02057361



**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**



For the month of August 26, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date: August 26, 2002

By: Luciana Bastos de Freitas Rachid
Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

energy for the sustainable human development



PETROBRAS


BR PETROBRAS
energy for the sustainable human development
annual report 2001

# summary







ETROBRAS
VIATION FUE

energy for sustainable human development

# operational summary



| | |
|---|---|
| PROVEN RESERVES [1,2] | |
| *(billions of barrels of oil equivalent – boe)* | 9.3 |
| Oil and condensate *(billion barrels)* | 7.8 |
| Natural gas *(billions of barrels of oil equivalent)* | 1.5 |
| AVERAGE DAILY PRODUCTION [2] | |
| *(thousand barrels of oil equivalent – boe)* | 1,636 |
| Oil and NGL *(thousand barrels per day – bpd)* [4] | 1,379 |
| Onshore | 258 |
| Offshore | 1,121 |
| Natural gas *(millions of m³)* [5] | 41.1 |
| Onshore | 17.9 |
| Offshore | 23.2 |
| PRODUCER WELLS *(oil and natural gas)* | 8,690 |
| Onshore | 7,889 |
| Offshore | 801 |
| DRILLING RIGS | 38 |
| Onshore | 15 |
| Offshore | 23 |
| PRODUCTION PLATFORMS | 92 |
| Fixed | 70 |
| Floating | 22 |
| PIPELINES *(km)* | 15,390 |
| Oil and oil products | 7,890 |
| Natural gas [3] | 7,500 |
| SHIPPING FLEET | 124 |
| Number – company | 62 |
| – chartered | 62 |
| Tonnage *(millions of deadweight tons - tdw)* | 8.2 |
| TERMINALS | 53 |
| Private marine | 10 |
| Private river | 3 |
| Marine, river and lake terminals at third party ports | 11 |
| Land | 29 |
| Storage capacity *(thousand barrels)* | 66,723 |
| REFINERIES | |
| Number [2] | 14 |
| Nominal installed capacity [2] *(thousand bpd)* | 2,021 |
| Average throughput *(thousand bpd)* | 1,680 |
| Brazil | 1,650 |
| Abroad | 30 |
| Average daily production of oil products [2] *(thousand bpd)* | 1,676 |
| IMPORTATION *(thousand bpd)* | |
| Oil | 278 |
| Oil Products | 326 |
| EXPORTATION *(thousand bpd)* | |
| Oil | 98 |
| Oil Products | 203 |
| SALES OF OIL PRODUCTS *(thousand bpd)* | 1,997 |
| Brazil | 1,696 |
| Abroad | 301 |
| NATURAL GAS SALES (volume handled) *(thousand m³ per day)* | 25,600 |
| National gas | 15,500 |
| Bolivian gas | 10,100 |
| FERTILIZERS (Number of plants - 2) | |
| Average daily production of ammonia *(tons)* | 1,338 |
| Average daily production of urea *(tons)* | 1,295 |

**NOTES:**

1 Proven reserves are measured according to the criteria of the Securities and Exchange Commission (SEC);
2 Includes foreign data corresponding to all joint ventures in which Petrobras participates ;
3 Includes the Brazilian side of the Bolivia-Brazil Gas Pipeline (2,600 kilometers);
4 Includes oil from shale (3,988 barrels per day);
5 NGL is not included in the production of natural gas.

# highlights

Voting Capital | Common Shares


Foreigners (Res. N° 2689 C.M.N.) 3.4%
São Paulo Stock Exchange Custody 4.6%
Others 4.1%
Petrobras Pension Fund – Petros 0.1%
FMP - FGTS Petrobras 7.4%
ADR, Level III 22.7%
Federal Government 55.7%
BNDESPar 2.0%

Non-Voting Capital | Preferred Shares


Others 5.5%
BNDESPar 16.3%
Foreigners (Res. N° 2689 C.M.N.) 18.8%
ADR, Level III 34.0%
São Paulo Stock Exchange Custody 24.9%
Petrobras Pension Fund – Petros 0.5%

Capital Stock


Others 4.7%
Foreigners 9.8%
Federal Government 32.5%
São Paulo Stock Exchange Custody 13.0%
Petrobras Pension Fund – Petros 0.3%
FMP - FGTS Petrobras 4.3%
BNDESPar 7.9%
ADR, Level III 27.4%


Oil, Condensate, NGL and Natural Gas Production | Consolidated (thousand boed)
1,238
1,404
1,566
1,636
1998
1999
2000
2001


Oil, Condensate, NGL and Natural Gas Proven Reserves | Consolidated (billion boe)
SEC criteria
8.4
9.6
9.8
9.3
1998
1999
2000
2001


Oil Products Production
Consolidated (thousand boed)
1,488
1,549
1,594
1,676
1998
1999
2000
2001


Net Income
Consolidated (US$ million) | US GAAP criteria
378
727
5,342
3,491
1998
1999
2000
2001


Consolidated Gross Debt
Consolidated (US$ million) | US GAAP criteria
includes project finance and leasing operations
Long Term
Short Term
Next Debt


Earnings per Share Evolution
Consolidated Net Income | US GAAP criteria
Common
Preferred


Petrobras Shares % Yield
Year end closing price in US$ dollars
Yield Preferred
Yield Common


Market Value x Book Value
Consolidated (US$ billion) | US GAAP criteria
Petrobras' year end closing price
Market Value
Book Value


Margin
Consolidated | US GAAP Criteria
Gross Margin
EBTIDA
Operating Margin
Net Margin


ROCE
Consolidated (%) | US GAAP Criteria
0.7%
10.2%
25.5%
17.6%
Modified in relation of history serie showed in the 2000 year because of change calculation formula.

# profile

Petrobras is an integrated public company that specializes in the following segments of the oil, gas and power industry: exploration and production; refining, whole sales, transport and petrochemicals; distribution of oil products; natural gas and power.

Created in 1953, it is currently the 12th largest oil company in the world, according to the criterion used by the publication Petroleum Intelligence Weekly.

Within the context of the opening up of the Brazilian oil industry, the company has been preparing to achieve sustained growth and leadership in Brazil and to become an energy company.

# mission

To operate profitably in the oil, gas and power industry, both on the domestic and international markets, supplying quality products and services, respecting the environment, serving the interests of shareholders and contributing towards the country's development.

# vision

Petrobras will be an energy company with a strong international presence and the leader in Latin America. It will have the operating freedom of an international corporation and be focused on profitability and social responsibility.


HOUSTON
TRINIDAD & TOBAGO
COLOMBIA
BOLIVIA
ARGENTINA
NIGERIA
EQUATORIAL GUINEA
ANGOLA
SINGAPORE


PERU
BOLIVIA
ARGENTINA
refineries
upstream
sales
headquarter
gas pipeline existing
gas pipeline under construction
gas pipeline under study
Bolivia–Brazil
gas field
thermo-power plant

# message to our shareholders

Without doubt 2001 was a milestone in our history. **We faced difficulties**, took important decisions and **achieved successes** that proved the professionalism, dedication and capacity to overcome obstacles of our human resources and the importance of the interaction between Petrobras and the community. We reformulated our policy of social responsibility, consolidated our internationalization strategy, increased our average production of oil, gas and NGL and closed the year with highly positive results.

These initiatives, coupled with our operating performance and especially the Company's well-established leadership in the technology of deep-water prospection, exploration and production resulted in Petrobras being chosen for the **second time** by the Offshore Technology Conference as **Company of the Year**, the most important distinction in the oil industry.

Besides this, **our rating has been upgraded** by Moody's Investor Services, one of the most influential and respected agencies assessing investment risk. Debt classification in foreign currency was raised **from B1 to Ba1**, three levels above Brazil's sovereign risk, and only one level below our goal - which is to achieve investment-grade classification.

In the operating area, we consolidated the Program for Excellence in Environmental Management and Operating Safety (Pégaso) – one of the boldest programs for operating safety, environment and the health to be introduced by any company in the world – and we also introduced the Operating Excellence Program (OEP) in our offshore units.

All the **operating units** have received **certification** for environmental purposes (ISO 14001) as well as for operating safety and health (BS 8800 or OHSAS 18001).

It must be mentioned that during 2001 we faced one of the most serious accidents in our history – the **sinking of P-36**. It is true that in economic terms the results of the accident have been overcome: two new platforms have entered service on the Marlim Sul Field, P-38 for storage purposes and P-40 for production, so that the loss of P-36's production has already been made good. But it is also true, and this **cannot be forgotten**, that nothing can make up for the other loss – that of **human lives**.

Besides this, on December 27 we achieved a **new Brazilian record** for daily production of oil, gas and natural gas liquids (NGLs) with **1,568 million barrels of oil equivalent per day**. Another highlight was that the two new platforms on the Marlim Sul Field produced 78 thousand barrels per day from three wells after being in service for only 12 days. One of these wells, MLS-42, registered the highest oil production of any well on Brazilian territory (around 40 thousand bpd), ranking it among the world's biggest offshore producers.

We are certain that **strengthening social responsibility initiatives** and improving its policies of **corporate governance** are essential factors for keeping Petrobras competitive. Management transparency and an ever-greater commitment to shareholders are a fundamental part of our strategy.

The Company's commitments to society are equally fundamental and are being respected and carried out. All this is taking place without at any time losing sight of the business perspective, in other words, the need to generate benefits and value for our shareholders.

The Strategic Plan created in 1999 has been periodically updated in line with new forecasts, precisely in order to ensure that its goals will be achieved in the best possible way.

Today, there is a strong perception at all levels of the Company that **Petrobras has changed direction** over the last two years. Human resource policies are being brought into line with the best market practice and are showing our concern to recognize and value good performance and commitment to business goals.

Petrobras is aware of its role in the development of Brazilian society and, in 2001, devoted around R$ 120 million to approximately 260 programs benefiting cultural, educational, environmental, social and sporting projects. There has been a profound **reformulation of our strategy** with regard to the company's social responsibilities.

In 2001, Petrobras, aware of social trends and needs, designed a new social program which set the most stringent parameters for excellence in social performance of any Brazilian company, whether private or state-owned.

With respect to our goals of internationalization two events of profound importance should be highlighted: the **asset swap with Repsol-YPF** and the offering of shares on the New York Stock Exchange.

Following the agreement with Repsol-YPF, signed in December, **we have acquired** a refinery in Argentina with processing capacity of thirty thousand barrels per day and around 700 service stations, representing approximately **12% of the Argentinean market** – the second largest in South America.

With respect to the **offering of preference shares** made in July 2001 it is worth noting that all of the shares were placed within 21 days – a record for a Latin American company. Furthermore, the shares on offer, with a total value of US$ 807 million were oversubscribed 1.7 times.

It is important to note that 50% of the buying orders were placed by new investors, **strengthening and diversifying** the Company's shareholder base. Out of the total shares offered, 64% were placed in the United States, 17% in Europe and 19% in Brazil.

As a result of all these efforts and commitments, we closed the year with a **net income of US$ 3.5 billion** and **cash generation** (Ebitda) of **US$ 6.9 billion**.

Today, Petrobras is on the road to success and will continue improving its fundamentals and seeking new modes of activity. We consider that the Company is fully qualified to face any turbulence in the regional and international economic scenarios in 2002, without allowing the rhythm of its investments and growth to diminish.



José Jorge de Vasconcelos Lima
*President of the Board of Directors*



Philippe Reichstul
*President of Petrobras*


BR

*Team spirit in monitoring operations*
*and ensuring maximum safety*

# Petrobras businesses

Oil production is growing by 5%, setting new records for exploration and the processing of derivatives as well as expanding market share.



OZIRES SILVA, president of VARIG,
and president of Petrobras from 1986 to 1989

"We at Varig are proud of our relationship with Petrobras, which dates from the time when aviation fuel was still gasoline, very different from the sophisticated and reliable fuel used by powerful modern jet engines."



ROBERTO MUNOZ,
Vice President of Halliburton for Brazil

"Without Petrobras' continual support, Halliburton's efforts to maintain its high and world-recognized standards of quality, health, safety and the environment would be compromised"

# exploration & production in Brazil



Company responds and overcomes the loss of the platform P-36; production increases by 5% and exceeds the industry average.

The year 2001 was unfortunately marked by the accident with the platform P-36, which was operating in the Campos Basin. This accident, which caused the sinking of the platform a few days later, emotionally affected the entire Company due to the loss of human lives. Although the platform was insured, so that Petrobras did not suffer material losses, the interruption to production in the Roncador field meant that the company was prevented from producing even more significant volumes.

Despite the accident, the average annual production was 1,336 thousand barrels per day (bpd) of oil, natural gas liquid (NGL) and condensate, together with 38,477 thousand cubic meters per day of natural gas (36,872 thousand cubic meters per day deducting the portion transformed into NGL), reaching a total average production of 1,568 thousand barrels of oil equivalent per day (boed), which represents an increase of 5% in relation to the prior year.

The production performance in 2001 was principally due to the connection of new wells to the Marlin Field platforms. On December 27, the company recorded its highest daily all-time production rate – 1,568 thousand bpd of oil, NGL and condensate – which was obtained principally as a result of the following events:

- The semi-submersible platform P-40 and the FSO (floating storage and offload unit) P-38 initiated production at Module 1 of the Marlim Sul Field (RJ) on December 17, 2001, and reached 78 thousand bpd by the end of the year;
- In the Marlim Field, 13 producer wells were connected to the platforms P-26, P-35 and P-37;
- The oil collection/treatment and gas processing units located at the River Urucu Province in the Solimões Basin (AM) reached a record average monthly production in October of 59.7 thousand bpd of oil and NGL and 7.4 million cubic meters per day of natural gas.

Petrobras Domestic Production Oil, NGL and Condensate

Water Depth Distribution | 1,335,989 bpd



Offshore
(< 400 m) 19.0%
Onshore 19.0%
Offshore
(> 1,000 m) 8.0%
Offshore
(400-1,000 m) 54.0%


Petrobras Domestic Production Natural Gas

Water Depth Distribution | 38,477 thousand m³/day



Offshore
(< 400 m) 27.0%
Onshore 42.0%
Offshore
(> 1,000 m) 4.0%
Offshore
(400-1,000 m) 27.0%


The offshore production of oil, NGL, condensate and natural gas corresponded to 79% of the total, of which 73% derived from systems located in water depths exceeding 400 meters.

The lifting cost, net of governmental take, reached US$ 3.26/boe, compared with US$ 3.31/boe in 2000. The portion relating to government take corresponded to US$ 3.29/boe and is directly related to the price of oil and the production increase. Therefore the total lifting cost reached US$ 6.55/boe, which represents a 7.1% reduction in relation to the cost in 2000.



## Discoveries

During the year the drilling and evaluation of 485 wells were concluded, of which 116 were exploratory wells – 43 onshore and 73 offshore –and 369 production development wells. The success ratio was 24%, with 11 discoveries onshore and 17 offshore.

The main exploration results during the year were obtained in offshore blocks BC-60, BS-500, BC-2 and BS-4, the last two operated by international companies. The blocks located in the Campos Basin (BC-60 and BC-2) obtained significant proven volumes of oil, of a low API grade, but with sufficient economic potential. Similar results were obtained in blocks BS-500 and BS-4 in the Santos Basin.

Other significant exploration results were obtained in the offshore blocks BFRD (Fragata Field) in the Espírito Santo Basin and SEAL-100 (discovery of well 1-SES-142) in the Sergipe-Alagoas Basin. The first is a gas field close to the city of Vitória (ES) and the second an oil discovery on the coast of Sergipe, in a water depth of approximately 500 meters, close to the production infrastructure of the Guaricema and Dourado fields. Both discoveries lead to expectations of continuing exploratory activities in these areas.

Another highlight was the discovery of oil and natural gas in Bahia, in the Camamu-Almada Basin (BCAM-40) via the wells 3-BAS-131 and 3-BAS-132, drilled to establish the limits of the discovery made by well 1-BAS-128 in October of 2000. This new discovery took on a special importance since it proved the presence of oil and gas in the interval that had previously been considered a gas bearer, in addition to having found new oil and gas bearing intervals. In this block Petrobras is the operator with a 35% share.

Also in deep and ultra deep waters (water depth above 400 meters), we should mention the discovery made by the well 1-ESS-100 in a water depth of 1,250 meters in block BC-60. This discovery, depending on the result of the technical and economic study already commenced, should be commercial.

In the blocks operated by Petrobras in partnership, a discovery was made by well 1-SCS-10, located in the shallow portion of the Santos Basin in block BS-3. The Company's participation in this block is 35%.

The Company made 11 important discoveries from a regional viewpoint onshore: one in the Potiguar Basin, two in the Recôncavo Basin, seven in the Espírito Santo Basin and one in the Amazonas Basin.

The volumes of heavy oil in the 15 to 18 API grade range discovered principally between August 1998 and December 2001 should be taken into account, highlighting the Campos Basin and the northern portion of the Santos Basin. The economic production of such oil resources requires special technologies. Therefore Long Duration Tests (TLDs) are programmed in horizontal wells to be drilled in blocks BC-30 (Campos Basin) and BS-500 (Santos Basin), where the Company holds 100% of the


BR
PETROBRAS
BR
PETROBRAS



*Onshore exploration activity: detailed investigation may lead to discoveries.*

rights, and in blocks BS-4 (Santos Basin) and BC-10 (Campos Basin), operated by other companies, where the Company holds 40% of the rights of BS-4 and 35% in BC-10. Due to the potential for discovering new heavy oil accumulations in the deep-water and ultra deep-water regions of the sedimentary basins in the South-Southeast, it is believed that the economic utilization of this type of oil will lead to a significant increase in Brazilian reserves.

A more accurate definition of the volumes, productivity and commercial potential of the areas discovered in 2001 will be possible through the ongoing exploration process.

## Reserves

Petrobras' proven reserves of oil, condensate and natural gas in Brazil reached 9.67 billion boe (Society of Petroleum Engineers – SPE criterion), with a replacement ratio of proven reserves of 104%, the reserves/production (R/P) ratio, considering oil, condensate and natural gas, was 18.1 years. On the Securities and Exchange Commission (SEC)'s criteria, proven reserves reached 8.80 billion boe. The difference of around 0.87 billion boe between reserves on the SPE's criteria and those using the SEC's criteria is explained by the following factors of which the first accounts for about 82% of the total difference:

- Estimates made on the SEC's basis limit proven reserves to the volumes to be produced over the lifetimes of the concession contracts for development and production areas;
- The SEC uses a more restricted approach for the Solimões Basin Business Unit's fields as formal contracts have not yet been signed for the region's gas market. These reserves have been reclassified as probable and will again be included in proven reserves when contracts have been signed.

It should be noted that the National Petroleum Agency – ANP uses the SPE criteria for its estimates of Brazilian oil reserves.

PETROBRAS' PROVEN RESERVES IN BRAZIL
According to Society of Petroleum Engineers (SPE) and Securities and Exchange Commission (SEC)


9.67
8.80
8.32
1.35
7.65
1.15
12
10
8
6
4
2
0
SPE Criteria
SEC Criteria
Billion boe
Oil and Condensate
Natural Gas

## Concessions Acquired and Partnerships Signed in 2001

In June the Company took part in the Third Round of Bidding for the Exploratory Blocks held by the National Petroleum Agency (ANP), when 15 blocks were directly acquired, seven with 100% participation and eight in joint ventures with other companies.

On August 6, 2001, after complying with the Minimum Exploration Program, Petrobras returned 58 exploratory blocks to ANP. After the return in the second half-year of blocks BC-8 and BC-9, operated by Amerada Hess and Unocal respectively, the Company ended the year with 54 exploratory blocks, 41 production development blocks and 233 production blocks.

Of the 58 exploratory blocks returned, the Company made 17 discoveries in three years (between 08/06/98 and 08/06/2001) and retained the areas corresponding to the discoveries in order to continue evaluation work. The recoverable volume discovered reached around 650 million boe.

CONCESSIONS ACQUIRED IN ANP'S THIRD AUCTION

| BLOCKS | BASIN | STATE | SIGNING | EXPLORATORY CAPITAL EXPENDITURE MM US$ | COMPANIES **OPERATING PARTNER**/PARTNERS (%) |
|---|---|---|---|---|---|
| BM-BAR-1 | Barreirinhas | Amazonas | 29-Aug-01 | 2,5 | **Petrobras** (100) |
| BM-C-16 | Campos | Rio de Janeiro | 29-Aug-01 | 2,0 | **Petrobras** (100) |
| BM-CE-1 | Ceará | Ceará | 29-Aug-01 | 1,0 | **Petrobras** (100) |
| BM-CE-2 | Ceará | Ceará | 29-Aug-01 | 1,0 | **Petrobras** (100) |
| BT-ES-12 | Espírito Santo | Espírito Santo | 29-Aug-01 | 1,0 | **Petrobras** (100) |
| BM-J-1 | Jequitinhonha | Bahia | 29-Aug-01 | 1,0 | **Petrobras** (100) |
| BM-S-24 | Santos | São Paulo | 29-Aug-01 | 2,5 | **Petrobras** (100) |
| BM-C-14 | Campos | Rio de Janeiro | 29-Aug-01 | 2,0 | Petrobras (25) **TotalFinaElf** (30) Enterprise (22,5) Shell (22,5) |
| BM-CAL-5 | Camamu | Bahia | 28-Sep-01 | 1,0 | **Petrobras** (45) Queiroz Galvão (18,34) ElPaso (18,33) Petroserv (18,33) |
| BM-CAL-6 | Camamu | Bahia | 28-Sep-01 | 1,0 | **Petrobras** (45) Queiroz Galvão (18,34) ElPaso (18,33) Petroserv (18,33) |
| BM-ES-5 | Espírito Santo | Espírito Santo | 28-Sep-01 | 1,0 | **Petrobras** (65) ElPaso (35) |
| BM-ES-9 | Espírito Santo | Espírito Santo | 29-Aug-01 | 2,0 | Petrobras (30) **Esso** (40) Kerr-McGee (30) |
| BM-S-12 | Santos | Santa Catarina | 29-Aug-01 | 1,5 | **Petrobras** (70) Queiroz Galvão (30) |
| BM-S-17 | Santos | São Paulo | 29-Aug-01 | 1,5 | **Petrobras** (50) Enterprise (25) Statoil (25) |
| BM-S-21 | Santos | São Paulo | 29-Aug-01 | 2,0 | **Petrobras** (80) Petrogal (20) |
| **TOTAL** | | | | **12,0** | |



*The P-20 platform's control panel in the Campos Basin*

In April 2000, the Executive Board approved a proposal to sell 73 of the mature fields, whose scale and economic potential are not within Company standards. These fields were offered to 56 prequalified companies – 39 Brazilian and 17 foreign. At an auction held on May 11 and 12 of 2001, 13 fields were sold in two groups: Group BA-1, composed of four fields in Bahia (Santana, Fazenda Rio Branco, Fazenda Santo Estevão and Sauípe), and Group AL-1, comprising nine fields in Alagoas (Coqueiro Seco, Fazenda Guindaste, Jequiá, Lagoa Pacas, Sul de Coruripe, Sebastião Ferreira, Tabuleiro dos Martins, Cidade Sebastião Ferreira and Fazenda Pau Brasil). The winning bidders were the Brazilian companies W. Washington and Rainier Engineering, with bids of US$ 8.1 million US$ 6.7 million respectively.

The 60 mature fields that were not sold at the auction will be re-evaluated by the Company and some of them may be placed on sale again in small groups, to attract smaller companies.

## Health Management, Operational Safety and Environment

The restructuring of the Company implemented at the end of 2000 with the introduction of new organizations, managements and responsibilities, made it necessary to revise procedures, train staff and improve and adapt working processes. Despite these structural alterations, all the business units maintained their ISO 14001 and BS 8800 certifications and all the targets defined in the Excellence in Environmental Management and Operational Safety Program (Pégaso) were achieved.





## P-36

The accident on March 15 of 2001 cost the lives of 11 employees and culminated with the sinking, five days later, of the semi-submersible production platform P-36 that was operating in the Roncador Field (RJ). A column was damaged and progressive flooding of the buoyancy spaces occurred, resulting in continuous heeling until the platform sunk on March 20. As a result of the sinking of the platform, around 1,200 cubic meters of diesel oil and 300 cubic meters of oil spilled into the ocean. This volume was contained by floating barriers and was almost completely collected or evaporated, and did not cause impacts to the environment.

A detailed technical investigation was carried out to determine the causes of the accident, performed by a Commission of Inquiry made up of representatives of the employees, the unions and the Federal University of Rio de Janeiro (Coppe/UFRJ), accompanied by a classification agency of recognized competence and integrity, DNV (Det Norske Veritas). Dozens of technicians from the Company and other companies took part. Three months after the event, the final conclusions were presented, covering a complete analysis of the causes that led to the accident and loss of the platform. The result was disclosed to Brazilian society through mass circulation media, characterizing a hitherto unprecedented attitude in Brazil. In addition to the internal dissemination, with dozens of lectures at E&P installations and other business areas, meetings were held abroad with specific groups and in Brazil, a technical workshop was held with invited representatives from the domestic and international oil exploration and production industry.

As a response to the occurrence, the Operational Excellence Program was implemented in the Exploration and Production business area focused on offshore installations. The object of this program is to promote a jump in quality of offshore oil exploration and production operations by December 2002, acting in an integrated manner to cover people, procedures and installations, seeking out all causes that could lead to accidents.

## Management of Deepwater and Ultra deep Water Technology

For the second time the Company's deepwater and ultra deep-water technology was internationally recognized in May by an award from the Organizers of the Offshore Technology Conference (OTC).



## Project Finance

The Company has been utilizing project finance programs for certain projects to develop production.

During the year a new joint venture coordinated by the banks Itaú and ABN-Amro was set up to provide additional project finance for the Marlim Field. An SPC (special-purpose company) was set up, called Nova Marlim S. A., to receive the US$ 100 million capital contribution. The company comprises ABN-Amro Asset Management, BNDESpar, Bradesco Asset Management, JPM, M. Safra, Petros and Valia, and issued debentures on the domestic market to a total value of US$ 734 million.

The average oil production of the Marlim Field in 2001 was 520 thousand bpd from 83 wells. This Field is expected to produce an average output of 600 thousand bpd of oil in 2002.

During the year the project for the Pargo, Carapeba, Garoupa and Cherne fields (PCGC) received investments of US$ 86 million, and the total investment is estimated at US$ 134 million. The objective of this project is the use water injection technology to re-establish an adequate pressure level for the reservoirs in these fields, maximizing secondary oil recovery. In addition, the project includes drilling wells to incorporate the reserves of the Congro Field.

*Employees going aboard the P-20 platform, Campos Basin*



# refining, whole sales, transport and petrochemicals


BR

The downstream department is ready for the market being opened to competition

## Refining in Brazil

During the year the daily average of throughput at refineries located in Brazil reached 1,650 thousand barrels per day (bpd), 3% higher then the 2000 performance. The share of domestic crude oil in the total volume processed increased slightly from 75% to 76%. Oil products production recorded a 5% increase, with an average of 1,646 thousand bpd.

In September the monthly processing record of the distilling units at the Brazilian refineries was broken with a figure of 1,736 thousand bpd. A daily production record of 518 thousand bpd for cracking unit processing was also achieved in September. The daily annual average volume processed at the units was 445 thousand bpd, 7% higher than the prior year.

The average operational refining cost was US$ 0.98 per barrel processed, 8.4% lower than in 2000.

Proceeding with the targets defined in the Strategic Plan, investments being made in the refining area – which should total US$ 4.3 billion between 2001 and 2005 – will be allocated to install new units at existing refineries to achieve the following objectives:

- Improvements in the quality of gasoline and diesel oil and compliance with environmental requirements;
- Greater focus on and higher absorption of the heavier domestic oil by the refineries;
- Increase in the Company's profitability through integration of the Downstream and Exploration & Production areas;
- Adjustment of the supply and demand profiles of oil products;
- Greater market competitiveness.

The construction of three water treatment units for diesel oil was commenced at the Duque de Caxias (Reduc), Gabriel Passos (Regap) and Presidente Vargas (Repar) refineries. The investments planned total US$ 530.0 million, and the new units should come on stream by the end of 2003. The purpose of the installations is to be able to offer diesel oil with a maximum sulfur content of 0.05% to 14 metropolitan regions of Brazil, contributing to an improvement in environmental quality.

The new Residue Fluid Catalytic Cracking (RFCC) unit came on stream at the Landulpho Alves Refinery (Rlam), with a capacity of 63,0 thousand bpd and involving investments of US$ 368 million. The purpose of the unit is to increase the production of oil products, especially diesel oil, in the Northern Region of Brazil.

*The monthly refinery processing and daily cracking unit records were broken.*

GROWTH IN REFINERY THROUGHPUT IN BRAZIL

Includes reprocessing of products


1,518
1,576
1,596
1,650
64%
36%
71%
29%
75%
25%
76%
24%
- 120%
- 100%
- 80%
- 60%
- 40%
- 20%
- 0%
1998
1999
2000
2001
thousand bpd
Imported Oil
Domestic Oil

GROWTH IN PRODUCTION OF OIL PRODUCTS


1,488
1,549
1,566
1,646
- 1,750
- 1,700
- 1,650
- 1,600
- 1,550
- 1,500
- 1,450
- 1,400
1998
1999
2000
2001
thousand bpd

## Health Management, Operational Safety and Environmental

| AUTHORIZED CAPACITY OF OP[illegible] REFINERIES IN BRAZIL (ANP CRI[illegible]) | | |
|---|---|---|
| Location | Name | Nominal Capacity* |
| Paulínia (SP) | Replan | 352 |
| Mataripe (BA) | Rlam | 306 |
| Duque de Caxias (RJ) | Reduc | 242 |
| São José dos Campos (SP) | Revap | 226 |
| Araucária (PR) | Repar | 189 |
| Canoas (RS) | Refap | 189 |
| Cubatão (SP) | RPBC | 170 |
| Belo Horizonte (MG) | Regap | 151 |
| Capuava (SP) | Recap | 53 |
| Manaus (AM) | Reman | 46 |
| Fortaleza (CE) | Lubnor | 6 |
| TOTAL | | 1,931 |

** thousand bpd*

During the year all the industrial refining installations (refineries, production of oil from shale and fertilizer production) completed certification of their Operational Safety, Environmental and Health Management systems under the ISO 14001 and BS 8800 (or OHSAS 18001) standards. This systemization of management, associated with the implementation of Pégaso (Excellence in Environmental Management and Operational Safety Program) and the effort made by leaders to improve the safety culture (principles and values), led to a significant improvement in global results in the refining area.

## Whole Sales in Brazil

Prices in line with the international market provided increases of 11% in net revenue.

Oil products sold in Brazil, with prices in line with the international market, resulted in net revenues of R$ 44 billion, corresponding to an 11% increase in relation to the prior year. This billing was the result of sales of 1,696 thousand barrels per day of products, a reduction of 1% in relation to 2000.

Petrobras' main customer was BR Distribuidora, which accounted for 21% of sales volume, especially gasoline, diesel oil, jet oil and fuel oil.

In the foreign trade segment, 326 thousand barrels/day of oil products were imported, at a total expense of US$ 3.3 billion CIF. At the same time 203 thousand barrels/day of oil products were exported, providing revenues of US$ 1,7 billion FOB. Compared to the volumes for the year 2000, these figures show a decrease of 16% in imports and 28% increase in exports. A base for commercial operations was also established in Singapore to cover the Persian Gulf and Far East markets.

The increasing domestic production of crude oil led to a reduction in foreign purchases to 278 thousand barrels/day, representing an 8% reduction in relation to 2000.

Exports of crude oil from the Marlim Field continued, and enabled the Company to expand its customer base on a more sustainable basis. During the year 98 thousand barrels/day were exported to various destinations.

SALES OF OIL PRODUCTS

Volume


Others 11.0%
Diesel 37.0%
LPG 13.0%
Fuel Oil 10.0%
Naphtha 13.0%
Gasoline 16.0%

S[illegible]

Percentage


Mid-West 4.6%
Northeast 18.8%
North 5.4%
Southeast 56.2%
South 14.8%

[illegible] EXCLUDING BUNKER)

Volume


Others 19.0%
Antilles 15.0%
Puerto Rico 12.0%
Nigeria 4.0%
United States 50.0%

The sales of crude oil and oil products on the domestic and foreign markets provided consolidated net revenues of US$ 22 billion, corresponding to an 11% reduction in relation to the prior year. This performance was a consequence of the falls in the international prices of oil products.

The federal government's process of liberalizing the oil industry continued during 2001, reaching jet oil, the prices of which are already liberated and determined by the market. For consumers, the prices of diesel oil and liquefied petroleum gas were liberated. Although the importation of naphtha was liberated, the petrochemical complexes operating in Brazil did not make purchases abroad and Petrobras remained the exclusive supplier of the product. However the great impact made by opening up the market was felt as from 01/01/02, when gasoline, diesel oil and liquefied petroleum gas (LPG) prices practiced by Petrobras ceased to be established jointly by the ministries of Mines and Energy and Finance. Since then a free pricing system has been in force, together with liberation of gasoline and diesel oil imports, but subject to prior agreement from the National Petroleum Agency (ANP).

The end of restrictions on the import of these products, with the completion of the transition stipulated in the Petroleum Law, was due to be approved by Congress in Constitutional Amendment No 33 in December 2001. By altering articles of the Federal Constitution, this Amendment enabled the Contribution for the Intervention in an Economic Domain (CIDE) to be charged on the importation of oil and oil products, natural gas and oil products and fuel alcohol, thus discontinuing the levy of the Specific Price Portion (PPE).

Under this new taxation system and following the fluctuations in international market prices, the prices of gasoline and diesel oil practiced by Petrobras as from 01/01/02 were reduced by an average of 25% and 8% respectively in relation to the prices in December 2001. The reductions had consequences in the long supply chain, leading to lower prices for these products at gas stations, with resulting gains for consumers.

The new prices practiced by the Company are in line with competition from the principal imported sources of oil products. It should also be highlighted that in addition to the supply of imported products derived from the excess world refining capacity, there is competition on the Brazilian market, although on a lower scale, from private refineries and petrochemical companies.



Volume


Others 27.0%
Saudi Arab 26.0%
Iraq 9.0%
Argentina 10.0%
Nigeria 28.0%

Volume


Saudi Arab 6%
Others 32.0%
Algeria 27.0%
Venezuela 10.0%
Argentina 18.0%
India 7.0%

Volume


Others 28.0%
Antilles 27.0%
France 10.0%
Emirates Arab 22.0%
Argentina 13.0%

Priority was given to implementation of the Integrity Program for the pipeline network

# Transport

## Pipelines and Terminals

The Company concentrated its efforts on implementing the Integrity Program for pipeline transport installations, with the objective of inspecting around 50% of the pipeline network (6,473 kilometers) and identifying possible weak points in the system. The sections identified were replaced, which increased the installations' level of reliability.

The total pipeline network remained at 12,790 kilometers, of which 7,890 kilometers of oil and oil products pipelines and 4,900 kilometers of gas pipelines (excluding the Bolivia-Brazil Pipeline). The total tanking capacity at the terminals remained at 10 million cubic meters.

A leasing contract negotiated in December 2000 by Transpetro for the Petrobras pipeline and terminal installations (D&T) came into force on October 1, 2001. On that date the National Petroleum Agency (ANP) granted authorization to Transpetro to operate the installations, which was a precondition for the contract to become effective. This was a milestone in free access to D&T, foreseen in Article 58 of Law 9.478/97, making viable the opening up of the oil products market planned for

*Pipeline supervision system at the Northeastern Lubricants Factory*



January 2002. With the authorization, Transpetro consolidates the management and operation of 6,305 kilometers of pipelines owned by Petrobras and 222 kilometers of pipelines owned by Copesul, in addition to 43 river and land terminals, and the company can now provide pipeline transport and storage services to Petrobras and third parties by charging tariffs, according to the regulations issued by ANP.

In November Transpetro completed its first sale of pipeline transport services on a "free access" basis: the transport of 1,265 tons of butadiene from Petroflex.

## Shipping Transport Business

The Petrobras system operated with a monthly average of 124 tankers, which represented a total transport capacity of 8.42 million deadweight tons (tdw), of which 62 company vessels with a total capacity of 3.9 million tdw.

The total volume carried reached 123 million tons, of which 79.8 million of coastal shipping and 43.2 million of long-distance shipping. This profile reflects the trend of reducing long-distance voyages as a result of the increase in domestic oil production and importation of crude oil from Venezuela and Argentina.

The year was a milestone in the process of expanding and renewing the Transpetro tanker fleet. In March and December the company received 28 oil tankers from Petrobras, which were incorporated into its assets. The vessels totaled 1.51 million dwt.

In the first half of the year, Transpetro purchased two Suezmax type tankers through its subsidiary abroad, renamed Cartola and Ataulfo Alves. In 2002 these units will be converted into shuttle vessels, to operate in transporting production from the Campos Basin, and will be provided with additional maneuver control resources, including dynamic positioning.

In August the results of the tenders to construct two new Suezmax and two Panamax vessels were announced, the winner bidder being Estaleiro Ilha S.A. (Eisa). These incorporations are planned for 2004 and will increase the transport capacity by 440 thousand tdw, representing an investment of US$ 245 million.

## Pecém Terminal Project

This project is aimed at constructing a tankage terminal to make viable the transfer of products from the distribution companies in the Mucuripe area to Pecém. Petrobras, through its subsidiary Transpetro, is participating with 45%, and Oiltanking with 55%. The investment will be US$ 32 million.

## Health Management, Operational Safety and Environmental (HSE)

- Improvement of the HSE management system, focused on attitudes, with the signature of the Transpetro-Dupont partnership contract, which commenced on 06/04/2001 for a duration of three years. The contract envisages the integration of 35 professionals from Dupont in the Transpetro Transport Units, to transfer culture and correct procedures, focused on Health, the Environment and Operational Security;









- Socio-psychological and integration evaluation of the Transpetro workforce through the signature of a contract with the company Fênix Consultoria, which began on 05/28/2001. This contract is aimed at evaluating the profile of the workforce and establishing a basis for implementing intense participation, defining a new model of sustainable behavioral activities.
- Creation of the HSE prize for contractors, to provide incentives and awards to those that demonstrate adequate performance in HSE management. This prize was introduced as a pilot system in the Southeastern Pipelines and Terminals (DTSE) and Midwest Pipelines and Terminals (DTCS); it will be introduced in the remaining departments by July of 2002;
- Implementation of the DDSMS – Daily Health, Environmental and Safety Dialogue, which will enable the training and awareness of the workforce to be improved by daily reinforcements provided through lectures at work locations, covering Maintenance and Construction Services as a priority;
- Intensive training in pollution combat techniques, including abroad;
- Creation of the Special Contingency Group (GEC), made up of highly qualified staff for the organization, control and combat of emergencies;
- ISO 14000 and BS 8800 Certification of all the Transpetro operational units;
- Review of Transport Operating Regulation – 26 (NDT-26), establishing safer procedures in the control of product transfer operations.

## Petrochemicals

Petrobras Química S.A. – Petroquisa is a subsidiary of Petrobras that operates in the petrochemical sector through shareholdings in companies serving various segments of the industry, totaling R$ 948 (US$ 401.1) million in assets (see table).

The profitability of the portfolio was 8.8% for the year, based on the ratio between the equity gain of the companies in operation and the value of the investment. This result reflects the performance of the petrochemical complexes, which represent around 80% of the investment portfolio of Petroquisa, which was principally affected by the behavior of the currency and a reduction in contribution margins.

The production of ethane by the raw materials manufacturing centers – Copene, Copesul and Petroquímica União, which represent around 80% of Petroquisa's investment portfolio – reached 2.5 million tons in 2001, placing Brazil 11th in the world ranking. The 3.8% fall in production in relation to the prior year was a result of programmed maintenance stoppages by Copesul and Copene.

In accordance with the Petrobras Strategic Plan, the Company has been developing new business, integrating the availability of natural gas and refining first and second stage generation petrochemicals, giving priority to the polyolefin segment. We highlight below the progress of the most significant projects:

### Lajedo da Soledade

Petrobras is helping to preserve Lajedo da Soledade – an important archaeological site located 420 km from Natal – and providing the local community with opportunities for work and leisure.



**Rio Polímeros S.A.** – Venture to produce 515 thousand tons/year of polyethylene and 76 thousand tons/year of propylene from ethane and propane, both extracted from natural gas from the Campos Basin, with total investments planned of US$ 1.0 billion. In October of 2001, funding contracts were signed with the US Eximbank, Sace from Italy and the BNDES. Construction began in November 2001, and operation start-up is planned for the second-half of 2004. The shareholdings are as follows: Unipar (33.3%), Suzano (33.3%), BNDESPar (16.7%) and Petroquisa (16.7%);

Construction started on the industrial units of Rio Polímeros S.A.

**Companhia Petroquímica Paulista – CPP** – The project to produce 250 thousand tons of polypropylene from propane derived from the Paulínia Refinery (Replan) is being re-evaluated, involving investments of US$ 180 million; the Petrobras holding is 9.3%, with OPP Petroquímica holding the remaining 90.7%;

**Basf** – Petrobras is in the final stages of negotiations to form a joint venture with BASF to produce 160 thousand tons/year of acrylic acid/super absorbent polymers, the raw material being propane from the Henrique Lage Refinery (Revap). The investments will be US$ 280 million, and the operation is planned to come on stream in 2005.

PETROQUISA SHAREHOLDINGS

| Company | Products | Capacity (1.000 t) | Voting Capital (%) | Total Capital (%) |
|---|---|---|---|---|
| Copene – Petroquímica do Nordeste S.A. | Basic petrochemicals | 1,200 of ethane | 15.4 | 21.4 |
| Copesul – Companhia Petroquímica do Sul | Basic petrochemicals | 1,135 of ethane | 15.6 | 15.6 |
| Petroquímica União S.A. | Basic petrochemicals | 500 of ethane | 17.5 | 17.4 |
| Metanor S.A. – Metanol do Nordeste | Methanol | 82.5 | 49.5 | 33.4 |
| Deten Química S.A. | Linear alkylbenzene | 220 | 28.6 | 27.2 |
| Fábrica Carioca de Catalisadores S.A. | Catalyzers | 36 | 40.0 | 40.0 |
| Petrocoque S.A. Indústria e Comércio | Calcined petroleum coke | 400 | 35.0 | 35.0 |
| Petroquímica Triunfo S.A. | Low-density polyethylene | 150 | 45.2 | 57.3 |
| Companhia Alagoas Industrial – Cinal | Utilities and services | – | 16.6 | 13.5 |
| Rio Polímeros S. A. | Polyethylenes | 515 | 16.7 | 16.7 |

# distribution


BR
ATION
ETROBRAS
VIATION FUE

BR increased its market share to 32.8%, demonstrating its capacity to anticipate the scenario of total deregulation of the sector.

The subsidiary Petrobras Distribuidora S.A. – BR, leader in the fuel distribution sector, returned net income of R$ 374 million, an increase of 34.5% against the figure recorded in 2000, which represents a return of 24.5% on average shareholders' equity for the financial year.

The gross amount of R$ 132 million originating from the BR share of the asset swap between Petrobras and Repsol-YPF contributed to this result, through the transfer of rights to sell 40 thousand cubic meters of fuels/month to gas stations, to an amount equivalent to US$ 60 million.

The volume sold was 3.2% higher than the figure achieved in the prior year, as a result of the stability provided by regulatory improvements in the fuel distribution market during the second half of 2000. As a result BR increased its market share from 32.0% to 32.8%.

Capital expenditure in investments made in 2001 reached R$ 211 million, concentrated on expansion and modernization of the oil products and natural gas distribution stations, projects to expand the asphalt manufacturing units, installations at industrial and commercial clients and in the implementation of environmental protection systems. Investments of R$ 356 million are planned for 2002.


Gross Revenue Composition
R$ Million
Lubrificants 370 (2%)
Others 1.005 (5%)
Aviation Products 1.733 (9%)
Gasoline 5.941 (30%)
Fuel Oil 2.517 (13%)
Natural Gas 240 (1%)
Alcohol 408 (2%)
Asphalt 262 (1%)
Diesel 7.479 (37%)
m³/thousand
Natural Gas 597 (2%)
Others 1.785 (7%)
Lubrificants 206 (1%)
Alcohol 470 (2%)
Diesel 10.377 (38%)
Aviation Products 2.458 (9%)
Fuel Oil 6.116 (23%)
Gasoline 4.396 (16%)
Asphalt 612 (2%)
Domestic Market Share
Petrobras Distribuidora 32.8%
Others 21.5%
5ª 8.4%
4ª 8.8%
2nd 15.0%
3rd 13.5%
Investments in 2001
R$ Million
Others 63 (30%)
Projects for enlargement of asphalt production units 7 (3%)
Introduction of environmental protection systems 30 (14%)
Enlargement and modernization of distribution points for oil products and natural gas 111 (53%)

## Automotive Segment

BR has been demonstrating a capacity to adapt to changes, anticipating the scenario of total deregulation of the oil and natural gas sector. In 2002, in order to expand its market share even further, it invested in the acquisition and modernization of gas stations and in the quality of products and services offered to customers.

The strengthening of the gas station and BR Mania convenience shop network remains the fundamental strategy to expand its share of the automotive segment, which increased by 2.8% in relation to the prior year.

Highlights in the automotive segment:

- The success of the "De Olho no Combustível" (watch the fuel) program contributed to increase awareness of the relationship between the quality and price of products;
- The BR Mania brand, the market leader with 488 convenience stores, constituted a differential in diversifying the supply of services, offering better utilization of time spent at BR gas stations;
- The expansion in the relationships between BR and its local station operators – through regional meetings and the *Jornal do Revendedor* (The Service Station Journal – a vehicle to integrate the station operators client network) – has enabled the quick solution of various holdovers, causing great satisfaction amongst resellers.

**Highlights**

| | |
|---|---|
| Market share | 32.8% |
| Service station network | 7,031 |
| Own stations | 537 |
| Highway | 1,884 |
| Marine | 118 |
| Urban | 5,029 |
| Convenience stores | 488 |
| Veicular natural gas station - VNG | 119 |

**Number of Services per Region**



North 560 (8%)
Mid West 624 (9%)
South 1,214 (17%)
Southeast 2,974 (42%)
Northeast 1,659 (24%)


**Distribution of VNC by BR**



Volume
Others 28%
Rio de Janeiro 31%
Minas Gerais 10%
Pernambuco 16%
São Paulo 15%




Mania


## Consumer Segment

In this segment – represented by 8 thousand industrial and commercial clients, transport fleets, retail transport resellers (TRR), government departments and airlines, Petrobras Distribuidora is also the market leader, with a share of 47.4%.

Technical support for customers continues to be one of the principal factors that demonstrates the significant differential of BR in this market.

Highlights in the Consumer segment:

- Strengthening of partnerships with large industrial clients and cargo and passenger transport companies, aimed at providing supply and fuel logistics;
- Expansion of the asphalt manufacturing units;
- Consolidation of BR's leading position in the vehicular natural gas (VNG) market, with a share of 61.5% and a significant network of 119 gas stations throughout Brazil;
- The service provided by BR to domestic and foreign airlines at 102 Brazilian airports increased its market share to more than 53.1% in 2001;
- The transfer to Petrobras of the BR stockholdings in natural gas distribution companies should occur in 2002, based on a market value valuation of the investments by a specialized institution, estimated at R$ 554 million.


LUBRAX
SJ
BR

*BR provides product quality and service excellence*

## Operational Support

To expand its commercial operations, Petrobras Distribuidora continues to invest in the expansion, installation and organization of operational establishments and maintenance of the distribution infrastructure. The company has 88 storage bases distributed strategically throughout the country and 180 transport companies registered to handle the products.

## Health Management, Operational Safety and Environment

Sharing the effort made by the Petrobras System to become a benchmark in Health Management, Operational Safety and Environment (HSE), BR invested around R$ 30 million in 2001, continuing its Environmental Action Plan implemented in 2000, which covers operational and commercial activities. The highlights include:

- **At Outlets:** the replacement of regular tanks by double-walled installations, environmental monitoring through the installation of leak detection equipment and regular testing of water tightness, together with revaluation of the water and oil separator systems
- **At Aviation Dealers, Industrial Clients and Services Stations:** implementation of the Emergency Situation Plan, which provides guidelines for clients and partners;
- **In the Transport segment:** implementation of the Emergency Response Plan, which offers resources from specialized companies for road accidents and environmental rehabilitation to ensure effective combat of accidents involving product spills;
- **In the operational infrastructure:** investments in improvements in various installations to strengthen safety, environmental protection and health related systems. In parallel a training system in environmental management, industrial safety and environmental legislation was introduced for the technical and management staff.

# gas and power



TBG


Natural gas supply and investments to increase electricity generation.

The demand for natural gas has been accelerating since 1999, as a result of increasing consumption in the industrial sectors – a consequence of the policy promoted by the federal government to provide incentives to replace fuel oil by natural gas – for commercial, residential and principally automotive use. The expansion of the infrastructure installed played a decisive part in the increase in demand since construction of the Bolivia-Brazil gas pipeline (Gasbol). The target is to expand the share of gas in the Brazilian energy matrix from 3% to 10% by 2009.

During the year, the domestic supply of natural gas reached 15.5 million cubic meters per day. Added to the 10.1 billion cubic meters imported daily from Bolivia, supply reached 25.6 million cubic meters per day. Of this total, the volume of natural gas sales to the Brazilian market totaled 20.3 million cubic meters per day, which represents a 28.5% increase in relation to 2000. The remainder of the natural gas supply was consumed internally by Petrobras units.

Currently Petrobras, through BR Distribuidora, has interests in 13 natural gas distribution companies, and in December 1993 obtained a concession for the distribution over a period of 50 years of natural gas in Espírito Santo, where the company has an office (Natural Gas Sales and Distribution Department – GVD). Through Gaspetro, it has holdings in the natural gas distribution companies in the Federal District and Goiás, making a total of holdings in 15 state distribution companies and one sales department.

In addition, it maintains and operates an extensive gas pipeline network (4,900 kilometers), which connects oilfields with refineries and other primary distribution points over the entire country. Over the next two years, the Company is planning to construct approximately 1,600 kilometers of new gas pipelines.

Destination of Natural Gas


Liquefied 3%
Reinjected/
Not used 17%
Sales 36%
Own consumption
and not used 44%

Sales by Use


Steel Making 1.9%
Termic 3.5%
Petrochemicals 4.8%
Residential 4.0%
Automotive 8.6%
Fuel Oil 77.2%

Sales by State

Volume


Others 13.7%
Pernambuco 3.6%
Minas Gerais 4.8%
Espírito Santo 4.6%
São Paulo
29.8%
Bahia 16.4%
Rio de Janeiro 27.1%

| INVESTMENTS IN GAS DISTRIBUTION COMPANIES | |
|---|---|
| COMPANY | TOTAL CAPITAL |
| Companhia Rondoniense de Gás – Rongás | 41.5% |
| Companhia de Gás do Ceará – Cegás | 41.5% |
| Companhia Potiguá de Gás – Potigás | 41.5% |
| Companhia Paraibana de Gás – PBGás | 41.5% |
| Companhia Pernambucana de Gás – Copergás | 41.5% |
| Empresa Sergipana de Gás – Emsergás | 41.5% |
| Gás de Alagoas S.A – Algás | 41.5% |
| Companhia de Gás da Bahia – Bahiagás | 41.5% |
| Companhia de Gás de Goiás – Goiasgás | 27.8% |
| Companhia de Gás Mato Grosso do Sul – MSGás | 49.0% |
| Companhia de Distribuição de Gás de Brasília – Cebgás | 32.0% |
| CEG Rio S.A | 25.0% |
| Companhia Paranaense de Gás – Compagás | 24.5% |
| Companhia de Gás de Santa Catarina – SCGás | 41.0% |
| Companhia de Gás do Rio Grande do Sul – Sulgás | 49.0% |

The companies responsible for the operation of its principal project, the Bolivia-Brazil gas pipeline (3,150 kilometers), concluded in March of 2000, are GTB – Transportadora Gas TransBoliviano S.A. (on the Bolivian side) and TBG – Transportadora Brasileira Gasoduto Bolívia–Brasil S.A. (on the Brazilian side). The pipeline supplies the gas markets of Mato Grosso do Sul, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul, interconnecting at Guararema (SP) with the gas pipelines from the Santos and Campos basins.

# New investments

## Uruguaiana–Porto Alegre Pipeline

As part of the project to import natural gas from Argentina to supply the Southern and Southeastern regions of Brazil, the Company will make available up to 15 million cubic meters per day of the fuel as from the second-half of 2004. Investments are estimated at US$ 300 million. This project guarantees the connection of the principal gas basins in Brazil, Argentina and Bolivia, with a total length of 615 kilometers, and will significantly contribute to electricity generation in Rio Grande do Sul – a state that imports 70% of its energy.

The first phase of the gas pipeline has been concluded, which comprises two stages in Rio Grande do Sul: the first connects the border between Brazil and Argentina at the city of Uruguaiana, where it supplies a thermoelectric plant to generate 680 MW; and the other connects Porto Alegre with Triunfo, where the petrochemical complex is located. The second phase, which will connect the two ends of the gas pipeline, crosses 16 municipalities, and should be completed by the second-half of 2004.



*Natural gas processing unit at Urucu, state of Amazonas*



*Employees and contractors work together to find viable solutions*

The Uruguaiana–Porto Alegre Pipeline is operated by Transportadora Sul Brasileira de Gás (TSB), based on a partnership between Petrobras (through Gaspetro, with a 25% share), Ipiranga, Repsol-YPF (a Spanish-Argentinean company), the French company TotalFinaElf and the Italian-Argentinean company Tecgas NV-Techint.

## Gasbol – Goiás/Federal District Pipeline

A letter of intent was signed with the companies CEB, Cebgás, Consórcio Gásbrasiliano, Consórcio Gásgoiano and Goiasgás to carry out a feasibility study to construct a pipeline to connect with the Bolivia-Brazil pipeline for the purpose of supplying the state of Goiás, the Federal District and other regions. The letter of intent also envisages studies to develop thermoelectric projects in the region, in order to reach the scale necessary to make the gas pipeline viable.

## Expansion of the pipeline network in the Southeast and Northeast

In order to satisfy the demand resulting from the new thermoelectric plants forming part of the Priority Program in the Southeastern and Northeastern Regions, the Company is investing in the expansion of the pipeline networks in these regions. In the southeast, the construction of approximately 1,000 kilometers of pipelines is planned, and for the Northeast, 600 kilometers of new pipelines. This represents investments of around 1 billion dollars over the next three years.







**Dançando para Não Dançar**

The project benefits children from underprivileged communities in Rio de Janeiro. They attend classes in classical ballet and receive health and dental care.

## Importation of liquefied natural gas – LNG

As a result of the demand from the Priority Thermoelectric Program in the Northeastern Region, Petrobras will be supplementing the supply of natural gas through the importation of liquefied natural gas (LNG). The company has been evaluating, in partnership with Shell Brazil, construction of the first terminal to receive and regassify LNG in South America.

To construct and operate this terminal, which will be located at the Port of Suape in Pernambuco, Companhia GNL do Nordeste was created (50% in Petrobras capital and 50% Shell). The terminal will be equipped with its own quay, a tank with a capacity to store 160.0 thousand cubic meters and a regasification unit, with a capacity of up to 6.0 million cubic meters/day of natural gas.

A total investment is estimated at US$ 200 million. The basic engineering design has already been completed and construction of the Suape terminal is planned for 2002. Operation start-up should occur in 2005.

## RedeGasEnergia (gas-energy network)

The RedeGasEnergia is an excellence network composed of Petrobras, natural gas transport and distribution companies and research, development and engineering institutions, the object of which is to develop the Natural Gas and Energy market at national level. The focus of the Network's initiatives and projects is on the sale, transport and distribution segments, as a means of consolidating the Brazilian natural gas industry and its insertion in the domestic production of energy. The main pillars sustaining these business segments include technology, awareness and marketing, together with market and environmental assistance.

The results of this intense cooperative effort will be the products obtained based on the portfolio of RedeGasEnergia projects. The network has already produced and analyzed 179 Preliminary Project Proposals, which resulted in 47 projects selected for adding to the portfolio in 2001. Being executed by various technological institutions in Brazil, the 63 projects in the portfolio currently represent funds of around US$ 20 million, to be raised between companies comprising the Network and the National Science and Technology Plan for the Petroleum and Natural Gas Sector – CTPetro, during the portfolio's development period.

## Gas Technology Center – CTGás

The result of a partnership between Petrobras and the CNI/Senai and installed at Natal (RN), its mission is to provide integrated technological support to the natural gas industry, prioritizing the aspects of education, pre and after-sales technical assistance and applied research. The capillarity of the Petrobras and Senai systems enabled CTGás to economically consolidate a nationwide network, currently with nine operational centers out of a total of 21 planned by 2002. It is currently developing a set of research projects financed by Petrobras in the metrology, vehicular natural gas and cogeneration areas, amongst others, in addition to special technical services such as modeling, audits of measurement and gas conversion studies. The network also offers a wide range of courses. In 2002, technical courses contracted by ANP will begin.

## Management of Health, Safety and Environment (HSE)

For Natural Gas the most important part of HSE is safety. In 2001 we began to create Petrobras' HSE structure for the State Distributors of Natural Gas. The adaptation and introduction of these standards will be based on a computerized emergency action system, InfoPAE, developed in partnership with Rio de Janeiro's Pontifical Catholic University – PUC, which will make it possible to react faster in emergencies as well as to follow up the countermeasures being taken from company HQ. It is being introduced for all Petrobras' pipelines, terminals and refineries and is also being adapted so that it can be introduced for E&P during 2002.

# Thermoelectric Power

One of Petrobras' strategic objectives is to play an integrated role in the production and sale of electric power, strengthening its position in the domestic market and positioning itself as an energy company.

Currently Petrobras has an average share of 25% in the development of 27 thermoelectric plants, with total investments of US$ 7 billion. The plants will generate approximately 11,000 MW and 2,300 t/h of steam by December of 2003, which corresponds to around 14% of the installed capacity in Brazil. In order to anticipate the supply of electricity, some of the plants will start operating on a single cycle, in other words without utilizing the steam. They will subsequently be converted to combined cycle, which increases their energy generating capacity.

In 2001 the Federal government set up the Electric Power Crisis Management Committee (GCE), charged with coordinating an emergency program to handle the critical situation of the Brazilian electricity system.

The GCE's group in charge of the expansion of electric power supply in 2001-2003 focused its work on generation, transmission, transfer between regions and importation. As a result, 32 thermoelectric projects (Resolutions 36, 37 and 47 of the MME) will guarantee the supply of natural gas up to 2003, based on satisfying the criteria established in Resolution 23 – PPT prerogatives (see table).

**ARTICLE 1 | REQUIREMENTS**
- Environmental licensing
- Authorization by Aneel
- Work started and not interrupted
- EPC signed
- *Supply from generating units signed*

**ARTICLE 2 | SELECTION PROCESS / REQUIREMENTS**
- Start of commercial operations by 2003
- *Environmental licensing*
- Authorization by Aneel
- Financial viability
- Supply from generating units and EPC signed
- Electric power purchase and sale contract (PPA)
- Integration with the electricity grid (access)



17 thermoelectric plants of the GCE's Strategic Emergency Program are being constructed. Petrobras is also investing in the development of a further 10 units, including one in Bolivia (the Puerto Suarez thermoelectric plant), totaling 27 plants in the Company's Thermoelectric Program. It should be remembered that Petrobras has commercial agreements with two thermoelectric plants listed in the PPT located in Rio de Janeiro state, which will start operating at the end of 2001 with production for the free (spot) market.

The thermoelectric plant at the Fertilizer Plant – Fafen in Bahia was the first plant to operate involving participation by the Company, in September 2001. The other plants will be operating by December of 2003.

These thermoelectric plant projects, with and without cogeneration, in which the Company has minority interests, should generate 3,000 MW for the Brazilian electricity grid before the end of 2002. Therefore from a planned increase in energy generated of around 10,000 MW by 2005, the Company has acquired a block of electric power of approximately 4,500 MW for its own consumption and for sale.

In 2001 US$ 450 million was invested in the development of thermoelectric projects in which the Company participates in partnership or as owner. These investments are



EMERGENCY THERMOELECTRIC PROGRAM (PETROBRAS STAKES)

| Projects | Location | Capital Expenditure (US$ Millions) | Participation (%) Petrobras | Capacity (MW) | Operational Startup |
|---|---|---|---|---|---|
| Termo Bahia | BA | 360 | 49 | 190 (*) | Jul-02 (*) |
| Termo Rio | RJ | 600 | 43 | 212 (*) | Jul-02 (*) |
| Ibirité | MG | 450 | 50 | 150 (*) | Feb-02 (*) |
| Fafen | BA | 30 | 20 | 25 (*) | Sep-01 (*) |
| Araucária | PR | 337 | 20 | 480 | Oct-02 |
| Corumbá | MS | 60 | 45 | 90 | Mar-02 |
| Três Lagoas | MS | 230 | 100 | 240 (*) | Jun-02 (*) |
| Canoas | RS | 300 | 100 | 160 (*) | Mar-02 (*) |
| Piratininga | SP | 380 | 80 | 200 (*) | Dec-01 (*) |
| CCBS (Cubatão) | SP | 220 | 27 | 320 (*) | Sep-02 |
| Norte Capixaba | ES | 130 | 50 | 150 (*) | Jul-03 |
| Norte Fluminense | RJ | 400 | 10 | 510 | May-03 |
| Termo Catarinense Norte | SC | 200 | 20 | 350 | Dec-03 |
| Termoaçu | RN | 280 | 30 | 325 | Dec-03 |
| Termo Gaúcha | RS | 300 | 25 | 500 | Oct-03 |
| Termo Sergipe | SE | 95 | 20 | 70 (*) | Aug-02 |
| Vitória | ES | 300 | 33.3 | 500 | Dec-03 |

*(*) 1st phase simple cycle*

concentrated on the purchase of equipment and contracting engineering works. Of this total, around 27% corresponds to paying up shares or quotas, advances for capital increases or loan contracts. The remainder (prepaid expenses) should be converted into new capitalizations or loan contracts, or reimbursed through funding obtained, the sale of holdings, etc.

This year an environmental license was obtained to install a thermoelectric plant at the Presidente Bernardes Refinery (RPBC) at Cubatão and to expand the Piratininga thermoelectric plant, both in São Paulo state. In total, there are 13 projects under construction with installation licenses granted and one project under development with a prior license.

The potential of these thermoelectric plants is illustrated by the Ibirité unit (MG), which has a planned generating capacity of 720 MW and could provide the average supply for a city of two million inhabitants.

In order to strengthen the role of Petrobras in the electric power industry, the creation of a new energy subsidiary was authorized in December of 2001 for the purpose of entering the electric power generation and distribution market.



CO-GENERATION PLANTS (PETROBRAS STAKES)

| Plant/State | Partners (Participation %) | Capacity (MW) | Capacity (t/h of steam) | Capital Expenditure (US$ MM) | Operational Startup |
|---|---|---|---|---|---|
| Termoaçu – RN | Petrobras (30) Guaraniana (70) | 325 | 610 | 280 | Dec-2003 |
| Sergipe – SE | Petrobras (20) Energisa (51) Alliant (29) | 90 | 200 | 95 | Jul-2003 |
| Termo Bahia – BA | Petrobras (49) ABB/EV (49) A&A/EIC (2) | 450 | 360 | 360 | Mar-2003 |
| Fafen – BA | Petrobras (20) EDP (80) | 60 | 125 | 30 | Jan-2002 |
| Termo Rio – RJ | Petrobras (43) NRG (50) PRS (7) | 1,020 | 400 | 600 | May-2004 |
| CCBS-RPBC – SP | Petrobras (27) Marubeni (73) | 440 | 400 | 220 | Oct-2003 |
| Cofepar-Repar – PR | Petrobras (20) PSEG (75) Ultrafértil (5) | 650 | 200 | 450 | Dec-2003 |
| S. Mateus-SIX – PR | Petrobras (51) Copel (49) | 70 | 30 | 70 | Jun-2003 |
| **Total** | | **3,105** | **2,250** | **2,105** | |

THERMOELECTRICS (PETROBRAS STAKES)

| Plant/State | Partners (Participation %) | Capacity (MW) | Capital Expenditure (US$ MM) | Operational Startup |
|---|---|---|---|---|
| Paraíba – PB | Petrobras (25) Pbgas (5) Steag (70) | 150 | 100 | Nov-2003 |
| Termo Alagoas – AL | Petrobras (20) Algas (5) Ceal (5) Rolls-Royce (70) | 120 | 90 | Dec-2002 |
| Vitória – ES | Petrobras (33.3) CVRD (33.3) Escelsa (33.3) | 500 | 300 | Dec-2003 |
| Ibirité – MG | Petrobras (50) Fiat Energia (50) | 720 | 450 | Dec-2003 |
| Norte Fluminense – RJ | Petrobras (10) Light (90) | 778 | 400 | Nov-2003 |
| Araraquara – SP | Petrobras (20) EDP (80) | 500 | 300 | Dec-2003 |
| Piratininga – SP | Petrobras (80) Emae (20) | 600 | 380 | Dec-2003 |
| Sulminas – MG | Petrobras (20) Cemig (31) Texaco (29) Alstom (20) | 595 | 300 | Sep-2003 |
| Araucária – PR | Petrobras (20) Copel (20) El Paso (60) | 480 | 337 | Oct-2002 |
| Pitanga – PR | Petrobras (20) Desenvix (80) | 20 | 13 | Dec-2002 |
| Termo Catarinense – SC | Petrobras (20) Celesc (5) Scgás (5) El Paso (70) | 350 | 200 | Dec-2003 |
| Canoas - RS | In negociation | 500 | 300 | Dec-2003 |
| Termo Gaúcha – RS | Petrobras (25) Ipiranga (25) Repsol/YPF (26) CEEE (23) | 500 | 300 | Oct-2003 |
| Corumbá – MS | Petrobras (45) Duke (55) | 90 | 60 | Mar-2002 |
| Três Lagoas – MS | In negociation | 350 | 230 | Dec-2003 |
| Puerto Suarez - Bolivia | Petrobras (21) Duke (38) Corani (17) M. Aranha (18) CRE (6) | 90 | 50 | Mar-2002 |
| Termo Norte – RO | Petrobras (20) El Paso (60) CS/Ceron (20) | 380 | 200 | Jul-2003 |
| Grande P. Alegre – RS | Petrobras (27.5) Genebra (23.5) Outros (49) | 500 | 300 | Dec-2003 |
| Norte Capixaba – ES | Petrobras (50) Shell/Intergen (50) | 250 | 130 | Jul-2003 |
| **Total** | | **7,473** | **4,440** | |



# international



Petrobras has acquired 12% of the Argentinean market in an exchange of assets with Repsol.

In December 2001, Petrobras and Repsol-YPF reached agreement on the terms of a final agreement for an asset swap. Under this agreement, each company transfers assets valued at around US$ 500 million to the other. On the Argentinean side, the operation involves a distribution and refining company and, on the Brazilian side, distribution, refining, exploration and production assets.

Petrobras assigned to Repsol-YPF a 30% minority holding in Refap S.A., which will be the new owner of the Alberto Pasqualini Refinery and 10% of the exploratory rights in the Albacora Leste field.

Petrobras' subsidiary, Petrobras Distribuidora – BR, transferred to Repsol-YPF assets made up of rights under contracts for the supply of 40 thousand cubic meters per month of oil products and the equipment located at 234 service stations franchised by BR, located in the Center, South, and Southeast of Brazil. In return, Repsol-YPF transferred a shareholding in the Argentinean company EG3 which will later be transferred from BR to Petrobras.

Repsol-YPF is therefore transferring 99.5% of the Argentinean oil company EG3 to Petrobras. This company basically comprises a refinery with capacity to process 30,500 barrels per day and around 700 service stations, including some owned and others franchised.

This operation is of great strategic importance for Petrobras. The following points may be highlighted:

- Petrobras is immediately acquiring around 12% of the Argentinean fuel market, the second largest market and economy in South America after Brazil.
- The assets being acquired in Argentina have synergy with Petrobras' complementary activities in the South/Southeast regions of Brazil and in Bolivia;
- Partnership in Refap will enable the refinery to be modernized. Capital investment will be borne by the new partners in proportion to their shares, making it possible for the refinery to produce higher-priced oil products, more appropriate for its market.

Bearing in mind that Petrobras is an integrated company, this operation represents a major step forward in its strategy for internationalization, focused on extension of its activities in Latin America, bringing important opportunities for growth and adding value to its business.

Petrobras will go on to develop a sales and service strategy in Argentina whose aim will be to give its customers differentiated treatment.

This agreement includes guarantees through contractual mechanisms giving eight-year cover for margins, monetary assets and liabilities, in order to ensure that the operation remains economically and financially in-line with the terms agreed.

## Exploration and Production

Total production of oil and natural gas liquid (NGL) abroad reached 43.4 thousand barrels per day while production of natural gas was 4.2 million cubic meters per day, giving a total of 68.4 thousand boe per day.

Exploration and production closed the year with operations in eight different countries (Angola, Argentina, Bolivia, Colombia, the United States, Equatorial Guinea, Nigeria and Trinidad & Tobago), in association with 54 oil companies and with rights under 130 contracts, of which 52 were operated by Petrobras.

Eighteen exploratory wells were drilled, including wild cat and appraisal wells, with a success rate of 66%. Exploration investment totaled US$ 262 million, of which US$ 121 million represented bonus payment on acquisition.

Thirty wells were drilled for production purposes with a success rate of 97% and investment of US$ 70 million.

PRODUCTION OF OIL, NGL AND CONDENSATE

43.4 thousand bpd


United Kingdom 3.6
United States 3.4
Colombia 16.4
Angola 17.6
Argentina 1.5
Bolivia 0.9

NATURAL GAS PRODUCTION

4.2 Million m³/day (24.918 boed)


United Kingdom 0.2
United States 1.3
Argentina 1.5
Colombia 0.3
Bolivia 1.0

The most important exploration activities were:

- The discovery of oil and gas on Block GB-244, located in the US sector of the Gulf of Mexico with total reserves estimated at 40 million boe (SPE criterion), in which Petrobras has a 33% stake.
- The results of the exploratory and extension wells in the Akpo and Agbami fields located in deep waters off Nigeria, which will increase the fields' accumulated reserves to 600 and 750 million barrels (SPE basis), respectively;
- Further drilling of extension wells in the Sábalo field in Bolivia and the Guando and Rio Ceibas fields in Colombia.

Further work is being done on the interpretation of seismic data for the various concession areas in which the Company has a holding. Wild cat drilling activities are planned for 2002, with the drilling of 33 (firm + contingent) wells in Argentina, Colombia, Bolivia, Nigeria, the United States, Angola and Trinidad and & Tobago.

The main production development activities included:

- The conclusion, in January 2001, of the first natural gas processing unit of the San Alberto Field in Bolivia, whose production is intended for the Brazilian market, using the Bolivia-Brazil gas pipeline. Its capacity is 6.6 million cubic meters of natural gas and 4.3 thousand barrels of condensate per day. The second phase should be concluded in January 2002, with the entry into operation of the second unit, with capital investment projected at US$ 24 million per year. Petrobras has a 35% stake and is the project's operating company;
- Studies are under way for the development of production on the Akpo field, on block OPL-246, in deep waters off Nigeria, with potential reserves estimated at 600 million boe (SPE basis). Petrobras has a 40% share in the project, and it is expected to begin production in 2004, with 70 thousand boed. Full production of 150 thousand barrels per day should be reached in 2008. The field is at the final delimitation stage.

*The San Alberto natural gas plant, Bolivia.*



- Further work has been done on plans for development of the Agbami Field, on Block OPL-216/217, in deep waters off Nigeria, with potential reserves which may reach 1 billion boe. Petrobras has a 20 % stake in the project and the field is in the final stage of delimitation;
- A start has been made on plans for developing the Sábaio Field located in the San Antonio Block in Bolivia, in parallel with work on the field's delimitation. The project is split into two stages, each involving the construction of a processing unit and the drilling of production wells. The first stage will be concluded in 2003 and the second in 2004. Petrobras' stake in the project is 35%;
- A memorandum of intent has been signed with Ecopetrol to allow pre-commercial production on the Guando Field in Colombia, discovered by Petrobras. The field is at the delimitation stage with 12 wells already drilled and production of 2.5 thousand barrels of oil per day.


Petrobras' International Proven Reserves
According to Society of Petroleum Engineers (SPE) and Securities and Exchange Commission (SEC)
979
456
753
226
360
96
- 1,200
- 1,000
- 800
- 600
- 400
- 200
- 0
SPE Criteria
SEC Criteria
Oil and Condensate
Natural Gas

Proven and probable reserves of 314 million boe have been registered, mainly in the Bolivia, Nigeria and United States business units. This has enabled the Company to replace the 25 million boe produced during the year and the reserves of 26.6 million boe sold from blocks disposed of in 2001, and to add a further 262 million boe to its reserves which increased from the 717 million boe registered at the end of 2000 to 979 million boe at the end of 2001, using the criteria of the Society of Petroleum Engineers (SPE). On the Securities and Exchange Commission – SEC's criteria, proven reserves reached 456.4 million boe.

The International Business Area obtained and/or negotiated stakes in concession areas in the following countries:

- **Angola:** A 15% stake acquired in Block 34, located in deep waters in the Lower Congo Basin, in association with Sonangol, Norsk Hydro, Shell and Phillips;
- **Argentina:** the Mata Mora Block was acquired in the Neuquina Basin, in which the Company has a 100% stake;
- **Bolivia:** Two new exploration blocks were acquired in the Yacimientos Petroliferos Fiscales Bolivianos (YPFB) tender: the Rio Hondo block, in association with TotalFinaElf, with an area of 10 thousand square km, located in the North sub-Andean Basin operated by the Company with a 50% stake and the Ingre block with

Oil and Condensate Reserves

(SEC criteria) 96.04 million barrels


Argentina 7.1
United States 3.2
Angola 26.0
Bolivia 32.1
Colombia 27.6

Natural Gas Reserves

(SEC criteria) 360.5 million boe


United States 9.6
Colombia 1.6
Argentina 49.0
Bolivia 300.3

an area of 375 square km, located in the South sub-Andean Basin, operated by Petrobras with a 100% stake.

- **Colombia:** 50% shares as non-operating partner acquired in the Fusa and Villarica blocks in the upper Madalena Basin, by means of a farm-in. The blocks are located in a strategic area of the country and adjacent to the Boquerón block which contains the Guando discovery;
- **Cuba:** Drilling of pioneer well Felipe 1-x was completed on Block L, but it proved to be a dry hole. The block has been returned and activities in the country closed down.
- **United States:** In order to improve its position in the Gulf of Mexico, the Company took an active part in the tender organized by the Minerals Management Service – MMS (*Lease Sale* 180), and won 29 blocks, 18 of them as operating Company. Its main partners on these blocks are Amerada Hess and Kerr McGee. US$ 16 million was invested in making the bid. On *Lease Sale* 181, Petrobras submitted the highest bid for four blocks, with 100% participation and its license should be issued at the beginning of 2002. Activities will begin in 2002. Also in the US, small-sized assets were sold for US$ 22 million, as a disposal included in the Strategic Plan;
- **Nigeria:** negotiations are in progress with the Nigerian government for the signature of contracts for sharing production on the blocks bid for in 2000: OPL 250, in association with Chevron and Shell and OPL 324, operated in association with the Nigerian company Horizon;
- **United Kingdom:** In order to dispose of non-strategic assets, Petrobras UK was sold for US$ 157 million, giving a net income of US$ 85 million;
- **Trinidad & Tobago:** In order to achieve a balanced portfolio of exploration assets, 19% of the rights on Block 27, located in deep waters, have been farmed out to Norsk Hydro. The Company's share became 19%.



# Refining, Transport and Sales

The main strategies for expanding international activities in the downstream segment are: integrated refining, marketing and distribution operations in the South American markets and provision of refining capacity in the United States and/or Caribbean, to meet the need for processing heavy Brazilian crude, thereby ensuring that the Company's products reach the market.



## Refining

The year's highlights were as follows:

- The Santa Cruz and Cochabamba refineries in Bolivia belonging to Empresa Boliviana de Refinación (EBR), in which Petrobras has a 70% holding, processed an average of 30.2 thousand barrels per day, producing 30 thousand barrels per day of oil products. Sales of the 28.5 thousand barrels per day brought gross revenue of US$ 593.9 million (Petrobras – US$ 415.7 million) and a net income of US$ 11.2 million. Capital expenditure during the year was US$ 3.0 million.
- Petrobras holds 34% of the capital of the Mega company in Argentina with assets of US$ 715 million. The company is made up of a natural gas separation unit at Loma La Lata (Neuquen province), a 600 km long gas pipeline, and a fractionating unit at Bahia Blanca (province of Buenos Aires), as well as storage and dispatch facilities for export products. The company reached the pre-operating stage at the end of November 2000. During 2001 it sold 3.61 million cubic meters of liquids from natural gas separation, representing gross sales of US$ 67 million.

NOMINAL CAPACITY OF INTERNATIONAL REFINERIES

| Name | Location | Capacity (thousand bpd) |
|---|---|---|
| Gualberto Villarroel * | Bolivia | 40 |
| Guillermo Elder Bell * | Bolivia | 20 |
| Ricardo Eliçabe | Argentina | 30 |



** Petrobras has a 70% participation.*

# Transport and Sales

The main activities are based in the following countries:

- **Bolivia:** Importation of products and export of petroleum;
- **Argentina:** product import/export depending on the unit's requirements;
- **Angola and Colombia:** Coordination of the sale of oil produced by Petrobras and other companies.



# Distribution

Petrobras began distribution of oil products in Bolivia, through its subsidiary company Empresa Boliviana de Refinacion (EBR). Empresa Boliviana de Distribuicion (EBD), wholly-owned by EBR, was formed to operate in this segment. It acquired distribution rights for around 20% of the market in a public tender. At present it has 86 tied service stations.

In 2001 EBR's lubricant factory, located at Cochabamba, received the ISO 9001 quality certificate ISO 9001 from the Bureau Veritas International (BVQI) for the production and sale of lubricating oils, grease and paraffin. With this certification, the factory has a guarantee of greater efficiency for its processes and worldwide competitiveness in product development.

Apart from the YPFB brand, market leader in lubricants, Petrobras Bolivia also sells Lubrax, imported from Brazil. The product has official distributors in the main sales centers and has been increasing its share in the segment's total sales volume.

GROSS REVENUE – EBD
US$ 8.6 MILLIONS PER MONTH

SALES

| | |
| --- | --- |
| Diesel | 2,166 bpd |
| Gasoline | 1,941 bpd |


LUBRAX
El lubricante Petrobras

*Petrobras gas station at Santa Cruz, Bolivia.*

In order to ensure the quality of YPFB lubricants for final consumers and to train those responsible for handling the product at points of sale, in 2001 EBR launched the program "La Lupa de la Calidad". Three mobile laboratories managed by chemists and equipped to make quality control analyses in the field, visit the different points of sale, verifying density, viscosity, color and water content. A quality certificate is given to distributors which meet the specifications and comply with product analysis procedures.

Petrobras Bolivia and EBR also sell other products such as CAP-7/CAP-20 asphalt and paraffin. Both products are supplied by the Cochabamba Refinery with domestic supply supplemented by imports from Brazil. Asphaltic and anti-dust emulsion are also imported as well as complete surfacing packages.

## Gas and Power

During 2001, Petrobras Argentina sold an average of 1.5 million cubic meters of natural gas per day on long term purchase and sale contracts, spot contracts and the delivery of gas ordered but not delivered in previous periods. Deliveries were to markets in the Northeast of Argentina, to industrial users and regional gas distributors .

The outstanding event in Bolivia was the beginning, on January 1, 2001, of natural gas exports to Brazil by Petrobras Bolívia S.A., in fulfillment of contracts signed with YPFB in 1996.

Over the year an average of 3.25 million cubic meters was maintained, representing a 31.6% share of the total exported to Brazil.

In parallel, there were sales of around 760 thousand barrels of condensate, obtained by processing gas at the San Alberto Field unit. The product was mainly for the domestic market (600 thousand barrels) with the remainder exported to Argentina and other markets, through the port of Arica in Chile.

The installation of Phase 2 of the San Alberto Field gas unit, with a nominal capacity of 6.6 million cubic meters per day and production starting in January 2002, will increase this field's total nominal capacity to 13.2 million cubic meters per day.

Construction has started of the Yacuiba to Rio Grande gas pipeline (Gasyrg) in which Petrobras has a 44.5% stake. It will transport the production from the San Alberto and Sábalo fields in volumes of up to 22 million cubic meters per day and it is expected to start operating at the beginning of 2003. A contract has also been signed for the purchase of a 21% interest in the Rio Grande Compression Plant, with a maximum capacity for compressing volumes of up to 36 million cubic meters per day.

In the energy business, the San Marcos gas pipeline, built entirely with Petrobras funds, will transport the gas needed to supply the Puerto Suarez thermoelectric plant, which has a planned capacity of 86 MW. Construction is expected to begin in 2002 and Petrobras has a 25% holding in the company.







### Ilê Aiyê, the most beautiful of the beautiful

This project brings AfroBahian art and culture to the whole of Brazil and has received an award from UNICEF. It gives assistance to all age groups in questions relating to citizenship.

# Health Management, Operational Safety and Environment

Total expenditure (expenses plus capital investment) on HSE was US$ 5.1 million.

A course in contingency management for oil spills was given at the Bolivia unit by Alpina Briggs, which operates the Environmental Defense Centers (CDAs) used by Petrobras.

A social action plan was implemented for the San Alberto Field in Bolivia, with the communities taking part in choosing projects to meet their needs. Several different programs were chosen in the areas of basic sanitation, education and health with a total investment of US$ 375 thousand.

There is a similar plan in Colombia with investment projected at US$ 1.2 million, focusing on the restoration of highways, schools, and projects for generating income. In order to comply with Colombian legislation, which aims to channel 1% of the project's cost to environmental programs and to provide investments with a greater return for the population, US$ 800 thousand will be invested in several different initiatives, such as the creation of an ecological park, the recovery of springs and programs for environmental education.

*Petrobras also invests in environmental programs in Bolivia*





*The search for joint solutions*
*humanizes work and improves results*

# corporate governance

Processes are aimed at improving relations with shareholders, customers, suppliers and employees. They focus on efficiency and competitiveness.

**ALVARO ALVES TEIXEIRA,**
President of the Brazilian Petroleum and Gas Institute (IBP)



"Petrobras has been responsible for the development of a Brazilian oil industry of an international standard, both directly, through its activities along the whole oil industry supply chain, and indirectly, by stimulating the creation of an advanced goods and services industry ".

SEGEN ESTEFEN, director of Coppe
(Coordination of Postgraduate engineering programs) / UFRJ)



"Petrobras' partnership with universities and especially with UFRJ, is a source of pride for our country because it has enabled Brazil to achieve international recognition in an activity which is a major challenge, the new frontier of ocean exploration. It is a model of a clearly successful partnership"

# corporate performance


BR
PETROBRAS

The Company is improving relations with its shareholders in order to ensure that information is more transparent.

We are continuing to improve our relations with shareholders, investors, other sections of the public with interests directly linked to our operations and activities and with society as a whole.

Specific initiatives have been designed for shareholders' and investors' needs, such as:

- An annual meeting with investors at which the Executive Board presented our results and plans;
- The creation in July of the quarterly magazine *Petrobras em Ações*, for around three hundred thousand investors and shareholders, giving information on plans and the results achieved during the period;
- Modernization and remodeling of the Investor Relations Department's website in order to respond more rapidly to public needs in an even-handed fashion;
- A survey of shareholder profiles;
- Creation of a toll-free telephone service for answering inquiries;

As a result of this ongoing effort to improve the transparency and adequacy of information, we received the following awards in 2001:

- "Best Annual Report 2000", awarded by the Brazilian Association of Listed Companies – Abrasca;
- Best Investor Relations website among Latin American companies, awarded by a direct vote by investors, analysts and other capital market agents, known as "POP+" and distributed by LatinFinance and MZ Consult.
- Best Investor Relations by a Brazilian Company, Most Improved Investor Relations and Best Annual Report by Investor Relations Magazine.

One of the corporate governance system's early and essential landmarks was the Annual General Meeting held on March 24, 1999, which took the following decisions: reduction in Petrobras' Board of Directors' membership from 12 to nine, with election by the General Meeting itself; introduction of the minority shareholders' right to elect at least one Board member; and permission for individuals or corporations, whether Brazilian or foreign, resident in Brazil or otherwise, to become common shareholders of the Company. Other important events were the public sale of 28.3% of the shares held by the federal government and the listing of Petrobras' shares on the New York Stock Exchange – NYSE in 2000, making it obligatory for the Company to prepare quarterly financial statements based on US GAAP (US Generally Accepted Accounting Principles).

The corporate governance process is headed by the Board of Directors and Audit Committee, with the Executive Board responsible for day-to-day business management, through its president and directors. Their attributions and limits of authority are laid down in the bylaws and reflect different stages in the decision making process. Valuable support is given by the Business Committee, made up of the Company's main executives, functioning as a collegiate body, for the purpose of preparing position statements on major questions involving more than one business area.

Good corporate governance practice has a significant role in the Company's decision-making process and the success of its undertakings, and the contributions made by internal and external audit procedures are important. As a result, these activities are carried out in such a way as to ensure greater transparency for market information and for the different sections of the interested public. These activities and attitudes have improved Petrobras' reputation in the present competitive environment and are contributing to increase its market value.

During 2002 our system of corporate governance will be improved significantly when it is brought into line with Law 10303 of October 31, 2001, known as the New Corporation Law. Thus, the election of preference shareholders' representatives to the Board of Directors will be permitted and preference shareholders' advantages, in terms of minimum priority dividends will be amplified. In addition, we intend to be one of the companies with the best corporate governance practices in Brazil based on the guidelines issued by Bovespa. For this purpose we are making major changes to the bylaws, such as a reduction in Board of Directors members' term of office from three to one year, a contract to be signed between the Company's directors and Bovespa and compliance with the rules of the Market Arbitration Chamber for the settlement of corporate disputes.

## Board of Directors



**Chairman**
José Jorge de Vasconcelos Lima

**Members**
Francisco Roberto André Gros

Gerald Dinu Reiss

Henri Philippe Reichstul

## Board of Directors

The Minister of State for Mines and Energy is president of the Board of Directors and one of its members is the Chief Minister of the President of the Republic's Secretariat, as representative of the Ministry of Planning, Budget and Management. Other members are the Company's president, the President of the National Bank for Economic and Social Development - BNDES and other representatives of the private sector and minority shareholders. Board members' term of office is three years, with re-election permitted.

This collegiate body is responsible for setting general business guidelines, including the mission statement, objectives, strategies and guidelines, approval of plans and evaluation of results. It also decides on the Basic Organization Plan, election of directors to the Executive Board, investments in other companies, acquisition and disposal of shares, formation of consortia and joint ventures and the transfer of ownership of Petrobras' assets, among other matters.

Meetings of the Board of Directors are held every 30 days and its decisions are based on proposals generated internally which have been previously submitted to the Executive Directors, or on proposals made by individual board members. The Internal Audit unit, reporting to the Board, prepares quarterly analyses, evaluations, surveys and tests of Petrobras' efficacy and efficiency and those of its procedures and operating, financial, accounting, internal control and management or similar systems.

Two changes took place in the composition of the collegiate body during 2001: the resignation of Ms. Maria Silvia Bastos Marques in June and the appointment of Mr. Jorge Gerdau Johannpeter in October.

In January 2002, there were two other changes in the composition of the collegiate body: the resignation of Mr. Philippe Reichstul on January 2 and the appointment of Mr. Eleazar de Carvalho Filho on January 18.



Jaime Rotstein



Jorge Gerdau Johannpeter



Pedro Pullen Parente



Zenildo Gonzaga Zoroastro de Lucena

## Audit Committee

**Audit Committee**

José Manoel Buarque Franco Neto (Chairman)

Luiz Gonzaga Leite Perazzo

Eduardo Coutinho Guerra

Celso Barreto Neto

Leda Maria Deiró Hahn

The Audit Committee is one of the essential elements in the policy of transparency and good corporate governance, and is made up of five members and their respective substitutes, elected by the Ordinary General Meeting, with one member elected by minority common shareholders, another by preference shareholders, in a separate vote, and another nominated by the Minister of Finance, as representative of the National Treasury. Audit Committee members' term of office is one year, with re-election permitted.

Without prejudice to the other attributions conferred by law or resolutions of the General Meeting, the Audit Committee has the following responsibilities:

- To supervise the acts of the directors and to verify compliance with their legal and statutory duties;
- To issue an opinion on the Directors' annual report and accounts;
- To study the directors' proposals to be submitted to the General Meeting, with respect to changes in capital, issue of debentures or subscription bonuses, capital expenditure plans or budgets, distribution of dividends and the Company's transformation, takeover, merger or split;
- To analyze at least quarterly the balance sheet and other financial statements prepared periodically by the Directors;

## Executive Board



**CORPORATE**
Henri Philippe Reichstul (President*)

*Resigned on January 2, 2002, on which date the presidency was assumed by Francisco Gros*

**DOWNSTREAM**
Rogério A. Manso da Costa Reis

**EXPLORATION AND PRODUCTION**
José Coutinho Barbosa

**Business Performance Management**
Celso Fernando Lucchesi

**Corporate Strategy**
Clarissa de Araújo Lins

**Human Resources**
José Lima de Andrade Netos

**Institutional Communication**
Ricardo Bastos Vieira

**Internal Audit**
Gerson Luiz Gonçalves

**Legal**
Rui Berford Dias

**Management Systems Development**
Afonso Celso Granato Lopes

**New Business**
Alberto da Fonseca Guimarães

**Office of the President**
Luiz Augusto Marciano da Fonseca

**Petrobras Secretary-General**
Hélio Shiguenobu Fujikawa

**Logistics and Planning**
Sérgio Abramant Guerbatin

**Marketing and Sales**
Carlos Ney Martin de Andrade

**Petrochemicals**
Carlos Alberto de Meira Fontes

**Refining**
Eider Castro Prudente de Aquino

**Exploration and Production Corporate**
Carlos Alberto Pereira de Oliveira

**Exploration and Production North-Northeast**
Gerson José Faria Fernandes

**Exploration and Production South-Southeast**
Carlos Tadeu da Costa Fraga

To examine the financial statements for the accounting period and issue an opinion on them.

Ordinary meetings of the Audit Committee will be held at least every 30 days and the subject matter discussed, opinions and decisions taken are based, for the most part, on the acts of the Board of Directors and Executive Board, information supplied by shareholders, the market and press, or proposals by individual committee members. The minutes and the opinions of the Fiscal Council are forwarded to the Company's Board for their information and appropriate action.

During 2001, there were two changes in the composition of the Collegiate: Mr. Carlos Henrique Flory resigned in May and Ms Leda Maria Deiró Hahn was appointed in June.

## Executive Board

Members of the Executive Board are nominated by the Board of Directors. The President coordinates the work of the six directors who are responsible for the Company's integrated business management, in accordance with guidelines laid down by the Board of Directors. The President and directors, as well as members of the Executive Board, are the managers of the departments to which they are appointed by the Board of Directors.



**FINANCE**
João Pinheiro Nogueira Batista



**GAS AND POWER**
Antonio Luiz Silva de Menezes



**INTERNATIONAL**
Jorge Marques de Toledo Camargo



**SERVICES**
Irani Carlos Varella

**Accounting**
Marcos Antônio Silva Menezes

**Corporate Finance and Treasury**
Almir Guilherme Barbassa

**Financial Planning and Risk Management**
Gustavo Tardin Barbosa

**Investor Relations**
Luiz Fernando Nogueirao

**Project Finance**
Pedro Augusto Bonésio

**Tax Management**
Luciano Santos de Souza

**Gas and Power Consulting**
Luiz Cezar França

**Natural Gas**
Luiz Rodolfo Landim Machado

**Power**
Nestor Cuñat Cerveró

**Power Conservation, Renewable Energy and support of Conpet**
João Eudes Touma

**International Downstream**
Nilo Carvalho Vieira Filho

**International Upstream**
João Carlos Araujo Figueira

**International Planning and Services**
Michael Ditchfield

**Engineering**
João Carlos Soares Nunes

**Health, Safety and the Environment**
Rui Antonio Alves da Fonseca

**Information Technology**
Carlos Soligo Camerini

**Materials**
Geraldo Vieira Baltar

**Research and Development**
Elias Menezes Oliveira

**Shared Services**
Ricardo Antonio Abreu Ianda

During the year several changes took place in the Executive Board:

- In Finance, the resignation of Mr. Ronnie Vaz Moreira and nomination of Mr. João P. Nogueira Batista on September 20;
- In the Downstream Department, the resignation of Mr. Albano de Souza Gonçalves and nomination of Mr. Rogério Manso da Costa Reis on September 10;
- In the Gas and Power Department, the resignation of Mr. Delcídio do Amaral Gómez and nomination of Mr. Antonio Luiz Silva Menezes, formerly Service Director, on October 19. Mr. Irani Carlos Varella was appointed to the latter's previous position on November 27.

Two changes in the Executive Board took place on January 2, 2002: the resignation of the president, Mr. Philippe Reichstul and nomination of Mr. Francisco Gros to this position.

## Business Committee

The Business Committee is made up of members of the Executive Board and director-managers nominated by it, the head of the Corporate Strategy unit and the president of Petrobras Distribuidora. It meets once a week in order to promote integration and greater business efficiency. This committee is coordinated by the president of the Parent Company and advised by the executive manager of Corporate Strategy. It is intended to extend the role of the Business Committee to include the incorporation into the Company's different activities of better criteria for evaluating new business initiatives and the introduction of new projects.

## Ethical Principles

The Company aims at achieving ever-higher levels of competitiveness, profitability and social responsibility through competent and professional management, employee recognition, respect for the environment, compliance with safety and health regulations and contribution to the country's development.

## PRESIDENT

**Francisco Roberto André Gros**

Economics graduate from Princeton University. He has held the positions of President of the Central Bank of Brazil and the National Bank for Economic and Social Development (BNDES), besides being a member of Petrobras' Board of Directors. He became president of the Company on January 2,2002.

**Henri Philippe Reichstul**

An economist with a post-graduate degree in Economics from Hertford College, Oxford University. Was executive vice president of the Banco Inter American Express S/A. He became president of Petrobras in March 1999.

## EXECUTIVE DIRECTORS

**Antônio Luiz Silva de Menezes**

Mechanical Engineer . Has held the positions of Petrobras superintendent of engineering, director of Braspetro, vice president of Petrofértil, executive vice president of Gaspetro, Chairman of the Board of Directors of Transportadora Brasileira Gasoduto Bolívia–Brasil S.A.– TBG and director of Petrobras services department. On October 19, 2001 he was nominated director of Gas and Power.

**Irani Carlos Varella**

Civil engineering graduate from Santa Maria University. He has held the positions of general manager of Production, Superintendent of the Leopoldo A. Miguez de Mello Research Center (Cenpes) and was the Company's managing director of Health, Safety and the Environment prior to November 27, 2001, when he was nominated Petrobras service director.

**João P. Nogueira Batista**

Graduate in economics from the Pontifical Catholic University of Rio de Janeiro, with a post-graduate degree in economic engineering from Gama Filho University. He was an executive director of Dresdner Bank in Brazil from 1998 to September 2001 when he became Petrobras' finance director.

**Jorge Marques de Toledo Camargo**

Geologist with a master's degree in Geophysics from the University of Texas in Austin. Joined Petrobras in 1976, where he has held a number of technical and managerial positions. In September 1999 he was appointed president of Braspetro and in April 2000 he became Petrobras' international director.

**José Coutinho Barbosa**

Geologist with a master's degree in Geophysics from the Federal University of Bahia (UFBa). Was executive vice president of Petrobras Internacional S/A - Braspetro. He was appointed director of Exploration and Production in April 1999.

**Rogério A. Manso da Costa Reis**

Graduate in civil engineering from the Rio de Janeiro State University with an MBA from New York University. He has been managing director for Marketing and Sales and is currently a Board of Directors member of Petroquímica do Sul (Copesul) and Refinaria Alberto Pasqualini S.A. (Refap). He was appointed Petrobras' Downstream director on September 10, 2001.

## Relations between the Parent Company and Subsidiaries

In the Petrobras System, each company has its own process of corporate governance, with its own Board of Directors, Audit Committee, Executive Board, with its own President and directors. The aim is to integrate the Parent Company and its subsidiaries, ensuring that these companies' guidelines and decisions are in line with the strategies of the Petrobras System.

As part of these strategies, subsidiary companies' share in major decisions will be extended within the limits of current legislation, and relations will be periodically reviewed. In the case of Braspetro and Gaspetro the integration already achieved has led to a considerable reduction in organizational structure.

## Dividends

The practice of corporate governance in accordance with the Corporation Law and the Company's Bylaws, provides shareholders with a minimum dividend and/or interest on own capital of 25% of net income adjusted for purposes of distribution in each accounting period (the obligatory dividend). This amount is decided prior to the Ordinary General Meeting, on the basis of the financial statements.

## Subsidiaries (Presidents)



**Braspetro**
Jorge Marques de Toledo Camargo

**BR Distribuidora**
Julio Cesar Carmo Bueno

**Downstream Participações S.A.**
Eider Castro Prudente de Aquino
(Director-President)

In addition, holders of preference shares are entitled to a minimum dividend of 5%, calculated on the portion of capital represented by this type of preference share, and priority in the distribution of the amount available. Preference shares will participate, on a non-cumulative basis, and on equal terms with common shares in the distribution of dividends when the latter exceed the minimum percentage provided for them in the Bylaws.

The Bylaws require the holding of an Ordinary General Meeting by March 25 of each year, on which occasion payment of the annual dividend may be stipulated. Under the terms of the Corporation Law, dividends are due to shareholders registered at the date of their declaration (in the case of Petrobras, dividends are declared at the Ordinary General Meeting) and must be paid within 60 days from that date. The date on which dividends are paid may be different to that laid down in the Corporation Law, provided that the shareholders pass a resolution laying down a different time limit. However, payment must take place within the same accounting period as the Ordinary General Meeting which declared the dividend.

As a result of the policy of remunerating the shareholder in the best possible way, the distribution of part of dividends and interest on own capital relating to the 2001 accounting period was brought forward to August 22. The total amount was R$1,140 million, representing R$ 1.05 per common and preference share.

The Company may grant a share in the profits to managers and employees and the Board of Directors may propose the allocation of this profit for the previous accounting period at the Ordinary General Meeting.



**Gaspetro**
Luiz Rodolfo Landim Machado



**Petrobras International Company – PIFCO**
Almir Guilherme Barbassa



**Petroquisa**
Carlos Alberto de Meira Fontes



**Transpetro**
Mauro Fernando Orofino Campos

# e-business



Petrobras creates its own solution for digital commerce.

Initiatives in electronic commerce have put the Company in the industry's strongest position on the Internet. Interaction with its customers on the Web, launched at the end of 2000, has been improved and extended during the year.

Three facts point to the success of these electronic services:

- Frequent customer statements of the significant value added to their relationship with Petrobras;
- The wide range of electronic commerce, which reaches customers accounting for 90% of our sales;
- Award of the Marketing Best/2001 - presented by the Getúlio Vargas Foundation - Brazil's most prestigious award for marketing activity, singling out the companies which are most innovative in providing products and services for their customers.

There has been a reformulation of the e-procurement project, in which it has been decided to form a company to develop and introduce a "marketplace" with the subsidiary Petrobras Negócios Eletrônicos S.A. as a minority shareholder. This change will give us our own e-business solution. Another important action was to start installing a system for identifying innovative sources and techniques for the supply of major items (sourcing).



PETROBRAS
ETHOS
WebEDI
Banco da Imprensa
Excelência Operacional
Bolívia
Plano Estratégico
MARKETING BEST
2001
Notícias
Novidades

# human resources



Initiatives seek to give greater value to the labor force and its commitment to results.

## Management of Basic Skills

In line with the Strategic Plan, the Company has built a personnel plan for the period 2001 to 2005 for the purpose of creating a systematic process of renewing the organization and attracting new talent.

The first results of this admission policy introduced in this five-year period were the admission of 506 professionals and selection procedures for the registration of potential employees, which produced 2,069 professionals qualified for senior positions and 3,780 for middle management.



Petrobras' Employees
42,137
39,979
38,908
38,483
45,000
40,000
35,000
30,000
25,000
20,000
1998
1999
2000
2001


## Development of Management Skills

The first assessment of management skills began in November 2001, and involved around 700 managers. It came at the end of four months of training, carried out all over the country, teaching the professionals to use 360° assessment.

Full use of this methodology is planned for 2003 and will equip each manager with a powerful tool for managing his own development in order to improve the personal skills needed to meet the Company's new challenges.

Introduction will be gradual with the first round, 90°, held in 2001. Next, managers will receive a specific catalogue of development activities.

## Organizational Environment

Monitoring the organizational environment has revealed, among other things, a growing perception on the part of employees that there is a new plan for the Company. It has also drawn attention to the need to seek greater consistency between the values and behaviors put forward in the process of change.

The new guidelines for human resources which have been gradually brought into line with the best practices in the market, show all employees that the Company is concerned to recognize and value good performance.

The values relating to an emphasis on profitability and relations with shareholders and the government have already achieved a high degree of visibility.

The need perceived by employees for constant improvement in the mechanisms for retaining skills and clarifications about the Company's new direction should also be emphasized in such a way as to give greater value to the workforce and its commitment to corporate results.



## Business Education

The training structure has been revised and improved with the creation of the Corporate University. Personal development has become closely linked to the Company's strategies aiming pragmatically at developing skills perceived as critical for the business.

The Corporate University's focus of activity goes beyond Petrobras' frontiers, reaching out to its partners, suppliers, outsourced contractors, customers and society as a whole, provided that activities together involving these different sections of the public contribute to achieving corporate goals.

By means of the Corporate University, a virtual campus has been created and different programs for long-range training are being provided. A television channel has also been created for strictly educational purposes making it possible to run programs for internal or external consumption whenever useful or necessary.

Training initiatives have been expanded resulting in a total investment of R$ 58 million in human resource development. Out of this total, R$ 7.1 million has been allocated exclusively to management development projects, with graduation and further education programs in Brazil and abroad.

Level of Schooling of Staff


Elementary 7%
College 37%
High School 56%

Postgraduate Studies among Staff


Doctorate 8%
Master's 38%
Specialization 54%



## Technical Consultant

The position of technical consultant has been created in order to retain strategic skills and give recognition to professionals who make a special contribution to results. 618 technical consultants have been nominated, mainly in the business and research areas (87%), 91% with higher education, and a majority with masters' or doctoral degrees.



## Variable Remuneration

Petrobras has been seeking to create a closer link between its remuneration policy and the achievement of results, aiming at committing employees to the organization's goals based on the Strategic Plan.

On the basis of net income reported in 2000, it was possible to distribute a share in the profits equivalent to 4.5 basic salaries for each employee, a figure unequalled in the Company's history. A very aggressive bonus program has also been introduced, linked to individual performance, which makes it possible to earn up to four additional monthly salaries.

In this way, the variable portion of employee remuneration increased from 4% in 1999 to between 7% and 12% in 2000, increasing further to between 19% and 32% in 2001.



## Relations with Labor Unions

Relations with labor unions have been improving over the last few years and the Company and the unions representing its employees have shown greater openness and willingness to enter into dialogue in order to resolve conflicts and differences. Matters of mutual interest have been debated at regular meetings, seeking to introduce negotiated and effective solutions for the problems which have been identified as part of a continuous process of improving relations with the labor unions.

As a result of this process, in line with the last few years, negotiations over the onshore employees' Collective Labor Agreement for 2001/2002 took place in a calm and normal atmosphere, despite a strike movement for a predetermined period of five days. Petrobras and the labor unions preserved employees' rights, agreeing on conditions in line with market practice, the Company's financial resources and its corporate goals.

By way of progress, action was agreed in the Health, Safety and Environment field; initiatives to launch a pilot project sharing a Specialized Safety Engineering and Labor Healthcare Service (SESMT), to be built on the Company's land at the Duque de Caxias Refinery; continuity of commissions made up of Company representatives and those of labor unions to study plans for the Capuava Refinery (Recap); and also the creation of mixed Internal Commissions for Accident Prevention (Cipas).

Attention should also be drawn to the inclusion of a clause which gives an employee the right to suspend activities if he has valid reasons for believing that his own life and/or physical integrity or that of his working colleagues is at grave and imminent risk.

### Click Project

In the city of São Paulo, children learn the secrets of information technology and gain access to a better future.

# research and development and basic engineering



R$ 335 million has been invested in priority projects.

Petrobras has a specialized research center - the Leopoldo A. Miguez de Mello Research and Development Center (Cenpes) - created in 1966 on Fundão Island (RJ) . At December 31, 2001 it employed 1,149 professionals, of whom 273 were graduates, 251 held masters' degrees and 81 doctorates.

Investments in research and development and basic engineering (P&D, E) totaled $335 million in 2001, representing 0.75% of the previous year's net sales.

Projects have been developed in partnership with other oil companies and R&D centers. US$ 424 thousand have been allocated abroad to 33 multicustomer projects. R$ 33.5 million has been spent on 52 Brazilian institutions and universities.

Research Center employees (state of Rio de Janeiro)



## Technological Development

The year 2001 saw highly positive results from technological development in several different areas:

- The world's longest horizontal gravel packing (sand contention system) was carried out successfully in an offshore well from a semi-submersible rig. The operation is essential for extending the life of producer wells in non-compacted sands, avoiding premature sand production. The great benefit of this technology is to give the well a longer useful life, thereby reducing its operating costs. The system has been installed in well 7-CRT-17HP-RJS, one of the Barracuda and Caratinga production assets;
- A Hyperbaric Laboratory, the most modern in the world, has been inaugurated at Cenpes for tests and simulations of equipment for oil and natural gas production in waters with a depth of up to three thousand meters. US$ 3 million has been invested in this project, carried out over the last two years by the Research Center's Submarine Technology Department. The hyperbaric chamber will play a key role in developing technological solutions for operating at great depths. One of the problems to be faced is the low sea temperature (around four degrees centigrade), which makes the oil deposit paraffin and clog the ducts in a process similar to arteriosclerosis. Cenpes has been developing ducts with thermal insulation in order to avoid the accumulation of paraffin along their walls. It is precisely in the hyperbaric chamber that the efficacy of these ducts for use at great depths can be tested. The expectation is that the new equipment will pay for itself in under one year and provide a significant reduction in the cost of extracting oil in deep waters;



*Hyperbaric chamber undergoing simulation tests in the Research Center (state of Rio de Janeiro)*

- The Solimões Basin business unit (UN-BSOL) was the first to use a system for detecting leaks from ducts using acoustic techniques, a pioneer technology in Brazil. The acoustic system works from sensors which detect sound waves set off by leaks in the ducts, alerting control room operators to an emergency. In the Leste de Urucu oil transport duct, where the acoustic system was tested, identification took place within 15 seconds. The margin of error for locating the leak was less than 38 meters up or downstream, along the duct's 37 km length. The system, which is already used on large gas and oil transport ducts in Europe and Asia is one of the most reliable for detecting leakages where it is not possible to measure the leak exactly.

Of Petrobras' strategic projects, three are being coordinated by Cenpes and are part of the Company's technological priorities: Advanced Technological Innovation and Development in Deep and Ultra-Deep Waters (Procap), Advanced Petroleum Recovery (Pravap) and Development of Strategic Refining Technologies (Proter).

Procap is developing technologies which equip the Company to explore and produce oil at great depths (over 400 meters).

As a means of corporate efforts in research and development, Pravap aims at increasing oil and gas production, focusing on mature fields, increasing recovery levels and improving the management of the Company's reserves.

Proter aims at reducing refining costs, making it possible to process heavy oils and improve product quality.



*Innovation at the operational level comes from investment in technological research.*

Projects carried out by Cenpes are always in line with the Company's objectives and needs. During 2001, over 200 projects were concluded, involving research into exploration, production and industrial processes as well as basic engineering. 48 patents were also filed for registration in Brazil and 40 abroad, with 17 patents granted in Brazil and 60 abroad. Cenpes also has relations with Centers of Excellence and Technology Networks together with universities, companies and government development bodies, taking part in three of them:

- **Cegeq** Center of Excellency in Geochemistry, functions on Cenpes' premises and carries out analysis, research, teaching and publication relating to oil exploration and production as well as environmental protection; multicustomer projects with foreign research institutions; academic activities in partnership with Brazilian universities; services for Latin American, African and European oil companies; as well as meeting all the Petrobras System's requirements for geochemical analysis, including those for environmental purposes;
- **Retep** Well Technology Network, made up of highly specialized professionals in rock mechanics, fluid mechanics, heat transfer, multiphase drainage, metallurgy, applied mathematics, numerical methods, physics and chemistry. The activities carried out by Retep are mainly of an experimental nature and for the most part are carried out in modern laboratories and pilot plants such as the Atalaia (SE) test site and the Taquipe (BA) rig-school, both of which hold international certification under ISO 9001;

Reqar The Network of Excellency in Analytic Chemistry's objectives are to promote interchange of knowledge, to develop new products, processes, and methodologies and to render services in analytic chemistry, by means of a network made up of Centers of Excellency located in Rio de Janeiro.

Over a period of five years, Cenpes' project evaluations have produced a cost/benefit ratio of 7.33 -- in other words, for each real invested, R$ 7.33 of value was added to the Company, in terms of gains and savings.

The technological highlights achieved during 2001 included:

- 2D and 3D geochemical modeling of generation, migration and accumulation in Brazilian sedimentary basins;
- Development and installation of a submarine separation system – VASPS;
- Evaluation of the fissures in the FPSO P-33 and P-35 turrets;
- Technical support during the attempts to salvage P-36 and the committee which investigated the causes of the accident;
- Support for operating units in oil spills at sea and at marine terminals and for environmental licensing purposes;
- Identification of the origin and size of oil spills;
- Investigation of the causes of accidents in ducts and assessment of the structural integrity of ducts in operation;
- Basic Engineering Design for the Catalytic Fluid Cracking for Residue Units for the Capuava (Recap), Landulpho Alves (Rlam) and Alberto Pasqualini (Refap) refineries;
- Basic Engineering Design for the Delayed Coking Unit for the Duque de Caxias Refinery (Reduc).

Attention should also be drawn to the creation of the Gas and Power department, with a portfolio of 33 renewable energy and sustainable development projects, 20 projects in the power area and another 20 in the area of gas, including partnerships with Brazilian universities.



*Geochemical laboratory at the Research Center (State of Rio de Janeiro)*



*Core testing laboratory at the Research Center (state of Rio de Janeiro)*

# health, operating safety and environment


BR

An Investment of R$ 3.2 billion in environmental management and safety is a record for the world's oil industry.

In order to reduce emissions and residues, improve the quality of effluents and the prevention and control of accidents in all the Company's units, it is accelerating introduction of the Program for Excellence in Environmental Management and Operating Safety (Pégaso), which should, in the short-term, bring it level with the world's best oil companies in terms of safety and respect for the environment.

After investing R$ 522 million in 2000, the program received a further R$ 1.4 billion in 2001, giving a total allocation to this area greater than that made by any other of the world's oil companies. In less than two years since its introduction, the program is showing significant results, bringing Petrobras close to its goal of excellence. By 2003, the Program's funds will have reached R$ 3.2 billion.

## Prevention

The ducts are being repaired or replaced and their controls automated to the most modern standards in the world's oil industry. Besides involving a heavy cost, it is a highly complex operation as it needs to be executed without interrupting the country's fuel supply. By 2003 this area alone will absorb $1.17 billion, out of which R$ 791 million has already been spent. As a result, around 65% of the priority ducts already have automated supervision and the goal is to reach 100% at the beginning of 2002.

Control over the large oil pipelines and multi-user ducts, will be centralized in Rio de Janeiro. Virtual reality software is being developed to control the flow of oil and oil products. These programs, using sensors and existing mechanisms will enable Petrobras to reach the state of the art in remote monitoring of all ducts and storage tanks by 2003.

Prevention also involves the assessment of geotechnical conditions along the corridors through which the ducts pass as they may be affected by tides, rain and erosion. This involves not only the construction and restoration of containing walls - already carried out - but also geological monitoring. A method using seismic stations for registering soil movements in real-time is being developed on the Araucária–Paranaguá oil pipeline. By 2003 it should have been extended to the other ducts.



Besides increased visual inspection of the ducts made by inspectors on foot, motorbike and helicopter, we are making greater use of pigs - robots equipped with different sensors which pass along the inside of the ducts in order to check that they are intact. This year systems using lookout buoys capable of detecting the presence of



*Pipeline inspection*

hydrocarbons in the water and alerting our central control by satellite enter into operation in Guanabara Bay. Similar systems are being introduced in the Angra dos Reis, São Sebastião and Baía de Todos os Santos areas.

We are also introducing a georeferenced information system capable of monitoring different types of terrain which is being used to map the sensitivity of areas close to operating units. In total, research in new technologies connected with environmental safety and management has funds of R$ 98 million available for around 40 different projects.

At present, in the majority of marine terminals, the loading and unloading of vessels is made behind protective barriers - an additional element of safety used by few companies in the industry.

*The environmental defense centers are equipped with oil collectors*



## Contingencies

During 2001, Petrobras has finished building nine Environmental Defense Centers (CDAs), located in Manaus (Amazonas), São Luís (Maranhão), Guamaré (Rio Grande do Norte), Madre de Deus (Bahia), Macaé and Rio de Janeiro (Rio de Janeiro), Itajaí (Santa Catarina) and Goiânia (Goiás), as well as a National Logistics CDA close to the airport of Guarulhos in São Paulo, capable of giving immediate support to the other centers.

The CDAs are on the alert 24 hours of the day and equipped with vessels for recovering oil, chemical dispersants, bioremedial agents and thousands of meters of containing and absorption barriers. They also have additional vehicles, vessels and aircraft in the same region ready to be called out at any moment.

On average, 20 specialists are allocated to each CDA, capable of taking command of up to one thousand people in an emergency. Their routines included frequent simulations and monitoring of local environmental conditions in order to anticipate the measures needed in case of an accident. Taken together, the CDAs constitute the first environmental complex in South America capable of helping other companies, in anticipation of the demand arising from an increase in the oil industry's activity in the region.



Apart from this, since January 2001 the country's first specialized vessel for oil spill control has been on constant alert in Guanabara Bay, twenty-four hours a day. This vessel has sufficient capacity to recover 100 thousand liters of oil per hour from the sea and can travel rapidly to other coastal areas in which the Company operates such as the Campos Basin and Angra dos Reis.

Operating units' training and accident simulations have been stepped up and all contingency plans have been reviewed. Several different safety teams have attended the best courses available in Brazil and abroad.

## Residues

The operating units are receiving an investment of R$ 210 million in order to improve processes and reduce industrial residues by 80% by 2002. New technologies are being used for this purpose, taking into account the special features of each unit's operations.

Existing residues are in the process of being treated by the use of 15 different technologies accepted worldwide including biopile, of which Petrobras is the first user in Brazil. This system consists in the oxygenation of small quantities of soil stacked vertically, thereby speeding up biodegradation. Residues are also destroyed in thermal systems, making it possible to make use of the residues' energy content.

By these methods 66% of the units' existing residues have been eliminated. The goal is to achieve total elimination by 2003, disposing of the residues in a manner acceptable for environmental purposes immediately they are produced. Apart from this, a computerized system is being used to manage residues from the Company's industrial processes.

New storage areas have also been built and a plan for soil improvement and monitoring is in progress with special emphasis on the refineries.

## Effluents

R$ 578 million is being invested in introducing and improving the processes for treating liquid effluents at all operating units in order to improve their quality as far as possible. For this purpose several research projects are underway for adapting treatment techniques to the special features of each unit.

All the refineries already use primary treatment - board separators, which remove oil from water - and secondary treatment - treatment lakes and activated mud reactors. The Gabriel Passos Refinery (Regap – MG), is also using the third phase, the biodisk, a system which will be gradually extended to the other units. It consists of a circular sheet to which bacteria adhere, which remains half submerged in the tank into which the effluents are channeled. The system's constant aeration stimulates biodegradation of any organic pollutants, ammonia and phenol which may have escaped in the primary and secondary treatments.



*Hydrolyser at the hydrogenated lubricants factory (Fafen)*

## Emissions

In order to minimize their activities' environmental impact, units have been carrying out a detailed inventory of emissions. A program is also underway to increase energy efficiency and improve the burning of fuels in order to reduce the emissions of particles and gases containing sulfur.

Continuous monitoring of chimneys is being introduced as well as systems for minimizing emissions from oil tanks and the burning of acid gases in furnaces. Reservoir roofs are being replaced in order to avoid evaporation and programs are being introduced in order to reduce the quantity of gas burnt in flares.

Constant monitoring of the atmosphere is the key to emission control. For this purpose networks for monitoring air-quality are being introduced or improved around each unit. This process is computerized to make it possible for emission data to be cross-checked with that of the microclimate and profile of the regions adjacent to the refineries. This will make precise control possible over the dispersal of gases and their impact on the environment.

In some cases, such as the Duque de Caxias Refinery (Reduc – RJ), the data is sent directly to the local environmental body. Besides being effective, this gives transparency to the measures being taken against pollution.

## Management

R$ 113 million is being invested in improving the reliability of equipment and management systems. The goal is to provide a management system which will put safety practices into operation and integrate the Company's production processes with the environment.

Contracts for these improvements are being negotiated all over the country. R$ 192 million is being invested in improving installations in Guanabara Bay alone, the biggest contract of this type yet signed in Brazil. Around 40 different projects are in progress, including the closure of the Duque de Caxias Refinery (Reduc)'s refrigeration system.

Petrobras' 35 operating units have been certified under ISO 14001 (environment) and BS 8800 or OHSAS 18001 (safety and health), an indication of excellence and source of pride for the Company. Petrobras holds around 10% of all the environmental certificates issued in Brazil up till now on the basis of ISO 14001 and it is one of the world oil industry's first companies to have all its units certified, including downstream and upstream activities, engineering and research.

In order to spread and consolidate the health, safety and environment culture within the Company, a series of seminars are being held in which the Company's role in climatic change and sustainable development is being debated along with other matters. The Company has also been represented at the main international events connected with these issues.


Portfolio of Projects | 2000 - 2003 | R$ million
Total value - R$ 3,2 billions (78% Investments and 22% Operations)
522
1,056
1,262
395
1,400
1,200
1,000
800
600
400
200
2000
2001
2002
2003


Portfolio of Projects by Category | R$ million
1,174
578
468
248
210
203
148
95
113
1,200
1,000
800
600
400
200
0
Pipelines
Effluents
Safety Generic Action
Environment Generic
Residues
Contingency
Emissions
Tecnology
Others

## Relations with society

Over nearly half a century, the Company has been carrying out a series of social projects ranging from environmental education in cities to the fight against malaria in Amazonia - not to mention projects such as the conservation of the Atlantic Forest, marine turtles (Tamar), jubarte whales and others. These activities have been stepped up in 2001 with the signature of several different agreements with universities, non-governmental organizations and federal, state and municipal bodies.

One of the most important these agreements is for the creation of an environmental databank for Guanabara Bay and the monitoring of its ecosystem. This is the first instrument of its kind created for the region's ecological preservation and it will be managed jointly with civil society and the most respected academic institutions.

One million larva of the uçá crab - a species native to the region - have been released in the mangroves surrounding the Duque de Caxias Refinery. This type of repopulation is the first of its kind in the world. An agreement has also been signed with the Navy in order to make available methods of analysis for identifying the origin of oil spills in the area with increasing rapidity.

*Manatees and marine turtles are being saved from extinction. Over one million uçá crab larva have been released in Guanabara Bay.*

In São Paulo, a historic agreement signed with the Metropolitan Water and Drainage Company has begun to make an old São Paulo dream come true: to free the Pinheiros River, which runs through the city, from pollution. A project for raising the awareness of populations living close to the Company's ducts has been launched in São Paulo, Maceió, Natal and Salvador. 400 families have been relocated to a safer and more suitable area in Salvador alone.



## Spills

During practically the whole of the second half-year, no significant leakage of any product took place at any of the Company's fixed installations in Brazil, an indication of the effectiveness of the preventive measures being taken. During this period, the only occurrence of this kind was the release on July 14 of 140 tons of catalyzer into the atmosphere at the Duque de Caxias Refinery (RJ), without serious environmental consequences.

The other case of an oil spill took place off the Company's premises on November 18, when the vessel Norma struck a rock on leaving the port of Paranaguá, causing 400 thousand liters of naphtha to be discharged into the sea. In this case also, owing to the product's high degree of volatility, environmental damage was minimal.

During the first half-year, there were oil spills caused by duct fractures at Morretes, in Paraná state, and in the Tamboré 2 condominium in São Paulo, as well as the spill caused by the sinking of the P-36 in the Campos Basin. Even in these episodes, undesirable though they were, Petrobras showed greater ability to respond to emergencies, whether through prompt elimination of their cause or the immediate actioning of contingency systems, keeping their impact to a minimum.

Even so, the Company received 13 fines for environmental damage, the largest, of R$ 150 million, due to the spillage in February of 50 thousand liters of oil in the Morretes region, Paraná state. The Company's legal department is appealing against this fine in the belief that there was no omission or negligence on its part justifying such a penalty. In other cases, appeals have also been lodged against double fines or in order to challenge their amounts.







## Safety at Work

There has been a systematic reduction in the rate of accidents involving lost working time (TFCA), closing the year with a TFCA of 2.9, taking into account employees and workers under contract, a trend which continued despite the accident to P-36. In addition to the units' certification, a massive campaign for education and awareness has been contributing to this, especially that directed to the workforce under contract, among which accident rates have been higher in the past.



Lost-Time Injury Frequency Rate
(Own Employees and Outsources Employees)
7.8
4.2
3.6
2.9
1998
1999
2000
2001
8
7
6
5
4
3
2
1
0


*Expressed in number of accidents with lost work days per million man-hour exposed to workplace risks.*

### Internal Commissions for Accident Prevention in school

In Belém (state of Pará), Petrobras employees teach public school students basic safety at school and in the home.

# quality



Petrobras is constantly seeking quality in all its processes.

Today Petrobras holds 95 ISO 9000 Quality System certificates which guarantee the quality of the products it sells, its processes and the services it renders. Over 90% of its downstream processes have been certified, covering 95% of products sold. Each refinery has a certificate which covers all its processes with the exception of the Duque de Caxias Refinery, which holds two certificates: one for the production of fuels and the other for lubricant manufacturing processes. All ship-bunkering terminals have also been certified, as well as some processes in the oil production area.

Besides this, the Company is carrying out the Petrobras Customer Program (Clip) which regulates units' customer knowledge, relationship and service, aiming to increase customer satisfaction. Clip includes Customer Service (SAC), Canal Cliente for e-commerce as well as customer satisfaction surveys.

At BR Distribuidora product and service quality is guaranteed in the reception, storage and delivery of fuels at terminals, bases, automobile service stations - the "Watch the fuel" program" - and in the fuelling of aircraft. Filling of customer orders is standardized and certified at three centers (Rio de Janeiro, São Paulo and Salvador).

## Integrated Management System

A project for the introduction of the Petrobras Integrated Management System was launched in March 2000 based on the SAP Company's R/3 software and technology, used by large oil companies around the world. The new software will take the place of around 70% of the systems currently in use.

This project is much more than a mere replacement of information systems and represents a profound change in organization which will contribute to achieving the Strategic Plan's goals for expansion and competitiveness. It involves investments estimated at US$ 164 million and should produce savings of US$ 670 million over five years.

A considerable number of the Petrobras System's best professionals from the different business units have been mobilized in the process. Modern remote and other training tools are being used to train around 15 thousand final users.

The Company's business units in Colombia and Bolivia already use SAP R/3 and, in the first half of 2002, Petrobras Distribuidora will also be operating with the new system. Its use by Petrobras is programmed for the second half of 2002, along with some subsidiaries such as Braspetro, Brasoil, Catléia, Alliance, Braspetro Oil Company – BOC and Petrobras Holland.



*Point to point communication prevents breakdowns*
*and provides maximum safety standards*

# management performance, risks and strategy

Ability to overcome adverse economic conditions is reflected in consolidated profits of R$ 9.9 billion and a rating upgrade

**EDUARDO RAPPEL, director of ONIP**
(National Petroleum Industry Organization)



"With the end of the oil monopoly, Petrobras will have to become even more competitive, adapting itself to new times. This will force Brazilian industry to improve its performance with greater competitiveness in terms of price and the quality of products and services."

# corporate performance


E&P Brasil

Petrobras is the first Brazilian Company to receive
a rating three levels above sovereign risk.

With a performance similar to that of 2000, when the Company reported the largest profit in its history (R$ 9.9 billion), its consolidated profit for 2001 was R$ 9.87 billion. This was despite unfavorable economic conditions in which the oil products market shrank by 1% and the international oil price fell by 14% (for Brent crude) -- leading to a 32% reduction in the FOB price of Brazilian oil exports and 12% in the Average Realization Price (PMR) – as well as the loss of the Company's most important oil production platform (P-36).

This was possible because Petrobras achieved excellent operating results. Oil and natural gas production increased by 5%, raw throughput by 1%, oil products exports by 28% and crude oil exports by 206%. The lifting cost of oil was reduced by 7%, falling to US$6.55 per barrel (including government participation) and operating costs in Brazilian refineries were reduced by 8% to US$0.98 per barrel.

Petrobras (parent company)'s sales were based on an Average Realization Price (PMR) of US$ 30.33/bbl in 2001 and US$ 34.54/bbl in 2000, calculated on a formula reflecting the behavior of world oil prices and exchange rates. Oil prices (WTI) averaged US$ 26.02/bbl, peaking at US$29.56/bbl in January and February, from which point they began to fall, closing the year at US$18.92/bbl. However, exchange devaluation more than offset this loss, with the PMR in reais increasing from R$ 63.33/bbl in 2000 to R$ 70.91/bbl in 2001, a 12% increase, while the price fell 11.7% in dollars. This enabled net sales to reach R$ 49.1 billion, up 10% over sales of R$ 44.6 billion reported by the Parent Company in 2000.

In this scenario, gross sales reached R$ 68 billion, 19% up over 2000, already the largest revenue reported by any Brazilian company.

A fundamental factor in the Company's operating performance was the maintenance of high levels of oil, natural gas liquid (NGL) and condensate production in Brazil. On December 27, Petrobras reached its all-time monthly record of 1,469 thousand bpd and its daily record of 1,568 bpd. The average for 2001 in Brazil was 1,336 thousand bpd, 5% above that of 2000.

CAPITAL EXPENDITURE IN 2001

(R$ 9,943 millions)


Others 8%
Transport 3%
Gas & Energy 7%
Refine 9%
Upstream 73%

PROJECT FINANCE

(R$ 1,358 millions)


Albacora 11%
Others 14%
Companhia
Petrolífera
Marlim 40%
Espadarte/Marimbá/
Voador 27%
Cabiúnas 8%







This performance enabled Petrobras (parent company) to cut its net imports of oil and oil products by 40 percent from their 2000 level.

The percentage of throughput in Brazilian refineries increased from 75% to 76%, and the raw throughput reached 1,650 thousand bpd, a 3% increase over the 2000 level.

Despite these excellent operating results, gross margin fell by two percentage points, as a result of an increase in the average cost of sales per unit mainly caused by an increase in the government participation, other participants' shares in consortia and the rental of production equipment.

Operating expenses increased compared with 2000, as a result of increases in the cost of shipping product to market by sea, and through terminals and ducts (R$ 1,012 million, against R$ 645 million in 2000); the extraordinary expense arising from the loss of the P-36 platform (R$ 642 million); and increases in general and administrative expenses (R$1,234 million, against R$ 863 million in 2000), mainly as a result of adjustments of R$ 441 million to the Petroleum and Alcohol Account.

A significant portion of the environmental expense was used in the Excellence in Environmental Management and Operating Safety Program (Pégaso) which has a total budget of the order of R$3.2 billion through 2003. The Health, Safety and Environment budget was further increased in order to achieve the objective of sustained growth, while keeping environmental impact to a minimum. Thus, in the course of the year, R$1.4 billion was allocated to the Pégaso Program, out of which R$812 million was for the environment and R$588 million for safety. An additional R$293 million was invested in other environmental activities. Operating expenses (before financial and equity income) as a percentage of net sales increased from 11% in 2000 to 15% in 2001. As a result, operating income was R$12,319 billion, a reduction of 13% compared with the previous year.

Despite the reduction in operating income, subsidiaries' results (US$ 1 billion) were satisfactory. Braspetro's performance was excellent mainly due to the sale of overseas assets such as those of PBUK (Petrobras United Kingdom), and subsidiaries' foreign exchange gains.

The year's results enabled the Company to increase its cash level with Ebitda (the parent company's earnings before interest, tax, depreciation and amortization) reaching R$ 14.6 billion. The Ebitda margin was 30% against 37% in the previous year, a reduction of seven percentage points.

It is important to note the significant impact on the Company's cash flow of the net movement on the Petroleum Account, with an inflow of R$2,764 million significantly reducing the debtor balance on the Petroleum Account. These results were made possible by the government's policy of authorizing increases in consumer prices.

During the year, the Company succeeded in further reducing its short-term debt, extending maturities to create a capital structure more compatible with the Company's business cycle. The Petrobras System's short-term debt was reduced by around US$ 800 million and its weighted average cost fell by 28%. Although total debt fell by 8% in the course of the year, net debt was reduced by 75%.

**Tamar Project.**

The Finn Larsen crèche and school located 80 km from Salvador (state of Bahia) receive children who are sure to be involved later in the preservation of marine turtles.

Liquidity increased during the year with strong cash generation. Resources were invested in exclusive funds, whose portfolio is partly made up of federal government paper indexed to the US dollar (around 25% on average throughout the year). This made it possible to protect cash against the real's devaluation.

With comfortable cash levels, the Company's strategy for raising capital was directed at taking advantage of opportunities in the market for extending average maturities and reducing costs.

INDEBTEDNESS DECREASING LEVERAGE

| R$ MILLION | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash/cash equivalents | 17,108 | 11,391 | 5,394 |
| Short-term debt [1] | 8,520 | 9,188 | 11,093 |
| Long-term debt [1] | 18,241 | 12,211 | 9,809 |
| Total debt [1] | 26,761 | 21,399 | 20,902 |
| Net debt [1] | 9,653 | 10,008 | 15,508 |
| Stockholders' equity | 28,967 | 24,945 | 17,564 |
| Total capitalization | 55,728 | 46,344 | 38,466 |
| Net debt-to-net capitalization | 25,0% | 28,6% | 46,9% |

*(1) Includes Project Financing raised by special purpose companies*

In July, the international rating agency Moody's gave Petrobras a Baa1 rating (investment grade), in local currency. This classification represents an important step towards reducing the cost of capital, enabling a Brazilian issuer with insurance against political risk, to issue paper on the international capital markets at costs substantially below those of its government on similar issues.

Petrobras International Finance – Pifco used this mechanism in two issues of US$ 450 and US$ 600 million with terms of seven and ten years respectively. These issues received an award for the operation of the year, presented by two respected financial market publications: IFR and Latin Finance.

In September Petrobras achieved another first in obtaining the classification Ba1 in foreign currency from Moody's - three levels above sovereign risk and only one below investment grade. In this decision, Moody's recognized the strength of Petrobras' strategy, the size of its assets, revenues and oil and gas reserves, the importance of its operations' integration and the effective dollarization of its earnings.

A prepayment operation for bunkering and fuel oil exports of US$ 750 million was concluded in December. This issue forms part of the US$ 1.5 billion program and was placed on the international capital market through three note issues with an average term of between six and eight years at Libor + 0.90% per year on the variable portion and 6.80% per year on the fixed portion. This was the Company's international issue with the lowest cost.

Two operations for the sale and chartering of four platforms were also concluded, which next year will provide funds of the order of US$680 million for investment by the Company in line with its objectives of extending maturities and reducing costs.

In December an important operation was concluded for an exchange of securities (NTN-Ps for NTN-Bs) worth R$8 billion with the Treasury. The securities disposed of (NTN-Ps) were originally received by Petroquisa and Gaspetro in return for shareholdings in companies privatized by the Union which lacked liquidity. The new securities (NTN-Bs) can be freely traded on the market and have a remuneration and maturity profile attractive to pension funds, thereby enabling the Company to use all this paper to pay future commitments to Petros. The exchange of securities which had been expected by the market, strengthens investor confidence in Company management, preparing the way for an investment grade rating.


FINANCIAL LEVERAGE
53.1%
46.9%
42.9%
28.6%
31.8%
25.0%
60
50
40
30
20
10
0
1999
2000
2001
Net Debt / Net Capitalization
Short Term Debt / Total Debt

# risk management



The Value at Risk methodology has been adopted for investment and portfolio evaluation.

During 2001 market risk management featured the use of a statistical model based on the Value at Risk or VaR methodology introduced during the previous year. These concepts have been improved and put to greater use within the Company, which has started to use this tool for evaluating new investments and its existing portfolio.

Evaluation using VaR makes it possible to consolidate different risk factors (interest, exchange rates and commodities) into a single common factor applicable to all activities. In this way, the Company now has a more precise assessment of the impact of changes in market conditions on its results and of the alternatives available for reducing these risks.

Subsidiaries' financial flows and the reorganization of the system's data input system have been completed by business unit. In this way it has become possible to evaluate market risk for each of the Group's businesses or companies, as well as making an analysis of the Company on a consolidated basis.

Besides VaR, risk evaluation takes into account the effects of scenarios with drastic alterations to the factors affecting Petrobras' financial performance (stress testing). Specialized consultants validate the scenarios used in these analyses.

## Prices and analyses of some of the Company's individual exposures

A substantial part of the Company's revenue is obtained on the Brazilian market from the sale of oil derivatives in reais. However, as the deregulation of the oil industry proceeds a closer relationship with the international market requires that a large proportion of the Company's products should remain in line with international prices for oil derivatives. Consequently, changes in the exchange rate are offset with a time lag of one month, both for derivatives with controlled prices and for those whose prices have been freed.

As a result of this pricing policy:

- A substantial amount of Petrobras' future operating cash flow is closely linked to the US dollar;
- Although most of its debt is dollar-denominated, a devaluation of the real against the US dollar only has a major impact in the short-term, since operating cash flow - closely linked to the dollar - contributes to absorbing the exchange risk;
- The risk of fluctuations in the exchange rate and import prices for supplying the domestic market is significantly reduced.







## Commodity price risk

The policy for managing oil and oil products prices consists mainly in protecting specific short-term commercial flow positions (a maximum of six months). Commodity prices are hedged by using future contracts, swaps and options. During the period ending December 31 2001, hedging operations represented 13% of the Company's total export sales.

## Exchange risk

Derivative operations were not used during 2001 as a protection against exchange variations. Operations carried out in 2000 of approximately US$ 500 million involving long-term debt contracted in Japanese yen, Italian lira and Austrian shillings remain available, through the use of options, for limiting fluctuations in the US dollar rate. In addition, cash of around US$ 1.8 billion invested in dollar-denominated paper contributed to reducing the Company's exchange risk.

The VaR of debt derivative positions with a 95% confidence level and one month time limit was US$ 13.8 million at December 31, 2001.

## Interest rate risk

Approximately 60% of Petrobras' debt carries floating interest rates. Most of the debt expressed in foreign currency with floating interest rates follows the London interbank rate (Libor) while the main reference for debt contracted in reais is the Long-term Interest Rate (TJLP) fixed by the Central Bank of Brazil.

An average increase of 1% in annual interest rates at December 31 2001 would raise the cost of existing debt by around US$ 70 million (before tax) during 2002. This amount has been calculated without taking into consideration changes in other indicators relating to interest or additional income earned on investments.

## Use of derivatives

Petrobras does not use derivatives for commercial or speculative purposes.

Every operation involving derivatives is approved by the Executive Board for the purpose of protecting the Company's real positions and reducing uncertainties surrounding the results of these positions. In this way, changes in the market value of derivatives sold are normally offset by changes in the assets, the policy or transaction which they are intended to protect. Besides this, the Company only sells conventional and liquid derivatives on long-established futures markets or to large financial institutions.

All Petrobras' trading activity in derivatives is carried out by teams (financial derivatives and commodities), made up of specialists with substantial experience in the area.

**Community House (state of Paraná)**

Petrobras houses provide courses, talks and cultural activity for the Araucárias, Guajuvira and Balsa Nova communities

## Insurance

A basic Petrobras philosophy is to contract insurance for risks which might threaten its economic or financial equilibrium. It also contracts insurance when obliged to do so by law or contractual commitments.

Risks relating to assets of insignificant value are not insured. Some risks are not covered as a result of technical studies which take into account the cost of the premium, the maximum probable loss and the level of probability that a loss will occur, among other factors.

Installations including refineries and platforms are covered by Major Fire/Operating Risk and Oil Risk policies to an amount in excess of US$ 20 billion. Domestic and international trade movements are covered by transport policies and the fleet of vessels is covered by hull and machinery policies. Civil liability and environmental risks are insured under different policies with cover calculated by a specific methodology.

Assets are valued for insurance purposes at replacement cost, calculated by Petrobras or specialized valuation companies. In order to calculate cover values the "Maximum Probable Loss-Accident (DAMP-SIN)" program has been developed in order to simulate the impact of a particular accident on the operating units' installations and to calculate the potential damage caused.

The year 2001 was marked by the accident to the P-36 platform and its subsequent sinking on March 20, with the loss of 11 colleagues. The insurance claim of US$ 496.75 million was paid in record time. The loss of P-36 coupled with a rising trend in the insurance/reinsurance market affected renewal of the Oil Risk and Major Fire/Operating Risk insurance falling due only 15 days after the accident. On an annualized basis, the premium increased by almost 360% compared with the previous period.

An understanding and monitoring of the quality of the Company's risk management by the entire insurance market is of fundamental importance to Petrobras. In this context, our installations are regularly inspected by independent valuation companies. After each inspection a series of recommendations is made aiming at reducing the risks relating to the unit inspected.

These recommendations are analyzed and may be incorporated into the Program for Excellence in Environmental and Operating Safety Management (Pégaso), to which funds of US$ 1.3 billion have been allocated through 2005 in order to bring the Company up to international standards of Health, Safety and the Environment.

The analyses and follow-up of recommendations arising from risk audits as well as the development of the Pegasus program and all the Company's activities in the area of Operating Safety, Health and the Environment are systematically passed on to the insurance market.







### Coari Project

Hundreds of young people and adults who live near the Urucu field, in the state of Amazonas, learn to read thanks to Petrobras' Solidarity Literacy program.

# strategy



Revised Plan confirms Mission and major guidelines of Vision 2010.

The updating of the Strategic Plan of the Petrobras System, finalized in October 2001, confirms the Mission and guidelines of Vision 2010. The strategies of leading the Brazilian oil, oil products and natural gas market, of consolidating as an energy company and selectively expanding international operations are maintained.

The projected targets continue to incorporate the attention given by the Company to protect its market shares in the various markets where it operates and to expand the focus on increasing shareholder value.

## Strategic Positioning

The consolidation of the new organization structure implemented in October 2000 enables the strategic positioning of the Company to be strengthened, making corporate strategies even more precise.

### Consolidate competitive advantages in the domestic oil and oil products market

- Expand reserves and production;
- Lead offshore activities in deep and ultra deep waters;
- Maintain leadership in the Brazilian oil products market;
- Emphasize integrated operation and logistical capabilities;
- Raise the quality standards of products and services;
- Invest in heavy oil processing technology.

### Lead the Brazilian natural gas market and operate in an integrated way in the electric power market

- Promote the development of the domestic natural gas market;
- Develop the interruptible natural gas market;
- Attain leadership in the distribution of natural gas;
- Consolidate position in the domestic electric power market;
- Strengthen natural gas and energy sales capabilities;
- Develop the market for alternative energy solutions.

### Expand international operations

- Concentrate E&P efforts on Latin America, Gulf of Mexico and West Africa as priorities;
- Acquire reserves, giving priority to focus areas;







**Manguezarte**

Artisans of the Manguezarte Co-operative, supported by Petrobras, use objects found in Guanabara Bay to make clothes and dolls

- Operate in refining, marketing and distribution in such a way as to integrate markets in South America;
- Ensure refining capacity in the United States and the Caribbean;
- Position the company as one of the principal players in the natural gas market in the Southern Cone.

## The principal corporate targets for 2005 are the following:

- Produce 2.57 million barrels of oil equivalent per day (boe/d), of which 2.27 million boe/d will be produced in Brazil and 0.30 million boe/d abroad;
- The volume processed should be 2.06 million barrels of oil per day, of which 1.80 million in Brazil and 0.26 million abroad;
- Pursue productivity improvements, reducing the lifting cost to US$ 2.80/boe (in Brazil and abroad) and the refining cost to US$ 0.85/bbl (in Brazil). Seek a minimum Return on Capital Employed (Roce) of 14%, considering a scenario of US$ 15/bbl for Brent crude;
- The financial leverage – net indebtedness/(net indebtedness + shareholders' equity) ratio – should be between 25% and 35%;
- The frequency of accidents involving lost working time should be 1.5 per million man-hours of exposure to risk (TFCA) for company employees and contractors.

## The Company will continue to base realization of strategic objectives and targets on a set of corporate policies:

### Corporate action

- Evaluate the entrepreneurial performance of the business units using a system of responsibilities and consequences;
- Exercise proactive action vis-à-vis regulatory agencies;
- Integrate the Company's logistics systems with those of subsidiaries and clients, enabling cost reductions and market share gains;
- Adopt e-business practices aimed at reducing costs and increasing efficiency throughout the Company;
- Promote the strengthening of technological capabilities to achieve cost reductions.

### Discipline in capital management

- Manage the business using Return on Capital Employed (Roce) indicators;
- Evaluate in a systematic and integrated way the project portfolio of the Petrobras System;
- Manage market risks in an integrated manner, both for projects, trading, financial exposure and acquisitions.

### New business development

- Use partnerships as an instrument to leverage market position, dilute risks and attract investments to make projects viable;
- Take advantage of existing assets to expand business.

## Human Resources

- Preserve and improve technical capabilities;
- Mobilize talents and develop capabilities;
- Adjust staff to business strategies and objectives;
- Promote management practices that strengthen employee motivation, satisfaction and commitment;
- Promote a business culture that emphasizes team and individual results;
- Adjust outsourcing practices in such a way as to stimulate continual improvements by contractors.

## Health, Operational Safety and Environment (HSE)

- Educate, train and promote awareness of employees as regards HSE issues, also involving suppliers and partners;
- Adopt a contribution to improve HSE performance in the corporate consequence and recognition systems;
- Act preventively to protect people and environment by identifying and monitoring operational risks;
- Maintain the Company permanently prepared for emergencies and act to mitigate their impacts;
- Act to manage the environmental and social impacts of operations.

# Capital Expenditure

In order to provide support for the Petrobras System's operations, capital expenditure of US$ 31.7 billion is planned over the period 2001-2005. Of this total, US$ 7.3 billion will be invested abroad in the acquisition of reserves, production of oil and natural gas and fuel refining and distribution.

US$ 28.1 billion of this expenditure will be sourced from Company equity plus conventional financing, corresponding to 89% of the total, and US$ 3.6 billion from project finance, equivalent to 11% of the total.

CAPITAL EXPENDITURES 2001 2005 | US$ 31.7 billion


Abroad 23%
Brazil 77%


Distribution 4%
Corporate 2%
Gas & Energy 8%
Downstream 20%
E&P 66%


FMC EnergySystems
FMC CBV Subsea
MANIFOLD RONCADOR - 2000 METROS
PETROBRAS

*The Roncador Field's manifold (state of Rio de Janeiro)*


18/02/02
2,65
3,00
4,50
2,80
3,30
3,00
4,30
4,50
5,30
CDB

# capital markets

The preference share price rose 11.73% during the year despite market volatility, and, in a public offering, 41 million shares were placed within a record 21 days.

**KURT SCHNEIBER, Citibank**



"In the name of Citibank, the bank responsible for the issue of Petrobras' ADRs in the United States, I can only applaud the Brazilian Company's efforts to communicate constantly with North American investors."

An unprecedented combination of factors, which led the world capital markets - and especially the stock exchanges - to extreme volatility, frustrated the expected growth rate of the Brazilian economy, forecast at 4.5%, and the inflation target of 6% established by the Central Bank.

The international economic situation - which was already reflecting the reduced level of activity of the US economy, the worsening of the economic crisis in Argentina and the fall in the price of oil - was directly impacted by the September 11 terrorist attacks. Perplexity and fear affected important segments of the world economy such as tourism and aviation. In order to stimulate economic activity, the United States government reduced interest rates and taxes and increased public spending. However these measures were insufficient to revert the downward trend of the markets.

This unfavorable scenario, together with the climate of uncertainty caused by energy rationing in Brazil, the anticipated influence of election polls on expectations and the currency devaluation also resulted in a poor performance by the Brazilian stock market. The São Paulo Stock Exchange closed the year with a fall of 11.02% and the Dow Jones and Nasdaq indices fell by 7.10% and 21.05% respectively.

Despite the excellent operating results obtained during the year and the solid fundamentals sustaining the Company, this adverse scenario was reflected in the prices of the Company's shares and ADRs.

NOMINAL VARIATION

| Share/Index | % |
|---|---|
| Petrobras Common | 8.23 |
| Petrobras Preferred | 11.73 |
| Level III ADR (Common) | -7.72 |
| Level III ADR (Preferred) | -3.89 |
| Ibovespa | -11.02 |
| Dow Jones | -7.10 |
| Nasdaq | -21.05 |

PETROBRAS STOCK AND ADR INDICATORS

| | | Common | Preferred | ADR Level III (Common) | ADR Level III (Preferred) |
|---|---|---|---|---|---|
| Closing price on | 12/28/2001 | R$ 52.49 | R$ 51.15 | US$ 23.3 | US$ 22.23 |
| | 12/30/2000 | R$ 48.50 | R$ 45.78 | US$ 25.25 | US$ 23.125 |
| Average daily Volume (*) | 2001 | 6.72 | 20.32 | 20.45 | 23.42 |
| | 2000 | 11.60 | 49.10 | 1.40 | 0.90 |
| Average Price | 2001 | R$ 56.16 | R$ 52.96 | US$ 24.30 | US$ 22.89 |
| | 2000 | R$ 46.79 | R$ 48.04 | US$ 28.63 | US$ 26.25 |
| Average number of daily trades | 2001 | 226 | 627 | – | – |
| | 2000 | 99 | 512 | – | – |
| IBOVESPA participation | 2001 | 2.821% | 8.860% | – | – |
| | 2000 | 3.094% | 9.738% | – | – |

*(*) The average daily volumes of ON and PN shares are expressed in R$ million and ADR in US$ million.*



800%
700%
600%
500%
400%
300%
200%
100%
0%
-100%
15 years
10 years
5 years
1 year
Petrobras Common
Petrobras Preferred
Ibovespa

Real Accumulated Growth in Share Price

| Real Growth in Share Price | Dec/86 to Dec/01<br>15 years | Dec/91 to Dec/01<br>10 years | Dec/96 to Dec/01<br>5 years | Dec/00 to Dec/01<br>1 year |
|---|---|---|---|---|
| Petrobras ON | 264.3% or 9.0% p.y. | 750.9% or 23.9% p.y. | 180.0% or 22.9% p.y. | -2.0% |
| Petrobras PN | 166.0% or 6.7% p.y. | 313.4% or 15.2% p.y. | 108.8% or 15.9% p.y. | 1.2% |
| Ibovespa | 73.2% or 3.7% p.y. | 165.5% or 10.3% p.y. | 21.3% or 3.9% p.y. | -19.4% |

*Deflated by the IGP-DI.*

## FMP – FGTS Petrobras

The shareholders that opted to maintain Petrobras stock as part of their Government Severance Indemnity Fund for Employees (FGTS) portfolio obtained an excellent gain. From August of 2000, when the operation to sell the common stock was effected, up to the end of the 2001 financial year, the stock appreciated by 52.3% (not including dividends), compared with a yield of 7.0% credited to the FGTS balances, which are remunerated at the Reference Rate (TR) plus 3% per annum.

## Public offer to sell preference shares

Despite the great market volatility, on July 19 the National Economic and Social Development Bank (BNDES) made a public offer of 41 million preference shares. The placement time - 21 days - was a record in Latin America, with a financial volume reaching US$ 807.0 million. The shares were oversubscribed by a factor of 1.74, with 50% of the purchase orders coming from new investors and 80% of the shares acquired by international investors. In addition, 50% of the offer was taken up by global investors not dedicated to the energy/oil sector or Latin America. With this, the free float (portion of shares available for trading on stock exchanges) increased to 59.3% of the capital stock.

Global Tranche – Increase of Free Float

| Shares | July/00 | June/01 | July/01 |
|---|---|---|---|
| Federal Government | 60.9% | 44.4% | 40.7% |
| Brazil | 18.7% | 22.9% | 23.2% |
| Foreigners | 20.4% | 32.7% | 36.0% |
| ***Free Float*** | **39.1%** | **55.6%** | **59.3%** |

Final Allocation – Global Tranche

| Allocation | Quantity of shares | (%) |
|---|---|---|
| **Brazil** | **8,000,000** | **19.3** |
| Institutional | 6,460,226 | 15.6 |
| Retail | 1,539,774 | 3.7 |
| **International** | **33,381,826** | **80.7** |
| Institutional | 31,129,000 | 75.3 |
| Retail | 2,252,826 | 5.4 |
| Total | 41,381,826 | 100.0 |

## ADR program

With the realization of the public offer of preference shares, the category of the American Depository Receipts (ADRs) program was modified from level II to level III. The objective was to comply with the requirements of the regulating agency of the US stock markets, the Securities and Exchange Commission (SEC), providing the operation with greater credibility and visibility.

The ADRs program is fully consolidated and is showing an excellent performance, both in yield and volumes traded, reaching a daily trading volume of 841,684 common shares and 537,892 preference shares. At the end of 2001 there was a balance of 143,989,548 level III ADRs for ON Shares and 153,843,616 for the PN shares, corresponding to a market valuation of US$ 6.8 billion.

The ADRs already represent a significant portion of the Company's capital, with 22.7% of the voting capital and 34.0% of preference shares.

Petrobras Stocks and ADRs Average Price of Shares (in US$)



12,6
18,4
10,5
14,5
25,5
26,3
28,6
24,1
22,8
22,9
24,3
30
25
20
15
10
5
0
1998
1999
2000
2001
PETROBRAS - Common
ADR Level III - Preferred
PETROBRAS - Preferred
ADR Level III - Common

| Public Share Offerings Most Active in 2001<br>Ranked by Value | | | | | |
|---|---|---|---|---|---|
| *Ranking* | Company | Country | Stock Exchange | Issue Date | Value US$ |
| 1 | Korea Telecom Corporation | Korea | NYSE | 02/07/01 | 2,242,287,304 |
| 2 | Hynix Semiconductor Inc. | Korea | PORTAL | 21/06/01 | 1,249,980,000 |
| 3 | Embraer | Brazil | NYSE | 19/06/01 | 674,999,997 |
| **4** | **Petroleo Brasileiro S.A. - Petrobras** | **Brazil** | **NYSE** | **24/07/01** | **650,945,607** |
| 5 | CNOOC Limited | Hong Kong | NYSE | 20/02/01 | 467,359,508 |
| 6 | Abbey National PLC | U.K. | NYSE | 08/11/01 | 450,000,000 |
| 7 | Royal Bank of Scotland | U.K. | NYSE | 05/06/01 | 400,000,000 |
| 8 | Korea Tobacco & Ginseng Corporation | Korea | PORTAL | 24/10/01 | 309,174,000 |
| 9 | Converium Holdings AG | Switzerland | NYSE | 11/12/01 | 192,001,179 |
| 10 | Sunplus Technology Co. | Thailand | PORTAL | 03/08/01 | 191,400,000 |

| Most Active ADR Programs of Latin America in 2001 \| Volume Traded in US$ billion | | | | |
|---|---|---|---|---|
| *Ranking* | Company | Country | Volume US$ | Price Average US$ |
| 1 | Tel.de México (Telmex) | Mexico | 18.4 | 33.66 |
| 2 | Telebras RCTB | Brazil | 7.4 | 46.37 |
| 3 | America Movil | Mexico | 6.9 | 17.80 |
| 4 | Televisa | Mexico | 6.3 | 38.85 |
| 5 | Telemar | Brazil | 5.4 | 15.54 |
| **6** | **Petrobras (*)** | **Brazil** | **5.1** | **22.89** |
| 7 | Cemex S.A | Mexico | 3.1 | 23.74 |
| 8 | Embraer | Brazil | 2.8 | 31.68 |
| 9 | Telesp Cel.Part | Brazil | 2.5 | 14.64 |
| 10 | Grupo Fin.Galicia | Argentina | 2.1 | 12.00 |

*(*) Average price of ADR program level III preferred shares.*

## Market capitalization

The currency devaluation directly affected the market capitalization of the Company in dollars, which reached US$ 24.4 billion at the end of the year, a reduction of 7.2% compared with December 2000.

Petrobras Market Capitalization (Common + Preferred Shares)


US$ Billion
40
35
30
25
20
15
10
5
0
33,71
24,40
1,32
Jan 1992
Jun
Jan 1993
Jun
Jan 1994
Jun
Jan 1995
Jun
Jan 1996
Jun
Jan 1997
Jun
Jan 1998
Jun
Jan 1999
Jun
Jan 2000
Jun
Jan 2001
Jun


1003
PETROBRAS
Allianz
VELTINS
REUTERS

**AGÊNCIA NACIONAL DO PETRÓLEO (ANP)** – The National Petroleum Agency, Brazil's regulatory agency for the oil and natural gas sector.

**API DEGREE (°API)** – The American Petroleum Institute's scale expressing the relative density of an oil or oil byproduct. The API scale, measured in degrees, varies inversely with relative density, i.e. the higher the relative density, the lower the API degree. The API degree is greater when the oil is lighter. Oil with API degree greater than 30o is considered light; between 22o and 30o API, medium; and below 22o API, heavy. Oil below 10o, API is considered extra-heavy. The higher the API degree, the higher the market value.

**ATMOSPHERIC DISTILLATION UNIT** –A physical process that separates the components of a liquid mixture in function of its boiling point. In the distillation process, untreated oil is fractioned by heating. The lighter parts are separated in the form of steam while the heavier fractions continue in liquid form.

**EVALUATION 90°** – Methodology for the evaluation of skills, including self-evaluation, evaluation of the manager to whom the executive reports and evaluation of in-house clients.

**EVALUATION 360°** – Methodology for the evaluation of skills, including self-evaluation, evaluation of the manager to whom the executive reports, evaluation of in-house clients, managers at the same hierarchical level and the work team.

**BASIC PETROCHEMICALS** – These are divided into two groups: olefins (ethylene, propylene, butylene) and aromatics (benzene, toluene, xylene). They are produced from different feedstock by a process known as steam cracking.

**BLOCK** – A small portion of a sedimentary basin where activities are carried out for exploration and production of oil and natural gas.

**BUNKER** – Fuel for ships.

**BUSINESS TO BUSINESS** – Business between companies which sell products or render services to other companies.

**CATALYTIC CRACKING UNIT** – refining process that converts heavier distilled oils into lighter fractions with greater commercial value, such as gasoline, liquefied petroleum gas (LPG) and naphtha.

**CATALYZER** – A substance that speeds up or retards a chemical reaction, but whose chemical composition is not permanently changed during the process

**CATENARY** – A plane curve resembling the effect of gravity on a wire suspended at each end

**CO-GENERATION** – Simultaneous generation of electricity and thermal energy (heat/processing steam), via the sequential and efficient use of quantities of energy from the same source. It increases the thermal efficiency of a thermodynamic system as a whole.

**CONDENSATE** – A natural gas liquid, obtained in the normal process of separation in the field, which is maintained in its liquid state under normal pressure and temperature conditions.

**SUSTAINABLE DEVELOPMENT** – Development which meets the needs of the present generation without reducing the capacity to meet the needs of future generations.

**DOWNSTREAM** – A term used essentially to define the activities of refining crude oil and treatment of natural gas, and the transport and distribution of their products.

**e-COMMERCE** – This is a type of trade characterized by the exchange of bits, where transactions are carried out in Cyberspace. The relationship is digital and, thus, virtual. The products or services make use of digital media, multi-media, and the main outlets of this trade are through: CD-ROMs, kiosks, BBS and the Internet. It is also known as virtual commerce or electronic commerce.

**ENGINEERING, PROCUREMENT AND CONSTRUCTION (EPC)** – Planning, purchasing and construction

**E&P** – Exploration and production of petroleum and natural gas.

**e-PROCUREMENT** – An electronic process (via the Internet) for the purchase of materials and acquisition of services.

**ETHANE OR ETHYLENE – C2H4**, a basic petrochemical product of the light olefin family, produced from naphtha or ethane.

**EXPLORATORY SUCCESS INDEX** – The number of exploratory wells with the presence of commercially extractable oil and/or natural gas in relation to the total number of exploratory wells drilled and evaluated in a particular year.

**FARM-IN** –The process of partial or total acquisition of concession rights held by another company. In the same negotiation, a company that is acquiring the concession rights is in the farm-in process and the company that is selling those rights is in the farm-out process.

**FCC COKE** – A product that is deposited on the surface of catalyzer organs that results in the degradation of the gas-oil that is produced by the Catalytic Cracking Unit. It is burned off during the continuous regeneration process of the catalyzer, supplying energy to heat the charge and for the generation of steam.

**FIELD** – an area for the production of oil or natural gas from a continuous reservoir or more than one reservoir and at variable depths, including production facilities and equipment.



**FLOATING, PRODUCTION, STORAGE & OFFLOADING (FPSO)** – A floating unit for production, storage and transfer of petroleum, using a ship as a platform.

**FLOATING, STORAGE & OFFLOADING (FSO)** – a floating unit for storage and transfer of petroleum, using a ship as a platform.

**FUEL OIL** –The heavier fractions from atmospheric distillation of petroleum, widely used as an industrial fuel in boilers, furnaces, etc.

**LINEAR ALKYL-BENZENE** – Used in making biodegradable detergents.

**LIQUEFIED NATURAL GAS (LNG)** –Natural gas cooled to temperatures below 160 o C for transfer and storage in liquid form.

**LIQUEFIED PETROLEUM GAS (LPG)** – A mixture of hydrocarbons with high-pressure steam, obtained from natural gas in special refinery processors and kept in its liquid state under special surface storage conditions.

**MARKETPLACE** – A term used to define the word "market", from a marketing viewpoint. In digital marketing, this word is used to distinguish the physical (marketplace) from the virtual (marketspace).

**METHANOL** – Also called methyl alcohol, it can be produced from coke, naphtha or natural gas (methane).

**NAPHTHA** – A petroleum byproduct mainly used as feedstock by the petrochemical industry to produce ethylene and propylene, along with other liquid fractions such as benzene, toluene and xylene .

**NATURAL GAS** – All hydrocarbons or hydrocarbon mixtures that remain in a gaseous state under normal atmospheric conditions, extracted directly from reservoirs of petroleum or gas. Includes moist, dry, residual and rare gases.

**NATURAL GAS LIQUIDS (NGLs)** – The portion of the natural gas that is found in its liquid state under particular pressures and temperatures at the surface, obtained through field separation processes, in natural gas processing units or in gas pipeline transfer operations.

**NATURAL GASOLINE** – Gasoline obtained from natural gas through a process of compression, distillation and absorption.

**NGPU** – Natural gas processing unit.

**OIL COKE** – A solid, black and shiny product obtained from the cracking of solid residues (coking). It burns without leaving ash.

**OIL** – The portion of petroleum in a liquid state when in original reservoir conditions and which remains a liquid at surface pressures and temperatures.

**PANAMAX** – A type of ship with capacity to transport between 55,000 and 70,000 tons of crude oil or oil products and satisfying the conditions for passage through the Panama Canal.

**PETROLEUM** – Any liquid hydrocarbon in its natural state, for example crude oil and condensate.

**PIPELINE EXTREMITIES** – A pipeline is composed of an extremity and various exit points.

**POLYETHYLENE** – A petrochemical product utilized to make many objects such as casks, containers, film holders, plastic packaging for clothing and lightweight objects.

**POLYMER** – The generic designation for some second-generation petrochemical products, such as plastics, rubber and synthetic fibers.

**POLYPROPYLENE** – A petrochemical product with applications similar to those of high-density polyethylene: film, beverage containers and other packaging.

**POWER PURCHASE AGREEMENT (PPA)** – Fixed term contract for purchase and sale of power.

**REALIZATION PRICE** – In accordance with a system introduced by Directive 3/98 of the Ministry of Mines and Energy/Ministry of Finance, this price represents Petrobras' unit of net revenue on the sale in the domestic market of basic derivatives (whether produced at its refineries or imported), based on a formula with parameters designed to keep it in line with current international prices.

**PROPYLENE** – A basic petrochemical produced from naphtha or propane that serves as feedstock for making polypropylene.

**PROVEN RESERVES** – Reserves of petroleum and/or natural gas that, based upon analysis of geological and engineering data, are estimated to be profitably recoverable from reservoirs discovered and evaluated to a high degree of certainty, taking into account prevailing economic conditions, normally feasible operational methods and Brazilian petroleum and tax regulations.

**RECOVERABLE VOLUME** – Volume of oil, expressed in basic conditions, that can be obtained from a reservoir, starting from the initial conditions until abandonment, through the best method determined by technical and economic studies carried out at the time of evaluation. Recoverable volume = original volume x recovery factor.

**RESERVE** – Resources of oil or natural gas discovered that are commercially recoverable from a specific date.

**RESERVE REPLACEMENT INDEX (RRI)** – Variation in the proven recoverable volume in relation to the accumulated output in a given year.

**RESIDUE** – There are two types of residue: atmospheric (RAT), which is the fraction of oil from an atmospheric distillation unit whose distillation varies from 420o C and above; and residues from deasphalting units (asphalt residues), which are refined products resulting from the extraction of light fractions from the vacuum residue with a paraffin solvent (propane or butane).

**RETARDED COKING UNIT** – The most severe form of thermal cracking, transforming vacuum residue into lighter products, additionally producing coke.

**RISER** – The vertical portion of an outflow line that conveys oil and/or natural gas from the well to the platform.

**SOLVENT** – A volatile liquid that has the power to dissolve another substance without altering the original chemical composition, forming a uniform mixture.

**SPE** – Society of Petroleum Engineers.

**SUEZMAX** – A type of ship with capacity to transport one million barrels of oil (about 130,000 to 150,000 tons), satisfying the conditions for passage through the Suez Canal.

**TAUT LEG** – A taut cable used for anchoring platforms.

**THERMOELECTRIC PRIORITY PROGRAM (TPP)** – Program introduced by the Federal Government on February 24, 2000.

**THROUGHPUT** - In a refinery, the total volume processed.

**TORPEDO ANCHOR** - A type of anchor in the format of a steel stake that is used to anchor lines, risers and ships. It is launched from a support boat and its own weight carries it to the seabed. It has been tested and approved in clay soils and it is expected that it can be used in non-compacted sandy soils. It has been patented by Petrobras and is substantially less costly than conventional anchors.

**UNSTABLE CURRENTS HYDRO-TREATMENT** – produces diesel with low sulfur content from direct distillation currents and from the retarded oil coking unit.

**UPSTREAM** – Exploration and production activities.

**MERCHANT POWER STATION** – Commercial power stations which normally produce power for the spot market. In this type of business there are usually contracts for the supply of natural gas with clauses for sharing gains and losses above a pre-established level.

**WELL COMPLETION** – To complete a well for production, it must first be inlaid with steel pipe. First, a layer of cement is placed around the steel pipe, covering the well walls to inhibit penetration of undesirable fluids and the collapse of the walls. Then a special device is lowered down the shaft and activated from the surface, causing perforations in the steel and cement and opening small holes in the oil-or gas-bearing zones, allowing these fluids to flow into the well's interior. Next, another pipe of smaller diameter (production column) is inserted into the well to carry the fluids to the surface.

## Financial Market Terminology

**AMERICAN DEPOSITARY RECEIPTS (ADRs)** – Certificates tradable in the US representing one or more shares in a foreign company. An American depositary bank issues the ADRs against deposit of the underlying shares kept by a custodian institution in the country of origin.

**ANNEX IV** – The section of National Monetary Council Resolution Number 1832 that regulates foreign investments in Brazilian capital markets.

**BACK TESTING** – A technique which uses historic data to evaluate the projections made by a financial model.

**BOVESPA INDEX (IBOVESPA)** – Index of the price variation of a theoretical portfolio of shares selected periodically by the São Paulo Stock Exchange.

**COMMODITY** – A physical asset, typically produced through agriculture, mining or a manufacturing process, normally subjected to quality or standards classification and that is traded commercially.

**CORPORATE GOVERNANCE** – The relationship between economic agents (shareholders, executives, board members) with the capacity to influence/determine a corporation's direction and performance. Good corporate governance assures equal treatment for partners, transparency and accountability.

**CORRELATION** – A statistical indicator that demonstrates up to what point the movements of two variables are interrelated.

**DERIVATIVE** – A contract or security whose values relate to the price movements of a security, instrument or subjacent index. It can be used as a hedge instrument.

**EBITDA** – Earnings before interest, taxes, depreciation and amortization expense.

**EBITDA MARGIN** – Net revenue's contribution to EBITDA.

**HEDGE** – A position or combination of financial positions that contributes to the reduction of some type of risk.

**IGP-DI** –General Price Index, Internal Availability. This index is published monthly by the Getúlio Vargas Foundation and is one of the two main price indexes used in the Brazilian economy.

**INTERBANK DEPOSIT CERTIFICATE (IDC)** – A security that backs loan operations between financial institutions.

**OPTION** – A type of derivative that gives the right to buy (call option) or to sell (put option) an asset or security for a predetermined price at a future date.

**OVERHEAD** – General expenses.

**PAYOUT** –The ratio of dividends distributed to the accounting period's net profit. The payout ratio measures the percentage of net earnings distributed to the shareholders.



**PTAX** –The official exchange rate published by the Brazilian Central Bank.

**ROA – RETURN ON TOTAL ASSETS** – Measures the efficiency of the company's use of funds, expressing net earnings for the period as a percentage of total assets at the end of the period.

**ROCE –RETURN ON CAPITAL EMPLOYED** – (Net earnings - interest (net of taxes on profits)/average loans and financing + average stockholders' equity - marketable securities).

**ROE – RETURN ON EQUITY** – (Net income/stockholders' equity - net income for the period).

**SEC – SECURITIES AND EXCHANGE COMMISSION** –The regulatory agency that oversees the US capital markets, equivalent to Brazil's Comissão de Valores Mobiliários (CVM).

**STRESS TESTING** – An evaluation technique that forecasts how a portfolio of assets or securities would behave under different extremes in the variables that influence the portfolio. The purpose of stress testing is to quantify a portfolio's loss if specific adverse market situations should occur.

**SWAP** – A contract between two parties for the exchange of payment flows. A common type of oil swap is a contract in which one party buys for a predetermined fixed price and sells at a future floating price.

**US GAAP** - Accounting Principles Generally Accepted in the United States of America.

**VALUE AT RISK (VaR)** – A measurement in monetary values of the maximum expected loss under normal market conditions of the value of a financial position or set of positions, assuming a particular degree of reliability and a specific time horizon.

**VOLATILITY** – A statistic that shows the variation of a price or rate over time. Normally measured by variation or standard deviation, the higher a price's volatility the greater its variation from the average.

**YIELD** – The return percentage paid out in the form of dividends on the market value of common or preference shares.

## Abbreviations

**bbl** – Barrel

**boe** – Barrels of oil equivalent. Normally used to express oil and gas volumes in the same unit of measurement (barrels) by converting domestic gas at a rate of 1,000 $m^3$ of gas for 1 $m^3$ oil.
1 $m^3$ of oil = 6.289941 barrels of oil..
An international barrel of oil equivalent is approximately 6,000 cubic feet of natural gas.

**boepd** – Barrels of oil equivalent per day

**bpd** – Barrels per day

## Conversion table

a) Cubic meters ($m^3$) in barrels (b):

$$b = \frac{m^3}{0{,}158984}$$

b) Barrels (b) in cubic meters ($m^3$): $m^3 = b \times 0.158984$

$m^3 = b \times 0{,}158984$

c) Cubic meters ($m^3$) in tons ( t ): $t = m^3 \times D$

d) Tons (t) in cubic meters ($m^3$):

$$m^3 = \frac{t}{D}$$

e) Barrels (b) in tons (t): $t = b \times 0.158984 \times D$

f) Tons (t) in barrels (b):

$$b = \frac{t}{D \times 0{,}158994}$$

g) 1 $m^3$ = 1,000 liters = 6.28994113 b

h) 1 b = 158.984 liters = 0.158984 $m^3$

i) 1,000 $m^3$ natural gas = 1 $m^3$ oil (approximately)

j) $D = \frac{M}{V}$, where: :

D = Density
M = Mass
V = Volume



## information for shareholders and investors

In Brazil, Petrobras' shares are mainly traded on the São Paulo Stock Exchange, with the code PETR3 for common shares and the code PETR4 for preference shares. Abroad, these shares are traded through American Depositary Receipts (ADRs) level III. Preference shares are traded on the New York Stock Exchange with the PBRA ticker symbol. Common shares are traded on the same stock exchange with the symbol PBR. In both programs, each ADR represents one share and the custodian institution in Brazil is Companhia Brasileira de Liquidação e Custódia (CBLC) and the depositary bank abroad is Citibank.

### SHAREHOLDER SERVICES

PETRÓLEO BRASILEIRO S/A – PETROBRAS
SHAREHOLDER SERVICES
Tel.: (oXX) 21 2534-1521 ou 2534-1550
0800-2821540
Fax: (oXX) 21 2262-3678
Av. República do Chile, 65 · sala 401-F
Centro · Rio de Janeiro · RJ · CEP 20031-912
e mail: acionistas@petrobras.com.br

BANCO ITAÚ S/A
SHAREHOLDER DEPARTMENT
Tel.: (oXX) 11 3247-5731 / 3247-4769
Rua XV de Novembro, nº 318 - térreo
São Paulo · SP · CEP 01013-901
e-mail: acionistas.sp@itau.com.br
*Note: Shareholder services are available at all of the bank's branches.*

CITIBANK S/A
ADR DEPARTMENT
Tel.: (oXX) 11 5576-1888
Fax: (oXX) 11 5582-6824
Av. Paulista, 1111 · 3º andar · sala 6
São Paulo · SP · CEP 01311920
e mail : orlando.viscardi@citicorp.com

CITIBANK N.A.
Tel.: (ooXX) 1 212 657-1925
Fax: (ooXX) 1 212 825-5398/825 2103
111 Wall Street 20th floor / zone 7
New York · NY · 10043 · USA
e mail: alex.navarrete@citicorp.com

COMPANHIA BRASILEIRA DE
LIQUIDAÇÃO E CUSTÓDIA - CBLC
ADR SECTION
Tel.: (oXX) 21 223-9606 ou 223-9636
Fax: (oXX) 21 223-9637
Praça XV de Novembro, 20 · 8º andar
Centro · Rio de Janeiro · RJ · CEP 20010-010
e-mail: jfrontin@bovespa.com.br
e-mail: msalema@bovespa.com.br

### INVESTOR SERVICES

PETRÓLEO BRASILEIRO S/A – PETROBRAS
INVESTOR RELATIONS DEPARTMENT
Tel.: (oXX) 21 534-1510 ou 534-9947
Fax: (oXX) 21 534-6055
Av. República do Chile, 65 · sala 401 - E
Centro · Rio de Janeiro · RJ · CEP 20031-912
e-mail: petroinvest@petrobras.com.br

### WEBSITE ON THE INTERNET

www.petrobras.com.br is Petrobras' Internet page. It contains general information about the Company, including a specific room for investor relations with information on results, financial statements (Brazilian and US standards), annual reports, audio and written transcriptions of presentations to investors, bylaws, share prices, shareholder information, etc.

### ANNUAL GENERAL MEETING - AGM

Annual General Meetings (AGMs) are held by March 25, at the Company's head office, located at Avenida República do Chile, no 65, Centro, Rio de Janeiro – RJ


BR

*HEAD OFFICE AND REPRESENTATIVE OFFICES*
Petrobras' web site:
www.petrobras.com.br

HEAD OFFICE
Av. República do Chile, 65
Centro 20031-912 · Rio de Janeiro · RJ
Tel.: 21 2534-4477
Fax: 21 2534-3247
E-mail: br.net@petrobras.com.br

SALVADOR
Av. Antônio Carlos Magalhães, 1113/128
41856-900 · Salvador · BA
Tel.: 71 3350-3111 · Fax: 71 3350-3707

SÃO PAULO
Rua dos Ingleses, 380
01329-903 · São Paulo · SP
Tel.: 11 3281-6222 · Fax: 11 2281-6488

LONDON
6th Floor, 35/38 Portman Square
London · W1H 6LR · England
Tel.: 44 207 535-1101 · Fax: 44 207 535-1105

NEW YORK
570 Lexington Avenue, 43rd Floor
New York · NY · USA 10022-6837
Tel.: 1 212 829-1517 · Fax: 1 212 832-5300

SINGAPORE
360 Orchard Road
10-05 International Building
Singapore 238869
Tel.: 65 6735-1140 · Fax: 65 6836-6521

TOKYO
Toguin Bulding 5th Floor · 508
4-2 Marunochi 1 · Chome
Chiyoda-Ku, Tokyo 100-0005
Tel.: 81 3 5208-5286 · Fax: 81 3 5208-5288

**SUBSIDIARIES**

DOWNSTREAM PARTICIPAÇÕES S.A.
Av. República do Chile, 65 · 20° andar
20031-912 · Rio de Janeiro · RJ
Tel.: 21 2534-3100 · Fax: 21 2534-1246

PETROBRAS DISTRIBUIDORA S.A.
Rua General Canabarro, 500 · 16° andar
20271-900 · Rio de Janeiro · RJ
Tel.: 21 3876 4477 · Fax: 21 3876 4977

PETROBRAS GÁS S.A. (GASPETRO)
Av. República do Chile, 65 · 1201-G
20031-912 · Rio de Janeiro · RJ
Tel.: 21 2534-0439 · Fax: 21 2534-1080

PETROBRAS INTERNACIONAL S.A.
(BRASPETRO)
Av. República do Chile, 65 · 23° andar
20031-912 · Rio de Janeiro · RJ
Tel.: 21 2534-2060 · Fax: 21 2534-1211

PETROBRAS INTERNATIONAL COMPANY
(PIFCO)
Av. República do Chile, 65 · 3° andar ·
sala 302 D · 20031-912 · Rio de Janeiro · RJ
Tel: 21 2534-1400 · Fax: 21 2534-2218

PETROBRAS QUÍMICA S.A.
(PETROQUISA)
Av. República do Chile, 65, 9° andar
20031-912 · Rio de Janeiro · RJ
Tel.: 21 2534-4563 · Fax: 21 2262-4728

PETROBRAS TRANSPORTE S.A.
(TRANSPETRO)
Av. Presidente Vargas, 328, 10° andar
20091-060 · Rio de Janeiro · RJ
Tel.: 21 3211-9000 · Fax: 21 3211-9121

NOTE TO THE READER

This document contains forecasts of future events. Such forecasts merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein. The Company is under no obligation to update such forecasts in the light of new information or future developments.

The chapter dealing with business performance and the amounts and analyses it contains are in accordance with Brazilian corporation law (Brazilian GAAP).

# readers' opinions

We at Petrobras look on the Annual Report as our most important publication. It is dedicated to our shareholders, investors, customers, suppliers, government and civil bodies, and all sections of the interested public with whom we have a relationship. We publish our financial statements in it along with details of our investments in different areas, as well as our goals and commitments and, most important of all, we show society what we have achieved during the year.

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*Coordination*
Relacionamento com Investidores

*Consultancy*
Thomson Financial

*Text*
Editora Contadino | Christina Brentano

*Translation*
Gervase Shorter

*Graphic Design*
Matiz Design

*Photographs*
Antonio Batalha, Bruno Veiga, Felipe Goifman, Geraldo Falcão, José Caldas, Juarez Cavalcanti, J. Valpereiro, Luiz Claudio Marigo, Marcia Krauz, Petrobras' Image Bank, Rogerio Reis, Tamar Project' Image bank

*Publicity agency*
Rede Interamericana de Comunicação S.A.

*Printed by*
Editora Gráficos Burti

*Acknowledgment*
Álvaro Alves Teixeira, Eduardo Rappel, Kurt Schneiber, Ozires Silva, Roberto Munõz e Segen Estefen


financial analysis and financial statements 2001
energy for the sustainable human development

# Financial Analysis and Financial Statements

*At December 31, 2001 and 2000*

According to accounting principles generally accepted in Brazil

(A free translation of the original report in portuguese)

PETROBRAS

## Financial highlights (1)

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 31.12.2001 | 31.12.2000 | 31.12.2001 | 31.12.2000 |
| **Gross operating revenue** (R$ millions) | 79.906 | 64.262 | 68.342 | 57.196 |
| **Net operating revenue** (R$ millions) | 57.512 | 49.782 | 49.093 | 44.628 |
| **Results:** | | | | |
| Company's own activities | 9.669 | 9.685 | 7.763 | 8.907 |
| Subsidiary and affiliated companies | 198 | 257 | 2.531 | 1.252 |
| **Net income** (R$ millions) | 9.867 | 9.942 | 10.294 | 10.159 |
| **Stockholders' equity** (R$ millions) | 28.967 | 24.946 | 29.711 | 25.259 |
| **Permanent assets** (R$ millions) (2) | 29.538 | 26.009 | 27.503 | 26.743 |
| **Equity to debt ratio** (3) | 45/55 | 42/58 | 48/52 | 43/57 |
| **EBITDA** (R$ millions) (4) | 17.250 | 18.270 | 14.577 | 16.527 |

Notes:

(1) *The figures in Reais (R$) in this financial analysis were prepared in accordance with accounting principles prescribed by Brazilian Corporate Law and the regulations established by the Brazilian Securities Commission - CVM.*

(2) *Includes "investments in subsidiaries, affiliated companies and others", "property, plant and equipment" and "deferred charges".*

(3) *Includes indebtedness contracted by the Special-purpose Companies with which Petrobras structured projects using "Project Finance".*

(4) *Earnings before income tax and social contribution, minority interest, financial income, financial expenses, monetary and exchange variation on monetary assets and liabilities, net, equity adjustment, and depreciation, amortization and abandonment cost.*

## 1 Consolidated gross operating revenue

Consolidated gross operating revenue for the year ended December 31, 2001 amounted to R$ 79.906 million, a growth of 24% compared to 2000, as shown below:

| | | | | In millions of reais |
|---|---|---|---|---|
| | 2001 | % | 2000 | % |
| Petrobras (Parent company) | 68.342 | 85.5 | 57.196 | 89.0 |
| Distribuidora – BR | 19.955 | 25.0 | 15.459 | 24.0 |
| Braspetro and Subsidiaries | 11.762 | 14.7 | 12.311 | 19.2 |
| Gaspetro and Subsidiaries | 391 | 0.5 | 229 | 0.4 |
| Transpetro and Subsidiary | 1.226 | 1.5 | 571 | 0.9 |
| Pifco and Subsidiaries | 14.552 | 18.2 | 12.096 | 18.8 |
| Downstream and Subsidiaries | 4.463 | 5.6 | | |
| Intercompany sales | (40.785) | (51.0) | (33.600) | (52.3) |
| | 79.906 | 100.0 | 64.262 | 100.0 |

Petrobras sales of products and services to its subsidiaries and affiliates represent around 28% of the Company's gross operating revenue, with the emphasis on transactions with BR which amount to 21% of the total (20% in 2000).

### Revenue - Parent company

As part of the deregulation process of the Brazilian oil and gas industry, on January 4, 2001 the Federal Government announced that the billing prices of diesel oil, gasoline and liquefied petroleum gas (LPG) would be established quarterly in accordance with a restatement index (IR) calculated based on a formula reflecting the real/dollar exchange variations and the price of Brent crude oil during the prior quarter. However if the IR were to be positive, the Federal Government could grant lower increases in the price of the oil products. On the other hand, if the IR were to be negative, the Federal Government could only grant lower reductions in the price of the oil products if the average PPE for the said oil products had been negative during the prior quarter. In accordance with this new methodology, the Company's billing prices for gasoline and diesel oil were reduced by 5.51% and 3.63% respectively as from April 6, 2001. On July 6, 2001, the selling prices of gasoline, diesel oil and LPG were increased by 10.42%, 8.27% and 4.34% respectively, and the products were increased again by 4.08% on October 5, 2001.

## Deductions

The sales deductions make up the gross consolidated billing amounted to R$ 22.394 million, an increase of 55% in relation to the previous year.

These deductions basically comprised the following:

| Deductions | R$ Millions |
|---|---|
| ICMS – Value-added Tax on Sales and Services | 11.944 |
| PPE – Parcela de Preços Específica (Specific Parcel Price) | 2.246 |
| PASEP – Public Service Employees Savings Program | 1.370 |
| COFINS – Tax for Social Security Financing | 6.317 |

The PPE was generated by the sale price of controlled oil products (aviation kerosene until August, 31, 2001, fuel oils until October, 31, 2001, and gasoline, diesel and LPG until December, 31, 2001) and represents the difference between the value of the invoicing of these products at the refineries (net of ICMS and other sales deductions), and their respective realization prices, which are affected by changes in the international market prices for oil products and, also, changes in the exchange rate.

The collection of PPE was R$ 2.246 million during the 2001 financial year, as a result of the new billing price policy established by the Federal Government and the effects caused by reductions in the price of oils and oil products on the international market, partially offset by an increase in exchange rate.

## Net revenue

After deducting taxes and other charges on revenue, net consolidated sales amounted to R$ 57.512 million in 2001 (R$ 49.782 million in 2000), as shown below:

| | In millions of reais | | | |
|---|---|---|---|---|
| | 2001 | % | 2000 | % |
| Petrobras (Parent company) | 49.093 | 85.4 | 44.628 | 89.6 |
| Distribuidora BR | 16.120 | 28.0 | 12.233 | 24.6 |
| Braspetro and Subsidiaries | 11.237 | 19.5 | 11.727 | 23.6 |
| Gaspetro and Subsidiaries | 343 | 0.6 | 202 | 0.4 |
| Transpetro and Subsidiary | 1.148 | 2.0 | 550 | 1.1 |
| Pifco and Subsidiaries | 14.552 | 25.3 | 12.096 | 24.3 |
| Dowstream and Subsidiaries | 3.007 | 5.2 | | |
| Intercompany sales | (37.988) | (66.0) | (31.654) | (63.6) |
| | 57.512 | 100.0 | 49.782 | 100.0 |

Net operating revenue for oil products in the domestic market is affected by the international market and, therefore, takes into account variations in the U.S. dollar rate and changes in the international prices of oil products.

The main components of Petrobras (Parent company) net operating revenue are shown below:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| Net Operating Revenue | 1000 m$^3$ | R$ Millions | 1000 m3 | R$ Millions |
| | (Unaudited) | | (Unaudited) | |
| **Domestic market** | | | | |
| Diesel oil | 34.068 | 16.489 | 35.204 | 15.038 |
| Gasoline | 14.874 | 7.993 | 16.925 | 8.214 |
| Fuel oils | 8.651 | 2.486 | 10.116 | 2.502 |
| Naphtha | 11.722 | 4.170 | 13.980 | 5.002 |
| LPG | 12.370 | 4.940 | 12.870 | 4.435 |
| Other | 10.488 | 4.711 | 10.551 | 3.961 |
| Total oil products | 92.173 | 40.789 | 99.646 | 39.152 |
| Natural gas | 7.750 | 1.596 | 6.031 | 967 |
| Hydrated alcohol | 119 | 63 | 649 | 298 |
| Other products | 3.565 | 910 | 1.749 | 316 |
| | 103.607 | 43.358 | 108.075 | 40.733 |
| **Foreign market** | 17.447 | 5.514 | 11.711 | 3.810 |
| **Services** | | 221 | | 85 |
| | 121.054 | 49.093 | 119.786 | 44.628 |

There was a growth of 6% in Petrobras (Parent company) net operating revenue on the domestic market in 2001 compared with the previous year.

Petrobras (Parent company) domestic sales volume in 2001 decrease 4.13% in relation to 2000.

Exports by Petrobras in 2001 reached R$ 5.514 million, 44.72% higher than exports achieved in 2000 (R$ 3.810 million). The result achieved basically reflects the increased exports of gasoline, as a function of reduced sales on the domestic market, together with an increase in sulfur-free petroleum as a result of the increased production of the Marlim field.

## 2 Financial expenses and income

Net financial expenses and income totaled R$ 1.343 million - Consolidated and R$ 512 million - Parent company, (R$ 1.117 million and R$ 1.030 million in 2000, respectively). The consolidated financial expense increased as a result of devaluation of the real against the US dollar (18.67% in 2001 and 9.3% in 2000), despite the increase in cash levels and a reduction in indebtedness "on balance". The improvement in the Parent company when compared to 2000 is a result of funds raised through the subsidiary PIFCo.

Petrobras and its subsidiaries have close commercial and financial ties with the international market, involving foreign currency operations that suffered from the impact of devaluation of the real, fully recognized under income for the financial year.

## 3 Exploratory costs for the extraction of crude oil and gas / research and technological development

The costs of geological and geophysical activities and those of the exploration of dry wells and those on unproven reserves, in 2001, amounted to R$ 1.076 million - Consolidated (R$ 1.088 million in 2000) and R$ 877 million - Parent company (R$ 1.004 million in 2000) and are recorded in net income for the year.

The consolidated cost of research and technological development, included in net income for the year, was R$ 310 million (R$ 263 million in 2000) and Parent company - R$ 309 million (R$ 262 million in 2000).

## 4 Provision for doubtful accounts

In the construction/conversion of vessels into "FPSO - Floating Production, Storage and Offloading" and "FSO - Floating, Storage and Offloading", bearing in mind the contractual default of the constructors, Brasoil contributed financial resources to the amount of R$ 1.234 million on behalf of the constructors directly to the suppliers and subcontractors, to avoid further delays in the construction/conversion, and consequent losses to Brasoil.

Based on opinions from the legal advisers of Brasoil, these expenses can be reimbursed, since they represent a right of Brasoil with respect to the constructors, for which reason judicial action was filed to obtain financial reimbursement with international courts. However, as a result of the litigious nature of the assets and the uncertainties as regards the probability of receiving all the amounts disbursed, on a conservative basis Brasoil raised a provision for doubtful accounts for all credits that are not backed by collateral, to the amount of R$ 1.009 million, classified under other net operating expenses in the consolidated Income Statement.

## 5 Sale of platforms

In the 2001 financial year, Petrobras recorded a gain of R$ 831 million on the sale of platforms held by subsidiaries, classified under other non-operating revenue (expense) in the consolidated Income Statement.

## 6 Employee profit-sharing

In the 2001 financial year, Petrobras recorded provisions for employee profit-sharing (PLR) in the amount of R$ 416 million - Consolidated and R$ 380 million - Parent company, in accordance with the 2001/2002 collective bargaining agreement.

## 7 Income tax/social contribution on income

In the 2001 financial year, income tax and social contribution on income amounted to R$ 3.875 million - Consolidated and R$ 3.404 million - Parent company (R$ 4.361 million and R$ 3.935 million in 2000, respectively). The provision for income tax and social contribution on income of Braspetro and Transpetro in the amount of R$ 231 million, levied on income generated by overseas subsidiaries during the period from 1996 through December 2001, became payable irrespective of the time of financial realization in Brazil, in accordance with Provisional Measure 2158-35 dated August 24, 2001.

## 8 Consolidated income

The consolidated net income, after the elimination of intercompany transactions and segregation of the minority interests in subsidiary and affiliated companies, amounted to R$ 9.867 million (R$ 9.942 million - 2000), as shown below:

| | In millions of reais | |
|---|---|---|
| | **2001** | **2000** |
| **Petróleo Brasileiro S.A. – Petrobras** | 10.294 | 10.159 |
| **Petrobras Química S.A. – Petroquisa** | 631 | 464 |
| **Petrobras Distribuidora S.A. – BR** | 374 | 278 |
| **Petrobras Gás S.A. – Gaspetro – Consolidated** | | |
| Petrobras Gás S.A. – Gaspetro | 62 | (20) |
| Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. – Tbg | (739) | (532) |
| Serviços de Telecomunicações S.A. - Dataflux | | |
| Eliminations and adjustments | 358 | 325 |
| | (319) | (227) |
| **Downstream Participações S.A. – Consolidated** | | |
| Downstream Participações S.A. | 190 | |
| Alberto Pasqualini S.A. – Refap | 191 | |
| 5283 Participações Ltda. | (790) | |
| Eliminations and adjustments | 599 | |
| | 190 | |
| **Petrobras Transporte S.A. – Transpetro – Consolidated** | | |
| Petrobras Transporte S.A. – Transpetro | 287 | 101 |
| Fronape International Company – Fic | (1) | 1 |
| Eliminations and adjustments | 1 | (1) |
| | 287 | 101 |
| **Petrobras International Finance Company – Pifco – Consolidated** | | |
| Petrobras International Finance Company – Pifco | 54 | 19 |
| Petrobras Netherlands B.v. | | |
| Petrobras Europe Limited. | | |
| Petrobras Finance Ltd. | | |
| Eliminations and adjustments | (19) | |
| | 35 | 19 |
| **Petrobras Internacional S.A. – Braspetro – Consolidated** | | |
| Petrobras Internacional S.A. – Braspetro | 1.216 | 488 |
| Braspetro Oil Services Company – Brasoil – Consolidated | 983 | 252 |
| Petrobras America Inc. | 68 | 80 |
| Braspetro Oil Company – Boc – Consolidated | (39) | (46) |
| Eliminations and adjustments | (1.012) | (286) |
| | 1.216 | 488 |
| **Less: Eliminations and adjustments** | (2.479) | (1.262) |
| **Minority interests** | (362) | (78) |
| | 9.867 | 9.942 |

## (a) Equity method

The subsidiaries generated profits of R$ 2.274 million (equity method) for Petrobras (parent company) in 2001.

| | In millions of reais | |
|---|---|---|
| **Subsidiary** | **2001** | **2000** |
| BR | 186 | 204 |
| Petroquisa | 625 | 459 |
| Braspetro | 1.152 | 488 |
| Gaspetro | 62 | (20) |
| Transpetro | 260 | 102 |
| Pifco | 57 | 19 |
| Downstream | 189 | |
| 5283 Participações | (257) | |
| | 2.274 | 1.252 |

## (b) Results of the Subsidiaries

**Significant information regarding the results of the subsidiaries:**

- **Petroquisa** – The net income of Petroquisa was R$ 631 million (R$ 464 million in 2000), and includes pre-tax financial income on National Treasury Notes - series P (NTN-P) to the amount of R$ 256 million (R$ 275 million in 2000), plus equity gains on affiliated companies amounting to R$ 93 million, which reflects the performance of the petrochemical complexes, which were affected by the consequences of the currency devaluation on the indebtedness of the companies and reductions in their contribution margins. It also includes an extraordinary gain of R$ 151 million resulting from a reversal of the provision for taxes recorded on a conservative basis during prior periods, by the realization of a revaluation reserve referring to subsidiaries and affiliates at the time when they were divested as part of the National Privatization Program - PND. The provisioning of interest on capital led to tax savings amounting to R$ 89 million.

- **BR** – The net income of BR was R$ 374 million (R$ 278 million in 2000), principally as a result of increases in fuel billing prices associated with the positive consequences of government measures regulating the distribution market as from July 2000, an increase in the sales volume by 3.2% in relation to 2000, as a result of the increased demand for fuel and regulations issued by ANP stipulating penalties for gas stations that fail to sell products from distributors under whose brand they operate, a provision of R$ 22 million for employee profit-sharing and the tax benefit amounting to R$ 21 million generated by the provision for interest on capital during the financial year. The BR market share of the fuel distribution market reached 32.8% in 2001 (32% in 2000).

- **Transpetro** – The consolidated net income was R$ 287 million (R$ 101 million in 2000), derived from the operation of 63 vessels: 30 Transpetro vessels and 33 vessels received on a bare-boat basis (30 from Petrobras and 3 from Brasoil). Of the 30 vessels owned by Transpetro, 8 were incorporated on December 17, 2001 by a capital contribution made by Petrobras.

- **Gaspetro** – The consolidated loss in 2001 was R$ 319 million (R$ 227 million in 2000), principally derived from the currency devaluation of 18.67% during the period, which generated expenses with exchange variations on indebtedness to an amount of R$ 195 million.

- **Braspetro** – Consolidated net income was R$ 1.216 million (R$ 488 million in 2000), principally derived from the following extraordinary items: sale of a stockholding in a subsidiary company to an amount equivalent to R$ 228 million, revision of the charter rates for platforms leased to Petrobras, generating an extemporaneous income of R$ 539 million, reimbursement of the insurance for the claim relating to the P-36 platform to the amount of R$ 397 million, the disposal of oil and gas production platforms, which generated a profit of R$ 749 million and recognition on a conservative basis of a provision for doubtful accounts to the amount of R$ 1.009 million related with amounts receivable on account of advances made during the construction phase of the platforms P-36, P-37, P-38 and P-40.

- **Pifco** – Consolidated net income was R$ 35 million (R$ 19 million in 2000), derived principally from the gain obtained on the sale of the platform P-47 to the amount of R$ 82 million, and income generated by commercial operations abroad to the amount of R$ 16 million, offset by financial expenses resulting from loans and financing.

- **Downstream** – The net income consolidated was R$ 190 million and reflects the earnings of its controlled company Refap S.A. On December, 2001, Downstream acquired 67.5% of 5283 Participações Ltda., which owns 99.6% of the Argentine company EG-3 S.A..

### (c) Highlights of consolidated income

*In computing consolidated income, the following facts should be highlighted:*

- ☐ The gross margin reached 39% (42% in 2000). This performance principally reflects the behavior of realization prices of basic oil products in Brazil (average of R$ 70.91 per bbl in 2001), parameterized to international market quotations, leading to net operating revenues of R$ 57.512 million (R$ 49.782 million in 2000), combined with a higher participation of domestic petroleum in the production of oil products in Brazil. In relation to the 2000 financial year, these factors were insufficient to neutralize the impact of the increased cost of oil and oil products imports, the share of third parties in joint-ventures and government participations in the cost of sales, principally as a function of the appreciation of the dollar in relation to the real (18.67% in 2001 and 9.30% in 2000);
- ☐ Government participations totaled R$ 4.434 million, showing an increase of R$ 1.187 million (37%) in relation to the 2000 financial year (R$ 3.247 million), as a result of the increase in oil and gas production, devaluation of the real against the US dollar and reclassification of the Marlim and Albacora fields in the Special Participation (ANP Administrative Rule 10/98) Calculation Tables, which generated an increase in the calculation of government participations;
- ☐ Recognition of extraordinary expenses to the amount of R$ 969 million due to adjustments recommended to the Company by the Interministerial Workgroup that performed the audit on the Petroleum and Alcohol accounts;
- ☐ Provision of R$ 416 million for employees' participation in the income/results in the year ended 2001;
- ☐ Net loss in the write-off of assets (assets and deferred expenses) related with the accident to the P-36 Platform amounting to R$ 286 million;
- ☐ Provision for doubtful accounts to the amount of R$ 1.009 million as a result of advances to third parties during the construction phase of oil platforms;
- ☐ Gain of R$ 831 million on the disposal of oil and gas production platforms;
- ☐ Gain on the sale of an international subsidiary in the amount of R$ 228 million (US$ 85 million); and
- ☐ Tax savings (income tax and social contribution on income) in the amount of R$ 735 million derived from provisioning stockholders' remuneration as interest on capital.

## 9 Petroleum and Alcohol accounts

### Realization of account balance

The balance of the Petroleum and Alcohol accounts as of December 31, 2001 signified that Petrobras had a total credit with the federal government of R$ 187 million, representing a reduction of R$ 2.764 million in relation to December 31, 2000, due to the surplus of the PPE amounting to R$ 2.246 million, plus adjustments recognized by the Company and found by the Interministerial Workgroup set up to certify the accuracy of the debit balance of the Petroleum and Alcohol accounts, to the amount of R$ 969 million.

Surplus PPE revenues reflected the price increases in sales and the 17% reduction in the average value of realization prices of controlled products (R$ 79,62 / bbl - 2000 and R$ 66,00/bbl - 2001), which is the result of lower prices for oil products in the international market, despite of the devaluation of the real against the US dollar.

### Interministerial Workgroup

In December of 2001, the final report on the audit performed by the Workgroup constituted by Interministerial Administrative Rule No 336 of September 22, 1999 to certify the regularity and accuracy of the Petroleum and Alcohol accounts debit balance for the period from April 1, 1992 to June 30, 1998 was submitted to the Company. Part of the certification was concluded in 2000, resulting in a reduction in the Petroleum and Alcohol accounts balance during the financial year of R$ 210 million.

In 2001, the adjustments found by the Interministerial Workgroup resulted in a reduction of R$ 969 million, and refer to regularization of procedures adopted to compute the result of alcohol sales and incorrect reimbursements, principally due to the movement of oil products and alcohols by sea, pipeline, railroad and road, plus port expenses, together with the disallowance of the credit adopted in calculating the financial remuneration of the Petroleum and Alcohol accounts for the period from September 1994 through June 1996, to the amount of R$ 544 million.

The loss resulting from the amount disallowed referring to the criterion adopted to calculate the financial remuneration on the Petroleum and Alcohol accounts was compensated by a gain (R$ 665 million monetarily restated until December, 31, 2001), resulting from an increase in the face value of notes received in swap operation with the National Treasury, and therefore there was no net effect on income for the period.

| | In millions of reais | |
|---|---|---|
| **Changes in Petroleum and Alcohol accounts** | **2001** | **2000** |
| **Balance at January 1** | 2.951 | 2.419 |
| Receipts from PPE | (2.246) | 533 |
| Reimbursement to the third parties | 151 | 35 |
| Reimbursement to Petrobras | 262 | 110 |
| Financial charges | 38 | 64 |
| Regularizations - GTI* | (969) | (210) |
| **Balance at December 31** | 187 | 2.951 |

** Interministerial Workgroup.*

## Accounts settlement with the Federal Government

As of December 31, 2001, the balance of the National Treasury Notes - Series H (NTN-H) issued in favor of Petrobras for the purpose of guaranteeing payment of the debit balance of the Petroleum and Alcohol accounts totaled R$ 213 million. The Federal Government may, at its own discretion and based on realization of the balance of these accounts and after authorization by Petrobras, fully or partially cancel the notes in advance. Up to December 31, 2001, 5,634 thousand NTN-H had already been cancelled. The NTN-H mature on June 30, 2003 and the Company is not currently entitled to any other usage, redemption or transfer rights on the NTN-H.

The result of the audit to certify the regularity and accurateness of the Petroleum and Alcohol accounts debit balance for the period from July 1, 1998 to December 31, 2001, to be performed by the National Petroleum Agency - ANP, will enable the accounts settlement with the Federal Government to be concluded, which should be formalized by means of an Acknowledgement of Indebtedness to be signed by June 30, 2002, which may be extended to December 31, 2002, in accordance with Provisional Measure No. 18 of December 28, 2001.

## Liberation of the fuel market in Brazil

In accordance with Laws No 9478 (Petroleum Law) and No 9990, dated August 6, 1997 and July 21, 2000 respectively, the fuel market in Brazil was totally liberated as from January 1, 2002.

As a result Petrobras is no longer obliged to charge the prices established by the federal government on the sale of oil products and the realization value will no longer be established based on a formula parameterized to the international market. As a consequence the PPE was extinguished.

By means of Law 10336 dated December 19, 2001, the Contribution for Intervention in an Economic Domain-CIDE was introduced, levied on the import and sale of fuel, the value of which is established in Reais, by the measurement unit of each product.

Considering the liberation of the market and current legislation, as from January 1, 2002, the Petroleum and Alcohol accounts will no longer be used to reimburse expenses related with the supply of oil products and alcohol to Petrobras and third parties.

As from December 31, 2001, management of the programs and operations related with alcohol, approved by the Interministerial Sugar and Alcohol Council, together with the administration of the portion of funds necessary for financial support, will become the responsibility of the Ministry of Agriculture and Supply, according to Decrees 3890 of August 17, 2001 and 4030 of November 23, 2001.

In accordance with Administrative Rule No 301 of December 18, 2001, Petrobras is authorized to export from the state where it is located or mix with automotive gasolines, the portion of alcohol fuel stocks held by the company whose acquisition was not derived from rulings by the Interministerial Sugar and Alcohol Council - CIMA. However it may not record any cost or expense of any nature related with maintaining regulatory stocks of fuel alcohol, both anhydrous and hydrated.

## 10 Bond swap with the Treasury

On December 28, 2001, a contract was entered into with the federal government to exchange National Treasury Notes - Series P (NTN-P), received by the Company and subsidiaries during the denationalization process of stockholdings, for National Treasury Notes - Series B (NTN-B).

The NTN-P of other subsidiaries, in the amount of R$ 7.505, were transferred at par to Petrobras in the form of dividend payments, interest on capital, loans and other financial liabilities. Also on December 28, 2001, in accordance with a contract signed between Petrobras and Petros, the rights on the NTN-B notes were transferred to Petros in full payment of the debt related with the Pre-70 Group, on the amount of R$ 5.637 million and was formalized by means of a contract between the parties, stipulating holding the notes in the Petros portfolio until the maturity dates.

The balance of NTN-B, amounting to R$ 2.544 million, was transfered to Petros as an advance to cover the incentives given to participants of the PETROS plan to migrate to the PETROBRAS VIDA plan, including the amount of R$ 665 million, which as of December 31, 2001 represented a compensation for the disallowance made during the audit procedures of the Petroleum and Alcohol Accounts by the Interministerial Workgroup.

## 11 Inventories

The consolidated inventories of alcohol, raw materials and oil products were 4% lower than at December 31, 2000, whereas there was a 10% decrease in inventory balances in the parent company, due mainly to the increase in the prices of oil and oil products on the international market.

| | In millions of reais | |
|---|---|---|
| | Consolidated | Parent company |
| Raw material | 1.646 | 1.461 |
| Oil products | 2.794 | 2.324 |
| Alcohol | 432 | 363 |
| | 4.872 | 4.148 |

## 12 Asset swap - Petrobras and Repsol-YPF

On December 17, 2001, the Final Agreement for the Asset Swap between Petrobras and Repsol-YPF was signed.

In order to make the swap viable, Petrobras transferred the assets of the Alberto Pasqualini Refinery to the subsidiary Refap S.A. as a capital contribution on January 2, 2001 and on February 5, 2001 its shares in the capital of Refap S.A. to its subsidiary Downstream Participações S.A., which transferred 30% of its shares in the capital of Refap S.A. to its subsidiary Refisol S.A on February 6, 2001.

Under the agreement Petrobras and Downstream received 100% (32.5% and 67.5% respectively) of the quotas in the company 5283 Participações Ltda, the owner of 99.6% of the stock of the oil company EG-3 in Argentina, and in exchange assigned the following assets to Repsol-YPF:

- 30% of the stock of Alberto Pasqualini - Refap S.A., owner of the Alberto Pasqualini Refinery, by transferring 100% of the equity participation held by Refisol S.A..
- 100% of the subsidiary of BR, Postos S.A., holder of the contractual rights to supply fuel to 234 gas stations in the Midwest, Southern and Southeastern regions, in addition to associated assets assigned to the gas stations.
- 10% of the concession rights for exploration of the Albacora Leste Field, located in the Campos Basin.

Petrobras reimbursed BR for the market value of the contractual rights to supply fuel included in the swap, valued at US$ 60 million (R$ 141 million), and received from BR a stockholding of 12.3% of the stock of 5283 Pariticipações Ltda.

The book value of the assets transferred to Repsol-YPF by means of the asset swap was R$ 147 million. The value of the stockholders' equity of 5283 Participações as of November 30, 2001, according to the Company's financial statements for that date and used for posting the acquisition, was equivalent to R$ 1.416 million.

The discount calculated to an amount of R$ 1.269 million was based on expected future earnings of the company EG-3, by means of an economic valuation that considered the potential effects that could result from the economic situation of Argentina. The same valuation indicates an overvaluation of the book equity of EG-3, and as a result of its subsidiary 5283 Participações, also indicates a balance between the economic values of the assets swapped between the companies involved, bearing in mind the existence of contractual coverage which preserves margins and monetary assets and liabilities for up to eight years, ensuring that the swap remains economically and financially balanced under the agreed terms.

The investment in 5283 Participações was calculated using the equity method as of December 31, 2001, reflecting the income of R$ 2.465 thousand recorded by EG-3 in December, in addition to the exchange loss recognized on the stockholders' equity of EG-3 amounting to R$ 792 million, as a result of the devaluation of the peso against the real (equivalent to the quotation $1.70 equal to US$ 1.00) which, since it was foreseen in the swap negotiations, was compensated by amortization of the discount, and did not produce any effects on the Petrobras income for the period.

## 13 Indebtedness

On December 31, 2001, indebtedness for local and foreign loans and financing totaled R$ 26.761 million Consolidated (R$ 15.574 million for the Parent company), as shown below:

| | | | | In millions of reais |
|---|---|---|---|---|
| | Consolidated | | Parent company | |
| | 2001 | 2000 | 2001 | 2000 |
| Current | 8.520 | 9.188 | 4.927 | 7.133 |
| Long-term | 18.241 | 12.211 | 10.647 | 9.555 |
| | 26.761 | 21.399 | 15.574 | 16.688 |
| (–) Cash and cash equivalents | 17.108 | 11.391 | 15.106 | 10.174 |
| Net indebtedness (1) | 9.653 | 10.008 | 468 | 6.514 |

(1) *Includes indebtedness contracted by the Special-purpose Companies with which Petrobras structured projects using "Project Finance".*

The consolidated net debt at December 31, 2001 dropped by 4% compared with December 31, 2000 (93% - Parent company), as a consequence of improved cash generation and efforts made by the Company to extend the profile of its indebtedness, contracting long-term operations and simultaneously settling short-term operations.

The consolidated capitalization indicator showed the use of 45% of own capital and 55% of third-party capital in its business (48/52 - Parent company). At December 31, 2000, the ratio was 42/58 and 43/57, respectively.

## 14 Taxes and contributions

The Company's contributions, measured in terms of payments of taxes, dues and social contributions in 2001, increased by 39% in relation to 2000.

| | | | In millions of reais |
|---|---|---|---|
| | 2001 | 2000 | Δ % |
| **Economic contribution – Brazil** | | | |
| ICMS | 10.284 | 7.489 | 37 |
| PASEP/COFINS | 7.989 | 4.179 | 91 |
| Income tax and social contribution | 2.343 | 2.700 | (13) |
| Import duty | 3 | 342 | (99) |
| Others | 456 | 338 | 35 |
| **Economic contribution - Foreign** | 570 | 520 | 10 |
| **Total** | 21.645 | 15.568 | 39 |

## 15 Government participations

The increase in government participations during 2001, as compared to 2000, reflects growth in domestic production and the effect of the Real/US dollar foreign exchange rate on the reference prices for domestic oil. Highly productive fields ( Marlim, Albacora, Leste do Urucu, Rio Urucu, Canto do Amaro and Roncador) are subject to special government participation, the cost of which is a function of increased production from these fields and the increase in the reference price of oil lifted. Similarly, royalties have grown proportionately to increased production volumes and changes in oil prices.

| | | | In millions of reais |
|---|---|---|---|
| | **2001** | **2000** | **Δ %** |
| Royalties | 2.301 | 1.977 | 16 |
| Special participation | 1.799 | 1.039 | 73 |
| Signature bonus | 263 | 165 | 59 |
| Retention of areas | 71 | 66 | 8 |
| **Total** | 4.434 | 3.247 | 37 |

## 16 Capital expenditures

On the domestic market, Petrobras continues to invest primarily in the development of its oil production capacity, through its own investments and by setting up partnership ventures.

Of the Company's own capital in 2001, 68% was invested in exploration and production development activities. Investments of R$ 1.885 million were made in the Campos Basin alone.

| | | | | In millions of reais |
|---|---|---|---|---|
| | **Consolidated** | | **Parent company** | |
| **Activities** | **2001** | **2000** | **2001** | **2000** |
| **Domestic market** | | | | |
| Exploration and production development | 4.935 | 3.929 | 4.346 | 3.827 |
| Refining | 886 | 696 | 753 | 696 |
| Transport | 323 | 383 | 334 | 173 |
| Gas and Energy | 374 | 255 | 315 | 45 |
| Other | 780 | 276 | 673 | 352 |
| | 7.298 | 5.539 | 6.421 | 5.093 |
| **Ventures under negotiation** | 111 | 144 | 111 | 144 |
| **Structured projects** | | | | |
| Albacora | 148 | 196 | 148 | 196 |
| Espadarte/Marimbá/Voador | 367 | 398 | 367 | 398 |
| Pargo/Cherne/Garoupa/Carapeba(PCGC) | 73 | | 73 | |
| Cabiunas | 104 | 152 | 104 | 152 |
| Other | 112 | | 112 | |
| Cia. Petrolifera Marlim | 554 | 579 | 554 | 579 |
| | 1.358 | 1.325 | 1.358 | 1.325 |
| Total in Brazil | 8.767 | 7.008 | 7.890 | 6.562 |
| **International market** | | | | |
| Exploration and production development | 852 | 459 | | |
| Refining | 22 | 123 | | |
| Gas and Energy | 297 | | | |
| Other | 5 | | | |
| **Total investments** | 9.943 | 7.590 | 7.890 | 6.562 |

- Petrobras, through Petroquisa, has a 16.7% interest in the capital of Rio Polímeros S.A., the company conducting the project called the Rio de Janeiro Gas Chemical Complex. The remaining stock is held by BNDESPAR with 16.7%, Suzano with 33.3% and Unipar with 33.3%. The overall investment is estimated at US$ 1 billion, of which 40% equity and 60% financed, and operation start-up is planned for the second half of 2004. The principal contracts to enable the funding necessary to implement the project (foreign and domestic) were signed on October 26, 2001. Of the total financed, R$ 300 million will be obtained from the BNDES and US$ 300 million from the US Eximbank and the Italian development agency Sace.
- In line with its objectives to increase production, the Company signed 59 Consortiums (Joint-Ventures) to develop areas in which Petrobras had already made commercial discoveries and to make future investments in exploration. Of the total, 16 Blocks were returned to the National Petroleum Agency. Subsequently the analysis periods for 3 Blocks were extended on an exceptional basis by the Agency. Currently 46 joint-ventures are underway with planned investments of around US$ 5,316 million.

# Consolidated income and net income and assets per business segment

## (a) Statement of income [1]:

| | E & P | Suplies | G & E | Distribution | International | Corporate | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | In millions of reais - 2001 |
| **Net operating revenue** | 23.637 | 50.803 | 1.957 | 16.278 | 2.123 | | (37.286) | 57.512 |
| Intersegment | 22.915 | 13.473 | 413 | 235 | 250 | | (37.286) | |
| Third parties | 722 | 37.330 | 1.544 | 16.043 | 1.873 | | | 57.512 |
| Cost of products and services sold | (12.341) | (41.208) | (1.698) | (14.803) | (1.616) | | 36.810 | (34.856) |
| Exploratory costs for the extraction of crude oil and gas | (877) | | | | (199) | | | (1.076) |
| **Operational income (loss)** | 8.756 | 7.599 | 90 | 419 | 167 | (2.755) | (476) | 13.800 |
| Financial expenses, net | (646) | (322) | (751) | (7) | (5) | 380 | 7 | (1.344) |
| Income tax and social contribution | (2.798) | (2.435) | (21) | (179) | (93) | 1.470 | 181 | (3.875) |
| **Net income (loss)** | 6.118 | 4.931 | (327) | 272 | 73 | (778) | (422) | 9.867 |

*(1) Highlights of the Statement of income.*

## (b) Amount of the consolidated assets at December 31, 2001

| **Business segment** | **In millions of reais** |
|---|---|
| Exploration and production - Brazil [1] | 19.948 |
| Suppliers | 19.206 |
| G & E | 6.219 |
| Distribution | 3.641 |
| International | 4.770 |
| Corporate [2] | 25.033 |
| Eliminations | (3.658) |
| | 75.159 |

(1) *The assets from Exploration and production - Brazil segment are net of the provision for abandonment of wells in the amount of R$ 3.170 million.*
(2) *The assets from Corporate segment comprise, basically, short-term investments and cash and banks.*

The accounting information per business was prepared based on the assumption of controlability, with a view to attributing to the business segments the items over which these segments have effective control.

The following principal criteria were used to prepare the information on segmentation of the business:

a) Net operating revenues: these were considered to be the revenues from sales to foreign clients, plus billing between the business segments, based on the internal transfer prices established by the areas;

b) The operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;

c) Assets: comprise the assets identified for each segment.

# 18 Stockholders' equity and dividends

a) At December 31, 2001, the Company's paid-up capital in the amount of R$ 13.373 million, consisted of 634,168,418 common shares and 451,935,669 preferred shares, all book shares with no par value.

b) The Federal Government is the principal stockholder of Petrobras, holding 55.7 % of the voting capital. The paid-up capital, represented by all the common and preferred shares, on December 31, 2001, was as follows:

| | Voting capital Common shares % | Non-voting capital Preferred shares % | Total % |
|---|---|---|---|
| Federal Government | 55.7 | | 32.5 |
| BNDESPAR | 2.0 | 16.3 | 7.9 |
| Social Participation Fund - FPS | 0.8 | 0.4 | 0.6 |
| Custody held by stock exchanges | 4.7 | 25.4 | 13.8 |
| Foreign investors | 3.4 | 18.8 | 9.8 |
| ADR Level III | 22.7 | 34.0 | 27.4 |
| Privatization funds | 7.4 | | 4.3 |
| Other | 3.3 | 5.1 | 3.7 |
| **Total** | 100.0 | 100.0 | 100.0 |
| **Total number of shares** | 634,168,418 | 451,935,669 | 1,086,104,087 |

**Petrobras stockholders participation Social Capital – Voting Capital**



Other 3.3%
Privatization funds 7.4%
ADR III 22.7%
Federal Governement 55.7%
Foreign Investors 3.4%
Custody held by stock exchanges 4.7%
FPS 0.8%
BNDESPAR 2.0%


c) Petrobras Level III American Depositary Receipt - ADR program allows the Company's common shares to be traded on the New York Stock Exchange. Each ADR represents 1 common share and was quoted at US$ 23.30 at December 31, 2001.

d) Petrobras Level III American Depositary Receipt - ADR program allows the Company's preferred shares to be traded on the New York Stock Exchange. Each ADR represents 1 preferred share and was quoted at US$ 22.23 on December 31, 2001.

e) The stockholders' equity of Petrobras at December 31, 2001, reached the figure of R$ 29.711 million, equivalent to R$ 27.36 per share. The market quotation of the common shares and preferred shares was, respectively, R$ 52.34 per share and R$ 51.15 per share, at the last quotation for the year ended December 31, 2001 on the São Paulo Stock Exchange (BOVESPA).

f) Stockholders' remuneration

I - Based on the Company's by-laws, the Board of Directors of Petrobras will propose to the Ordinary General Meeting to be held on March 22, 2002 the distribution of dividends for 2001, in the amount of R$ 3.584 million equivalent to 28.30% of the base income for dividend purposes. The dividend is equivalent to R$ 3.30 per share and represents 6.30% and 6.45% (4.6% and 4.9% in 2000) of the market value of the common and preferred shares "dividend yield", respectively. This dividend includes interest on capital in the amount of R$ 2.139 million (R$ 1.97 per share), approved by the Board of Directors on August 3, 2001 and December 20, 2001, and subject to withholding tax of 15%, except for stockholders with immunity or tax exemption.

II – Article 199 of Law No 6404 (Corporate Law) stipulates that the balance of revenue reserves, except for contingencies and unearned income, may not exceed capital stock. When this limit is reached, the Stockholders' General Meeting must make a resolution as regards the investment of the surplus in paying up or increasing capital or the distribution of dividends.

In the 2001 financial statements the Company presented excess revenue reserves compared with paid-up capital, calculated under the terms of article 199 mentioned above, since the paid-up capital stock reached an amount of R$ 13.033 million and the revenue reserves totaled R$ 15.938 million.

As a result of this situation, it is necessary to reduce the level of the revenue reserves, adjusting the capital stock to the level of investments of the Company.

Therefore, a capitalization of part of the revenue reserves, in the amount of R$ 3.259 million, is being proposed to the Extraordinary Stockholders' Meeting, to be held on March 22, 2002, increasing capital from R$ 13.033 million to R$ 16.292 million, without modifying the number of shares.

g) Retention of earnings - The annual investment program for 2002 includes investments of some R$ 11.313 million. As the funds generated by the Company' operations are the main source of financing for its investments, it is necessary to retain earnings in the amount of R$ 6.525 million of which R$ 6.130 million of the net income for 2001, and R$ 395 million of the remaining balance of retained earnings. The Board of Directors will therefore propose to the General Meeting of Stockholders, to be held on March 22, 2002, the retention of earnings of R$ 6.525 million in the stockholders' equity.

# Report of Independent Accountants

*February 4, 2002*

**To the Board of Directors and Stockholders**
**Petróleo Brasileiro S.A. - Petrobras**

1 We have audited the balance sheets of Petróleo Brasileiro S.A. - Petrobras and the consolidated balance sheets of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries at December 31, 2001 and 2000 and the corresponding statements of income, of changes in stockholders' equity and of changes in financial position of Petróleo Brasileiro S.A. - Petrobras, as well as the corresponding consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies; (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion the financial statements audited by us present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries at December 31, 2001 and 2000 and the results of operations, the changes in stockholders' equity and the changes in financial position of Petróleo Brasileiro S.A. - Petrobras as well as the consolidated results of operations and changes in financial position, for the years then ended, in conformity with accounting principles prescribed by Brazilian Corporate Law.

4 Our audit was conducted for the purpose of forming an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flow (consolidated and parent company), of value added (consolidated and parent company) and segmentation of business (consolidated) are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS

**Pricewaterhouse Coopers Auditores Independentes**
CRC-SP-160-S-RJ
**Marcos D. Panassol**
Partner
Accountant CRC-SP-155.975/0-8-S-RJ

## Balance Sheets at December 31, 2001 and 2000

(In thousands of reais)

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| **Assets** | **2001** | **2000** | **2001** | **2000** |
| **Current assets** | | | | |
| Cash and banks | 1.818.037 | 671.160 | 1.368.121 | 265.364 |
| Short-term investments | 15.289.588 | 10.720.258 | 13.738.201 | 9.908.381 |
| | 17.107.625 | 11.391.418 | 15.106.322 | 10.173.745 |
| Accounts receivable: | | | | |
| Customers | 5.112.876 | 3.652.674 | 1.521.153 | 1.870.721 |
| Subsidiary and affiliated companies Mainly for sales (note 7d) | 235.727 | 141.295 | 1.262.002 | 1.499.031 |
| Other accounts receivable | 1.233.124 | 640.498 | 833.757 | 511.472 |
| Allowance for doubtful accounts | (130.224) | (110.921) | (60.391) | (52.189) |
| | 6.451.503 | 4.323.546 | 3.556.521 | 3.829.035 |
| Dividends receivable from subsidiaries (note 7d) | | | 723.667 | 285.298 |
| Inventories (note 4) | 7.165.857 | 6.560.016 | 6.231.071 | 5.780.276 |
| Recoverable taxes | 1.478.163 | 786.451 | 1.014.616 | 553.175 |
| Prepaid expenses | 693.419 | 304.034 | 616.726 | 341.160 |
| Other current assets | 1.036.587 | 991.719 | 458.489 | 394.119 |
| | 33.933.154 | 24.357.184 | 27.707.412 | 21.356.808 |
| **Non-current assets** | | | | |
| Loans receivable | 297.524 | 215.932 | 32.410 | 58.601 |
| Petroleum and Alcohol accounts - STN (note 5) | 187.440 | 2.951.336 | 187.440 | 2.951.336 |
| Marketable securities (note 3) | 706.781 | 7.059.283 | 212.780 | 15.118 |
| Subsidiaries and affiliated companies (note 7d) | 334.588 | 166.126 | 7.699.023 | 9.229.239 |
| Advance for capital increase (note 7d) | 276.995 | 1.678 | 416.172 | 1.678 |
| Ventures under negotiation (note 6a) | 421.416 | 405.563 | 421.416 | 405.563 |
| Reimbursement receivable (note 6b) | 363.702 | 134.610 | 363.702 | 134.610 |
| Advances to suppliers (note 7d) | 866.528 | 739.288 | 866.528 | 739.288 |
| Judicial deposits | 623.959 | 350.005 | 497.661 | 220.793 |
| Investments in privatization process (note 7e) | 477.669 | 497.487 | 2.544 | 2.689 |
| Prepaid expenses (note 8e) | 729.381 | 880.972 | 580.300 | 828.720 |
| Advance to migration - pension plan (note 3) | 2.543.802 | | 2.543.802 | |
| Deferred taxes and social contributions (note 11b) | 2.703.039 | 2.496.183 | 2.021.861 | 1.983.999 |
| Compulsory deposit - ELETROBRAS | 87.074 | 77.524 | 87.074 | 77.524 |
| Other non-current assets | 1.067.072 | 636.887 | 739.390 | 269.744 |
| | 11.686.970 | 16.612.874 | 16.672.103 | 16.918.902 |
| **Permanent assets** | | | | |
| Investments | | | | |
| Subsidiaries and affiliated companies (note 7b and 7e) | 624.302 | 675.881 | 8.463.442 | 9.657.008 |
| Other investments | 733.397 | 170.806 | 30.737 | 42.132 |
| Property, plant and equipment (note 8) | 27.742.308 | 24.647.328 | 18.698.732 | 16.627.853 |
| Deferred charges | 438.465 | 515.063 | 310.392 | 415.784 |
| | 29.538.472 | 26.009.078 | 27.503.303 | 26.742.777 |
| | 75.158.596 | 66.979.136 | 71.882.818 | 65.018.487 |

*The accompanying notes are an integral part of these financial statements.*

| Liabilities and stockholders' equity | Consolidated 2001 | Consolidated 2000 | Parent company 2001 | Parent company 2000 |
|---|---|---|---|---|
| **Current liabilities** | | | | |
| Financing (note 9) | 5.132.491 | 8.082.574 | 1.538.583 | 6.028.482 |
| Suppliers: | | | | |
| Subsidiaries and affiliated companies, mainly for purchase of crude oil and oil products (note 7d) | 36.354 | 30.344 | 11.496.228 | 7.421.968 |
| Suppliers - other | 4.396.646 | 3.908.460 | 2.809.200 | 2.140.683 |
| Taxes and social contributions payable (note 11a) Compulsory loans | 4.858.459 | 3.048.215 | 3.068.295 | 2.832.900 |
| Dividends (note 14d) | 2.557.124 | 2.453.221 | 2.513.255 | 2.432.873 |
| Consortium (note 6c) | 2.164.000 | | 2.164.000 | |
| Pension plan (note 12a) | 271.157 | 888.634 | 235.523 | 888.634 |
| Vacation accrual | 398.472 | 341.549 | 369.917 | 319.835 |
| Other payables | 2.049.455 | 1.388.743 | 1.583.389 | 1.000.635 |
| | 21.864.158 | 20.141.740 | 25.778.390 | 23.066.010 |
| **Non-current liabilities** | | | | |
| Financing (note 9) | 13.702.646 | 9.195.891 | 6.109.007 | 6.540.204 |
| Subsidiaries and affiliated companies (note 7d) | 21.995 | 20.676 | 1.895.929 | 188.940 |
| Deferred taxes and social contributions (note 11b) | 3.282.901 | 4.288.851 | 2.981.830 | 2.614.998 |
| Health care benefits (note 12a) | 2.469.780 | 4.524.995 | 2.234.799 | 4.524.995 |
| Pension plan (note 12b) | 3.270.699 | 2.865.079 | 3.012.241 | 2.655.999 |
| Other payables | 1.058.610 | 717.464 | 160.050 | 168.457 |
| | 23.806.631 | 21.612.956 | 16.393.856 | 16.693.593 |
| **Deferred income** (note 7c) | 478.843 | | | |
| **Minority interest** | 42.461 | 278.801 | | |
| **Stockholders' equity** (note 14) | | | | |
| Capital | 13.372.556 | 13.372.556 | 13.372.556 | 13.372.556 |
| Capital reserves | 296.916 | 72.893 | 296.916 | 72.893 |
| Revaluation reserve | 102.641 | 103.780 | 102.641 | 103.780 |
| Revenue reserves | 15.194.390 | 11.396.410 | 15.938.459 | 11.709.655 |
| | 28.966.503 | 24.945.639 | 29.710.572 | 25.258.884 |
| | 75.158.596 | 66.979.136 | 71.882.818 | 65.018.487 |

## Statements of Income
Years Ended December 31, 2001 and 2000

(In thousands of reais)

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Gross operating revenue** | | | | |
| Sales: | | | | |
| Products | 79.722.808 | 64.134.322 | 68.111.278 | 57.106.701 |
| Services, mainly freight | 183.396 | 127.530 | 230.840 | 89.371 |
| | 79.906.204 | 64.261.852 | 68.342.118 | 57.196.072 |
| Sales deductions | (22.394.611) | (14.479.407) | (19.249.211) | (12.568.415) |
| **Net operating revenue** | 57.511.593 | 49.782.445 | 49.092.907 | 44.627.657 |
| Cost of products and services sold | (34.855.659) | (28.938.308) | (29.613.058) | (25.686.488) |
| **Gross profit** | 22.655.934 | 20.844.137 | 19.479.849 | 18.941.169 |
| **Operating expenses** | | | | |
| Selling | (2.307.093) | (1.570.633) | (1.666.047) | (900.224) |
| Financial: | | | | |
| Expenses | (2.126.598) | (1.718.095) | (1.333.023) | (1.693.408) |
| Income | 2.589.957 | 1.495.412 | 2.429.836 | 1.652.212 |
| Net monetary and exchange adjustments | (2.376.423) | (1.426.345) | (1.608.795) | (989.149) |
| Income on privatization securities - PND | 569.578 | 532.146 | | |
| General and administrative | | | | |
| Directors' fees | (6.003) | (6.597) | (2.419) | (1.832) |
| Administrative | (1.767.034) | (1.161.154) | (1.234.475) | (863.540) |
| Taxes | (689.037) | (441.777) | (531.885) | (343.534) |
| Cost of research and technological development | (310.445) | (263.299) | (308.888) | (261.689) |
| Exploratory costs for the extraction of crude oil and gas (note 8c) | (1.075.572) | (1.088.239) | (876.804) | (1.003.988) |
| Other operating expenses, net (notes 3, 5d, 8e, 12a and 12b) | (2.700.853) | (1.461.132) | (2.540.640) | (1.481.847) |
| | (10.199.523) | (7.109.713) | (7.673.140) | (5.886.999) |
| **Participation in subsidiaries and affiliated companies** (note 7b) | | | | |
| Participation in the stockholders' equity of subsidiaries and affiliated companies | 198.115 | 257.460 | 2.530.681 | 1.252.524 |
| **Operating income** | 12.654.526 | 13.991.884 | 14.337.390 | 14.306.694 |
| **Non-operating income (expenses)** (notes 7h, 8f and 8h) | 1.256.838 | 346.313 | (259.286) | (23.053) |
| **Income before social contributions, income tax, employees' and administrators participation and minority interest** | 13.911.364 | 14.338.197 | 14.078.104 | 14.283.641 |
| Social contribution (note 11b) | (957.478) | (1.140.562) | (913.577) | (1.058.617) |
| Income tax (note 11b) | (2.917.887) | (3.220.979) | (2.490.637) | (2.875.654) |
| **Income before employees' and administrators participation and minority interest** | 10.035.999 | 9.976.656 | 10.673.890 | 10.349.370 |
| Employees' and administrators participation (note 13) | (416.454) | (209.598) | (380.000) | (190.000) |
| **Income before minority interest** | 9.619.545 | 9.767.058 | 10.293.890 | 10.159.370 |
| Minority interest | 247.493 | 175.334 | | |
| **Net income for the year** | 9.867.038 | 9.942.392 | 10.293.890 | 10.159.370 |
| **Net income per share of paid-up capital at the end of the year - R$** (nota 14a) | 9,08 | 9,15 | 9,48 | 9,35 |

*The accompanying notes are an integral part of these financial statements.*

## Statements of Changes in Financial Position

## Years Ended December 31, 2001 and 2000

(In thousands of reais)

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Financial resources were provided by:** | | | | |
| **Operations** | | | | |
| Net income for the year | 9.867.038 | 9.942.392 | 10.293.890 | 10.159.370 |
| Minority interest | (247.493) | (175.334) | | |
| Participation in the stockholders' equity of subsidiaries and affiliated companies | 591.773 | (257.460) | (2.273.968) | (1.252.524) |
| Goodwill/discount - amortization | (789.887) | | (256.713) | |
| Dividends | 115.162 | 74.273 | 4.229.290 | 291.021 |
| Depreciation, amortization e abandonment cost | 3.449.977 | 3.418.811 | 2.258.080 | 2.442.112 |
| Transactions with subsidiaries and affiliated companies | | 2.283 | 3.478.846 | (1.203.219) |
| Net book value of asset disposals | 1.020.860 | 1.824.368 | 924.384 | 778.770 |
| Gain on sale of platforms and ships | (593.332) | (359.313) | 682 | |
| Monetary and exchange adjustments and net earnings on non-current assets and liabilities | 847.270 | 658.388 | 774.158 | 809.939 |
| Employee benefits and other provisions | 891.973 | 1.034.193 | 684.051 | 869.734 |
| Deferred taxes and social contributions, net | 618.989 | 1.363.925 | 672.365 | 1.268.513 |
| Effect of prior years adjustment on working capital | (235.523) | | (235.523) | |
| Changes in Petroleum and Alcohol accounts - STN | 969.079 | 196.149 | 969.079 | 196.149 |
| Other | 1.625.235 | 149.898 | 182.299 | 50.414 |
| | 18.131.121 | 17.872.573 | 21.700.920 | 14.410.279 |
| **Other sources:** | | | | |
| Capital paid-up | | 48.235 | | |
| Financing | 5.479.720 | 2.180.783 | 102.806 | 1.318.383 |
| Decrease (increase) in Petroleum and Alcohol accounts - STN | 1.833.078 | (671.936) | 1.833.078 | (671.936) |
| Proceeds of sale of equipment | 2.593.352 | 2.439.464 | 1.012.752 | 2.439.464 |
| Credits and subventions for investments | 17.564 | 13.829 | 17.564 | 13.829 |
| | 9.923.714 | 4.010.375 | 2.966.200 | 3.099.740 |
| **Total funds provided** | 28.054.835 | 21.882.948 | 24.667.120 | 17.510.019 |
| **Financial resources were used for:** | | | | |
| Investments | 766.814 | 258.847 | 763.934 | 44.889 |
| Property, plant and equipment: | | | | |
| Cost of exploration and developing production of oil and gas | 4.029.698 | 2.612.508 | 2.680.089 | 2.308.605 |
| Other | 3.560.616 | 2.681.523 | 2.408.982 | 1.590.537 |
| Deferred charges | 284.577 | 105.762 | 266.730 | 96.710 |
| Increase (decrease) in ventures under negotiation | 1.260.515 | 1.568.068 | 1.260.515 | 1.568.068 |
| Transfer of financing and suppliers to current liabilities | 1.902.454 | 1.979.342 | 1.342.270 | 1.655.536 |
| Increase (decrease) in non-current assets | (6.166.317) | 480.383 | 772.621 | 125.836 |
| Advance to migration - pension plan | 2.543.802 | | 2.543.802 | |
| Decrease in other non-current liabilities | 7.204.837 | 1.601.694 | 5.191.912 | 1.650.228 |
| Dividends | 3.663.079 | 2.595.080 | 3.584.143 | 2.572.678 |
| Prior years dividends | 213.898 | | 213.898 | |
| Monetary and exchange adjustments allocated to permanent assets | 937.310 | 455.639 | | |
| **Total funds used** | 20.201.283 | 14.338.846 | 21.028.896 | 11.613.087 |
| **Increase in working capital** | 7.853.552 | 7.544.102 | 3.638.224 | 5.896.932 |
| **Changes in working capital** | | | | |
| **Current assets** | | | | |
| At the end of the year | 33.933.154 | 24.357.184 | 27.707.412 | 21.356.808 |
| At the beginning of the year | 24.357.184 | 14.721.866 | 21.356.808 | 12.341.975 |
| | 9.575.970 | 9.635.318 | 6.350.604 | 9.014.833 |
| **Current liabilities** | | | | |
| At the end of the year | 21.864.158 | 20.141.740 | 25.778.390 | 23.066.010 |
| At the beginning of the year | 20.141.740 | 18.050.524 | 23.066.010 | 19.948.109 |
| | 1.722.418 | 2.091.216 | 2.712.380 | 3.117.901 |
| **Increase in working capital** | 7.853.552 | 7.544.102 | 3.638.224 | 5.896.932 |

*The accompanying notes are an integral part of these financial statements.*

(In thousands of reais)

| | Capital | | Capital reserves | |
|---|---|---|---|---|
| | Subscribed and paid-up capital | Monetary adjustments | Subventions AFRMM | Fiscal incentives |
| **At December 31, 1999** | 13.033.249 | 339.307 | 51.757 | 7.307 |
| AFRMM funds used (note 14b) | | | 13.829 | |
| Realization of reserves | | | | |
| Net income for the year | | | | |
| Appropriation of net income to reserves | | | | |
| Proposed dividends (note 14d) | | | | |
| Retention of retained earnings | | | | |
| **At December 31, 2000** | 13.033.249 | 339.307 | 65.586 | 7.307 |
| Prior years adjustment (note 14c) | | | | |
| AFRMM funds used (note 14b) | | | 17.564 | |
| Reserves constitution | | | | 206.459 |
| Realization of reserves | | | | |
| Net income for the year | | | | |
| Appropriation of net income to reserves | | | | |
| Dividends paid in advance, restated (note 14d) | | | | |
| Dividends payable (note 14d) | | | | |
| Complementary dividends of 1998/1999/2000 (note 14d) | | | | |
| Retention of retained earnings | | | | |
| | 13.033.249 | 339.307 | 83.150 | 213.766 |
| **At December 31, 2001** | 13.372.556 | | 296.916 | |

*The accompanying notes are an integral part of these financial statements.*

| | Revenue reserves | | | | | |
|---|---|---|---|---|---|---|
| Revaluation reserve | Legal | Statutory reserve | Unrealized earnings | Retention of earnings | Retained earnings | Total Stockholders' Equity |
| 113.078 | 758.615 | 368.055 | 2.916.432 | 70.563 | | 17.658.363 |
| | | | | | | 13.829 |
| (9.298) | | | (40.489) | | 49.787 | |
| | | | | | 10.159.370 | 10.159.370 |
| | 507.968 | 65.166 | | 7.013.558 | (7.586.692) | |
| | | | | | (2.572.678) | 2.572.678 |
| | | | | 49.787 | (49.787) | |
| 103.780 | 1.266.583 | 433.221 | 2.875.943 | 7.133.908 | | 25.258.884 |
| | | | | | (2.275.013) | (2.275.013) |
| | | | | | | 17.564 |
| 6.829 | | | | | | 213.288 |
| (7.968) | | | (2.875.943) | | 2.883.911 | |
| | | | | | 10.293.890 | 10.293.890 |
| | 514.696 | 65.167 | | 6.129.887 | (6.709.750) | |
| | | | | | (1.286.089) | (1.286.089) |
| | | | | | (2.298.054) | (2.298.054) |
| | | | | | (213.898) | (213.898) |
| | | | | 394.997 | (394.997) | |
| | 1.781.279 | 498.388 | | 13.658.792 | | |
| 102.641 | | 15.938.459 | | | | 29.710.572 |

## Statements of Cash Flows
### Years Ended December 31, 2001 and 2000

(In thousands of reais)

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Operating activities** | | | | |
| Net income for the year | 9.867.038 | 9.942.392 | 10.293.890 | 10.159.370 |
| **Adjustments:** | | | | |
| Participation in the stockholders' equity of subsidiaries and affiliated companies | 591.773 | (257.460) | (2.273.968) | (1.252.524) |
| Goodwill/discount - amortization | (789.887) | | (256.713) | |
| Exchange adjustment allocated to permanent assets | (937.310) | (455.639) | | |
| Minority interest | (247.493) | (175.334) | | |
| Depreciation, amortization e abandonment cost | 3.449.977 | 3.418.811 | 2.258.080 | 2.442.112 |
| Net book value of assets sold or disposed | 1.802.376 | 1.465.049 | 924.384 | 778.770 |
| Monetary and exchange adjustments and charges related to financing and intercompany loans | 3.169.551 | 2.552.049 | 869.867 | 1.017.134 |
| Deferred taxes and social contributions, net | 618.989 | 1.363.925 | 672.365 | 1.268.513 |
| Change in accounts receivable | (3.085.852) | (1.971.291) | 78.710 | (783.082) |
| Change in inventories | (702.549) | (1.982.938) | (550.158) | (1.565.564) |
| Change in Petroleum and Alcohol accounts - STN | 2.763.896 | (532.109) | 2.763.896 | (532.109) |
| Change in other assets | 4.055.488 | (368.336) | (772.217) | (148.830) |
| Change in suppliers | 488.186 | 1.535.863 | 668.517 | 808.733 |
| Change in taxes and social contributions | (21.551) | 885.612 | 197.367 | 928.360 |
| Change in other liabilities | (2.714.135) | 500.329 | (3.690.154) | 89.106 |
| Change in short-term transactions with subsidiaries and affiliated companies: | | | | |
| Accounts receivable | (538.076) | (98.794) | 262.755 | (555.859) |
| Accounts payable | 7.329 | (1.332) | 4.100.639 | 1.032.807 |
| **Cash generated by operating activities** | 17.777.750 | 15.820.797 | 15.547.260 | 13.686.937 |
| **Financing activities** | | | | |
| Financing and intercompany loans, net | (1.646.830) | (4.202.349) | (2.698.389) | (3.702.521) |
| Dividends paid to stockholders | (3.985.107) | (932.406) | (3.890.571) | (931.365) |
| **Cash used in financing activities** | (5.631.937) | (5.134.755) | (6.588.960) | (4.633.886) |
| **Investing activities** | | | | |
| Investment in oil and gas exploration and production | (5.152.426) | (4.163.051) | (4.127.236) | (3.012.648) |
| Investments in refining and transportation | (1.066.977) | (881.613) | (882.624) | (764.107) |
| Investment in gas and energy | (696.781) | (226.458) | (253.568) | (41.945) |
| Other investments | (1.100.017) | (362.866) | (506.997) | (222.041) |
| Dividends received | 115.162 | 74.273 | 273.269 | 107.920 |
| Ventures under negotiation | 1.471.433 | 871.396 | 1.471.433 | 871.396 |
| **Cash used in investing activities** | (6.429.606) | (4.688.319) | (4.025.723) | (3.061.425) |
| **Cash generated in the year** | 5.716.207 | 5.997.723 | 4.932.577 | 5.991.626 |
| **Cash at the beginning of the year** | 11.391.418 | 5.393.695 | 10.173.745 | 4.182.119 |
| **Cash at the end of the year** | 17.107.625 | 11.391.418 | 15.106.322 | 10.173.745 |

# Statements of Value Added
## Years Ended December 31, 2001 and 2000

(In thousands of reais)

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Revenue** | | | | |
| Sales of products and services and non-operating income | 84.623.752 | 64.627.670 | 68.374.769 | 57.186.012 |
| Allowance for doubtful accounts - constitution | (53.575) | (89.493) | (8.202) | (12.995) |
| | 84.570.177 | 64.538.177 | 68.366.567 | 57.173.017 |
| **Consumables from third parties** | | | | |
| Raw material consumed | (7.671.475) | (7.545.440) | (6.416.031) | (7.545.440) |
| Cost of products for resale | (12.438.228) | (9.580.251) | (5.940.067) | (6.183.705) |
| Materials, electricity, services from third parties and other | (14.839.889) | (7.754.609) | (10.556.549) | (5.665.996) |
| | (34.949.592) | (24.880.300) | (22.912.647) | (19.395.141) |
| **Gross added value** | 49.620.585 | 39.657.877 | 45.453.920 | 37.777.876 |
| **Retention** | | | | |
| Depreciation, amortization and abandonment cost | (3.449.977) | (3.418.811) | (2.258.080) | (2.442.112) |
| **Net value added generated by the company** | 46.170.608 | 36.239.066 | 43.195.840 | 35.335.764 |
| **Value added received in transfers** | | | | |
| Participation in the stockholders' equity of subsidiaries and affiliated companies | (591.772) | 257.460 | 2.273.968 | 1.252.524 |
| Financial income - includes monetary and exchange adjustments | 3.653.901 | 2.252.232 | 2.961.566 | 1.886.578 |
| Goodwill/discount - amortization | 789.887 | | 256.713 | |
| | 3.852.016 | 2.509.692 | 5.492.247 | 3.139.102 |
| **Total value added available for distribution** | 50.022.624 | 38.748.758 | 48.688.087 | 38.474.866 |
| **Distribution of value added** | | | | |
| **Personnel** | | | | |
| Salaries, benefits and related charges | 2.987.837 | 2.293.692 | 2.299.914 | 1.956.418 |
| Employees' participation | 416.454 | 209.598 | 380.000 | 190.000 |
| | 3.404.291 | 2.503.290 | 2.679.914 | 2.146.418 |
| **Government entities** | | | | |
| Taxes and social contributions | 24.384.517 | 16.149.499 | 23.161.254 | 16.422.572 |
| Governmental participation | 3.987.536 | 3.381.962 | 3.987.536 | 3.381.962 |
| Deferred taxes and social contributions | 618.989 | 1.363.925 | 672.365 | 1.268.513 |
| | 28.991.042 | 20.895.386 | 27.821.155 | 21.073.047 |
| **Financial institutions and suppliers** | | | | |
| Financial expenses, interest, rentals and charters | 8.007.746 | 5.583.024 | 7.893.128 | 5.096.031 |
| **Stockholders** | | | | |
| Dividends | 3.663.079 | 2.595.080 | 3.584.143 | 2.572.678 |
| Minority interest | (247.493) | (175.334) | | |
| Retained earnings | 6.203.959 | 7.347.312 | 6.709.747 | 7.586.692 |
| | 9.619.545 | 9.767.058 | 10.293.890 | 10.159.370 |
| **Value added distributed** | 50.022.624 | 38.748.758 | 48.688.087 | 38.474.866 |

(In thousands of reais)

| | E&P | Supplies |
|---|---|---|
| **Assets** | 19.947.761 | 19.205.504 |
| **Current assets** | 3.831.830 | 9.827.903 |
| Cash/short-term investments | 400 | 1.283.882 |
| Other current assets | 3.831.430 | 8.544.021 |
| **Non-current assets** | 2.376.983 | 1.105.964 |
| Petroleum and Alcohol accounts | | |
| Marketable securities | | 5.802 |
| Other non-current assets | 2.376.983 | 1.100.162 |
| **Permanent assets** | 13.738.948 | 8.271.637 |
| **Statements of income** | | |
| **Gross operating revenue** | 23.636.847 | 50.802.785 |
| Intersegments | 22.915.241 | 13.472.996 |
| Third parties | 721.606 | 37.329.789 |
| Cost of products and services sold | (12.341.090) | (41.207.841) |
| **Gross profit** | 11.295.757 | 9.594.944 |
| **Operating expenses** | (2.539.985) | (1.995.989) |
| Selling, general and administrative expenses | (315.208) | (1.765.409) |
| Taxes | | (33.456) |
| Exploratory costs for the extraction of crude oil and gas | (876.804) | |
| Costs of research and technological development | (144.613) | (95.802) |
| Other operating expenses | (1.203.360) | (101.322) |
| **Operating income** (1) | 8.755.772 | 7.598.955 |
| Financial expenses, net | (645.518) | (321.960) |
| Participation in subsidiaries | | 98.303 |
| Non-operating income (expenses) | 990.975 | 107.792 |
| **Income before income tax, employees' and administrators participation and minority interest** | 9.101.229 | 7.483.090 |
| Income tax and social contribution | (2.797.566) | (2.435.314) |
| Minority interest | (7) | (2.667) |
| Employees' and administrators participation | (185.661) | (113.913) |
| **Net income for the year** | 6.117.995 | 4.931.196 |

*(1) Before financial income and expenses and participation in the stockholder's equity of affiliated companies. Includes non-operating income.*

**International Area**

| | E&P | Supplies |
|---|---|---|
| **Assets** | 2.407.280 | 1.442.102 |
| **Statement of Income** | | |
| **Gross operating revenue** | 918.685 | 1.599.114 |
| Intersegments | 414.006 | 441.142 |
| Third parties | 504.679 | 1.157.972 |
| **Operating income (loss)** | 117.510 | 41.690 |
| **Net income (loss)** | 326.067 | 13.732 |

*Policies used to prepare these statement are described in note 17.*

| Gas & Energy | Distribution | International | Corporate | Eliminations | Total |
|---|---|---|---|---|---|
| 6.219.390 | 3.640.957 | 4.770.263 | 25.033.089 | (3.658.368) | 75.158.596 |
| 1.409.107 | 2.260.049 | 1.366.985 | 17.347.875 | (2.110.595) | 33.933.154 |
| 149.764 | 59.089 | 366.055 | 15.248.435 | | 17.107.625 |
| 1.259.343 | 2.200.960 | 1.000.930 | 2.099.440 | (2.110.595) | 16.825.529 |
| 1.917.170 | 572.953 | 252.915 | 7.006.156 | (1.545.171) | 11.686.970 |
| | | | 187.440 | | 187.440 |
| | 5 | | 700.974 | | 706.781 |
| 1.917.170 | 572.948 | 252.915 | 6.117.742 | (1.545.171) | 10.792.749 |
| 2.893.113 | 807.955 | 3.150.363 | 679.058 | (2.602) | 29.538.472 |
| 1.956.074 | 16.277.968 | 2.123.834 | | (37.285.915) | 57.511.593 |
| 412.777 | 234.452 | 250.449 | | (37.285.915) | |
| 1.543.297 | 16.043.516 | 1.873.385 | | | 57.511.593 |
| (1.697.491) | (14.803.471) | (1.616.013) | | 36.810.247 | (34.855.659) |
| 258.583 | 1.474.497 | 507.821 | | (475.668) | 22.655.934 |
| (168.928) | (1.055.418) | (340.489) | (2.755.228) | | (8.856.037) |
| (99.880) | (964.934) | (137.386) | (797.313) | | (4.080.130) |
| (9.967) | (82.880) | (3.672) | (559.062) | | (689.037) |
| | | (198.768) | | | (1.075.572) |
| (7.015) | (1.316) | (386) | (61.313) | | (310.445) |
| (52.066) | (6.288) | (277) | (1.337.540) | | (2.700.853) |
| 89.655 | 419.079 | 167.332 | (2.755.228) | (475.668) | 13.799.897 |
| (751.407) | (7.307) | (5.333) | 381.297 | 6.742 | (1.343.486) |
| (1.607) | 7.359 | (205.681) | 299.741 | | 198.115 |
| 3.081 | 150.120 | 220.201 | (81.022) | (134.309) | 1.256.838 |
| (660.278) | 569.251 | 176.519 | (2.155.212) | (603.235) | 13.911.364 |
| (21.374) | (179.373) | (92.948) | 1.470.437 | 180.773 | (3.875.365) |
| 359.355 | (95.987) | (8.184) | (5.017) | | 247.493 |
| (4.514) | (22.292) | (2.265) | (87.809) | | (416.454) |
| (326.811) | 271.599 | 73.122 | (777.601) | (422.462) | 9.867.038 |

| Distribution | Gas & Energy | Corporate | Eliminations | Total |
|---|---|---|---|---|
| 490.978 | 313.105 | 199.595 | (82.797) | 4.770.263 |
| 207.424 | 320 | 2.990 | (604.699) | 2.123.834 |
| | | | (604.699) | 250.449 |
| 207.424 | 320 | 2.990 | | 1.873.385 |
| 12.101 | 139 | (6.544) | 2.436 | 167.332 |
| 6.484 | 139 | (275.736) | 2.436 | 73.122 |

(In Thousands of Reais)

## 1 Consolidation principles

The consolidated financial statements as of and for the years ended December 31, 2001 and 2000, were prepared in accordance with Brazilian corporate legislation and the regulations of the Brazilian Securities Commission - CVM and include the financial statements of Petróleo Brasileiro S.A. - Petrobras and the following subsidiaries which Petrobras controls either directly or indirectly:

| | Ownership of capital – % | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Subscribed and paid-up | Voting | Subscribed and paid-up | Voting |
| **Petrobras Química S.A. – Petroquisa** | 99.00 | 99.00 | 99.00 | 99.99 |
| **Petrobras Distribuidora S.A. – BR** and its subsidiary | 73.60 | 99.86 | 73.60 | 99.86 |
| Postos Estações de Serviços S.A. (Note 7c) | | | 99.00 | 99.00 |
| **Petrobras Internacional S.A. – Braspetro** and its subsidiaries | 99.99 | 99.99 | 99.99 | 99.99 |
| Braspetro Oil Services Company – Brasoil (i) | 99.99 | 99.99 | 99.99 | 99.99 |
| Braspetro Oil Company – Boc (i) | 99.99 | 99.99 | 99.99 | 99.99 |
| Petrobras América Inc. – Pai (i) | 100.00 | 100.00 | 100.00 | 100.00 |
| **Petrobras Gás S.A. – Gaspetro** and its subsidiaries | 99.90 | 99.99 | 99.90 | 99.99 |
| Petrobras Gasoduto Bolívia-Brasil S.A. – Petrogasbol (i) and (ii) | | | 98.00 | 98.00 |
| Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. – Tbg | 51.00 | 51.00 | 51.00 | 51.00 |
| Serviços de Telecomunicações S.A. - Dataflux | 100.00 | 100.00 | | |
| **Petrobras International Finance Company – Pifco** (i) and its subsidiaries | 99.99 | 99.99 | 100.00 | 100.00 |
| Petrobras Netherland Bv (i) | 100.00 | 100.00 | | |
| Petrobras Europe Ltd (i) | 100.00 | 100.00 | | |
| Petrobras Finance Ltd (i) | 100.00 | 100.00 | | |
| **Petrobras Transporte S.A. – Transpetro** and its subsidiary | 100.00 | 100.00 | 100.00 | 100.00 |
| Fronape International Company (i) | 100.00 | 100.00 | 100.00 | 100.00 |
| **Downstream Participações S.A.** and its subsidiary | 99.99 | 99.99 | 99.90 | 99.90 |
| Alberto Pasqualini – Refap S.A. (note 7c) | 69.99 | 69.99 | 99.00 | 99.00 |
| 5283 Participações Ltda. (iii) (note 7c) | 67.50 | 67.50 | | |
| Refisol S.A. (note 7c) | | | 99.00 | 99.00 |

*(i) Companies located overseas, whose financial statements are prepared in the respective local currencies.*
*(ii) In 2001, this investment was transferred to Petrobras Bolívia Inversiones y Servicios (subsidiary of BOC).*
*(iii) Petrobras holds 32.5% of capital*

The consolidation process for the balance sheet and the statement of income accounts reflects the aggregate of the balances of the assets, liabilities and income and expense accounts, according to their nature, together with the following eliminations:

- the participations in capital and reserves held among the companies;
- the balances of intercompany current accounts and other asset and/or liability accounts held among the companies;
- unrealized results, current assets and permanent assets arising from intercompany transactions;
- the effects of significant transactions between the companies.

The balance of the non-eliminated discount is recorded as deferred income in the consolidated report.

The reconciliation between consolidated stockholders' equity and net income and the corresponding amounts of Petróleo Brasileiro S.A. - Petrobras, at December 31, 2001 and 2000, is as follows:

| | Stockholders' equity | | Net income for the year | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Consolidated financial statements | 28.966.503 | 24.945.639 | 9.867.038 | 9.942.392 |
| Unrealized gains on sale of products in inventory of subsidiary company, net of taxes | 36.371 | 114.878 | 36.371 | 114.878 |
| Reversal of unrealized gains in prior year inventories | | | (114.878) | (62.417) |
| Capitalized interest | 61.596 | 23.396 | 38.196 | 8.710 |
| Absorption of negative stockholders' equity of affiliated company | 563.059 | 213.342 | 399.805 | 213.342 |
| Other eliminations | 83.043 | (38.371) | 67.358 | (57.535) |
| Parent company financial Statements | 29.710.572 | 25.258.884 | 10.293.890 | 10.159.370 |

## 2 Principal accounting guidelines

### (a) Change in accounting practice

As of December 31, 2001, the Company recognized the actuarial liability related with the Petros Pension Fund as a result of adopting the directive on accounting for benefits to employees issued by IBRACON - Brazilian Institute of Independent Auditors and approved by the CVM via CVM Resolution No 371 dated December 13, 2000.

According to the new accounting practice, actuarial liabilities with pension and retirement benefit plans granted and to be granted to employees, retirees and pensioners should now be provisioned based on an actuarial calculation prepared by an independent actuary, according to the method of the projected credit unit, net of the assets that guarantee the plan. This method considers each period of service as a triggering event for an additional benefit unit, the units being accrued to calculate the final liability. In addition, other actuarial assumptions are used, such as an estimate of the evolution of costs with medical care, biometric and economic hypotheses and also historic data on expenses incurred and employee contributions.

This methodology enables the Company to recognize the increase in the present value of the liability resulting from the service provided to the employee during the accrual period in question. In other words the costs are recognized during the working life of the employees.

As allowed by the above-mentioned directive, the balance of the net liability computed as of December 31, 2001 resulting from implementing the new accounting practice was recognized directly under stockholders' equity, under the caption "prior periods adjustments".

Up to December 31, 2001, the charges related with the pension and retirement plan were recognized under income for the period by making a monthly provision for the contributions of 12.93% on the payroll of plan members.

With respect to the Multidisciplinary Health Care Plan (AMS), Petrobras, as a result of adaptation of the Petrobras Group financial statements to international accounting practices in 1999, already adopts the procedures stipulated in CVM Resolution No 371 as from that time.

### (b) Determination of results of operations, current and non-current assets and liabilities

The results of operations are determined on the accrual basis and include: earnings, charges and monetary or exchange variations, based upon official indexes or rates, incident on current and non-current assets and liabilities as well as, where applicable, the adjustment of assets to market or to net realizable values and allowances for doubtful accounts in amounts considered sufficient to cover possible losses on accounts receivable.

(c) Inventories

Inventories are stated as follows:

- Raw materials comprise principally crude oil inventories, which are stated at average importation and production cost, not exceeding market value.
- Oil products and alcohol are stated at average refining or purchase cost, adjusted when applicable to their realizable value.
- Materials and supplies are stated at average purchase price not exceeding replacement value; imports in transit are stated at identified cost and advances are shown at the amounts effectively paid.

### (d) Permanent assets

Permanent assets are recorded at cost, plus monetary restatement until December 31, 1995, and comprise the following:

**(i) Investments in subsidiaries and affiliated companies**

Investments in subsidiaries and affiliated companies (note 7) are carried at the proportional interest in the book value of the investees using the equity accounting method. Exchange gains or losses on investments abroad are also reflected as participation in the results of subsidiaries and affiliated companies.

**(ii) Property, plant and equipment**

Depreciation of fixed assets using the unit-of-production method (costs related to oil and gas production, with useful lives compatible with the field production period) and using the straight-line method (remaining assets) at rates which take into account the estimated economic useful lives of the assets (note 8) and is charged mainly to the cost of production of crude oil and oil products, or directly expensed, as applicable.

### (e) Provision for benefits granted to employees

Provisions have been established for the actuarial commitments for costs to be incurred in the future arising from the guarantee to maintain the medical and dental care benefit plan for the employees and their dependants, including retired employees, are adjusted in accordance with the annual actuarial review.

### (f) Programmed maintenance

Constitution of provision for maintenance of industrial units and vessels is recognized during the period precedent to each shutdown based on the total estimated cost of the maintenance.

### (g) Discount on asset swaps

The discount recorded on asset swaps is derived from expected future earnings of the investee company and is being amortized over the period and to the extent of the projections that gave rise to the discount.

## 3 Marketable securities

Marketable securities at December 31, 2001, classified in non-current assets, are comprised as follows:

| | Consolidated | Parent company |
|---|---|---|
| Fiscal incentives - FINOR | 212.766 | 212.766 |
| Other | 494.015 | 14 |
| | 706.781 | 212.780 |

### Bond swap with the Treasury and settlement of the debt with Petros

On December 28, 2001, a contract was entered into with the Federal Government to exchange National Treasury Notes - Series P (NTN-P), received by the Company and subsidiaries during the denationalization process of stockholdings, for National Treasury Notes - Series P (NTN-B), created on July 4, 2001 by means of Federal Decree No 3859. Also on December 28, 2001, in accordance with a contract signed between Petrobras and Petros, the rights on the NTN-B notes were transferred to Petros in full payment of the debt related with the Pre-70 Group.

The amounts involved in the swap are shown below:

| | |
|---|---|
| Value of the NTN-P exchanged | 7.515.565 |
| Value of the NTN-B received | 8.180.838 |
| Value of the debt for the Pre-70 Group | 5.637.036 |
| Advance to migration | 2.543.802 |

The NTN-P of other subsidiaries were transferred at par to Petrobras in the form of dividend payments, interest on stockholders' capital, loans and other financial liabilities.

The settlement of the debt for the Pre-70 Group was formalized by means of a contract between the parties, stipulating holding the notes in the Petros portfolio until the maturity dates.

The surplus between the NTN-B and NTN-P of R$ 665.273 (R$ 587.592 considering the value of the notes on November 15, 2001), represents a financial compensation for the disallowance made by the Interministerial Workgroup during the audit of the Petroleum and alcohol accounts, as described in note 5, and was classified under other net operating expenses.

The balance of NTN-B not utilized in settling the debt, amounting to R$ 2.543.802, refers to the incentives to be given to participants of the PETROS Plan to migrate to the PETROBRAS VIDA plan, as described in note 12.

The exchange was carried out under previously approved conditions, preserving the economic value of the notes, and the payment to Petros, made at par, settles a debt that goes back to the creation of the fund, thus ensuring Petros a portfolio with a conservative profile and maturity dates compatible with its long-term liabilities, and provides Petrobras with an improvement in its financial indicators.

## 4 Inventories

| | **Consolidated** | | **Parent company** | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| Products: | | | | |
| Oil products (*) | 2.793.541 | 2.228.356 | 2.324.123 | 1.931.744 |
| Alcohol | 432.264 | 395.702 | 362.793 | 292.405 |
| | 3.225.805 | 2.624.058 | 2.686.916 | 2.224.149 |
| Raw materials, mainly crude oil (*) | 1.645.580 | 2.446.957 | 1.461.044 | 2.406.773 |
| Maintenance materials and supplies (*) | 1.124.008 | 749.000 | 982.379 | 637.090 |
| Advances to suppliers | 1.105.706 | 517.583 | 1.100.732 | 512.264 |
| Other | 64.758 | 222.418 | | |
| Total | 7.165.857 | 6.560.016 | 6.231.071 | 5.780.276 |

*(*) includes imports in transit.*

The balances on the petroleum and alcohol accounts are subject to financial charges based on the variation of the Referential Rate index -TR.

Up to December 31, 2001, the Petroleum and Alcohol Accounts recorded the amount collected from the Specific Parcel Price-PPE and the amount paid to Distributors for interiorization expenses for oil products and expenses reimbursable to Petrobras related with the transport of certain oil products through its own pipelines and terminals, together with the result of selling alcohols, including the financial cost of storage and amounts paid to third parties as subsidies to alcohol and sugar cane producers.

As from December 31, 2001, management of the programs and operations related with alcohol, approved by the Interministerial Sugar and Alcohol Council, together with the administration of the portion of funds necessary for financial support, will become the responsibility of the Ministry of Agriculture and Supply, according to Decrees 3890 of August 17, 2001 and 4030 of November 23, 2001.

In accordance with Administrative Rule No 301 of December 18, 2001, Petrobras is authorized to export from the state where it is located or mix with automotive gasolines, the portion of alcohol fuel stocks held by the Company, which acquisition was not derived from rulings by the Interministerial Sugar and Alcohol Council - CIMA. However it may not record any cost or expense of any nature related with maintaining regulatory stocks of fuel alcohol, both anhydrous and hydrated.

## (a) Realization and disequalization of prices up to December 31, 2001

According to specific legislation applicable to the Petroleum and alcohol accounts up to December 31, 2001, the Petroleum and alcohol accounts were realized through collection of the Specific Parcel Price-PPE generated by the sale of the majority of basic oil products (gasoline, diesel oil and LPG), and represented the difference between the selling price of these products at the refinery (net of ICMS and other charges levied on sales), fixed in reais, and the corresponding realization prices (net revenue), which were parameterized to oil products quotations on the international market and the exchange rate. When the invoicing value net of ICMS and PASEP/COFINS exceeded the realization price, the PPE collection was positive and reduced the balance of the Petroleum and alcohol accounts. Conversely, when the invoicing value net of ICMS and PASEP/COFINS was less than the realization price, the PPE collection was negative and increased the balance of the Petroleum and alcohol accounts.

The invoicing prices of diesel oil, gasoline and liquefied petroleum gas (LPG) practiced by the Company during 2001 were determined quarterly according to a readjustment index (IR) which reflected variations in the real/dollar exchange rate and the price of Brent crude oil during the prior quarter.

Therefore, based on the fluctuations of the Brent quotation and exchange rate in the first quarter (negative IR), in the second quarter (positive IR) and in the third quarter of 2001 (positive IR), the following readjustments to invoicing prices were made respectively:

a) April 6, 2001: reductions of 5.5% in gasoline and 3.6% in diesel oil;

b) July 6, 2001: increases of 10.4% in gasoline, 8.3% in diesel oil and 4.3% in LPG;

c) October 5, 2001: increase of 4.08% in gasoline, diesel oil and LPG.

Continuing the policy of deregulating the oil sector, the Federal Government liberated invoicing prices for aviation kerosene for use in domestic and international flights, together with fuel oils, as from July 2001 and November 2001 respectively.

The balance of the Petroleum and alcohol accounts in 2001, was reduced by R$ 2.763.896 in relation to December 31, 2000, due to the collection of PPE amounting to R$ 2.245.910, reflecting the increase in invoicing prices, a reduction of 17.11% in the average realization value of controlled oil products (R$ 79,62 per bbl in December/2000 and R$ 66,00 per bbl in December/2001), primarily as a result of the reduction in prices of these oil products on the international market, despite the devaluation of the real against the dollar and the adjustments, amounting to R$ 969.079, recognized by the Company, which were found by the Interministerial Workgroup constituted to certify the accuracy of the Petroleum and alcohol accounts debit balance.

## (b) PPE of Refap S.A.

As established by ANP Administrative Rule No 93 of June 12, 2001, the PPE funds collected on the sale of oil products by the subsidiary Refap S.A. should be transferred to Petrobras. During the period from January 2001 to December 2001, the amount transferred totaled R$ 216.682, and was fully deducted from the Petroleum and alcohol accounts.

### (c) Certification of regularity of the accuracy of the balances

In December of 2001, the final report on the audit performed by the Workgroup constituted by Interministerial Administrative Rule No 336 of September 22, 1999 to certify the regularity and accuracy of the Petroleum and alcohol accounts debit balance for the period from April 1, 1992 to June 30, 1998 was submitted to the Company.

Part of the certification was concluded in 2000, resulting in a reduction in the Petroleum and alcohol accounts balance, during that financial year, of R$ 210.105.

In 2001, the adjustments found by the Interministerial Workgroup and already recognized by the Company resulted in a reduction in the Petroleum and alcohol accounts balance of R$ 969.079, classified under other net operating expenses, principally referring to:

(i) Regularization of reimbursements made by the Company not in accordance with the regulatory legislation of the Petroleum and alcohol accounts, principally in movements of oil products and alcohols by sea, pipeline, rail and road, together with port charges, amounting to R$ 335.215, reducing the balance of the account.

(ii) Regularization of procedures adopted in computing the result of selling alcohols, to the amount of R$ 85.617, reducing the account balance.

(iii) Disallowance referring to disagreement with the criterion adopted to calculate the financial remuneration on the Petroleum and alcohol accounts for the period from September 1994 to June 1996, to the amount of R$ 543.821, reducing the account balance.

The loss resulting from the amount disallowed referring to the criterion adopted to calculate the financial remuneration on the Petroleum and alcohol accounts, to the amount of R$ 543.821, was compensated by a gain, resulting from an increase in the face value of notes received in the negotiation with the Federal Government (note 3), and therefore there was no net effect on income for the period.

The result of the audit to certify the regularity and accurateness of the Petroleum and alcohol accounts debit balance for the period from July 1, 1998 to December 31, 2001, to be performed by the National Petroleum Agency - ANP, will enable the matching of accounts with the Federal Government to be concluded, which should be formalized by means of an Acknowledgement of Indebtedness to be signed by June 30, 2002, which may be extended to December 31, 2002, in accordance with Provisional Measure No 18 of December 28, 2001.

### (d) Accounts settlement with the Federal Government

At December 31, 2001, the balance of the National Treasury Notes - Series H (NTN-H) issued in favor of Petrobras for the purpose of guaranteeing payment of the debit balance of the Petroleum and alcohol accounts totaled R$ 212.999. The Federal Government may, at its own discretion and based on realization of the balance of these accounts and after authorization by Petrobras, fully or partially cancel the notes in advance. Up to December 31, 2001, 5.634 thousand NTN-H had already been cancelled. The NTN-H mature on June 30, 2003 and the Company is not currently entitled to any other usage, redemption or transfer rights on the NTN-H.

According to specific legislation, liquidation of these accounts could be achieved in the following way:

- ☐ The transfer to Petrobras of the NTN-H balance on the date of the accounts settlement, adjusted to take any regularizations in the balance of the Petroleum and Alcohol accounts;
- ☐ The issue of new National Treasury Notes, with the same amount as the balance of the Petroleum and Alcohol accounts on the date of the accounts settlement;
- ☐ The liquidation of the remaining balance of the Petroleum and Alcohol accounts on the date of the accounts settlement, using other amounts owed by Petrobras to the Federal Government, including with respect to taxes, or
- ☐ A combination of the above options.

### (e) Change in the Petroleum and Alcohol accounts - STN

| | 2001 | 2000 |
|---|---|---|
| Balance at January 1 | 2.951.336 | 2.419.227 |
| Receipts from PPE | (2.245.910) | 532.831 |
| Reimbursement to the third parties | 150.221 | 35.200 |
| Reimbursement to Petrobras | 262.612 | 110.161 |
| Financial charges | 38.260 | 64.022 |
| Regularizations – Interministerial Working Group | (969.079) | (210.105) |
| Balance at December 31 | 187.440 | 2.951.336 |

### (f) Liberation of the fuel market in Brazil

In accordance with Laws 9478 (Petroleum Law) and 9990, dated August 6, 1997 and July 21, 2000, respectively, the fuel market in Brazil was totally liberated as from January 1, 2000 permitting other companies to produce and sell on the domestic market, and also import and export oil products. The following amendments were also enacted:

(i) By means of Law 10336 dated December 19, 2001, the Contribution for Intervention in an Economic Domain-CIDE was introduced, levied on the import and sale of fuel, whose taxpayers are the corresponding producers, formulators and importers. The amount of CIDE to be collected is established in reais per sales unit, applicable by product;

(ii) The regulations for the sale of oil products were established by ANP Administrative Rules 309 and 310, of December 27, 2001, and for imports and exports of oil products, by ANP Administrative Rules 312 to 315, dated December 27, 2001.

As from January 1, 2002, Petrobras is no longer obliged to charge the prices established by the Federal Government on the sale of oil products, and the realization value is no longer established by a formula parameterized to the international market. Therefore the PPE is no longer collected.

Considering the liberation of the market and current legislation, as from January 1, 2002, the Petroleum and Alcohol accounts will no longer be used to reimburse expenses related with the supply of oil products and alcohol to Petrobras and the third parties.

## 6 Structured Projects

The Company is developing projects with Brazilian and international financial institutions, and, also, negotiating with companies in the oil sector to establish operating partnerships, with a view to promoting the investments required in areas in which Petrobras has made commercial discoveries and/or invested in exploration.

According to guidelines from the Federal Government, within the strategic plan to supplement the hydroelectric profile of Brazilian electricity generation, Petrobras has also been conducting projects to install thermoelectric plants in Brazil, by means of anticipating expenses that in the future will be converted into minority holdings and/or reimbursed through financial structuring with third parties.

### (a) Ventures under negociation

These negotiations involve project costs up to production start-up, including compensation for amounts already spent by Petrobras in these areas which, as of December 31, 2001, amounted to R$ 421.416 (R$ 405.563 - 2000), and are classified under ventures in negociation, as shown bellow:

| Project | 2001 | 2000 |
|---|---|---|
| Ute-Três Lagoas | 75.065 | |
| Ute-Canoas | 32.176 | |
| Pcog-Cofepar | 43 | |
| Ute-Piratininga | 299.647 | |
| Pescada/Arabaiana | | 276.695 |
| Pargo/Carapeba/Garoupa/Cherne/Congro | | 92.458 |
| Other | 14.485 | 36.410 |
| Total | 421.416 | 405.563 |

## (b) Reimbursement's receivable

The balance receivable, net of advances received, referring to expenses incurred by Petrobras on account of Companhia Petrolífera Marlim - CPM, NovaMarlim Petróleo S.A., Companhia de Recuperação Secundária-CRsec, EVM Leasing Corporation, Toyo Engineering Corporation, (special-purpose companies), and Fundação Petrobras de Seguridade Social-Petros, responsible for the supplementary development of the Marlim, Pargo/Carapeba/Garoupa /Cherne/Congro, Espadarte/Voador/Marimbá fields, the Cabiúnas Project and Albacora-I field respectively, reached R$ 363.702, as of December 31, 2001 (R$ 134.610 on December 31, 2000), broken down as follows:

| | 2001 | 2000 |
|---|---|---|
| Companhia Petrolífera Marlim - CPM | | 92.343 |
| NovaMarlim Petróleo S.A. | 268.191 | |
| Companhia de Recuperação Secundária - CRSec | 165.266 | |
| EVM Leasing Corporation | 458.630 | 200.659 |
| Toyo Engineering Corporation | 368.716 | 355.313 |
| Fundação Petrobras de Seguridade Social - Petros | 552.992 | 404.597 |
| | 1.813.795 | 1.052.912 |
| Advances received | (1.450.093) | (918.302) |
| | 363.702 | 134.610 |

The negotiations related with the financial structuring of the Pargo/ Carapeba/ Garoupa/ Cherne/ Congro-PCGC Project were concluded on December 13, 2001. On that date Petrobras signed a contract with the Companhia de Recuperação Secundária-CRsec, which made resources available of approximately R$ 196.190 for the purchase of assets already constituted and to be constituted by Petrobras, for allocation to the secondary recovery project for the Pargo, Carapeba, Garoupa and Cherne fields and to increased production of the Congro field.

## (c) Consortium

### Marlim Project - NovaMarlim Petróleo S.A.

Petrobras entered into a consortium on December 6, 2001 with the Special-purpose Company (SPC) - NovaMarlim Petróleo S.A., controlled by ABN Amro Asset Management, BNDESPAR, Bradesco Asset Management, JPM Participações, M. Safra & Co., Petros and Valia, for the purpose of optimizing supplementary development of production in the Marlim field. NovaMarlim Petróleo S.A. has already made available total funds equivalent to R$ 2.164.000 (US$ 834 million) for the Project, classified under current liabilities, in which Petrobras has already incurred initial expenses of approximately R$ 268.191 (US$ 115 million).

## (d) Commitments with structured projects

According to the accounting principles stipulated in Brazilian corporate legislation in force on December 31, 2001, amounts invested in assets and the corresponding financial resources related with projects structured under project finance arrangements are not included in the Company's balance sheet.

As of December 31, 2001, the amounts for property, plant and equipment, net of depreciation, and liabilities, if the projects were recorded as a financed purchase of goods, and the value of commitments assumed to constitute the assets, not yet incurred, are presented as follows:

| Project | Property, plant and equipment, net of depreciation | Financing | | Commitments assumed to constitute the assets (*) |
|---|---|---|---|---|
| | | Short-term | Long-term | |
| Marlim | 1.936.370 | 600.984 | 1.053.728 | |
| Cabiúnas | 948.940 | | 948.940 | 878.527 |
| Barracuda/Caratinga | 1.769.901 | | 1.769.901 | 3.534.735 |
| Espadarte, Voador e Marimbá | 1.154.697 | 419.658 | 736.021 | 219.649 |
| Albacora | 191.048 | 203.647 | 29.618 | 99.777 |
| Pargo/Carapeba/Garoupa/Cherne/Congro | | | | 74.786 |
| | 6.000.956 | 1.224.289 | 4.538.208 | 4.807.474 |

(*) *Refer to commitments assumed in the contracts, net of amounts already allocated to the projects.*

# Investments in subsidiaries and affiliated companies

## (a) Information about subsidiaries

| | | | | | | | | Thousands of shares |
|---|---|---|---|---|---|---|---|---|
| | Subsidiaries | | | | | | | Affiliated company |
| | Petroquisa | Petrobras Distribuidora | Braspetro | Gaspetro | Transpetro | Pifco | Downstream | 5283 Participações |
| Subscribed capital at December 31, 2001: | | | | | | | | |
| Common shares | 10,098,347 | 15,000,000 | 307,198,968 | 69,361,229 | 388,878,850 | 50,000 | 272,002,028 | |
| Preferred shares | 9,702,334 | 28,199,978 | 307,198,968 | 17,322,276 | | | | |
| Quotas (*) | | | | | | | | 462,021 |
| | 19,800,681 | 43,199,978 | 614,397,936 | 86,683,505 | 388,878,850 | 50,000 | 272,002,028 | 462,021 |
| | | | | | | | | Thousands of reais |
| Stockholders' equity | 2.512.851 | 1.556.263 | 2.735.578 | 969.607 | 621.390 | 75.990 | 447.953 | 626.334 |
| Net income (loss) for the year | 631.106 | 374.092 | 1.216.009 | 61.570 | 287.415 | 53.439 | 190.030 | (789.887) |

*(*) Private limited liability company*

## Description of subsidiaries

### PETROBRAS QUÍMICA S.A. - PETROQUISA

Participates in companies whose activities include the manufacture, sale, distribution, transport, import and export of chemical and petrochemical products, and renders technical and administrative services related to those activities.

### PETROBRAS DISTRIBUIDORA S.A. - BR

Operates in the areas of distribution, sale and industrialization of products and oil products, alcohol and other fuels.

### PETROBRAS INTERNACIONAL S.A. - BRASPETRO

Operates or manages abroad, directly or through subsidiaries and affiliates, activities in the oil and gas industry, mainly those related to the exploration and production of crude oil and gas, and renders specialized and technical services.

### PETROBRAS GÁS S.A. - GASPETRO

Participates in companies which operate in transportation of natural gas, in generation of thermo-electric energy, in transmission of data, voice and image signals through cable and radio telecommunications systems, and in rendering technical services relating to these activities.

### PETROBRAS TRANSPORTE S.A. - TRANSPETRO

This company, directly or through subsidiary, carries out the transport and storage of bulk, crude oil and oil products and gas in general, by means of pipelines, terminals and vessels owned by Transpetro or by third parties.

### PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCO

Is involved in the commercialization of crude oil and oil products abroad, acting as intermediary in the purchase and sale of crude oil, oil products and materials for companies in the Petrobras System and raising funds abroad.

A company firmed on November 27, 2000, with the objective of participating in the capital of other companies. On February 5, 2001, Petrobras transferred 100% of its shares in the capital of Refap S.A. to its subsidiary Downstream Participações S.A.. On February 6, 2001, Downstream transferred 30% of the shares held in Refap S.A. to its subsidiary Refisol S.A.. On December 17, 2001, with the completion of the asset swap operation with Repsol-YPF, Downstream received 67.5% of the capital stock of 5283 Participações Ltda. and transferred all the Refisol stock to Repsol (note 7c).

## (b) Change in investments

| | Subsidiaries | | | | | | | | Affiliated companies | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Petroquisa | Petrobras Distribuidora | Braspetro | Gaspetro | Transpetro | Pifco | Refap | Downstream | 5283 Participações | Other affiliated companies | 2001 | 2000 |
| **At the beginning of the year** | 5.815.320 | 1.083.157 | 1.531.328 | 1.067.727 | 98.511 | 19.005 | 5 | 10 | | 41.945 | 9.657.008 | 8.648.965 |
| Capital paid-up | | | | | 298.878 | | 271.897 | 90 | | 30.399 | 601.264 | 46.540 |
| Transfer of stock holdings | | | | | | | (271.902) | 271.902 | | | | |
| Reversal of revaluation reserve of subsidiary | 6.829 | | | | | | | | | | 6.829 | |
| Write off | | | | | | | | | | (39.570) | (39.570) | |
| Asset swap on December 17, 2001 | | | | | | | | | 460.272 | | 460.272 | |
| Equity adjustments | | | | | | | | | | | | |
| From the year | 624.820 | 185.760 | 1.152.240 | 61.510 | 260.396 | 56.984 | | 188.971 | (256.713) | | 2.273.968 | 1.252.524 |
| From prior year adjustments (changes in accounting practices (note 2a) | (22.626) | (149.184) | (11.774) | (7.298) | | | | (14.079) | | | (204.961) | |
| Dividends | (3.936.520) | (71.229) | | (153.280) | (68.261) | | | | | | (4.229.290) | (291.021) |
| **At the end of the year** | 2.487.823 | 1.048.504 | 2.671.794 | 968.659 | 589.524 | 75.989 | | 446.894 | 203.559 | 32.774 | 8.525.520 | 9.657.008 |
| Discount on asset swap | | | | | | | | | (318.791) | | (318.791) | |
| Amortization of discount | | | | | | | | | 256.713 | | 256.713 | |
| Balance of discount | | | | | | | | | (62.078) | | (62.078) | |
| **At the end of the year** | 2.487.823 | 1.048.504 | 2.671.794 | 968.659 | 589.524 | 75.989 | | 446.894 | 141.481 | 32.774 | 8.463.442 | 9.657.008 |

## (c) Asset swap - Petrobras and Repsol-YPF

On December 17, 2001, the Final Agreement for the Asset Swap between Petrobras and Repsol-YPF was signed.

In order to make the swap viable, Petrobras transferred the assets of the Alberto Pasqualini Refinery to the subsidiary Refap S.A. as a capital contribution on February 5, 2001, and its shares in the capital of Refap S.A. to its subsidiary Downstream Participações S.A., which transferred 30% of its shares in the capital of Refap S.A. to its subsidiary Refisol S.A. on February 6, 2001.

Under the agreement Petrobras and Downstream received 100% (32.5% and 67.5% respectively) of the quotas in the company 5283 Participações Ltda, the owner of 99.6% of the stock of the oil company EG-3 in Argentina, comprising a refinery with the capacity to process 30.500 barrels/day of oil, around 700 gas stations, an asphalt and membrane plant, a terminal and a lubricants plant, and in exchange assigned the following assets to Repsol-YPF:

(i) 100% of Refisol S.A., a subsidiary of Downstream S.A., holder of 30% of the stock of Alberto Pasqualini - Refap S.A., owner of the Alberto Pasqualini Refinery in Rio Grande do Sul.

(ii) 100% of Postos S.A., a subsidiary of BR, holder of the contractual rights to supply fuel to 234 gas stations in the Midwest, Southern and Southeastern regions (totaling 40.000 m3/month), in addition to associated assets assigned to the gas stations.

(iii) 10% of the concession rights for exploration of the Albacora Leste Field, located in the Campos Basin.

Petrobras reimbursed BR for the market value of the contractual rights to supply fuel included in the swap, valued at US$ 60 million (R$ 141 million), and received from BR 12.3% of the stock of 5283 Participações Ltda.

With this operation, Petrobras takes a significant step forward in implementing its internationalization strategy, since the company EG-3, which it now controls, has a 12% share of the fuel market in Argentina, with total sales of around 2 million m3/year.

On June 13, 2001, a popular action was filed with the first Federal Court at Canoas/RS challenging the asset swap, and the judge provisionally ruled that the transaction should not be finalized until a subsequent manifestation by the court had been made. However, the ruling did not prohibit carrying out preliminary measures before executing the asset swap. In a decision dated August 13, 2001, the federal judge responsible for the popular action denied a request for an injunction to prevent the transaction from being closed. As a result of this ruling the operation could be completed, whilst the popular action is following its normal course in the courts.

The book value of the assets transferred to Repsol-YPF by means of the asset swap was R$ 147.491.

The value of the stockholders' equity of 5283 Participações as of November 30, 2001, according to the company's financial statements for that date and used for posting the acquisition, was equivalent to R$ 1.416.221.

The discount calculated to an amount of R$ 1.268.730 was based on expected future earnings of the company EG-3, by means of an economic valuation that considered the potential effects that could result from the economic situation of Argentina, where EG-3 is established.

The same valuation which indicates an overvaluation of the book equity of EG-3 and, as a result, of its subsidiary 5283 Participações, also indicates a balance between the economic values of the assets swapped between the companies involved, including the existence of contractual coverage which preserves margins and monetary assets and liabilities for up to eight years, ensuring that the swap remains economically and financially balanced under the agreed terms.

## Consolidated investment in 5283 Participações

| | Equity results | Discount | Net | Stockholders equity and income |
|---|---|---|---|---|
| Assets swap on December 17, 2001 | 1.416.221 | (1.268.730) | 147.491 | |
| Equity results | (789.887) | | | (789.887) |
| Discount amortization | | 789.887 | | 789.887 |
| Balance at December 31, 2001 | 626.334 | (478.843) | 147.491 | |

The investment in 5283 Participações was calculated using the equity method as of December 31, 2001, reflecting an income of R$ 2.465 recorded by EG-3 in December, in addition to the exchange loss recognized on the stockholders' equity of EG-3 amounting to R$ 792.352, as a result of the devaluation of the Peso against the Real (equivalent to the exchange of $1,70 equal to US$ 1,00) which, since it was foreseen in the swap negotiations, was compensated by an amortization of the discount, and did not produce any effects on the Petrobras income for the period.

The balance of the discount at December 31, 2001, is presented as deferred income in the consolidated balance sheet.

### (d) Transactions with subsidiaries and affiliated companies

| | Subsidiaries | | | | | | | Total | |
|---|---|---|---|---|---|---|---|---|---|
| | Petroquisa | Petrobras Distribuidora | Braspetro | Gaspetro | Transpetro | Pifco | Downstream | 2001 | 2000 |
| **Account balances** | | | | | | | | | |
| Operating income, mainly for sales | | 14.503.544 | 3.731.755 | 307 | | | 795.620 | 19.031.226 | 13.808.020 |
| Financial income (expenses), net | (5.142) | (547) | 240.421 | | | (167.952) | 4.589 | 71.369 | (64.387) |
| Net monetary and exchange adjustments | (6.607) | 127.309 | 437.796 | 129.162 | 1.383 | (354.444) | (7.694) | 326.905 | (143.620) |
| **Current assets** | | | | | | | | | |
| Accounts receivable, mainly for sales | 693 | 451.740 | 203.449 | 2.628 | 176.120 | 63.192 | 141.924 | 1.039.746 | 1.362.827 |
| Dividends receivable | 585.699 | 64.649 | | 5.058 | 68.261 | | | 723.667 | 285.298 |
| **Non-current assets** | | | | | | | | | |
| Amounts related to the construction of platforms and pipelines | | | 3.172.419 | 1.756.426 | | | | 4.928.845 | 4.757.175 |
| Advance for capital increase | | | | | | 139.176 | | 139.176 | |
| Other transactions, mainly intercompany loans | | 870.910 | 1.334.693 | 5.184 | 363 | 211.369 | 169.280 | 2.591.799 | 4.435.526 |
| **Current liabilities** | | | | | | | | | |
| Suppliers, mainly for purchases of crude oil and oil products | 2.152 | 106.493 | 1.975.922 | 52.577 | 261.741 | 5.505.189 | 4.928 | 7.909.002 | 7.396.891 |
| Intercompany loans | 2.903.461 | 27.420 | 71 | 628.308 | | | | 3.559.260 | |
| **Non-current liabilities** | | | | | | | | | |
| Intercompany loans | | 11.196 | 122.438 | | | | | 133.634 | 168.260 |
| Securitization of exports | | | | | | 1.740.300 | | 1.740.300 | |

Operations with subsidiaries and affiliated companies are made at normal market conditions and prices. The securitization of exports passed on and onlending of funds raised on the international market are effected at the same rates obtained by the subsidiary (see note 9b).

## Bolivia-Brazil Gas Pipeline

The northern section of the pipeline, linking Bolivia to Campinas and Guararema, in the State of São Paulo, began operations in July 1999. The Southern section, linking São Paulo to Porto Alegre, was inaugurated on March 31, 2000, and the gas pipeline will reach its maximum capacity by 2003, transporting up to 30 million cubic meters per day.

On October 19, 2001, the flow rate of the gas pipeline reached 14,016 thousand cubic meters/day of gas, having made available an average flow during 2001 equivalent to 10,068 thousand cubic meters of gas/day to the states of Mato Grosso do Sul, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul.

The Bolivian section of the gas pipeline is the property of Gás Transboliviano S.A. - GTB, in which Petrobras Gás S.A. - Gaspetro holds an 11% interest.

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. - TBG, a Gaspetro subsidiary. At December 31, 2001, the total receivables of Petrobras with TBG for management, repass of costs and financing relating to the construction of the gas pipeline and pre-acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO) amounted to R$ 1.756.426 shown as non-current.

A "turn-key" contract valued at US$ 350 million was signed with Yacimientos Petrolíferos Fiscales - YPFB, which assigned it to GTB, for the construction of the Bolivian section, and settlement will be made in 12 years as from January 2000 in the form of transportation services. At December 31, 2001, the value of the rights to future transportation services, on account of costs already incurred in the construction to that date, including interest of 10.07% p.a., was R$ 984.477, with R$ 866.528 shown as non-current assets. This amount also includes R$ 174.970 relating to the pre-acquisition of the right to transport 6 million cubic meters of gas over a period of 40 year (TCO - Transportation Capacity Option).

## (e) Information about affiliated companies

| | Ownership of subscribed capital % | Stockholders' equity (adjusted) | Net income (loss) for the year | 2001 Non-current assets | 2001 Permanent assets | 2000 Total |
|---|---|---|---|---|---|---|
| **Affiliates of PETROQUISA:** | | | | | | |
| Petroquímica União S.A. - PQU | 17.44 | 645.468 | 79.395 | | 112.571 | 114.751 |
| Companhia Petroquímica do Sul S.A. – COPESUL | 15.63 | 840.220 | (21.534) | | 131.325 | 139.514 |
| Companhia Petroquímica do Nordeste S.A. – COPENE | 21.36 | 2.184.550 | (24.595) | 346.358 | 121.753 | 496.128 |
| Fábrica Carioca de Catalisadores S.A. – FCC | 40.00 | 91.883 | 10.859 | | 36.754 | 34.272 |
| Petrocoque S.A. Indústria e Comércio | 35.00 | 58.195 | 21.162 | | 20.369 | 20.992 |
| Petroquímica Triunfo S.A. | | | | 71.780 | | 84.589 |
| Deten Química S.A. – DETEN | | | | 55.125 | | 41.257 |
| Petroquímica do Rio de Janeiro S.A. – PETRORIO | 62.39 | 57.464 | (12.452) | | 35.852 | 26.933 |
| Other (*) | | | | 1.862 | 69.526 | 30.991 |
| | | | | 475.125 | 528.150 | 989.427 |
| **Other affiliated companies** (*) | | | | 2.544 | 96.152 | 77.516 |
| | | | | 477.669 | 624.302 | 1.066.943 |

*(*) Includes companies outside the National Privatization Program.*

## (f) Investments in companies whose shares are trade on the stock market

Investments in listed companies whose shares are traded on the stock market are as follows:

| Company | In lots of one thousand shares – Common | In lots of one thousand shares – Preferred | Stock Market - R$ per lot of one thousand shares – Common | Stock Market - R$ per lot of one thousand shares – Preferred | Market value |
|---|---|---|---|---|---|
| **Consolidated** | | | | | |
| COPENE | 99.591 | 283.324 | 435,00 | 463,50 | 174.643 |
| COPESUL | 2.348.201 | | 52,00 | | 122.106 |
| PQU | 8.738 | 8.738 | 6.020,00 | 6.300,00 | 107.653 |
| **Parent company** | | | | | |
| PETROQUISA | 10.098.083 | 9.505.390 | (*) | 140,25 | 2.749.387 |
| PETROBRAS DISTRIBUIDORA | 14.979.393 | 16.816.707 | (*) | 34,03 | 1.082.021 |

*The market values of these shares do not necessarily reflect the realizable values of a major block of shares.*

*(*) The common stock of the subsidiaries Petroquisa and Petrobras Distribuidora is not traded on the stock market. For purposes of determining market values, the price for preferred shares was used.*

## (g) New associations

Petrobras is forming associations with other companies in projects of strategic interest in its fields of activity. Certain associations are listed below:

### Piped Gas Companies - Stockholding

On April 29, 2001, Petrobras and ENRON signed an agreement defining terms and conditions for the acquisition by Petrobras and other investors of indirect holdings of ENRON in the piped gas distribution companies in Rio de Janeiro, equivalent to 25.38% of the capital stock of CEG and 33.75% of the capital stock of CEG-RIO. The operation to acquire the holdings of the Enron Corporation in the distribution companies CEG and CEG-Rio was not concluded within the period initially foreseen, due to a series of events that culminated in legal proceedings involving a composition with creditors by the Enron Corporation (in the United States). It is therefore necessary to introduce alterations to the terms and conditions of the acquisition operation, to adapt it to the new circumstances.

On August 3, 2001, the Board of Directors of Petrobras authorized the negotiation to transfer the stockholdings held by BR in the piped gas companies to Petrobras. On December 20, 2001, the Board of Directors of Petrobras approved the result of the market value valuation prepared by an external consultancy company of the stockholdings held by BR in piped gas companies, totaling R$ 554 million. Petrobras and BR intend to negotiate the terms of payment for the assets, which should be submitted and approved by the corporate entities of both companies.

**Rio de Janeiro Gas Chemical Complex**

Petrobras, through Petroquisa, has a 16.7% interest in the capital of Rio Polímeros S/A, the company conducting the project called the Rio de Janeiro Gas Chemical Complex. The remaining stock is held by BNDESPAR with 16.7%, Suzano with 33.3% and Unipar with 33.3%. The overall investment is estimated at US$ 1 billion, of which 40% equity and 60% financed, and operation start-up is planned for the second half of 2004. The principal contracts to enable the funding necessary to implement the project (foreign and domestic) were signed on October 26, 2001. Of the total financed, R$ 300 million will be obtained from the BNDES and US$ 300 million from the US Eximbank and the Italian development agency SACE.

### (h) Sale of Petrobras U.K. Limited

The stock control of Petrobras U.K. Limited, a subsidiary of Brasoil, was sold on August 31, 2001 to the company Enterprise Oil, after signing the contract agreements and obtaining approval from the UK government. The sale of Petrobras U.K. Limited generated a profit of US$ 85 million in the income of Brasoil, an indirect subsidiary of Petrobras, which is reflected in the Consolidated balance sheet under non-operating revenues (expenses).

## 8 Property, plant and equipment

### (a) By operating area

| | Consolidated | | | | Parent company | | | |
|---|---|---|---|---|---|---|---|---|
| | 2001 | | | 2000 | 2001 | | | 2000 |
| | Cost | Accumulated depreciation(*) | Net | Net | Cost | Accumulated depreciation(*) | Net | Net |
| Exploration and production | 48.176.513 | (32.936.915) | 15.239.598 | 12.926.245 | 40.466.124 | (29.830.368) | 10.635.756 | 8.602.494 |
| Refining | 10.589.339 | (5.489.118) | 5.100.221 | 5.373.749 | 10.000.678 | (5.439.524) | 4.561.154 | 4.871.730 |
| Transport | 6.528.822 | (3.906.212) | 2.622.610 | 2.371.128 | 6.244.904 | (3.892.469) | 2.352.435 | 2.331.966 |
| Distribution | 1.484.694 | (646.353) | 838.341 | 609.393 | | | | |
| Gas and energy | 4.107.655 | (1.124.916) | 2.982.739 | 2.803.064 | 794.115 | (510.938) | 283.177 | 268.314 |
| Other | 1.760.571 | (801.772) | 958.799 | 563.749 | 1.577.358 | (711.148) | 866.210 | 553.349 |
| | 72.647.594 | (44.905.286) | 27.742.308 | 24.647.328 | 59.083.179 | (40.384.447) | 18.698.732 | 16.627.853 |

*(*) Includes provision for abandonment.*

### (b) By type of asset

| | | Consolidated | | | | Parent company | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | 2001 | | | 2000 | 2001 | | | 2000 |
| | Annual depreciation rate – % | Cost | Accumulated depreciation(*) | Net | Net | Cost | Accumulated depreciation(*) | Net | Net |
| Buildings and improvements | 4 | 1.637.190 | (1.018.627) | 618.563 | 537.764 | 1.198.658 | (840.803) | 357.855 | 387.355 |
| Equipment and other assets | 5 a 25 | 36.614.733 | (22.199.228) | 14.415.505 | 13.821.716 | 28.416.649 | (19.725.114) | 8.691.535 | 7.735.845 |
| Rights and concessions | | 889.088 | (97.238) | 791.850 | 382.271 | 857.647 | (92.559) | 765.088 | 377.252 |
| Land | | 433.362 | | 433.362 | 352.221 | 255.753 | | 255.753 | 258.276 |
| Materials | | 907.242 | | 907.242 | 461.584 | 398.285 | | 398.285 | 359.873 |
| Advances to suppliers | | 46.163 | | 46.163 | 230.483 | 42.775 | | 42.775 | 230.483 |
| Expansion projects | | 3.891.749 | | 3.891.749 | 4.145.422 | 3.252.626 | | 3.252.626 | 3.705.655 |
| Oil and gas exploration and development costs | | 28.228.067 | (21.590.193) | 6.637.874 | 4.715.867 | 24.660.786 | (19.725.971) | 4.934.815 | 3.573.114 |
| | | 72.647.594 | (44.905.286) | 27.742.308 | 24.647.328 | 59.083.179 | (40.384.447) | 18.698.732 | 16.627.853 |

*(*) Includes provision for abandonment.*

Equipment and installations related to oil and gas production are depreciated according to the monthly production volume as a fraction of the proven developed reserves of each producing field. In the case of assets with useful lives shorter than the useful oilfield life, the straight-line method is used. Other equipment and assets not related to oil and gas production are depreciated according to their estimated useful lives.

## (c) Oil and gas exploration and development costs

The costs incurred with exploration and production of oil and gas are recorded in accordance with the successful efforts method. This method requires that the costs related to the development of all production wells and exploratory successful wells on proven reserves are capitalized. In addition, the costs relating to geological and geophysical activities are charged to the results of operations in the period incurred and the costs relating to dry wells and to those on unproven reserves are charged to the results of operations when determined as dry or uneconomical.

The capitalized costs are amortized based on the unit-of-production method using proven developed reserves. These reserves are estimated by Petrobras geologists and petroleum engineers in accordance with international standards and are reviewed annually or when there are indications of significant changes in the reserves.

Costs of future abandonment and dismantling of production areas are estimated and recorded through the economic life of the fields, in order to be fully provided for when the reserve is depleted. The provision is recorded as part of the depreciation expense and is presented as a reduction to the capitalized costs.

The capitalized costs and related assets, net of provision for abandonment, are reviewed annually, on a field basis, for impairment taking into consideration the estimated future cash flows for the fields. The capitalized costs and related assets, net of the provision for future abandonment, are reviewed annually, on a field-by-field basis, to identify possible recovery losses, taking into consideration the estimated future cash flows for the fields. In 2001, the test of losses on the recovery of investments in fields resulted in write-offs of R$ 80.377 in consolidated and R$ 42.908 in the parent company (2000 - R$ 32.591 in consolidated and in the parent company), classified in the net income for the year as exploratory costs for the extraction of crude oil and gas.

The balance at December, 2001 and 2000 is shown as follows:

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Capitalized costs | 28.228.067 | 25.257.830 | 24.660.786 | 22.575.447 |
| Accumulated depreciation | (18.420.258) | (17.436.033) | (16.556.036) | (16.000.264) |
| Abandonment provision (*) | (3.169.935) | (3.105.930) | (3.169.935) | (3.002.069) |
| Net investment | 6.637.874 | 4.715.867 | 4.934.815 | 3.573.114 |

*(*) Provision composed of materials and services.*

## (d) Depreciation

Depreciation in the year ended December 31, 2001 totaled R$ 3.326.567 -consolidated and R$ 2.166.149 - parent company (R$ 3.314.796 and R$ 2.350.464 respectively in 2000), and are summarized below:

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Portion absorbed in costing: | | | | |
| Of assets | 2.023.271 | 1.715.699 | 1.138.301 | 1.114.064 |
| Of exploration and production costs | 904.309 | 1.052.217 | 693.975 | 749.060 |
| Provision for abandonment of wells | 144.379 | 371.762 | 144.379 | 368.027 |
| | 3.071.959 | 3.139.678 | 1.976.655 | 2.231.151 |
| Portion recorded directly in income | 254.608 | 175.118 | 189.494 | 119.313 |
| | 3.326.567 | 3.314.796 | 2.166.149 | 2.350.464 |

## (e) Leasing of platforms

At December 31, 2001 and 2000, Brasoil, a subsidiary of the Petrobras subsidiary Braspetro, maintained leasing contracts for offshore platforms. These platforms are leased by Brasoil to Petrobras and fully guaranteed by the parent company. Petrobras, at December 31, 2001 and 2000 also maintained leasing contracts relating to other offshore platforms with third parties.

The balances of property, plant and equipment, net of depreciation, and liabilities, relating to off-shore platforms which, if recorded as assets purchased under capital leases, would have represented fixed assets, are shown below:

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Property, plant and equipment net of depreciation | 2.568.554 | 2.306.824 | 542.977 | 596.190 |
| Financing | | | | |
| Short-term | 690.676 | 462.013 | 67.783 | 37.860 |
| Long-term | 4.478.801 | 2.678.991 | 659.331 | 619.400 |
| | 5.169.477 | 3.141.004 | 727.114 | 657.260 |

Expenditure on platform charters incurred during periods prior to operational start-up is recorded as prepaid expenses and totaled R$ 657.221 at December 31, 2001 (R$ 876.402 - 2000), of which R$ 549.313 is long-term (R$ 798.273 - 2000).

In the construction/conversion of vessels into "FPSO - Floating Production, Storage and Offloading" and "FSO - Floating, Storage and Offloading", bearing in mind the contractual default of the constructors, Brasoil contributed financial resources to the amount of R$ 1.234.093 on behalf of the constructors directly to the suppliers and subcontractors, to avoid further delays in the construction/conversion, and consequent losses to Brasoil. Based on opinions from the legal advisers of Brasoil, these expenses can be reimbursed, since they represent a right of Brasoil with respect to the constructors, for which reason judicial action was filed to obtain financial reimbursement with international courts. However, as a result of the litigious nature of the assets and the uncertainties as regards the probability of receiving all the amounts disbursed, on a conservative basis Brasoil raised a provision for doubtful accounts for all credits that are not backed by collateral, to the amount of R$ 1.009.840, classified under other net operating expenses.

## (f) Platform P-36 - Roncador Field/RJ

On March 15, 2001, an accident occurred with platform P-36, on station in the Roncador Field in the Campos Basin, which had been in production since May 2000. On March 20, 2001, despite all efforts employed by the Company, the platform could not be recovered and submerged totally, resulting in a net loss amounting to R$ 153.015 in the consolidated result for the 2001 financial year.

In addition, in December of 2001, by means of an appraisal by the technical area of the Company, it was found that recovery of the lines and oil pipelines connected to the platform P-36 was impossible, which resulted in the write-off of these assets, resulting in an increased expense of R$ 132.737, which is classified under non-operating revenue (expense).

On June 18, 2001, the financing of the platform P-36 was settled with international creditors, to an amount of US$ 326 million, and subsequently agreement was reached with the coinsurers of the platform for final settlement of the claim made in July 2001, totaling funds received of approximately US$ 497 million.

## (g) Transfer of assets to Transpetro

In the 2001 financial year, Petrobras transferred 28 vessels to its subsidiary Petrobras Transporte S.A. - Transpetro, which had been previously chartered on a bareboat basis, as a capital contribution, of which 20 vessels in March and 8 vessels in December 2001. the value of the vessels transferred, supported by appraisal reports prepared by specialists, totaled R$ 278.878.

## (h) Sale of platforms

In the 2001 financial year, Braspetro and Pifco returned a positive result of R$ 831.244 on the sale of platforms held by subsidiaries, classified in the Consolidated balance sheet under other non-operating revenue (expense).

## (i) Return of exploration areas to the National Petroleum Agency (ANP)

During 2001, Petrobras returned to the National Petroleum Agency - ANP the rights over 59 out of 115 exploratory concessions granted to the Company on August 6, 1998.

Out of the 59 concessions returned to the ANP, Petrobras had exclusive rights over 43 concessions, while the other 16 were operated in partnership with other companies.

In the 59 blocks returned, Petrobras had made 17 discoveries, with an estimated volume of 650 million barrels of oil equivalent. The areas corresponding to these discoveries - security area (part of the blocks which are being returned) will remain with the Company in order that work may continue with a view to evaluating the reserves.

# 9 Financing

| | Consolidated | | | | Parent company | | | |
|---|---|---|---|---|---|---|---|---|
| | Current | | Long-term | | Current | | Long-term | |
| | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 |
| **Foreign** | | | | | | | | |
| Financial institutions | 3.288.489 | 6.091.282 | 4.498.862 | 4.674.910 | 1.262.272 | 5.060.266 | 2.461.353 | 3.132.453 |
| Bearer bonds (Notes) | 142.568 | 283.168 | 4.361.325 | 1.429.100 | 38.593 | 283.168 | 1.584.600 | 1.429.100 |
| Commercial Papers | 1.043.642 | 1.179.098 | | | | 437.946 | | |
| Securitization of exports | 3.705 | | 2.088.360 | | | | | |
| Suppliers | 416.369 | 256.746 | 691.045 | 808.438 | | | | |
| Other | | 25.178 | | 304.792 | | | | |
| **Local** | | | | | | | | |
| National Bank for Economic and Social Development – BNDES | 116.838 | 133.338 | 417.834 | 461.389 | 116.838 | 133.338 | 417.834 | 461.389 |
| Debentures | 20.468 | 32.956 | 640.956 | 607.016 | 20.468 | 32.956 | 640.956 | 607.016 |
| FINAME – Financing for the construction of a gas pipeline Bolivia-Brasil | 49.711 | 3.486 | 905.529 | 803.252 | 49.711 | 3.486 | 905.529 | 803.252 |
| Other | 50.701 | 77.322 | 98.735 | 106.994 | 50.701 | 77.322 | 98.735 | 106.994 |
| | 5.132.491 | 8.082.574 | 13.702.646 | 9.195.891 | 1.538.583 | 6.028.482 | 6.109.007 | 6.540.204 |

## (a) Non-current financing matures:

| | 2001 | |
|---|---|---|
| | Consolidated | Parent company |
| 2003 | 1.811.304 | 1.356.895 |
| 2004 | 1.446.216 | 844.965 |
| 2005 | 924.306 | 628.669 |
| 2006 | 1.705.634 | 1.156.695 |
| 2007 | 868.838 | 736.541 |
| 2008 | 1.745.529 | 397.535 |
| 2009 | 362.223 | 274.988 |
| 2010 | 741.743 | 232.610 |
| 2011 onwards | 4.096.853 | 480.109 |
| | 13.702.646 | 6.109.007 |

### (b) Non-current financing interest rate:

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Foreign** | | | | |
| Up to 6% | 3.673.902 | 1.586.835 | 1.682.175 | 1.586.835 |
| From 6 to 8% | 3.305.632 | 3.250.228 | 1.505.015 | 1.921.161 |
| From 8 to 10% | 4.524.067 | 2.380.177 | 858.763 | 1.053.557 |
| From 10 to 12% | 135.991 | | | |
| | 11.639.592 | 7.217.240 | 4.045.953 | 4.561.553 |
| **Local** | | | | |
| Up to 6% | 1.143.726 | 1.110.096 | 1.143.726 | 1.110.096 |
| From 6 to 8% | 905.529 | | 905.529 | |
| From 8 to 10% | 10.879 | 831.818 | 10.879 | 831.818 |
| From 10 to 12% | 2.920 | 36.737 | 2.920 | 36.737 |
| | 2.063.054 | 1.978.651 | 2.063.054 | 1.978.651 |
| | 13.702.646 | 9.195.891 | 6.109.007 | 6.540.204 |

### (c) Non-current balances per currency:

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| U.S. dollar | 10.710.332 | 6.131.030 | 3.116.693 | 3.475.343 |
| Japanese yen | 1.638.830 | 1.747.851 | 1.638.830 | 1.747.851 |
| French franc | 108.840 | 123.699 | 108.840 | 123.699 |
| Italian lira | 295.305 | 270.683 | 295.305 | 270.683 |
| Austrian schilling | 187.500 | 167.250 | 187.500 | 167.250 |
| Real | 750.570 | 742.576 | 750.570 | 742.576 |
| Other | 11.269 | 12.802 | 11.269 | 12.802 |
| | 13.702.646 | 9.195.891 | 6.109.007 | 6.540.204 |

#### Senior Notes

On May 9 and July 6, 2001, Petrobras International Finance Company issued US$ 450 million and US$ 600 million Senior Notes maturing in 2008 and 2011 with interest rates of 9,875% and 9,750% respectively.

#### Securitization of exports

In December of 2001, Petrobras and Petrobras Finance Ltd., signed contracts (Master Export Contract and Prepayment Agreement) between themselves and a special-purpose entity not related with Petrobras, called PF Export Receivables Master Trust ("PF Export"). The purpose of these contracts is to structure an operation to securitize export receivables to be generated by Petrobras Finance Ltd., by means of sales of fuel oil and other products purchased from Petrobras on the international market.

As stipulated in the contracts, Petrobras Finance Ltd. assigned the rights on future receivables to the amount of US$ 900 million to PF Export, and in return PF Export delivered to Petrobras Finance the following notes issued by PF Export, also to an amount of US$ 900 million:

- US$ 750 million in Senior Trust Certificates, maturing in 2010, 2011 and 2013 and bearing interest rates between 6.60% and 6.75% p.a.
- US$ 150 million in Junior Trust Certificates, maturing between 2010 and 2013 and bearing interest rates of 9% p.a.

In addition, on December 7, 2001, Petrobras Finance Ltd. sold all the Senior Trust Certificates on the international market at face value, US$ 750 million, with no gain or loss on the operation. The amount received was then transferred to Petrobras as an advance payment against exports to be made by Petrobras to Petrobras Finance Ltd. in accordance with the Prepayment Agreement.

The assignment of rights on future export receivables represents a liability of Petrobras Finance Ltd., which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will incur interest on the same basis as the Senior and Junior Trust Certificates, as described above.

**Other information**

The loans and financing are intended mainly for purchases of raw materials, development of production projects, construction of vessels and pipelines and the expansion of industrial plants.

At December 31, 2001, the debentures issued through BNDES - National Bank for Economic and Social Development, for the pre-acquisition of the right to use the Bolivia-Brazil pipeline, over a 40-year period, to transport 6 million cubic meters of gas per day ("TCO - Transportation Capacity Option"), totaled R$ 430.000 (43.000 notes with par value of R$10) maturing February 15, 2015. Gaspetro, as the intermediary in the transaction, provided a guarantee to the BNDES, secured on common shares issued by TBG and held by Gaspetro, in respect of these debentures.

Petrobras has been making use of the financial resources of its subsidiaries, through intercompany loan contracts, obtained for the expansion of its industrial plants. At December 31, 2001, these funds amounted to R$ 139.638 (R$ 186.636 - 2000).

Petrobras is not required to provide guarantees to foreign financial institutions. Financing by the BNDES - National Bank for Economic and Social Development - is secured by the assets being financed (carbon steel tubes for the Bolívia-Brasil pipeline and vessels).

On account of the guarantee contract issued by the Federal Government in favor of the Multilateral Credit Agencies, as a result of the loans raised by Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. - TBG, counter-guarantee contracts have been signed by the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., whereby TBG undertakes to tie the National Treasury order to its revenues until the liquidation of the obligations guaranteed by the Federal Government.

The amount of loans and financing of the Parent company exceeds the net present value by approximately R$ 442.000, calculated at market rates on December 31, 2001, considering similar nature, terms and risks to those of the contracts recorded.

The hedge operations contracted with the coverage of Notes issued abroad in foreign currency are disclosed in explanatory note 18 - Risk management policy.

## 10 Financial expenses, net

Financial charges and net monetary and exchange adjustments, allocated to income for the years ended 2001 and 2000, are shown as follows:

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Financial expenses** | | | | |
| Financing | (1.365.855) | (1.270.584) | (675.193) | (1.010.668) |
| Suppliers | (327.951) | (4.517) | (328.935) | (389.323) |
| Pension plan | (307.285) | (281.890) | (307.285) | (281.890) |
| Capitalized interest | 13.010 | | 13.010 | |
| Other | (138.517) | (161.104) | (34.620) | (11.527) |
| | (2.126.598) | (1.718.095) | (1.333.023) | (1.693.408) |
| **Financial income** | | | | |
| Short-term investments | 2.073.861 | 1.194.626 | 1.854.436 | 1.010.447 |
| National Treasury Bonds | 571.890 | 532.146 | | |
| Accounts receivable | | | | |
| Subsidiaries and affiliated companies | | | 416.002 | 474.953 |
| Advances to suppliers | 82.174 | 104.711 | 82.174 | 60.584 |
| Other | 431.610 | 196.075 | 77.224 | 106.228 |
| | 3.159.535 | 2.027.558 | 2.429.836 | 1.652.212 |
| **Net monetary and exchange adjustments, net** | (2.376.423) | (1.426.345) | (1.608.795) | (989.149) |
| | (1.343.486) | (1.116.882) | (511.982) | (1.030.345) |

Petrobras and its subsidiaries have close commercial and financial relationships with the international market, and foreign currency operations that suffered from the impact of devaluation of the real (18.67% in relation to the US$), fully recognized under income for the period.

## (a) Taxes and social contributions payable

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Current liabilities** | | | | |
| ICMS - Value-added Tax on Sales and Services | 1.271.106 | 1.191.244 | 1.175.552 | 1.146.942 |
| Income tax | 1.625.990 | 343.514 | 568.250 | 269.258 |
| CSLL - Social Contribution | 398.926 | 9.549 | | |
| COFINS - Tax for Social Security Financing | 574.752 | 536.007 | 472.952 | 518.773 |
| PASEP - Public Service Employee Savings Program | 128.239 | 116.176 | 106.212 | 112.442 |
| Special participation/royalties | 647.574 | 711.733 | 645.955 | 710.413 |
| Other taxes | 211.872 | 139.992 | 99.374 | 75.072 |
| | 4.858.459 | 3.048.215 | 3.068.295 | 2.832.900 |

## (b) Deferred taxes and social contributions

The deferred taxes and social contributions liability of R$ 2.981.830 (R$ 2.614.998 - 2000) are calculated basically on oil and gas exploration and development costs, as permitted by Decree-law 62/66 and article 416 of Decree 3000, of March 26, 1999, on incentivated depreciation and on special restatement - Law 8200/91. These deferred liabilities will be realized over the useful life of the related assets.

At December 31, 2000, Petrobras had loss carryforwards of R$ 1.596.364 for income tax and R$ 882.725 for social contribution. In relation to these tax losses, the Company recorded long-term credits of R$ 478.536. The tax loss carryforwards were fully utilized for income tax and social contribution purposes in the 2001 financial year.

At December 31, 2001, Petrobras also recorded deferred income tax and social contribution of R$ 2.059.574 (1.505.463 - 2000), classified as non-current assets R$ 2.021.861 and R$ 37.713 as current assets. These tax credits may be used to offset future taxable income or in accordance with the realization of the deferred liabilities.

With the NTN-P swap operation and total payment of the debt with Petros (note 3), the yield on these notes, which until then had been deferred for tax purposes, was realized, and the corresponding provision for income tax and social contribution, to the amount of R$ 189.451, transferred to current liabilities.

At December 31, 2001, Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. - TBG, parent company of Petrobras Gás S.A. - Gaspetro, had accrued tax loss carryforwards and negative social contribution bases of R$ 1.177.854 (R$ 528.456 in 2000), which may be offset against future taxable income up to a ceiling of 30% of annual net income, based on Law 9249/95, which the management of TBG believes will take place in the course of the useful life of the Bolívia-Brasil gas pipeline project. However, considering the estimated time available for use of these tax credits, amounting to R$ 388.691 (R$ 201.213 - 2000), the accrued tax credits are not recorded in the consolidated financial statements at December 31, 2001. Recognition of these credits in the books will be re-appraised annually.

In the financial year ended December 31, 2001, Petroquisa returned a gain of R$ 151.034 referring to the reversal of the provision for taxes posted in prior financial years by realising the revaluation reserve reflecting investees, disposed of within the sphere of the National Privatization Program - PND.

After the enactment of Provisional Measure No 2158/2001, it became necessary to appropriate future income tax and social contribution debts derived from income generated abroad, through subsidiaries and controlled companies located abroad. This taxation affects the results since 1996 for income tax and since October 1999 for the social contribution.

This fact formed the basis for the recognition in 2001 of a deferred tax asset derived from the accrued income tax loss and negative social contribution base which had been recorded until that time, since there was no expectation of profitability to enable the tax credits to be offset.

Therefore as of December 31, 2001, the Company (Consolidated) recorded deferred income tax and social contribution liabilities of R$ 231.231 corresponding to income generated abroad.

The reconciliation of the tax credit determined in accordance with statutory rates and the tax credit recorded in 2001 are summarized below:

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Income before social contributions and income tax and after employees' participation | 13.551.002 | 14.128.599 | 13.698.104 | 14.093.641 |
| Income tax and social contribution at nominal rates (34%) | (4.607.341) | (4.803.724) | (4.657.355) | (4.791.838) |
| Adjustments to determine effective rate: | | | | |
| Permanent additions, net | (301.248) | (216.370) | (283.135) | (207.898) |
| Changes in social contribution rate | | (20.543) | | (18.846) |
| Adjustment to participation in the stockholders' equity of subsidiaries and affiliated companies | (201.202) | 51.910 | 773.149 | 425.858 |
| Discount amortization | 268.563 | | 87.283 | |
| Fiscal incentives | 70.900 | 44.522 | 67.545 | 41.763 |
| Provision for the realization of revaluation reserve of companies sold through PND | 151.034 | | | |
| Tax loss carryforwards not recorded | (90.243) | (172.516) | | |
| Credit derived from the inclusion of interest on capital as operating expenses | 734.646 | 634.316 | 608.299 | 616.690 |
| Reversal of income - foreign operations, net of taxes | 382.638 | 100.310 | | |
| Deferred taxes on equity accounting of foreign subsidiaries (MP 2158-35, of August 24, 2001) | (231.231) | | | |
| Other items | (51.881) | 20.554 | | |
| Provision for income tax and social contribution | (3.875.365) | (4.361.541) | (3.404.214) | (3.934.271) |
| Deferred income tax and social contribution | (618.989) | (1.363.925) | (672.365) | (1.268.513) |
| Current income tax and social contribution | (3.256.376) | (2.997.616) | (2.731.849) | (2.665.758) |
| | (3.875.365) | (4.361.541) | (3.404.214) | (3.934.271) |

# 12 Employee benefits

## (a) Pension Plan - Fundação Petrobras de Seguridade Social - PETROS

**The Fundação PETROBRAS de Seguridade Social - PETROS and the current benefits plan (PETROS Plan).**

The principal objective of Petros is to supplement the benefits assured and provided by the social security system to employees of Petrobras, its subsidiaries, affiliated and other companies, and to the employees of Petros itself.

The supplementary plan adopted by Petros for employees of Petrobras and of the majority of its subsidiaries and affiliates (PETROS Plan), is that of defined benefits. At December 31, 2001, the following sponsoring companies belonged to the PETROS Plan: Petróleo Brasileiro S.A. - Petrobras, and the subsidiaries Petrobras Distribuidora S.A. - BR, Petrobras Gás S.A. - Gaspetro, Petrobras Internacional S.A. - Braspetro, Petrobras Química S.A. - Petroquisa, as well as Petroquímica do Nordeste S.A. - Copene, Trikem S.A., ULTRAFÉRTIL S.A., Companhia Petroquímica do Sul - Copesul, Petroflex Indústria e Comércio S.A., Petroquímica União S.A. - Pqu, Nitriflex S.A. - Indústria e Comércio, DSM - Elastômeros Brasil Ltda. and Petros.

In order to achieve its objectives, Petros receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12.93% of the salaries of participants in the plan. As of December 31, 2001, the total of contributions paid corresponding to the group of active participants reached the amount of R$ 240.625 (R$ 210.459 in 2000) in the Consolidated and R$ 218.426 (R$ 195.311 in 2000) in the Subsidiary, and was allocated to the cost of industrial, commercial, research, inspection, drilling and other activities.

The relation between contributions by the sponsors and participants of the PETROS Plan, considering only those attributable to Petrobras and subsidiaries in the 2001 financial year, was 0.96 (0.97 in 2000).

To sustain and stabilize the plan, the charges relating to the total employees existing in Petrobras before the constitution of the Fund (Pre-1970 Group) were separated from the contributing rate applied to the monthly amount of contribution salaries. Since then, by means of an agreement, Petrobras has assumed the funding of benefits paid by Petros to this group of participants, through fixed monthly installments, which during 2000 and 2001, equalled the benefits paid to the Pre-70 Group in the amounts of R$ 484.491 and R$ 483.032, respectively.

The total debt corresponding to the Pre-70 Group agreement, amounting to R$ 5.637.036, reflects an increase in the Parent company's expense of R$ 310.749 (R$ 323.659 - 2000), classified under other net operating expenses. This balance was settled on December 28, 2001 using notes stated in the federal bond swap contract signed between the federal government and Petrobras on the same date (note 3).

On October 16, 2000, Petros signed an adhesion agreement with the subsidiary Petrobras Transporte S.A. – Transpetro, introducing a private defined-benefit pension plan for its employees, called the TRANSPETRO plan, which receives contributions equivalent to 5.32% of the payroll of participants on a monthly basis, which is equal to the value of the contributions made by participants.

### CVM Resolution No. 371

As mentioned in Note 3, on December 31, 2001 Petrobras, its subsidiaries and controlled companies implemented the procedures determined by the Brazilian Securities Commission - CVM by means of Resolution No 371, which regulates the recognition of benefits paid to employees, including pension and current and future retirement benefits to employees, retirees and pensioners.

As of December 31, 2001, based on a report by an independent actuary, Petrobras had a net actuarial liability of R$ 2.740.937 in the consolidated and R$ 2.470.322 in the parent company, representing the difference between the present value of the Company's liabilities related with employee, retiree and pensioner participants and the underlying assets, as shown below:

| | Consolidated | Parent company |
|---|---|---|
| Actuarial commitment | 14.990.098 | 14.106.861 |
| Underlying assets | (12.249.161) | (11.636.539) |
| | 2.740.937 | 2.470.322 |
| Current liabilities | 271.157 | 235.523 |
| Long-term liabilities | 2.469.780 | 2.234.799 |
| | 2.740.937 | 2.470.322 |

The value of liabilities net of deferred income tax and social contribution, to the amount of R$ 2.070.052 in the parent company, was recorded as an adjustment to prior periods, as described in note 3.

The principal assumptions adopted in the actuarial calculation were the following:

| | |
|---|---|
| Method: | Projected credit unit |
| Discount rates: | Inflation + 6% |
| Salary increases: | Inflation + 2% |
| Expected long-term rate of return on assets: | Inflation + 6% |

### Constitutional Amendment No. 20

Evaluation of the Petros costing plan is performed by an independent actuary based on a capitalization system on a general basis.

Computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in CVM Resolution 371), must be equally shared between the sponsor and the participants, as established in Constitutional Amendment No 20.

In this way, if the deficit computed for December 31, 2001, in accordance with the projected credit unit method (CVM Resolution 371), amounting to R$ 2.740.937 in the consolidated and R$ 2.470.322 in the parent company, is reflected as a technical deficit in the methods adopted by the PETROS Plan, resulting in additional financial contributions, these shall be equally divided with the participants.

## New benefits plan (PETROBRAS VIDA Plan)

In May of 2001, the Administrative council of Petrobras approved the creation of a mixed social security plan, for current and new employees, based on a defined contribution for programmable benefits and a defined benefit for risk beneficiaries.

Petrobras decided to adopt a supplementary retirement plan for employees, for the purpose of attracting and retaining qualified professionals with profiles suitable for the current competitive market, in addition to providing a significant reduction in risks to Petrobras in relation to future liabilities of the Fundação Petros, together with greater transparency in the equity position.

The new plan, PETROBRAS VIDA, was approved by the Coordination and Control Department of State Companies (DEST) and by the Supplementary Social Security Department (SPC) in October of 2001, and ratified by the Administrative council of Petrobras.

The rules for the migration process and principal characteristics of the new plan for programmable benefits are described below:

- Migration to the new plan is voluntary.
- In the case of participants that migrate, the benefits (proportional rights at the time of migration) calculated based on the PETROS Plan will be settled by the Company with the foundation, and will be passed on to participants as a proportional benefit as from retirement with a guarantee by the Company (only for those who opt for the settled benefit). The participants that opt to transform the settled benefit into a mathematical reserve will bear the risk.
- The benefits paid by Petros to retirees and pensioners will be updated according to the IPCA - Expanded Consumer Price Index, and will no longer be affected by any alterations made by Petrobras to the salary policy, principally with respect to salary increases. In the case of participants that do not migrate, the linkage rules with salary increases continue to be valid.
- With the new plan, the contribution by Petrobras will be reduced from 12,93% to 8% (on average) on the contribution salary of migrating participants.
- The PETROBRAS VIDA Plan is a defined-contribution plan during the accrual phase, and therefore no deficits will occur during this phase. After concession of the benefit, any deficits will be shared equally between the sponsor and the beneficiaries.

The migration process is currently temporarily suspended, as a result of a judicial ruling by the Regional Federal Court of the 1st Region handed down on January 10, 2002.

Therefore the impact of migration to the new plan will only be computed and recognized in the accounts when the litigation has been defined and the migration process finalized. The impact of migration and cost of the benefits stipulated in the new plan will be valued according to the concept established in CVM Resolution No 371.

If all participants migrate to the PETROBRAS VIDA Plan, as of December 31, 2001 the actuarial commitment (full and proportional benefits to be settled), calculated considering the migration rules and assumptions of the new plan, compared to the commitment for the existing plan, can be demonstrated as follows:

| | **Consolidated** | **Parent company** |
|---|---|---|
| PETROBRAS VIDA Plan | 16.760.809 | 15.814.184 |
| PETROS Plan | 14.990.099 | 14.106.860 |

## (b) Health care benefits - "Assistência Multidisciplinar de Saúde" (AMS)

Petrobras and its subsidiaries maintain a health care benefit plan (AMS) offering defined benefits which cover all employees (active and inactive) together with their dependents. The plan is managed by the Company itself and the employees contribute with a fixed amount to cover the principal risks and part of the expenditure incurred on other types of coverage, according to participation tables based on certain parameters including salary levels.

The Company's commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method.

The health care plan is not funded by collateral assets. Payment of benefits is made by the Company based on costs incurred by the plan participants.

The actuarial gains and losses arising from the differences between the actuarial assumptions and the effectively occurred are respectively included or excluded when defining the net actuarial liability. These gains and losses are amortized during the average remaining service period of the active employees.

The updating of the provision for active employees for the 2001 financial year totaled R$ 232.371 in the consolidated statements and R$ 193.284 in the parent company statements and was absorbed in the costing of the Company's operating activities (R$ 131.868 for the Consolidated and R$ 131.868 for the Parent company) and directly against income (R$ 85.391 for the Consolidated and R$ 61.416 for the Parent company). The updating of the provision for inactive employees, which totaled R$ 340.395 for the consolidated and R$ 322.478 for the parent company during the period, was recorded as other net operating expenses.

As of December 31, 2001, the balance of the provision for expenses with the Health care benefits during retirement for active employees, retired members and dependents, calculated by an independent actuary, totaled R$ 3.270.699 for the consolidated (2000 - R$ 2.865.079) and R$ 3.012.241 for the parent company (2000 - R$ 2.655.999) as demonstrated below:

### (i) Changes in the provision

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Balance at January 1 | 2.865.079 | 2.505.185 | 2.655.999 | 2.330.492 |
| Company contributions | (167.146) | (134.914) | (159.520) | (129.385) |
| Cost incurred for the year | 572.766 | 494.808 | 515.762 | 454.892 |
| Balance at December 31 | 3.270.699 | 2.865.079 | 3.012.241 | 2.655.999 |

### (ii) Provision recorded

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Total actuarial liabilities | 4.522.240 | 3.948.023 | 4.240.583 | 3.681.206 |
| Unrecognized losses | (1.251.541) | (1.082.944) | (1.228.342) | (1.025.207) |
| Net provision | 3.270.699 | 2.865.079 | 3.012.241 | 2.655.999 |

### (iii) Changes in health care costs

Assumed health care costs trend rates have a significant effect on the amounts reported for the postretirement health care plans. A 1% change in assumed health care costs rates would have the following effects:

| | Consolidated | | Parent company | |
|---|---|---|---|---|
| | 1% increase | 1% decrease | 1% increase | 1% decrease |
| Actuarial liability | 684.597 | (557.345) | 634.714 | (518.655) |
| Normal cost | 19.941 | (14.625) | 17.737 | (13.018) |

## 13 Profit - Sharing for Employees and Administrators

Employees' participation in the income or results, according to the provisions of legislation in effect, could be based on voluntary programs maintained by the companies or on agreements with the employees or unions.

Therefore, on 2001, Petrobras, based on a proposal presented to the unions with respect to the 2001/2002 collective bargaining agreement, provided an amount of R$ 416.454 in Consolidated (2000 - R$ 209.598) and R$ 380.000 in the Parent company (2000 - R$ 190.000), for profit sharing of employees and administrators in income (PLR), which includes an amount of R$ 153.852 in the Consolidated and R$ 140.000 in the Parent company already paid in the 2001 financial year. The value of the provision is in accordance with the limits established by Resolution No 10, dated May 30, 1995, issued by the State Company Control Council - CCE.

Administrators' participation in the income or results will be subject to approval at the Ordinary General Meeting to be held on March 22, 2002, in accordance with article 56 of the Company's by-laws and specific federal regulations.

## 14 Stockholders' equity

### (a) Capital

At December 31, 2001, the Company's subscribed and paid-up capital, of R$ 13.033.249, consisted of 634,168,418 common shares and 451,935,669 preferred shares, all book shares with no par value.

On February 22, 2001, the Securities and Exchange Commission accepted the register of the ADR level II program for preferred stock to replace the ADR level I program. Since then, these shares could be traded on the New York Stock Exchange (NYSE). The common stock has been traded on the NYSE since August 2000.

The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred stockholders have priority in the return of capital and in the receipt of a minimum dividend of 5%, calculated based on the capital represented by the preferred shares. The preferred shares participate equally with common shares in capital increases deriving from the capitalization of reserves and income.

The Petrobras management will make a proposal to the Extraordinary Stockholders' Meeting, to be held jointly with the Stockholders' General Meeting on March 22, 2002, to increase the Company's capital stock from R$ 13.033.249 to R$ 16.291.561, by capitalization of the revenue reserve constituted in prior financial years, without issuing new shares, to bring the Company's capital into line with the levels of investment in the oil industry, involving the intensive use of capital and long maturity cycles of operations

### (b) Reserves

**Subsidy reserve - AFRMM**

This reserve represents funds received from freight surcharges levied for the renewal of the Merchant Marine (AFRMM). These funds are used to purchase, enlarge or repair vessels of the fleet, pursuant to Administrative Ruling nº 188 of the Ministry of Finance, dated September 27, 1984.

**Fiscal incentive reserve**

This reserve consists of investments in tax incentives in the Northeast Investment Fund (FINOR), arising from allocations of part of the Company's income tax.

**Revaluation reserve**

This reserve is established in the amount of revaluation of property, plant and equipment recorded by a subsidiary and by affiliated companies of a subsidiary based on independent appraisals.

Realization totaled R$ 7.968 (R$ 9.298 - 2000), in proportion to the sale of interests in affiliated companies of the subsidiary and depreciation of the revalued assets, and was fully transferred to retained earnings.

### Legal reserve

The legal reserve is constituted through an appropriation of 5% of net income for the year, as required by article 193 of Law nº 6.404/76.

### Statutory reserve

This is an appropriation of net income of each year in an amount equivalent to a minimum of 0,5% of paid-up capital at year-end. This reserve is used to fund research and technological development programs. The accumulated balance of the reserve cannot exceed 5% of paid-up capital, according to article 55 of the Company's by-laws.

### Reserve for unrealized earnings

As allowed by article 197 of Law No 6404/76, the object of this reserve is to postpone the distribution of income that economically exists but has not yet been financially realized. When realized, these earnings are transferred to retained earnings and computed in calculating the statutory dividend.

The balance of the reserve for unrealized earnings as of December 31, 2000, to the amount of R$ 2.875.943, included amounts related with realizations of the revaluation reserve resulting from the disposal of interests in subsidiaries and affiliates of subsidiaries to the amount of R$ 956.951, an equity gain amounting to R$ 395.015, and part of the credit balance of monetary restatement of the balance sheet returned up to 1995, unrealized, amounting to R$ 1.523.977.

This balance was fully realized in the 2001 financial year by the receipt of dividends from subsidiaries, principally in the form of notes derived from the privatization of subsidiaries (note 3), from realization of the greater part of the Petroleum and Alcohol accounts balance and others, and was added to basic income for dividend purposes (item d).

### Reserve for retention of earnings

The purpose of this reserve is to strengthening working capital and application in investments, principally in exploration and domestic oil production development, according to Federal Government policies and article 196 of Law nº 6.404/76 (complemented by law 10.303/2001).

The proposal for appropriation of income for the year ended December 31, 2001 provides for retained earnings of R$ 6.524.884, of which R$ 6.129.887 refers to net income for the year and R$ 394.997 to the remaining balance of retained earnings, intended to cover the annual investment program established in the capital budget for 2002, to be approved by the Stockholders' General Meeting on March 22, 2002.

## (c) Prior years adjustment

According to the resolution on the recognition of Employee Benefits (Accounting Standards and Resolutions - NPC No 26), issued by IBRACON and approved by CVM, as described in note 2a, in the 2001 financial year the Company recognized the balance of net actuarial liabilities, net of income tax and social contribution, directly under stockholders' equity, amounting to R$ 2.275.013.

## (d) Dividends

Stockholders are guaranteed a minimum (compulsory) dividend/interest on capital of at least 25% of adjusted net income for the year, calculated according to article 202 of Law No. 6404/76.

The proposal for the total dividend for 2001, which is being submitted by the Petrobras Board of Directors for approval of the stockholders at the OGM to be held on March 22, 2002, amounting to R$ 3.584.143, obeying the by-laws with regard to guaranteed rights of preferred shares (article 5), and distributing to common and preferred stockholders the dividend calculated on the base income for calculation of dividend, as shown below:

| | 2001 | 2000 |
|---|---|---|
| Net income for the year (parent company) | 10.293.890 | 10.159.370 |
| Appropriation: | | |
| Legal reserve | (514.696) | (507.968) |
| | 9.779.194 | 9.651.402 |
| Reversals: | | |
| Reserve for unrealized earnings | 2.875.943 | 40.489 |
| Revaluation reserve | 7.968 | 9.298 |
| Base income for calculation of dividend | 12.663.105 | 9.701.189 |
| Proposed dividend, equivalent to 28,30% of base R$ 3,30 per share (27,86% - 2000 - R$ 2,37 per share), as follows: | | |
| Interest on capital | 2.139.625 | 1.813.794 |
| Dividend | 1.444.518 | 758.884 |
| Proposed dividends | 3.584.143 | 2.572.678 |
| Less: | | |
| Dividends paid in advance: | | |
| Interest on capital | (1.107.826) | |
| Dividends | (106.358) | |
| Restatement of interest on capital and prepaid dividends | (71.905) | |
| | (1.286.089) | |
| Proposed dividends balance | 2.298.054 | 2.572.678 |

Interest on capital of R$ 2.139.625 (R$ 1.813.794 - 2000) were included with the proposed dividend, as established in the by-laws. This interest was accounted for in operating income, as required by fiscal legislation, and reversed to retained earnings, as required by CVM No. 207/96, resulting in an income tax and social contribution tax benefit of R$ 727.473 (R$ 616.690 - 2000).

On August 22, 2001, Petrobras distributed remuneration to stockholders in advance to the amount of R$ 1.214.184, of which R$ 1.107.826 as interest on capital, corresponding to R$ 1,05 for each common and preferred share. These dividends will be deducted from the dividends proposed for the 2001 financial year, monetarily restated using the SELIC rate from the date of payment to December 31, 2001, totaling R$ 1.286.089.

The balance of dividends proposed for the 2001 financial year to the amount of R$ 2.298.054, equivalent to R$ 2,12 per share, includes a portion of interest on capital of R$ 966.633, approved by the Board of Directors on December 20, 2001, subject to withholding tax at the rate of 15%, except for untaxed or exempt stockholders, as established by Law No 9249/95. These amounts will be monetarily restated as from December 31, 2001 up to the initial date of payment, according to the variation in the SELIC rate.

In addition, considering the policy of transparent management adopted by the Company and in order to strengthen relationships and the confidence of stockholders, investors and the market in general, the Board of Directors of Petrobras is proposing, subject to approval by the stockholders' general meeting, supplements to the dividends payable to untaxed and tax-exempt stockholders for the 1998, 1999 and 2000 financial years, to the amounts of R$ 43.452, R$ 40.275 and R$ 130.171 (equivalent to R$ 0,064, R$ 0,064 and R$ 0,25 per share) respectively, totaling R$ 213.898, which are identical to the amounts added to the dividend on account of compensating income tax withheld at source for the payment of interest on capital allocated to the taxed shareholders, which were already paid, as a result of the interpretation of CVM Resolution No 207/96, which determines that interest paid or credited may only be imputed to the minimum compulsory dividend at the value net of withholding tax.

These amounts will be monetarily restated at the Selic rate as from December 31 of each corresponding financial year to the date of initial payment, and as of December 31, 2001, corresponded to R$ 75.198, R$ 55.493 and R$ 152.717, referring to the 1998, 1999 and 2000 years respectively.

Only stockholders that are untaxed or exempt will receive the supplement of the dividend for the purpose of withholding income tax on interest on capital, stated in the stock position on the date of the general meeting that approved the dividends for each financial year. The remaining stockholders have already received this portion together with the minimum compulsory dividend for the year.

The procedure adopted is in agreement with the recommendation of the Brazilian Securities Commission - CVM in December of 2001.

# 15 Contingencies

## (a) Judicial actions

The Company and its subsidiaries are a defendant in numerous legal actions arising in the normal course of business. Based on the advice of its internal legal counsel and management's best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. On December, 31 the following presents these accruals by the nature of the claim:

| | 2001 | 2000 |
|---|---|---|
| Labor claims | 20.308 | 18.395 |
| Fiscal claims | 22.735 | 16.009 |
| Civil claims | 190.139 | 130.125 |
| | 233.182 | 164.529 |

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, a former subsidiary of Petrobras, in the federal court of the State of Rio de Janeiro seeking approximately R$ 1.044.180 in alleged damages and lost profits relating to Petromisa's rescission of a contract to develop a potassium salt mine. The plaintiff's claims are based on its alleged investment in the development of the project and related loss of expected profits. Petrobras has been brought into the lawsuit because of its relationship with Petromisa. However, Petromisa was statutorily dissolved by the Federal Government as part of a privatization program and, under Brazilian law, all of its obligations should have been transferred to the federal government. Therefore, Petrobras maintains that any indemnity payable by the dissolved subsidiary should be borne by the Federal Government, rather than by Petrobras. Accordingly, the Federal Government has been brought into the lawsuit as a party to the litigation. On August 10, 1999, the trial judge dismissed most of the plaintiff's claims, and ordered Petrobras to indemnify the plaintiff only with respect to its preliminary research expenses. Once the amount of the award is determined, an additional amount equal to ten percent (10%) of the award in respect of attorney's fees will be added. There has been no condemnation as to the lost profits, as requested by the plaintiff. The total amount eventually payable would be adjusted for inflation and would bear interest at a per annum rate of 6%, which would be applied from the date of the commencement of the action. In September 1999, both parties to the lawsuit appealed to the federal appeals court in the State of Rio de Janeiro. Both appeals are still pending. Based upon the opinion of its internal legal counsel, management does not consider the risk of loss to be probable and, accordingly, has not recorded an accrual for this contingency.

On August 8, 1993, Indústria Bahiana de Adubos, Importação e Exportação Ltda. filed a lawsuit against us in the state court of Bahia claiming approximately R$ 290.463 in damages. The claim is based upon Petrobras' refusal to sell fertilizers to the plaintiff due to the plaintiff's payment default under prior contracts with Petrobras. The plaintiff claims that such a refusal harmed its financial condition and, ultimately, caused its bankruptcy. On December 9, 1993, the trial court decided in favor of the plaintiff. However, we appealed and the decision was reversed by the State Court of Appeals. Subsequently, the plaintiff filed a request for clarification (embargos de declaração) with the court; however, on September 26, 1998, the court upheld its decision. On August 31, 1999, the plaintiff appealed (recurso especial) to the Brazilian Superior Court of Justice (Superior Tribunal de Justiça). Based on the willingness of the Brazilian Superior Court of Justice to hear the plaintiff's appeal, management considers the risk of loss with respect to this lawsuit to be reasonably possible. Accordingly, management has not recorded an accrual for this contingency.

On June 8, 1999, the Third Civil Court of the Justice Tribunal of the State of Rio de Janeiro, ruled in favor of Petrobras' appeal to consider extinct, without judgement on the merit, the suit filed by a minority stockholder of Petroquisa, claiming that Petrobras should indemnify that subsidiary for supposed losses caused by the privatization of its investments in subsidiaries and associated companies, alleging abusive exercise of its controlling power.

However, the plaintiffs in the suit filed a motion for clarification of judgment, resulting in a change in the previous judgment and a new decision, in the same Third Civil Court that heard the appeal, by a majority of votes, declaring that Petrobras has a legitimate interest in contesting the suit.

As a result of this decision, on February 23, 2000, Petrobras filed motion to reverse or annul, and the Sixth Group of Civil Court of Appeals of Rio de Janeiro unanimously approved a point of order deciding that this motion should only be considered after judgment of the merit of the appeal, which is still pending examination by the Third Civil Court. This decision was published in the Official Daily Government Newspaper of the State of Rio de Janeiro on October 3, 2000, whereupon the records were returned to the Third Civil Court. Based on the opinion of its internal legal counsel, the Company considers the possibility of the loss of this legal case to be remote.

**Search and apprehension of ICMS tax payments considered to be not due/taxpayer substitution**

Petrobras was sued in court by certain small oil distribution companies under the allegation of does not pass on to state governments the Value-added Tax on Sales and Services (ICMS) retained according to the legislation at the time of selling fuel. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total value of the suits, of around R$ 927.363 up to December of 2001, around R$ 76.015 was effectively withdrawn from the Company's accounts as a result of judicial rulings of advance relief.

Petrobras , with the support of the state and federal authorities, has succeeded in impeding the execution of other withdrawals, and is making all efforts possible to obtain reimbursement of the amounts that were improperly withdrawn from its accounts.

## (b) Environmental issues

The Company is subject to various environmental laws and regulations. These laws regulate activities involving the unloading of oil, gas and other materials, and establish that the effects caused to the environment by Company operations should be remedied or mitigated by the Company.

On October 18, 2001, 392 thousand liters of naphtha leaked into the sea at the exit from the port of Paranaguá, as a result of a collision between the vessel Norma, owned by Transpetro, and a rock. The accident, attributed to incorrect positioning of the signaling buoys at the site, did not cause any significant damage to the environment. Even so, Petrobras was R$ 50 fined by the port authorities and R$ 5.000 by Ibama, and has appealed against both fines.

On February 16, 2001, a spill occurred as a result of a pipeline rupture resulting from an unusual movement of the soil causing a release of approximately 340 barrels of fuel oil. The Company was fined approximately R$ 174.030 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which the Company is currently contesting. On March 15, 2001 a spill resulting from the accident involving the P-36 platform occurred, causing a release of 78.400 barrels of diesel fuel and crude oil. The Company was fined by the Brazilian Environmental Institute (IBAMA) R$ 7.000 in April 2001 for the spill and the improper use of chemicals to disperse the oil. The Company is currently contesting this fines.

With respect to the January 18, 2000 Guanabara Bay oil spill, the Rio de Janeiro State Prosecutor filed a criminal lawsuit against the Company on January 19, 2001, alleging environmental crimes that gave rise to the oil spill. Additionally, the Federal Prosecutor filed criminal lawsuits against the president of the Company and 9 other employees. These suits were combined under the suit filed by the Federal Prosecutor during the first quarter of 2001. This lawsuit could result in the imposition of additional fines against the Company and/or a judicial order requesting the Company to perform services to improve the environment. The Company is currently contesting the legal basis for the criminal lawsuit and cannot predict if the outcome of these proceedings will have a material adverse affect on the operations of the Company.

With respect to the July 16, 2000 oil spill at the Presidente Getúlio Vargas refinery, the Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking R$ 2.707.907 in damages. The Company has filed its response to this action. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company.

## 16 Guarantees on concession contracts for oil exploration

Petrobras provided guarantees to the National Petroleum Agency (ANP), in guarantee for the minimum exploration program defined in the concession contracts for exploration areas, totaling R$ 1.582.638. Out of this total, R$ 1.473.000 thousand represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which Petrobras has already made commercial discoveries or made investments with effect from the time when law nº 9478 of August 6, 1997 came into force. For areas whose concessions were obtained by bidding from the ANP, Petrobras has given guarantees to a total of R$ 109.638, up to December 31, 2001.

## 17 Segmentation of business

Petrobras is a company that operates in an integrated manner, and consequently not all business segments generate material operating revenues with third parties, and the greater part of the production of crude oil and gas of the Exploration and Production Segment is transferred to other segments of Petrobras.

In the statement of segmentation, the Company's operations are presented according to the new Organization Structure approved on October 23, 2000 by the Board of Directors of Petrobras, comprising the following business units:

(a) Exploration and production: explores, develops reserves and produces oil and gas in Brazil, and also sells oil and gas in the domestic and foreign markets;

(b) Supplies: comprises the refining, logistics, transport and sales activities for oil products and alcohols, in addition to petrochemicals, through various interests in petrochemical companies in Brazil and two fertilizer plants owned by the Company;

(c) Distribution: represented by BR, responsible for the distribution of oil products and alcohols in Brazil;

(d) Gas and Energy: comprises the transport and sales activities of natural gas produced in Brazil or imported, and in the future, the sale of electricity acquired in Brazil. It also includes shareholdings in natural gas transporters, state natural gas distributors and thermo-electric plants;

(e) International: covers the oil and gas exploration and production activities, supply of gas and energy in thirteen countries around the world.

Items not identified with the other segments are allocated to the group of corporate bodies, notably those linked to the corporate financial management of the Company.

The accounting information per business segments was prepared based on the assumption of controllability, with a view of attributing to the business segments the items over which these segments have effective control.

We set forth below the main criteria used in separating the businesses:

(a) Net operating revenue: these were considered to be the revenues from sales to foreign clients, plus billing between the business segments, based on the internal transfer prices established by the areas.

(b) The operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment.

(c) Assets: covers the assets referring to each segment.

## 18 Risk management policy

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is evolving under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

The Company protects its assets using a composite insurance system, according to the characteristics of the assets and nature of the risks covered.

### (a) Management of market risks - oil and by-products

Petrobras system uses the futures markets for the purpose of predetermining prices and/or margins for commercial operations in the crude oil and oil products sector, with the overall objective of reducing its risks. These operations are always tied to actual physical transactions, that is, they are hedge transactions (not speculative), in which all positive or negative results are offset by the reverse results of the actual physical market transaction.

For the year ended December 31, 2001, hedge transactions were carried out for 21% (13.85% - 2000) of the total volume sold (import and export). At December 31, 2001 the open positions on the futures market when compared to their market value, represented a negative result of approximately R$ 12.976, if liquidated on that date.

In addition, a long-term hedge operation was effected by the sale of put options for 52 million barrels of WTI oil over the period from 2004 to 2007, to obtain price protection for this quantity of oil to provide the funding institutions of the Barracuda / Caratinga project with a minimum guaranteed margin to cover servicing the debt. As of December 31, 2001, this transaction, if settled at market values, would generate a gain of R$ 11.306.

### (b) Management of exchange risks

In 2000, Petrobras contracted hedge operations to cover "Notes" issued abroad in Yen, Italian lira and Austrian shilling, in order to reduce its exposure to the appreciation of these currencies in relation to the U.S. dollar.

The hedge operations are known as "Zero Cost Collar" purchase and sale of options, with no initial cost, and establish a minimum and a ceiling for the variation of one currency against another, limiting the loss on the devaluation of the U.S. dollar, while making it possible to take advantage of some part of the appreciation of the future curve of the American currency.

The hedges of the loans in Italian lira and Austrian shilling were based on the EURO, as the two currencies will only be circulated through February 28, 2002.

The liquidation of these hedge transactions takes place on each of the due dates of the installments of interest and principal of the loans, based on the difference in U.S. dollars between the value of the floating exchange rate on the REUTERS "FEDSPOT" page and the minimum or ceiling, as applicable.

The outstanding hedge currency transactions at December 31, 2001 amounted to R$ 1.197.519. If these purchase and sale options were to be liquidated, considering the market value at December 31, 2001, a net loss of approximately R$ 277.789.

Any other financial instruments, where applicable, are reported in the corresponding explanatory notes

### (c) Interest Rate Risk Management

The Company's interest rate risk is a function of the Company's long-term debt and, to a lessor extent, short-term debt. The Company's foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company's floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivative instruments designed to protect against interest rate fluctuations and may use these instruments in the future.

### (d) Insurance

Petrobras, its subsidiaries and affiliated companies adopt a Mixed System to protect their assets, using both insurance and self-insurance, according to the characteristics of the assets, their significance and replacement value and the risks to which they are exposed, in accordance with legal, contractual and technical fundamentals.

The principal data relating to insurance coverage at December 31, 2001, is summarized below:

| Assets | Type of coverage | Amount insured | |
|---|---|---|---|
| | | Consolidated | Parent company |
| *Installations, equipment and inventories* | Fire and sundry risks | 32.916.103 | 31.411.336 |
| Tankers and auxiliary vessels | Hulls | 1.924.637 | 1.146.143 |
| Fixed oil platforms, floating production systems and maritime drilling units | Oil risks | 16.855.715 | 16.855.715 |
| | | 51.696.455 | 49.413.194 |

Petrobras and its subsidiaries maintain insurance cover for all cargo carried by vessels and vehicles in Brazil and abroad.

## 19 Environment

One of the principal targets of the Petrobras Program for Excellence in Environmental Management and Operating Safety was achieved on December 28 with the completion of certification of the company's 35 operating units under the ISO 14001 (environmental) and BS 8800 or OHSAS 18001 (health and safety) standards. The last units certified were the Nitrogenated Fertilizer Plants (Fafen) located at Camaçari, Bahia, and Laranjeiras, Sergipe.

The certification, conceded according to international standards, prove the existence at the Petrobras units of an integrated safety, environmental and health management system committed to the prevention of accidents, respect for the legislation and constant improvement of environmental performance.

With the new certification, Petrobras now holds almost 10% of all the environmental certifications currently granted in Brazil based on the ISO 14001 standard. It is also one of the first companies in the global oil sector to have all its units certified, involving downstream, upstream, engineering and research activities.

On December 4, 2001, Petrobras launched the Operating Excellence Program for offshore activities, the object of which is to make the company's offshore operations continually safer. Amongst other topics, the Program addresses design engineering, safety, stability and ballast, maintenance, operation and human resources.

On December 7, 2001, Petrobras signed an agreement with the government of the state of São Paulo, through the Metropolitan Water and Sewerage Company, by means of which it will invest R$ 40.000 in the first phase of treatment by flotation of the River Pinheiros water, over a 6 km section between the Billings reservoir and João Dias Bridge in the São Paulo capital.

For the second year running, Petrobras was awarded the Top Ecology Prize at the end of the year, which is one of the most important awards in the country in the environmental field, awarded by the Brazilian Association of Sales and Marketing Executives (ADVB). The projects contemplated were: the first fuel pump in the country driven by solar energy, which began operations at the end of August in Rio de Janeiro, and the Marambaia Project, which in partnership with the Federal University of Ceará, is aimed at increasing the productivity of non-intensive fishing in municipalities of Ceará and Rio Grande do Norte.

Since it reduced the number of work accidents during three successive years, the Petrobras Shale Processing Unit (SIX) was also awarded a prize in November 2001 by the Brazilian Safety Agency. The unit obtained the best performance in safety and health amongst the various companies in the country operating in the mining of non-metallic minerals.

In the 2001 financial year, the funds allocated to improvements in the safety, environmental and health areas within the Company's Environmental Excellence Program totaled R$ 811.057.

## 20 New gas industry environment - natural gas billing system applicable to thermoelectric power plants participating in the Priority Thermoelectricity Program - PPT

On June 1, 2001, the Ministry of Energy and Mines and the Ministry of Finance released Interministerial Administrative Rule nº 176, establishing the maximum natural gas sales price to be practiced by thermoelectric power plants included in the Federal Government's Priority Thermoelectricity Program and which start commercial operations by June 30, 2003. The maximum price will apply to a limit of 40 million cubic meters of natural gas per day to be sold to all eligible thermoelectric power plants. Each eligible thermoelectric power plant will be entitled to purchase natural gas for a twelve-year period, at prices established according to the following mechanism.

A base price, fixed in reais per MMBTU (thermal energy), will be defined for each consecutive twelve-month period, based on the translation of a reference price in U.S. dollars per MMBTU at the exchange rate in force at the beginning of the twelve-month period.

This base price, fixed in reais, will be restated annually at (i) the variation of the U.S. dollar exchange rate and the U.S. inflation rate, applicable to the portion relating to imported gas, and (ii) at the General Market Price Index - IGPM variation, applicable to the portion relating to national gas, defined in the Administrative Rule as 80% and 20%, respectively, of the total natural gas mix volume to be supplied to the thermoelectric power plants.

During each twelve-month period, for each natural gas invoice and exclusively for the portion of the fixed base price relating to imported gas, the supplier will calculate positive or negative differences, considering the exchange rate devaluation or appreciation respectively, between the fixed amount in reais and the reference price in dollars translated to reais at the exchange rate in force on the date of issue of the invoice.

The accumulated differences at the end of the twelve-month period for each thermoelectric power plant will be increased by financial charges which consider both the accrued SELIC rate and the projection of the SELIC rate for the next twelve-month period. This amount will then be divided by the volume of gas established in the take-or-pay contract for the subsequent twelve-month period, and the resulting unit value will be included in the price to be practiced over this new twelve-month period.

Possible differences which fail to be offset by the supplier over the subsequent twelve-month period will be compensated in the next twelve-month period, including the related financial charges.

The Priority Thermoelectricity Program specifically establishes that the thermoelectric power plants may transfer to their end consumers any maximum price changes arising from the above described adjustments.

We are unable to anticipate the impact of this price regulation on our financial position and operating results.

## 21 Expenses on non-programmed stoppage

From October 24 to 28, 2001, Petrobras main activities were stopped due to an employee strike. Consequently, the oil production in Brazil decreased by some 60%, mainly on the Campos Basin platforms. With regard to oil refining in Brazil, national production decreased by 5%.

The financial effects of this stoppage on the Company's results for 2001 totaled R$ 76.864.

## 22 Remuneration of parent company directors and employees

The Petrobras Career Plan, the Benefits and Advantages Plan, and specific legislation establish criteria for remuneration of Company employees and directors.

In 2001, the highest and lowest salaries for employees occupying permanent jobs, relative to the month of December, were respectively R$ 24.063,42 and R$ 670,37 (R$ 22.616,00 and R$ 643,85 in 2000). The average salary for that month was R$ 3.711,25 (R$ 3.330,89 in 2000).

With regard to Company directors, the highest remuneration in 2001, again based on the month of December, was R$ 27.672,93 (R$ 26.008,40 - 2000).

# Board of Directors

**José Jorge de Vasconcelos de Lima**
*President*

**Eleazar de Carvalho Filho**
*Advisor*

**Francisco Roberto André Gros**
*Advisor*

**Gerald Dinu Reiss**
*Advisor*

**Jaime Rotstein**
*Advisor*

**Jorge Gerdau Johannpeter**
*Advisor*

**Pedro Pullen Parente**
*Advisor*

**Zenildo Gonzaga Zoroastro de Lucena**
*Advisor*

# Executive Board

**Francisco Roberto André Gros**
*President*

**Antônio Luiz Silva de Menezes**
*Director*

**Irani Carlos Varella**
*Director*

**João Pinheiro Nogueira Batista**
*Director*

**Jorge Marques de Toledo Camargo**
*Director*

**José Coutinho Barbosa**
*Director*

**Rogério Manso da Costa Reis**
*Director*

**Marcos Menezes**
*Accountant*
*CRC.RJ 35.286/0-1*

# Financial Analysis and Financial Statements

*At December 31, 2001 and 2000*

According to accounting principles generally accepted in the United States of America – US GAAP

(A free translation of the original report in portuguese)

PETROBRAS

# Financial Analysis

You should read the financial analysis together with the audited consolidated financial statements of Petrobras and its subsidiaries as of December 31, 2001 and 2000 and the accompanying notes thereto prepared in accordance with accounting principles generally accepted in the United States of America.

## 1 Financial Highlights

| | US$ million (except earnings per share or unless otherwise noted) | |
|---|---|---|
| | Year ending | |
| | 12.31.2001 | 12.31.2000 |
| **Income statement data** | | |
| Sales of products and services | 34,145 | 35,496 |
| Net operating revenues | 24,549 | 26,955 |
| Income from operations (1) | 9,685 | 11,217 |
| Financial expenses, net | (348) | (371) |
| Net income | 3,491 | 5,342 |
| Basic and diluted earnings per share | | |
| Common and Preferred | 3.21 | 4.92 |
| **Balance sheet data** | | |
| Total assets | 36,864 | 39,136 |
| Total debt (2) | 14,010 | 13,140 |
| Current | 3,019 | 4,881 |
| Long-term | 10,991 | 8,259 |
| Net debt (3) | 6,500 | 7,314 |
| Shareholders' equity (4) | 13,247 | 14,705 |
| Total capitalization (4) (5) | 27,257 | 27,845 |
| **Other data** | | |
| Gross margin (%) (6) | 47.8 | 50.1 |
| Operating margin (%) (7) | 39.4 | 41.6 |
| Net margin (%) (8) | 14.2 | 19.8 |
| Adjusted EBITDA (9) | 6,877 | 10,170 |
| Debt to equity ratio (10) | 64% | 62% |

*Notes:*

*(1) Income from operations is calculated as net operating revenues (before elimination of intersegment revenues) less: cost of sales, depreciation, depletion and amortization, exploration, including dry holes, and impairment for the Exploration and Production, Supply, Gas and Energy, Distribution and International segments.*

*(2) Total debt includes short-term debt, long-term debt, capital lease obligations and project financings.*

*(3) Net debt is calculated as total debt less cash and cash equivalents. At December 31, 2001, this item excludes Junior Notes in the amount of US$ 150 million.*

*(4) Shareholder' equity includes a loss in the amount of US$ 1,867 million related to an "Amount not recognized as net periodic pension cost". This item would decrease if the discount rate assumption for determining the expense and liability related to the Company's pension plan were to be increased. Petrobras and its actuarial consultants are currently reviewing the basis for estimating the assumed discount rate in light of the recent development of a secondary bond market in Brazil for high grade long-term government securities. As insufficient evidence is available at December 31, 2001 to support a change, Petrobras chose conservatively, not to change discount rate assumption. In the event the rate of return offered by these securities (nominal rate of 15.5% at December 31, 2001) is deemed to be consistent with the requirements of SFAS N°. 87, and subsequent interpretations, for measurement of defined benefit obligation, Petrobras may adopt a different discount rate assumption in the future. See note 14 to the Petrobras Consolidated Financial Statements as of December 31, 2001.*

*(5) Total capitalization means shareholders' equity plus total debt. The Company's expects that its total capitalization would increase if the discount rate assumption for determining the expense and liability related to its pension plan were to be increased, although its annual employee benefit expenses for the subsequent years would also increase.*

*(6) Gross margin is calculated as net operating revenues less cost of sales divided by net operating revenues.*

*(7) Operating margin is calculated as income from operations divided by net operating revenues.*

*(8) Net margin is calculated as net income divided by net operating revenues.*

*(9) Adjusted EBITDA is calculated as income before income taxes and minority interest less: financial income, equity in results of affiliated companies, plus monetary and exchange variation on monetary assets and liabilities, net, financial expense and depreciation, depletion and amortization.*

*(10) Debt to equity ratio is calculated as current liabilities plus long-term liabilities divided by the sum of total liabilities and total stockholders' equity.*

### Net Income

Petrobras recorded net income of US$ 3,491 million in 2001. The main factors that affected this net income were:

- An increase in production of crude oil, NGLs and natural gas, generating an increase in the share of Brazilian oil processed by Petrobras' refineries (76% during 2001, as compared to 75% in 2000), resulting in a better cost-structure profile;
- Tax benefit (decrease in provision for income tax and social contribution) in the amount of US$ 307 million, due to the deductibility, as permitted by law, of the provision for stockholders' remuneration as interest on capital;
- A gain of US$ 89 million related to the sale of Petrobras U.K.;
- A gain of US$ 500 million related to the acquisition of Eg3 in the asset exchange of business with Repsol-YPF;
- A decrease in realization prices (average of US$ 30.33 per bbl in 2001 compared with an average of US$ 34.61 per bbl in 2000), consistent with the decrease in international prices for oil products;
- A loss recorded due to the sinking of Platform P-36 in the amount of US$ 155 million;
- A provision for losses on uncollectable accounts relating to the construction/conversion of platforms P-36, P-37, P-38 and P-40 in the amount of US$ 394 million;
- An increase of approximately US$ 120 million in Petrobras' cost of sales, related to an increase in government take (which means royalties, special government participation and rental of areas), attributable, primarily, to an increase in production;
- A 15.73% devaluation of the Real against the US dollar in 2001, generating an expense with net exchange variations, mainly on financing, of US$ 915 million during the year;
- A write-off in the amount of US$ 194 million in respect of exploratory dry holes and uneconomical wells;
- A provision of US$ 214 million for employees' participation in the income/results for the year ended 2001;
- A US$ 405 million expense relating to the reduction in the balance of the Petroleum and Alcohol Account resulting from the completion of the certification of the balance of the account by the Brazilian Government for the period from April 1, 1992 to June 30, 1998; and
- A loss on Government securities, in the amount of US$ 1,099 million related to the fair market valuation of the NTN-B bonds received in exchange for NTN-P bonds previously held to maturity by the Company and recorded at face value. The NTN-B bonds were transferred to Petros, Petrobras' pension plan, in order to decrease a corresponding contingent liability.

## 2 Analysis of Financial Condition and Results of Operation

### Price Regulation and Other Government Policies

Petrobras' financial condition and results of operations have been, and may continue to be, impacted by political and economic conditions in Brazil.

Until January 1, 2002, when price deregulation for oil and oil products was fully implemented, Petrobras' financial condition and results of operations reflected the effects of governmental policies that were maintained, changed or implemented to:

- impose, modify or remove controls on the prices Petrobras charge for Petrobras' products;
- promote increased consumption of certain products; and
- influence consumer choices among products.

These governmental policies, in turn, reflected the Brazilian Government's programs to address prevailing conditions in the Brazilian economy, including the level of inflation and the level of gross domestic product.

Prior to January 1, 2002, because regulation of oil product prices was one of the tools available to the Brazilian Government for the control of inflation, the Brazilian Government periodically changed the prices at which Petrobras could sell Petrobras' products based upon political and economic conditions in Brazil.

### Pre-July 1998 regulations

Prior to July 29, 1998, this regulation took the form of:

- ☐ controls over the prices at which Petrobras could sell its products, which did not reflect prevailing international prices;
- ☐ transportation cost equalization subsidies known as Frete Para Uniformização de Preços (FUP), in the case of transportation subsidies for oil products, and Frete para Uniformização de Preços do Álcool (FUPA), in the case of transportation subsidies for fuel alcohol, which generally had an adverse impact on Petrobras' cash flows;
- ☐ regulation of the cost at which Petrobras could record its imports of crude oil and oil products, which impacted its recorded cost of sales; and
- ☐ a requirement that Petrobras act as administrator for the fuel alcohol program for the government.

### Regulations between July 1998 and December 2001

As a part of the process of deregulation of the Brazilian oil and gas sector, effective from July 29, 1998 through December 31, 2001, the Brazilian Government changed its price regulation policies. The regulations:

- ☐ continued to control the prices at which Petrobras could sell Petrobras' oil products, which determined the amount recorded as sales of products and services;
- ☐ eliminated FUP/FUPA as fixed components;
- ☐ introduced a new methodology for determining Petrobras' net operating revenues that reflected prevailing international prices and the Real/US dollar exchange rate;
- ☐ eliminated regulation of the cost of imported crude oil and oil products recorded in cost of sales; and
- ☐ continued to require that Petrobras act as administrator for the fuel alcohol program for the Brazilian Government.

Between July 1998 and December 2001, the Brazilian Government set Petrobras' sales prices on the basis of political and economic conditions in Brazil. Accordingly, the Brazilian Government set the prices that Petrobras were allowed to charge distributors for diesel, gasoline and LPG until January 2, 2002, when all price controls for oil and oil products ended in accordance with Law Nº 9,990. During fiscal year 2001, the percentage of Petrobras' sales of products and services representing sales of price controlled oil products was approximately 73%, as compared to 80% during fiscal year 2000.

As part of the process of deregulation, in July 29, 1998 the Brazilian Government introduced a program to calculate a realization price (Preço de Realização), or PR, for oil products Petrobras sold, which was the basis on which Petrobras were required to calculate Petrobras' net operating revenues. The realization price for each of Petrobras' principal oil products was determined on the basis of a pricing formula established by the Brazilian Government that, with a lag of approximately one month, reflected changes in the Real/US dollar exchange rate, international market prices for the relevant benchmark products and applicable import tariffs. Net operating revenues is the sum of the products obtained by multiplying the realization price for each oil product by the volume of each such oil product sold. The amount obtained from subtracting net operating revenues from sales of products and services (net of value added and other taxes on sales and services) was recorded as the Parcela de Preços Específica, or PPE, which was presented as an adjustment to sales of products and services. The amount of PPE for any period increased or decreased the balance of the Petroleum and Alcohol Account, and this process had the result of decreasing or increasing Petrobras' net available cash.

Although the FUP/FUPA programs ended in July 1998, the Brazilian Government continued to reimburse certain fuel transportation and other eligible costs, through Petrobras, to the Company and distributors (including BR), which reimbursements were eliminated in December 2001. As of December 31, 2001, Petrobras received the right to reimbursement for coastal and pipeline transportation costs of fuel oil and LPG, and distributors (including BR) continued to receive reimbursement for transportation costs of aviation fuel, diesel, LPG and fuel oil to certain municipalities in the northern and midwestern regions of Brazil. The impact of Petrobras' role as administrator of these subsidies was solely reflected in the Petroleum and Alcohol Account described below on Petrobras' balance sheet and in increases or decreases in that account on Petrobras' statement of cash flows. The funds Petrobras and BR were entitled to receive as reimbursement for transportation costs under these subsidies reduced the amounts Petrobras recorded in selling, general and administrative expenses in respect of transportation costs, thus increasing the Petroleum and Alcohol Account.

On January 4,2001, the Ministry of Mines and Energy and the Ministry of Finance adopted a new methodology for establishing the prices Petrobras were required to charge for diesel, gasoline and LPG pursuant to Portaria Interministerial Nº 2. Under this new methodology, the prices for these oil products were required to be adjusted on the fifth business day of April, July and October 2001 on the basis of a readjustment factor (índice de reajuste), or IR, calculated on the basis of a formula that reflects changes in the Real/US dollar exchange rate and the prevailing international prices of Brent cruse during the preceding quarter. If the IR was positive, the Brazilian Government would establish an increase in price for any of these products lower than that which would result from application of the readjustment factor. If the IR was negative, the Brazilian Government would only establish a smaller price decrease for a product than would result from application of the readjustment factor if the average price (Parcela de Preço Específica), or PPE, for the product during the preceding quarter was negative.

Applying this methodology, the Brazilian Government imposed the following changes to the prices that Petrobras were allowed to charge distributors:

- on April 6,2001, gasoline and diesel sales prices were reduced by 5.51% and 3.63%, respectively;
- on July 6,2001, gasoline, diesel and LPG sales prices were increased by 10.42%, 8.27% and 4.34%, respectively; and
- on October 5,2001, gasoline, diesel and LPG sales prices were increased by 4.08%.

Until December 31, 2001, Petrobras occasionally purchased and sold hydrated alcohol at the direction of the Brazilian Government through government auctions and recorded the net effect of Petrobras' fuel alcohol commercialization activities as an increase or decrease to the Petroleum and Alcohol Account, with an offsetting adjustment to cost of sales. ANP, pursuant to Administrative Rule 301, dated December 18, 2001, authorized the Company to export, either in its natural state, or mixed with gasoline, the portions of inventory of fuel alcohol in Petrobras' possession that were not purchased in collaboration with the Conselho Interministerial do Açúcar e do Álcool (CIMA). In addition, the Brazilian Government is considering ways to facilitate Petrobras' disposition of fuel alcohol inventories acquired by the Company through December 31, 2001.

### Post-December 31,2001 regulations

Pursuant to the Oil Law and subsequent legislation, the oil and oil products markets in Brazil were opened in their entirety beginning January 2,2002. As part of this action:

- the Brazilian Government deregulated sales prices for oil and oil products and , as a consequence, realization prices and the PPE were eliminated; and
- the Contribution for Intervention in the Economic Domain (CIDE), a per-transaction payment to the Brazilian Government required to be made by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on volume, was established.

## Results of Operations for the Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

### Revenues

As discussed above, Petrobras' consolidated sales of products and services and net operating revenues were influenced by price regulation policies established by the Brazilian Government during 2000 and 2001.

Petrobras' consolidated sales of products and services decreased to US$ 34,145 million for the year ended December 31, 2001, as compared to US$ 35,496 million for the year ended December 31, 2000. This decrease is primarily attributable to:

- the effect of the 16% devaluation of the Real against the US dollar during the year ended December 31, 2001, which resulted in a decrease of approximately US$ 7,064 million in Petrobras' sales of products and services; and
- a decrease in international sales prices for oil products from December 31, 2000 through December 31, 2001, which resulted in a decrease of approximately US$ 594 million in sales of products and services outside Brazil.

This decrease was partially offset by:

- the increases granted by the Brazilian Government in the prices Petrobras was allowed to charge for its basic oil products in Brazil during 2001, including aggregate increases of 9.1% in the price of gasoline, 8.6% in the price of diesel, 10.4% in the price of aviation fuel and 4.8% in the price of fuel oil, which resulted in an increase of approximately US$ 5,446 million in sales of products and services; and
- an increase in revenues from sales outside Brazil of approximately US$ 861 million primarily attributable to an increase in the Company's sales volume in the international market.

The following amounts collected by Petrobras on behalf of the federal or state governments are included in sales of products and services:

- Value added and other taxes on sales of products and services, which include a value added tax that is collected on behalf of the state governments and social security contributions, which are referred to as COFINS and PASEP. These taxes decreased to US$ 8,627 million for the year ended December 31, 2001, as compared to US$ 8,829 million for the year ended December 31, 2000. This decrease was primarily due to the effect of a 16% devaluation of the Real against the US dollar during the year ended December 31, 2001, that was partially offset by an increase in the applicable COFINS and PASEP rates. Until June 30, 2000, the applicable PASEP and COFINS rates were 0.65% and 3%, respectively. As from July 1, 2000, the PASEP and COFINS rates began to be differentiated by product as follows:

| | Applicable Rate | |
|---|---|---|
| **Product** | **PASEP** | **COFINS** |
| Gasoline | 2.70% | 12.45% |
| Diesel | 2.23% | 10.29% |
| LPG | 2.56% | 11.84% |
| Fuel alcohol | 1.46% | 6.74% |

- Specific parcel price, PPE, amounted to a positive US$ 969 million for the year ended December 31, 2001, as compared to a negative US$ 288 million for the year ended December 31, 2000. During the year ended December 31, 2001, Petrobras' sales of products and services (net of value added and other taxes on sales and services) exceeded its net operating revenues due to decreases in prevailing international prices for oil products, which reduced the PR for the Company's oil products, and increases granted by the Brazilian Government in the sales prices Petrobras was allowed to charge for its oil products in Brazil, which increased the Company's sales of products and services. This resulted in a corresponding decrease in the balance of the Petroleum and Alcohol Account. Conversely, PPE was negative during the year ended December 31, 2000, because increases in prevailing international prices for oil products were not fully reflected in the sales prices Petrobras was allowed to charge for its oil products in Brazil, resulting in a corresponding increase in the balance of the Petroleum and Alcohol Account.

Net operating revenues decreased to US$ 24,549 million for the year ended December 31, 2001, as compared to net operating revenues of US$ 26,955 million for the year ended December 31, 2000. This decrease is primarily attributable to a decrease in international oil product prices from December 31, 2000 through December 31, 2001, which is reflected in the PR. This decrease was partially offset by the increase in the volume of sales outside Brazil.

### Cost of sales

Cost of sales consists of the cost of:

- imported crude oil and oil products;
- operational costs relating to the production, transportation and refining of crude oil, such as consumable materials used in operations, personnel and third-party services and government take (which includes royalties, special government participation and rental of areas and is applicable to all oil and gas companies operating in Brazil); and
- fuel alcohol purchases.

Cost of sales for the year ended December 31, 2001 decreased to US$ 12,807 million, as compared to US$ 13,449 million for the year ended December 31, 2000. The principal items that affected Petrobras' cost of sales were:

- the effect of the 16% devaluation of the Real against the US dollar during the year ended December 31, 2001, which resulted in a decrease in Petrobras' costs of sales of approximately US$ 484 million; and
- a decrease in imports resulting in a decrease to cost of sales of approximately US$ 938 million.

These decreases were partially offset by:

- an increase in government take (which amounted to US$ 1,809 million for the year ended December 31, 2001, as compared to US$ 1,689 million for the year ended December 31, 2000 attributable primarily to an increase in production in Brazil), the effect of which was an increase of approximately US$ 120 million in Petrobras' cost of sales;
- a 4.2% increase in the Company's volume of sales, principally outside Brazil, that resulted in an increase of approximately US$ 545 million in Petrobras' cost of sales; and
- an increase of approximately US$ 227 million in crude oil transportation costs, due primarily to increases in prevailing international freight charges.

### Depreciation, depletion and amortization

Depreciation, depletion and amortization expenses relating to the exploration and production of the oil and gas segment of Petrobras' assets are calculated on the basis of the units of production method. Depreciation, depletion and amortization expenses decreased to US$ 1,729 million for the year ended December 31,2001, as compared to US$ 2,022 million for the year ended December 31,2000. This decrease was primarily attributable to the effect of the 16% devaluation of the Real against the US dollar during the year ended December 31, 2001, which resulted in a decrease of approximately US$ 379 million in depreciation, depletion and amortization expenses, and a decrease of approximately US$ 77 million in abandonment costs. These decreases were partially offset by the increase of approximately US$ 193 million related to depreciation expenses on project financings that were not active during all of fiscal year 2000.

### Exploration, including exploratory dry holes

Costs for exploration, including exploratory dry holes amounted to US$ 404 million for the year ended December 31, 2001, as compared to US$ 440 million for the year ended December 31, 2000. This decrease was primarily attributable to the effect of the 16% devaluation of the Real against the US dollar during the year ended December 31, 2001, amounting to approximately US$ 88 million and a decrease of approximately US$ 24 million in dry holes expenses. These decreases were partially offset by the increase of approximately US$ 76 million related to geological and geophysical expenses.

### Impairment of oil and gas properties

For the year ended December 31, 2001, Petrobras recorded an impairment charge of US$ 145 million, as compared to US$ 37 million for the year ended December 31, 2000. In 2001 the Company recorded an impairment charge with respect to some of Petrobras' producing oil and gas properties in Brazil, Colombia and the United States. In 2000 the impairment charge was related to some of the Company's producing properties in Brazil and Colombia. These charges were recorded based upon Petrobras' annual assessment of the fields using prices consistent with those used in the Company's overall strategic plan discounted at a rate of 10%. See Note 8 to the Audited Petrobras Financial Statements.

### Selling, general and administrative expenses

Selling, general and administrative expenses increased to US$ 1,751 million for the year ended December 31, 2001, as compared to US$ 1,450 million for the year ended December 31, 2000.

Selling expenses increased to US$ 961 million for the year ended December 31, 2001, as compared to US$ 805 million for the year ended December 31, 2000. This increase was primarily attributable to the following:

- increase in sales generally;
- an increase in transportation costs for oil products from US$ 352 million for the year ended December 31, 2000, to US$ 523 million for the year ended December 31, 2001, resulting primarily from increases in prevailing international freight charges;
- a US$ 44 million charge for doubtful accounts and gas stations improvements recognized by BR in 2001, which expenses had been reflected as "other expenses, net" in 2000;
- an increase in salary and payroll expenses of approximately US$ 20 million due to an increase in salary and bonuses for sales employees; and
- an increase of approximately US$ 23 million in expenses related to technical consulting services in connection with Petrobras increased outsourcing of selected non-core activities relating to selling activities.

This increase was partially offset by the effect of the 16% devaluation of the Real against the US dollar, amounting to approximately US$ 175 million in selling expenses during the year ended December 31, 2001.

General and administrative expenses include head office expenses, administrative costs in local, regional and foreign offices and general overhead. General and administrative expenses increased to US$ 790 million for the year ended December 31, 2001, as compared to US$ 645 million for the year ended December 31, 2000. This increase was primarily attributable to the following:

- an increase in salary and payroll liabilities for administrative employees, including expenses relating to the pension fund and for employee profit sharing accrual for active administrative personnel in the amount of approximately US$ 101 million; and

- an increase of approximately US$ 120 million in expenses related to technical consulting services in connection with Petrobras increased outsourcing of selected non-core activities relating to general and administrative activities.
- these increases were partially offset by the effect of the 16% devaluation of Real against the US dollar, which resulted in a decrease of approximately US$ 134 million in general, and administrative expenses during the year ended December 31, 2001.

### Research and development expenses

Research and development expenses amounted to US$ 132 million for the year ended December 31, 2001, as compared to US$ 152 million for the year ended December 31, 2000. This decrease was primarily attributable to the effect of the 16% devaluation of the Real against the US dollar during the year ended December 31, 2001. This decrease was also partially offset by increased investments in programs for environmental safety and deepwater and refining technologies.

### Financial Income

Financial income consists of interest income on cash balances, short-term investments and government securities. Financial income increased to US$ 1,375 million for the year ended December 31, 2001, as compared to US$ 1,113 million for the year ended December 31, 2000.

This increase is primarily attributable to an increase in interest income from short-term investments, which amounted to US$ 886 million for the year ended December 31, 2001, as compared to US$ 607 million for the year ended December 31, 2000, primarily as a result of the increase in Petrobras' average balance of cash and cash equivalents from US$ 4,421 million for the year ended December 31, 2000 to US$ 6,593 million for the year ended December 31, 2001. This increase was partially offset by the decrease of approximately US$ 49 million in the financial income related to Government securities due to the effect of the 16% devaluation of the Real against the US dollar during the year ended December 31, 2001.

### Financial expense

Financial expense decreased to US$ 808 million for the year ended December 31,2001, as compared to US$ 909 million for the year ended December 31, 2000. This decrease was primarily attributable to a decrease in the LIBOR and US Treasury rates and, to a lesser extent, to a reduction in the margin that Petrobras paid on the indebtedness that the Company incurred in 2001 and a significant change in Petrobras' indebtedness profile, resulting from contracting long-term obligations (generally, at lower interest rates), to replace a portion of the Company's short-term debt obligations (generally, at higher interest rates).

### Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities increased to an expense of US$ 915 million for the year ended December 31, 2001, as compared to an expense of US$ 575 million for the year ended December 31, 2000. Approximately 88% of Petrobras' indebtedness was denominated in foreign currencies during the years of 2000 and 2001. Consequently, the differential is primarily attributable to the effect of the 16% devaluation of the Real against the US dollar during the year ended December 31, 2001, as compared to a 9% devaluation of the Real against the US dollar during the year ended December 31, 2000.

Additionally, the Company realized a loss of US$ 77 million in respect of Petrobras' hedge contracts, due to the devaluation of the Japanese Yen against the US dollar during the year ended December 31, 2001. See Note 18(a) to the Petrobras Consolidated Financial Statements as of December 31, 2001.

### Employee benefit expense

Employee benefits expenses consist of financial costs relating to pension and other post-retirement benefits. Employee benefits expenses amounted to US$ 594 million for the year ended December 31, 2001, as compared to US$ 370 million for the year ended December 31, 2000. The increase is primarily attributable to an administrative fee of 6% charged by Petros in respect of the transfer of Series B Bonds by the Company to Petros, amounting to an expense of US$ 128 million, and an expense of US$ 38 million related to the migration process to the new pension plan. See Note 14 to the Petrobras Consolidated Financial Statements as of December 31, 2001.

## Other taxes

Other taxes increased to US$ 295 million for the year ended December 31, 2001, as compared to US$ 245 million for the year ended December 31, 2000. This increase was due primarily to an increase of US$ 57 million in the PASEP/COFINS taxes payable in respect of interest income from short-term investments, and an increase of approximately US$ 40 million in the CPMF payable on some financial transactions during 2001. This increase was partially offset by the effect of the 16% devaluation of the Real against the US dollar during the year ended December 31, 2001, amounting to approximately US$ 54 million during the year ended December 31, 2001.

## Loss on Government securities

Loss on government securities was previously reported as a component of other expenses, net. Loss on government securities increased to US$ 1,099 million for the year ended December 31, 2001, as compared to US$ 192 million for the year ended December 31, 2000. These losses were related to adjustments at fair value, of specified government securities, SIBR and ELET government securities in 2000 and Series B bonds in 2001, transferred to Petrobras' pension plan, Petros, in order to decrease a corresponding contingent liability.

## Other expenses, net

Other expenses, net for the year ended December 31, 2001 amounted to US$ 445 million, as compared to an expense of US$ 450 million for the year ended December 31, 2000. Other expenses, net are primarily comprised of general advertising and marketing expenses unrelated to direct revenues (US$ 137 million for the year ended December 31, 2001 and US$ 124 million for the year ended December 31, 2000), and gains and losses recorded on sales of fixed assets and certain other nonrecurring charges. The most significant nonrecurring charges for the year ended December 31, 2001 were:

- a US$ 405 million expense relating to the reduction in the balance of the Petroleum and Alcohol Account resulting from the completion of the certification of the balance of the account by the Brazilian Government for the period from April 1, 1992 to June 30, 1998;
- a US$ 155 million loss recorded due to the sinking of Platform P-36. (See Note 8 to the Petrobras Consolidated Financial Statements as of December 31, 2001); and
- a US$ 394 million provision for losses on uncollectable accounts in connection with a construction/conversion of platforms P-36, P-37, P-38 and P-40. (See Note 6 to the Petrobras Consolidated Financial Statements as of December 31, 2001).

These losses were partially offset by:

- a gain of US$ 89 million related to the sale of Petrobras U.K in 2001, and
- a gain of US$ 500 million related to exchange of business transaction with Repsol-YPF.

The most significant nonrecurring charges for the year ended December 31, 2000 were:

- a US$ 47 million in general advertising and marketing expenses;
- a US$ 105 million expense relating to the reduction in the balance of the Petroleum and Alcohol Account resulting from the partial completion of the certification of the balance of such account by the Brazilian Government;
- a US$ 92 million expense, primarily, relating to costs incurred in connection with oil spills in Guanabara Bay and the State of Paraná; and
- a US$ 41 million charge for doubtful accounts recognized by BR in 2000, which expenses were reflected as "selling expenses" in 2001.

These expenses were partially offset by the US$ 133 million received during 2000 as consideration under contracts Petrobras entered into with leading oil and gas companies for exploration, development and production ventures. Under the terms of these contracts, the Company sold a partial interest in each of these fields and recorded the proceeds received as a gain since the Company had no carrying costs on them.

## Income tax (expense) benefit

Petrobras recorded an income tax expense of US$ 1,389 million for the year ended December 31, 2001, as compared to an expense of US$ 2,523 million for the year ended December 31, 2000. This difference is primarily attributable to a decrease in income before income taxes and minority interest from US$ 7,803 million during the year ended December 31, 2000, to US$ 4,792 million during the year ended December 31, 2001.

In addition, the decrease in income tax expense during 2001 reflected Petrobras' recognition of a tax benefit in the amount of US$ 111 million, relating to the reversal of a tax provision established in previous years in connection with the privatization of certain affiliates of Petroquisa included in the National Privatization Program (PND) due to the expiration of the applicable statute of limitations for any tax liability for which Petrobras had previously provisioned. However, during 2001, the Company recorded a provision of US$ 100 million with respect to income taxes on the undistributed taxable income of Petrobras' foreign subsidiaries generated since 1996, as a result of a change in Brazilian tax law.

## 3 Business Segments

On October 23, 2000, Petrobras' Board of Directors approved a new organization structure. On January 1, 2001, when the Company began to record operating results under this new structure, Petrobras began reporting its segment information under the following new segments:

- **Exploration and Production** – This segment includes Petrobras' exploration, development and production activities in Brazil.
- **Supply** – This segment includes Petrobras' refining, logistics, transportation and commercialization activities for oil products and fuel alcohol. Additionally, this segment includes Petrobras' investments in various domestic petrochemical companies and two domestic fertilizer plants.
- **Distribution** – This segment represents the oil products and fuel alcohol distribution activities conducted by BR.
- **Gas and Energy** – This segment encompasses the commercialization and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes Petrobras' investments in electric energy in Brazil, as well as in domestic natural gas transportation companies, state-owned natural gas distributors, thermoelectric companies and fiber optic companies.
- **International** – This segment represents Petrobras' international activities which include exploration and production, supply and gas and energy. This segment also began to include Petrobras' international distribution activities upon completion of the exchange of business with Repsol-YPF in December 2001.

Petrobras continues to record some non-revenue information in a "corporate" segment.

Prior year segment information from has been restated to the extent possible. See Note 20 to Petrobras Consolidated Financial Statements as of December 31, 2001 for a more detailed description of the restatement of Petrobras' segment information.

As a vertically integrated enterprise, not all Petrobras' segments have significant third-party revenues. While Petrobras' exploration and production segment accounts for a large part of its economic activity and capital expenditures, most of its production of crude oil is sold to other segments within Petrobras.

Petrobras are seeking to expand Petrobras' participation in the natural gas markets. The Company therefore anticipate that the proportion of the Company's revenues derived from this segment, the proportion of Petrobras' assets represented by this segment and the impact of activities in this segment on Petrobras' results of operations will likely increase in the future.

The segment information included herein was prepared based on the same accounting policies reflected in Petrobras Consolidated Financial Statements. Intersegment net revenues related to transfers of crude oil were recorded at estimated market prices based upon Petrobras' internal model which considers a netback pricing methodology based upon monthly prices for Brent crude, giving effect to product quality and transportation considerations. Intersegment sales and transfers related to oil products were recorded at the realization prices established by the Brazilian Government.

The following table sets forth by segment the consolidated operating revenues and income from operations (net operating revenues before elimination of intersegment revenues, less: the cost of sales; depreciation, depletion and amortization; exploration, including dry holes; and impairment of oil and gas properties), reflecting Petrobras' domestic and international activities for the years ended December 31, 2001 and 2000:

## Net Operating Revenues and Income from Operations by Segment (1)

| | US$ million | |
|---|---|---|
| | For the year ended December 31, | |
| | 2001 | 2000 |
| **Exploration and Production** | | |
| Net revenues to third parties | 308 | 891 |
| Intersegment net revenues | 9,796 | 11,248 |
| Total net operating revenues | 10,104 | 12,139 |
| Income from operations (2) | 4,647 | 6,371 |
| Net income | 2,439 | 3,928 |
| **Supply** | | |
| Net revenues to third parties | 15,969 | 18,620 |
| Intersegment net revenues | 5,757 | 5,605 |
| Total net operating revenues | 21,726 | 24,225 |
| Income from operations (2) | 4,146 | 3,997 |
| Net income | 2,538 | 1,943 |
| **Distribution** | | |
| Net revenues to third parties | 6,836 | 6,650 |
| Intersegment net revenues | 100 | 98 |
| Total net operating revenues | 6,936 | 6,748 |
| Income from operations (2) | 598 | 675 |
| Net income | 78 | 139 |
| **Gas and Energy** (3) | | |
| Net revenues to third parties | 659 | |
| Intersegment net revenues | 177 | |
| Total net operating revenues | 836 | |
| Income from operations (2) | 174 | |
| Net income | (107) | |
| **International** | | |
| Net revenues to third parties | 777 | 794 |
| Intersegment net revenues | 71 | |
| Total net operating revenues | 848 | 794 |
| Income from operations (2) | 120 | 174 |
| Net income | 24 | 93 |

*(1) As explained above and in Note 6 to the Petrobras Consolidated Financial Statements as of December 31, 2001, beginning on January 1, 2001, Petrobras began to record operating results under a business segment structure different from that used before that date. Where possible, the Company has restated net operating revenues and income from operations by segment for the year ended December 31, 2000 in accordance with the revised business segment structure.*

*(2) Income from operations by segment equals net operating revenues, before elimination of intersegment revenues, less: cost of sales; depreciation, depletion and amortization; exploration, including dry holes and impairment of oil and gas properties.*

*(3) Revenue and net income information for the gas and energy segment are combined with the revenue and net income information of the exploration and production and supply segments for all periods prior to the fiscal year 2001 because the changes in Petrobras' systems required to accommodate the Company's new segment reporting do not permit the practicable separation of revenue and cost information for these segments. Petrobras does not believe this classification of the gas and energy revenue and net income information materially changes the overall segment presentation.*

Of Petrobras' consolidated net operating revenues in the year ended December 31, 2001, 65.0% were derived from Petrobras' supply segment, 27.8% from Petrobras' distribution segment, 3.2% from Petrobras' international segment, 2.7% from Petrobras' gas and energy segment and 1.3% from Petrobras' exploration and production segment. In the year ended December 31, 2000, 69.1% of Petrobras' consolidated net operating revenues were derived from Petrobras' supply segment, 24.7% from Petrobras' distribution segment, 2.9% from Petrobras' international segment and 3.3%. from Petrobras' exploration and production segment.

Petrobras' income from operations decreased to US$ 9,685 million in the year ended December 31,2001 from US$ 11,217 million for the year ended December 31,2000. The decrease for the year ended December 31, 2001 when compared to the year ended December 31, 2000 was largely due to the decrease in net operating revenues. The decrease in net operating revenues for the year ended December 31,2001 resulted primarily from decreases in the realization prices, or PR, of oil products reflecting the decreases in prevailing international prices for oil products during the period.

Petrobras' exploration and production, and supply activities in the year ended December 31, 2001 contributed to income from operations in the amount of US$ 4,647 million and US$ 4,146 million, respectively. During the same period, Petrobras' distribution, international and gas and energy segments contributed income from operations of US$ 598 million, US$ 120 million and US$ 174 million, respectively. Exploration and production, and supply activities in the year ended December 31, 2000 contributed to income from operations in the amount of US$ 6,371 million and US$ 3,997 million, respectively. During the same period, Petrobras' distribution and international segments contributed income from operations of US$ 675 million and US$ 174 million, respectively.

## Segment assets

| | US$ million | |
|---|---|---|
| | For the year ended December 31, | |
| **Segment** | **2001** | **2000** |
| Exploration and production | 13,992 | 12,625 |
| International (1) | 1,715 | 1,535 |
| Supply (2) | 8,682 | 10,682 |
| Distribution | 1,525 | 1,648 |
| Gas and Energy (3) | 2,666 | 2,148 |
| Corporate | 9,885 | 12,648 |
| Eliminations | (1,601) | (2,150) |
| Total assets | 36,864 | 39,136 |

*(1) The December 31, 2000 international segment assets represent the former Exploration, Development and Production – Abroad 'assets plus the international refining assets reclassified from the former Refining, Marketing and Transportation segment.*

*(2) The December 31, 2000 Supply segment assets represent both the former Refining, Marketing and Transportation and Petrochemical and Fertilizer assets, less domestic gas transportation and international refining assets.*

*(3) The December 31, 2000 Gas and Energy segment assets represent domestic gas transportation assets reclassified from former Refining, Marketing and Transportation segment. Other assets classified to the Gas and Energy segment at December 31, 2001 are still classified in Exploration and Production, Supply and Distribution segments at December 31, 2000. These assets cannot be practicably restated as of December 31, 2000 due to the changes in the Company's systems required to accommodate the Company's new segment reporting. The Company does not believe the classification of these assets as of December 31, 2000 materially changes the overall segment presentation.*

US$ million

| | E & P | Supply | Gas & Energy | International | Distribution | Corporative | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| **Statement of income** | | | | | | | | |
| Net operating revenues to third parties | 308 | 15,969 | 659 | 777 | 6,836 | | | 24,549 |
| Intersegment net operating revenues | 9,796 | 5,757 | 177 | 71 | 100 | | (15,901) | |
| **Net operating revenues** | 10,104 | 21,726 | 836 | 848 | 6,936 | | (15,901) | 24,549 |
| Cost of sales | (3,766) | (17,279) | (600) | (541) | (6,310) | | 15,689 | (12,807) |
| Depreciation, depletion and amortization | (1,288) | (301) | (62) | (101) | (28) | (9) | | (1,729) |
| Exploration, including dry holes | (463) | | | (86) | | | | (549) |
| Selling, general and administrative expenses | (128) | (745) | (46) | (57) | (414) | (361) | | (1,751) |
| Research and development expenses | (63) | (40) | (3) | | | (26) | | (132) |
| **Costs and expenses** | (5,648) | (18,365) | (711) | (785) | (6,752) | (396) | 15,689 | (16,968) |
| Results of affiliated companies | | 28 | 8 | (44) | | | | (8) |
| Debt expenses, net | (372) | (112) | (322) | 12 | (1) | 444 | 3 | (348) |
| Employee benefit expense | | | | | | (594) | | (594) |
| Other expenses, net | (458) | 319 | (29) | 88 | 24 | (1,783) | | (1,839) |
| **Income before income taxes and minority interest** | 3,626 | 3,596 | (218) | 119 | 207 | (2,329) | (209) | 4,792 |
| Income tax benefits (expenses) | (1,187) | (1,058) | (11) | (91) | (101) | 974 | 85 | (1,389) |
| Minority interest | | | 122 | (4) | (28) | (2) | | 88 |
| **Net Income** | 2,439 | 2,538 | (107) | 24 | 78 | (1,357) | (124) | 3,491 |

| | | | | | | | | US$ million |
|---|---|---|---|---|---|---|---|---|
| | E & P | Supply | Gas & Energy | Inter-national | Distribution | Corporative | Eliminations | Total |
| **Current Assets** | 1,529 | 4,125 | 604 | 566 | 1,002 | 7,425 | (925) | 14,326 |
| Cash and cash equivalents | | 553 | 60 | 145 | 30 | 6,572 | | 7,360 |
| Other current assets | 1,529 | 3,572 | 544 | 421 | 972 | 853 | (925) | 6,966 |
| **Investments in afiliated companies and other investments** | 5 | 281 | 52 | 36 | 22 | 103 | | 499 |
| **Property, plant and equipament, net** | 12,133 | 4,026 | 1,373 | 1,080 | 309 | 258 | | 19,179 |
| **Non current assets** | 325 | 250 | 637 | 33 | 192 | 2,099 | (676) | 2,860 |
| Petroleum and Alcohol Account | | | | | | 81 | | 81 |
| Government securities held-to-maturity | | 3 | | | | 209 | | 212 |
| Other assets | 325 | 247 | 637 | 33 | 192 | 1,809 | (676) | 2,567 |
| **Total Assets** | 13,992 | 8,682 | 2,666 | 1,715 | 1,525 | 9,885 | (1,601) | 36,864 |

Year ended December 31, 2001

| | | | | | | | US$ million |
|---|---|---|---|---|---|---|---|
| | E & P | Supply | Gas & Energy | Distribution | Corporative | Eliminations | Total |
| **International** | | | | | | | |
| **Assets** | 997 | 423 | 13 | 228 | 87 | (33) | 1,715 |
| **Statement of income** | | | | | | | |
| **Net operating revenues** | 395 | 629 | | 90 | 1 | (267) | 848 |
| Net operating revenues to third parties | 217 | 469 | | 90 | 1 | | 777 |
| Intersegment net operating revenues | 178 | 160 | | | | (267) | 71 |
| **Net income** | 105 | 3 | | (24) | (55) | (5) | 24 |

## 4 The Petroleum and Alcohol Account

Prior to 2002, the Petroleum and Alcohol Account was a special account maintained to reflect the impact on Petrobras of the Brazilian Government 's regulatory policies for the Brazilian oil and gas industry and its fuel alcohol program.

Prior to July 29, 1998, this account recorded the difference between the cost established by the Brazilian government and Petrobras' actual cost for imported crude oil and oil products, as well as the net effects on Petrobras of the administration of the FUP/FUPA programs. The excess of the amounts reimbursed by Petrobras on behalf of the Brazilian government under the FUP/FUPA programs over the amount of FUP/FUPA Petrobras collected in any month increased the Petroleum and Alcohol Account. Conversely, the excess of the amounts Petrobras collected under the FUP/FUPA programs over the amounts Petrobras paid under the FUP/FUPA programs in any month decreased the Petroleum and Alcohol Account.

From July 29, 1998 until December 31, 2001, the Petroleum and Alcohol Account was required to be adjusted by the PPE and certain fuel transportation and other reimbursable costs that had not yet been phased out. If recorded net operating revenues for any period were less than the amount recorded in sales of products and services (net of value added and other taxes on sales and services) for such period, PPE was a positive amount and the balance of the Petroleum and Alcohol Account decreased. Conversely, if net operating revenues for any period exceeded the amount recorded in sales of products and services (net of value added and other taxes on sales and services) for such period, the balance of the Petroleum and Alcohol Account increased. In addition, during this period, the net impact of Petrobras' fuel alcohol commercialization activities was also recorded in the Petroleum and Alcohol Account. Finally, Petrobras was also required to fund the administrative expenses of ANP. These funding payments were made after determination by the Brazilian Government and were recorded as an increase in the Petroleum and Alcohol Account, and did not impact Petrobras' income statement.

## Settlement of the Petroleum and Alcohol Account with the Brazilian Government

Article 74 of the Oil Law required settlement of the Petroleum and Alcohol Account by the Brazilian Government on or before full implementation of price deregulation under the Oil Law was completed. This deregulation was phased over several years and was implemented in full on January 2, 2002. During such time, various adjustments were made to the balance of the Petroleum and Alcohol Account. To facilitate the foregoing, on June 30, 1998, the Brazilian Government initially issued National Treasury Bonds — Series H in Petrobras' name, which were placed with a federal depositary to support the balance of this account. These bonds are not tradable and are redeemable only at their maturity in 2003. The Series H bonds have been cancelled from time to time by the depositary, after Petrobras authorized it, as the balance of the Petroleum and Alcohol Account decreased. Petrobras have no other rights to use, withdraw or transfer the Series H bonds.

From the issuance of the Series H bonds until September 30, 1999, the balance of the Petroleum and Alcohol Account decreased by US$ 3,999 million as a result of the collection of the PPE, net of transportation subsidies, which was positive due to relatively low international oil product prices as compared to the sales prices established by the Brazilian government for Petrobras' oil products. Accordingly, an approximately corresponding amount of Series H bonds was cancelled. From October 1, 1999 until December 31, 2000, Petrobras' net operating revenues generally exceeded the amount recorded in sales of products and services, net of value added and other taxes on sales and services, due to high international prices for oil products that were not fully reflected in the sales prices Petrobras were allowed to charge for its oil products during such period. As a result, PPE was negative during this period and the balance of the Petroleum and Alcohol Account increased, even though, as further discussed below, Petrobras agreed to reduce the balance of the Petroleum and Alcohol Account by US$ 106 million as a result of the partial completion of the certification of the balance of the account by the interministerial working group. During 2001, the balance of the Petroleum and Alcohol Account decreased by US$ 1,428 million, mainly as a result of the collection of the PPE and a reduction of US$ 405 million to the balance of the Petroleum and Alcohol Account, that Petrobras agreed to in connection with the certification of the balance of the account by the interministerial working group, as further discussed below. The value of the outstanding Series H bonds as of December 31, 2001, December 31, 2000 and December 31, 1999 was US$ 92 million, US$ 1,062 million and US$ 1,136 million, respectively, at which times the balance of the Petroleum and Alcohol Account was US$ 81 million, US$ 1,509 million and US$ 1,352 million, respectively.

In connection with the settlement of the Petroleum and Alcohol Account, the Brazilian government has been certifying the balance of the Petroleum and Alcohol Account as of March 31, 1992. In September 1999, the Ministers of Finance, Agriculture, Internal Supply and Mines and Energy created a working group to certify the balance of the Petroleum and Alcohol Account for the period from April 1, 1992 to June 30, 1998.

In December 2000, the working group concluded its certification process on a portion of the activity for this period, and we agreed to reduce the balance of the Petroleum and Alcohol Account by US$ 106 million. The adjustments accepted by us primarily related to differences in the calculation of the FUP/FUPA and the procedures used to determine the difference between our actual and regulated cost of imported crude oil and oil products, both of which were eliminated with the implementation of new regulations on July 29, 1998.

In December 2001, Petrobras received the final report on the audit by the interministerial working group for the period 1992-1998. In addition to the US$ 106 million adjustment arising from the certification completed in December 2000, the interministerial working group report included new recommendations with respect to further adjustments to be deducted from the Petroleum and Alcohol Account in the amount of US$ 405 million. In response to these recommendations, Petrobras agreed to reduce the balance of the Petroleum and Alcohol Account by the following adjustments:

- a reduction of US$ 36 million to the balance of the account, resulting from a change of Petrobras' procedures for calculating the profit on sales of fuel alcohol;
- a reduction of US$ 140 million to the balance of the account, resulting from a change of Petrobras' methodology for recording reimbursements, as certain amounts were disallowed by the working group, rail , and port charges; and
- a reduction of US$ 229 million in the balance of the account, resulting from a change of Petrobras' methodology for calculating interest on the Petroleum and Alcohol Account for the period from September 1994 through June 1996.

It is expected that, during the first semester of 2002, the ANP will audit the activity recorded in the Petroleum and Alcohol Account for the period from July 1, 1998 through December 31, 2001. Petrobras are cooperating with the Brazilian Government to develop a formal process for the final settlement of the balance of the Petroleum and Alcohol Account, which was originally scheduled to occur by August 2000, but has been extended to June 30, 2002. The results of this audit will be the basis for the required settlement of the balance of the account with the Brazilian Government, which should be concluded by June 30, 2002, unless further extended pursuant to Provisional Measure No.18 of December 28, 2001. Since Petrobras has implemented all recommendations made by the interministerial working group, Petrobras does not expect significant adjustments to be necessary as a result of the audit by ANP.

In accordance with the applicable laws and regulations, and subject to Petrobras' approval, the settlement of the Petroleum and Alcohol Account may be in the form of:

- a transfer to Petrobras of an amount of Series H bonds equal to the balance of the Petroleum and Alcohol Account on the settlement date;
- issuance of new instruments (the types and terms of which will be determined by the Brazilian Government at or before the time of settlement, subject to Petrobras' approval) in an amount equal to the balance of the Petroleum and Alcohol Account on the settlement date;
- offset of the remaining balance of the Petroleum and Alcohol Account on the settlement date against other amounts owed by Petrobras to the Brazilian Government, such as federal taxes payable; or
- a combination of the foregoing.

The following summarizes the changes in the Petroleum and Alcohol Account for the year ended December 31, 2001 and the year ended December 31, 2000:

| | US$ million | |
|---|---|---|
| | **2001** | **2000** |
| **Beginning balance** | 1,509 | 1,352 |
| Advances (Collections) of PPE | (969) | 288 |
| Reimbursements to third parties | 62 | 19 |
| Reimbursements to Petrobras | 113 | 62 |
| Financial income and others | 16 | 35 |
| Results of audit – IWG* | (405) | (106) |
| Translation loss | (245) | (141) |
| **Ending balance** | 81 | 1,509 |

** Interministerial Working Group*

# 5 Additional Information

## Exchange Agreement with Repsol - YPF

Final Agreement for the business combination between Petrobras and Repsol-YPF was signed and became effective on December 17, 2001. The agreement was initiated prior to June 30, 2001 and therefore accounted for as a purchase under APB 16 - "Business Combinations".

Petrobras transferred the assets of the Alberto Pasqualini Refinery to its subsidiary Refap S.A. as a capital contribution on February 5, 2001, and its shares in the capital of Refap S.A. to its subsidiary Downstream Participações S.A., which transferred 30% of its shares in the capital of Refap S.A. to its subsidiary Refisol S.A on February 6, 2001.

Under the agreement the Company received 100% of the quotas in the company 5283 Participações Ltda, the owner of 99.6% of the stock of the oil company Eg3 in Argentina, comprising a refinery with the capacity to process 30.500 barrels/day of oil, approximately 700 gas stations, an asphalt and membrane plant, a terminal and a lubricants plant. In exchange Petrobras assigned the following assets to Repsol-YPF:

(i) 100% of Refisol S.A., holder of 30% of the stock of Refap S.A, owner of the Alberto Pasqualini Refinery in Rio Grande do Sul.

(ii) 100% of Postos S.A., a subsidiary of BR, holder of the contractual rights to supply fuel to 234 gas stations in the Midwestern, Southern and Southeastern regions (totaling 40.000 m3/month), in addition to associated assets assigned to the gas stations.

(iii) 10% of the concession rights for exploration of the Albacora Leste Field, located in the Campos Basin.

The market value of Eg3 was based on expected future earnings of the company, by means of an economic valuation that considered the potential effects that could result from the economic situation of Argentina, including devaluation of the Argentinian Peso and the slowdown of the economy in general. The same valuation also indicated a balance between the economic values of the assets exchanged between the companies involved, considering the existence of contractual coverage which protects margins and monetary assets and liabilities for up to eight years, ensuring that the exchange remains economically and financially balanced under the agreed terms.

The book value of the assets transferred to Repsol-YPF by means of the transaction was US$ 60 million.

The Eg3 acquisition was accounted for using the purchase method of accounting and, accordingly, Eg3's results of operations have been included in Petrobras' consolidated financial statements commencing on the effective date of the acquisition. The purchase price for the Eg3 acquisition was initially allocated based on preliminary estimates of the fair market value of the assets acquired and the liabilities assumed as of the acquisition date. The estimated fair value of the net assets acquired from Eg3 was US$ 560 million. The gain of US$ 500 million that resulted was included in other expenses, net. The purchase price allocation was initiated in 2001. The initial purchase price allocated for the Eg3 acquisition resulted in no goodwill.

## Exchange of NTN-P Bonds

On December 28, 2001, a contract was entered into with the Brazilian Government to exchange US$ 3,239 million face amount of NTN-P bonds, National Treasury Bonds - Series B (NTN-B) created on July 4, 2001 by means of Federal Decree No 3859. The exchange was accounted for at fair value and a loss of US$ 1,099 million was recorded in the results of operations for the year.

Also on December 28, 2001, in accordance with a contract signed between Petrobras and Petros, the rights to the NTN-B bonds were transferred to Petros reducing the Company's long-term liability in respect of employees' postretirement benefit.

A portion of the NTN-B bonds, totaling US$ 665 million, has been recorded as an advance to Petros, to be used as incentives to be given to participants of the PETROS Plan to migrate to the PETROBRAS VIDA plan, as described in Note 14 to the Petrobras Consolidated Financial Statements as of December 31, 2001.

## Inventories

Consolidated fuel alcohol, raw material and oil products inventories were 30% lower than the prior year balances due to the devaluation of the Real against the US dollar and the decrease in international oil prices.

| | US$ Million | |
|---|---|---|
| | **2001** | **2000** |
| Raw materials and supplies | 583 | 1,272 |
| Oil products | 1,088 | 1,190 |
| Alcohol | 186 | 202 |

## Platform P-36 – Roncador Field, Rio de Janeiro

On March 15, 2001, Platform P-36, in operation since May 2000, had an accident in the Roncador Field, Campos Basin. On March 20, 2001, P-36 capsized and sunk despite every effort made by the Company to save it.

As a result of the accident, the Company recorded an initial loss of US$ 95 million, net of insurance proceeds of US$ 497 million.

On June 18, 2001 the Company paid its lease obligation in the amount of US$ 326 million, and on July 1, 2001, the Company received insurance proceeds in the amount of US$ 497 million.

In addition, in December 2001, based on an appraisal by the technical area of the Company, management concluded that recovery of the lines and oil pipelines connected to Platform P-36 was impossible, which resulted in an additional write-off of US$ 60 million.

The total loss, net of insurance proceeds, has been recorded as a component of other expenses, net, as follow:

| | US$ Million |
|---|---|
| Capitalized platform costs | 594 |
| Lease termination costs | 47 |
| Other costs | 11 |
| Total capitalized and other costs associated with platform | 652 |
| Less: Insurance proceeds | (497) |
| Total loss recorded | 155 |

## Capital Expenditures

| | US$ Million | |
|---|---|---|
| | Full Year | |
| Activities | 2001 | 2000 |
| Domestic market | | |
| Exploration and production | 2,280 | 1,766 |
| Supply | 642 | 569 |
| Distribution | 86 | 68 |
| Gas and Energy | 192 | 50 |
| Others | 142 | 70 |
| | 3,342 | 2,523 |
| Project Financings | | |
| Albacora | 64 | 113 |
| Espadarte / Voador / Marimbá – EVM | 158 | 224 |
| Cabiúnas | 45 | 83 |
| Companhia Petrolífera Marlim | 239 | 316 |
| Others | 80 | 79 |
| | 586 | 815 |
| Total domestic market | 3,928 | 3,338 |
| International Market | | |
| Exploration and production | 318 | 236 |
| Supply | 3 | 9 |
| Distribution | 2 | |
| Gas and Energy | 3 | |
| Total international market | 326 | 245 |
| Total capital expenditures | 4,254 | 3,583 |

### Domestic Market

- In Brazil, Petrobras continues to invest primarily in the development of its oil production capacity through its own capital resources and funds received from project financings.
- Of the capital expenditures incurred during 2001, US$ 2,866 million (67%) were directed to exploration and production activities located primarily in the Campos Basin.
- Investments made in supply activities in Brazil posted a growth of 13%, due to the increase in projects to adapt refineries to the profile of local oil processed, ameliorate the environmental impact of the Company's operations and adapt the refining sites for production of higher value-added oil products.

## Exploration and Development Agreements

- ☐ In line with its aim to increase production, the Company signed 59 agreements to develop areas where Petrobras has already made commercial discoveries, and to promote future exploration activity. 46 agreements are currently operating and capital expenditures are estimated to reach US$ 5,316 million.
- ☐ Negotiations for structuring the financing of the Pargo/Cherne/Garoupa/Carapeba - PCGC project were concluded on December 13, 2001. On that date, Petrobras signed a contract with Empresa de Recuperação Secundária – CRSEC, which facilitated US$ 84 million for the acquisition of existing and future assets of Petrobras to be allocated to secondary recuperations in the Pargo, Cherne, Garoupa and Carapeba fields, and an increase of production in the Congro field. Until December 31, 2001, Petrobras invested US$ 71 million in the PCGC project, and according to the contract, these assets will be transferred in the future to CRSEC.
- ☐ On December 6, 2001, Petrobras signed an agreement with an SPC called NovaMarlim Petróleo S.A., which is controlled by ABN Asset Management, BNDESpar, Bradesco Asset Management, JPM Participações, M.Safra & Co., PETROS and VALIA, with the purpose of complementing production development in the Marlim field. NovaMarlin Petróleo S.A. has already made US$ 933 million available for the project, in which Petrobras has already made initial expenditures of US$ 32 million.

## Gas and Energy

- ☐ The agreement between Petrobras and Empresa Metropolitana de Águas e Energia S.A. – EMAE (50%/50%) aims to produce an additional 59 MWh at the Henry Borden power plant by installing, operating and maintaining a system of water purification that flows into the Pinheiros canal. Petrobras is expected to invest US$ 17 million in the project, with power generation expected to commence in December 2002.

## Taxes and contributions paid

The economic contribution of Petrobras through the payment of income taxes, social contribution and other taxes for the year ended December 31, 2001 increased 8% as compared with the year ended December 31, 2000.

| | | | US$ Million |
|---|---|---|---|
| | 2001 | 2000 | △ % |
| ICMS | 4,369 | 4,093 | 7 |
| PASEP/COFINS | 3,394 | 2,283 | 49 |
| Income tax and social contribution | 995 | 1,476 | (33) |
| Importation taxes | 1 | 187 | (99) |
| Economic contribution - Foreign | 242 | 284 | (15) |
| Others | 194 | 186 | 4 |
| Total | 9,195 | 8,509 | 8 |

## Government participation paid

As a result of the implementation of the Oil Law, the Company is required to pay the Brazilian Government the following:

- ☐ **Royalties**: Production costs based on monthly oil and natural gas production, assessed on a field by field basis with rates ranging from 5% to 10%. These rates are applied on the volume produced valued at reference prices for oil and natural gas, which are based upon the international market;
- ☐ **Special participation:** Additional production costs assessed on fields with high production volumes and/or profitability, with rates ranging from 0% to 40%. The special participation is calculated based on the net revenue of the field, which is determined based upon international prices for oil products;
- ☐ **Rentals for the occupation or retention of areas:** : Financial compensation established annually by the bidding rules and the concession contract. It is calculated based on the number of kilometers of the block's surface;
- ☐ **Signature bonus:** Represents the amounts paid for the acquisition of a concession upon signing of the concession contract. Minimum amounts are established in the bidding rules published by the ANP.

| | | | US$ Million |
|---|---|---|---|
| | 2001 | 2000 | △% |
| Royalties | 978 | 1,080 | (9) |
| Special participation | 764 | 568 | 35 |
| Signature bonus | 112 | 90 | 24 |
| Retention of land | 30 | 36 | (17) |
| Total | 1,884 | 1,774 | 6 |

The increase in government participations during 2001, as compared to 2000, reflects growth in domestic production. Highly productive fields principally Marlim, Albacora, Leste do Urucu, Rio Urucu, Canto do Amaro and Roncador are subject to special government participation.

## Indebtedness

The net debt of Petrobras at December 31, 2001 dropped by 11% compared with December 31, 2000, as a result of improved cash generation originating from operating activities, collection of PPE and improved income from financial investments; the receivables relating to the net value of the insurance claim for the loss of Platform P-36 (US$ 171 million) and the sale of Petrobras U.K. – PBUK, controlled by Braspetro (US$ 85 million). Since August 2000, the Company has improved its indebtedness profile by contracting long-term obligations to replace a portion of its short-term obligations.

At December 31, 2001, debt, which includes domestic and international debt, capital lease obligations and project financings, increased to US$ 14,010 million, and is comprised as follows:

| | | US$ Million |
|---|---|---|
| | 2001 | 2000 |
| Short-term | 3,019 | 4,881 |
| Long-term | 10,991 | 8,259 |
| Total debt | 14,010 | 13,140 |
| | | |
| (-) Cash and cash equivalents | 7,360 | 5,826 |
| (-) Junior Notes | 150 | |
| Net debt | 6,500 | 7,314 |

Of the total capitalization of the Company, 36% (2000 - 37%) was derived from the Company's resources and 64% (2000 - 63%) was obtained from third party capital sources.

## Stockholders' Equity and Dividends

a) Paid in capital at December 31, 2001 in the amount of US$ 4,834 million, is represented by 634,168,418 common shares and 451,935,669 preferred shares with no par value.

b) Through a public offering of Petrobras preferred stock in July of 2001, BNDES sold 41,381,826 of the Company's preferred shares in the international and Brazilian markets (equivalent to 9% of total preferred stock and 4% of total capital).

c) The Company's American Depositary Shares (ADS) representing its common stock trade on the New York Stock Exchange under the symbol "PBR". Each PBR ADS represents 1 common share, and the closing price on December 31, 2001 was US$ 23.30.

d) The Company's American Depositary Shares representing its preferred stock trade on the New York Stock Exchange under the symbol "PBRA". Each PBRA ADS represents 1 preferred share and the closing price on December 31, 2001 was US$ 22.23.

e) At December 31, 2001 the consolidated stockholders' equity of Petrobras increased to US$ 13,247 million, or US$ 12.20 per share.

f) At the Extraordinary Shareholder's Meeting, held jointly with the Annual Shareholder's Meeting on March 22, 2002, the increase of the Company's capital stock from US$ 4,834 million to US$ 6,220 million was ratified. This capital increase was implemented through the capitalization of profit reserves accumulated in previous years, without issuing new shares, to bring the Company's capital in line with the oil industry.

g) Stockholder remuneration – Based upon the Company's by-laws the Ordinary General Assembly held on March 22, 2002 approved the distribution of dividends related to 2001 in the amount of US$ 1,545 million, which represents 28.30% of the base income for dividend purposes. This dividend includes US$ 922 million (US$ 0.85 per share) of interest on capital, which was approved by the Board of Directors on August 3, 2001 and December 20, 2001, subject to a withholding tax of 15%, except in the case of stockholders with tax immunity or exemption. The dividend is equivalent to US$ 1.42 per share and represents a dividend yield of 6.30% and 6.45% (4.6% and 4.9% in 2000) for the common stock and preferred stock, respectively.

h) Retention of income – The Company's 2002 capital budget is estimated to be US$ 4,875 million. As a significant portion of this amount will be funded by the Company, the stockholders at the Ordinary General Assembly held on March 22, 2002 approved the retention of US$ 2,812 million, of which US$ 2,642 million was retained from net income for the period, and US$ 170 million from the remaining balance of retained earnings.

i) The Brazilian Government is the principal shareholder of Petrobras owning 55.7% of its voting stock. The total paid in capital represented by all of the common and preferred shares, on December 31, 2001 was as follows:

| | Voting Stock | Non-Voting Stock | Total |
|---|---|---|---|
| **Principal Shareholders** | **Common shares %** | **Preferred shares %** | **%** |
| Brazilian Government | 55.7 | | 32.5 |
| BNDESPAR | 2.0 | 16.3 | 7.9 |
| Social Participation Fund - FPS | 0.8 | 0.4 | 0.6 |
| Custody held by stock exchanges | 4.7 | 25.4 | 13.8 |
| Foreign investors | 3.4 | 18.8 | 9.8 |
| ADSs | 22.7 | 34.0 | 27.4 |
| Privatization funds | 7.4 | | 4.3 |
| Other | 3.3 | 5.1 | 3.7 |
| Total | 100.0 | 100.0 | 100.0 |
| Total number of shares | 634,168,418 | 451,935,669 | 1,086,104,087 |

Shareholder Participation in the Voting Capital of Petrobras



Others
FGTS
Stock Exchanges
FPS
BNDESPAR
Federal Government
ADSs
Foreign shareholders


Shareholder Participation in the Total Capital of Petrobras



Others
FGTS
Federal Government
Stock Exchanges
FPS
BNDES
BNDESPAR
Foreign shareholders
ADSs

# Report of Independent Accountants

To the Board of Directors
and Stockholders
Petróleo Brasileiro S.A. – Petrobras

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders' equity, present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 2(i) and 10, Petrobras has been subject to significant Brazilian Federal Government regulation and new regulations were implemented in July 1998 that significantly changed the regulation of the Brazilian oil and gas market.

PRICEWATERHOUSECOOPERS

**Pricewaterhouse Coopers Auditores Independentes**
Rio de Janeiro, Brazil

*March 31, 2002*

## Petróleo Brasileiro S.A. – Petrobras and subsidiaries

## Consolidated Balance Sheets
**Expressed in millions of United States dollars**

As of December 31

| Assets | 2001 | 2000 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | 7,360 | 5,826 |
| Accounts receivable, net | 2,759 | 2,211 |
| Inventories | 2,399 | 3,087 |
| Deferred income tax | 149 | 165 |
| Recoverable taxes | 664 | 463 |
| Advances to suppliers | 483 | 268 |
| Other current assets | 512 | 506 |
| | 14,326 | 12,526 |
| **Property, plant and equipment, net** | 19,179 | 19,237 |
| **Investments in non-consolidated companies and other investments** | 499 | 530 |
| **Other assets** | | |
| Accounts receivable, net | 212 | 315 |
| Advances to suppliers | 403 | 496 |
| Petroleum and Alcohol Account - Receivable from Federal Government | 81 | 1,509 |
| Government securities | 665 | 3,542 |
| Unrecognized pension obligation | 187 | 333 |
| Restricted deposits for legal proceedings and guarantees | 337 | 230 |
| Receivable from non-consolidated companies | 264 | 44 |
| Recoverable taxes | 164 | |
| Marketable securities | 212 | 30 |
| Other assets | 335 | 344 |
| | 2,860 | 6,843 |
| **Total assets** | 36,864 | 39,136 |

| Liabilities and stockholders' equity | 2001 | 2000 |
|---|---|---|
| **Current liabilities** | | |
| Trade accounts payable | 1,783 | 2,011 |
| Income taxes | 1,695 | 350 |
| Taxes payable, other than income tax | 450 | 1,266 |
| Short-term debt | 1,101 | 3,128 |
| Current portion of long-term debt | 940 | 952 |
| Current portion of project financings | 680 | 565 |
| Capital lease obligations | 298 | 236 |
| Employee postretirement benefits | 117 | 454 |
| Payroll and related charges | 333 | 289 |
| Dividends payable | 93 | 6 |
| Accrued interest | 104 | 72 |
| Other payables and accruals | 450 | 311 |
| | 8,044 | 9,640 |
| **Long-term liabilities** | | |
| Employees postretirement benefits | 3,380 | 4,319 |
| Project financings | 3,153 | 2,056 |
| Long-term debt | 5,908 | 4,833 |
| Capital lease obligations | 1,930 | 1,370 |
| Deferred income taxes | 717 | 1,722 |
| Other liabilities | 406 | 338 |
| | 15,494 | 14,638 |
| **Minority interest** | 79 | 153 |
| **Commitments and contingencies** (note 17) | | |
| **Stockholders' equity** | | |
| Shares authorized and issued (Note 15(ii)) | | |
| Preferred stock - 2001 and 2000 - 451,935,669 shares | 1,882 | 1,882 |
| Common stock - 2001 and 2000 - 634,168,418 shares | 2,952 | 2,952 |
| Capital reserve - fiscal incentive | 128 | 37 |
| Accumulated other comprehensive income | | |
| Cumulative translation adjustments | (11,854) | (9,159) |
| Amounts not recognized as net periodic pension cost | (1,867) | (1,516) |
| Unrealized gain on available-for-sale securities | 13 | 65 |
| Retained earnings | | |
| Appropriated | 6,869 | 5,988 |
| Unappropriated | 15,124 | 14,456 |
| | 13,247 | 14,705 |
| **Total liabilities and stockholders' equity** | 36,864 | 39,136 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## Consolidated Statements of Income

Expressed in millions of United States dollars
(Except number of shares and per-share amounts)

Years ended December 31

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Sales of products and services** | 34,145 | 35,496 | 23,467 |
| Less: | | | |
| Value-added and other taxes on sales and services | (8,627) | (8,829) | (5,453) |
| Specific parcel price - PPE (Note 2(i)) | (969) | 288 | (1,656) |
| **Net operating revenues** | 24,549 | 26,955 | 16,358 |
| Cost of sales (net of impact of government regulation of US$ (68), US$ 19 and US$ (143) in 2001, 2000 and 1999, respectively (Note 2(i))) | 12,807 | 13,449 | 8,210 |
| Depreciation, depletion and amortization | 1,729 | 2,022 | 2,262 |
| Exploration, including exploratory dry holes | 404 | 440 | 295 |
| Impairment of oil and gas properties | 145 | 37 | |
| Selling, general and administrative expenses (net of impact of government regulation of US$ (45), US$ (81) and US$ (132) in 2001, 2000 and 1999, respectively (Note 2(i))) | 1,751 | 1,450 | 1,282 |
| Research and development expenses | 132 | 152 | 108 |
| **Total costs and expenses** | 16,968 | 17,550 | 12,157 |
| Equity in results of non-consolidated companies | (8) | 26 | 39 |
| Financial income (including financial income on the Petroleum and Alcohol Account of US$ 16, US$ 35 and US$ 95 in 2001, 2000 and 1999 respectively (Note 2(i))) | 1,375 | 1,113 | 928 |
| Financial expense | (808) | (909) | (715) |
| Monetary and exchange variation on monetary assets and liabilities, net | (915) | (575) | (2,745) |
| Employee benefit expense | (594) | (370) | (319) |
| Other taxes | (295) | (245) | (127) |
| Loss on government securities (Note 5) | (1,099) | (192) | |
| Other expenses, net | (445) | (450) | (316) |
| | (2,789) | (1,602) | (3,255) |

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Income before income taxes and minority interest** | 4,792 | 7,803 | 946 |
| **Income tax expense** | | | |
| Current | (1,196) | (1,574) | (65) |
| Deferred | (193) | (949) | (184) |
| | (1,389) | (2,523) | (249) |
| **Minority interests in net losses of consolidated subsidiaries** | 88 | 62 | 30 |
| **Net income for the year** | 3,491 | 5,342 | 727 |
| **Net income applicable to each class of shares** | | | |
| Common/ADS | 2,038 | 3,119 | 425 |
| Preferred/ADS | 1,453 | 2,223 | 302 |
| Net income | 3,491 | 5,342 | 727 |
| **Basic and diluted earnings per share (Note 15 (ii))** | | | |
| Common/ADS and Preferred/ADS | 3.21 | 4.92 | 0.67 |
| **Weighted average number of shares outstanding (Note 15 (ii))** | | | |
| Common/ADS | 634,168,418 | 634,168,418 | 634,168,418 |
| Preferred/ADS | 451,935,669 | 451,935,669 | 451,935,669 |

*The accompanying notes are an integral part of these consolidated financial statements.*

Expressed in millions of United States dollars

Years ended December 31,

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| **Net income for the year** | 3,491 | 5,342 | 727 |
| **Adjustments to reconcile net income to net cash provided by operating activities** | | | |
| Depreciation, depletion and amortization | 1,731 | 2,043 | 1,987 |
| Dry hole costs | 194 | 277 | 148 |
| Loss on property, plant and equipment | 811 | 7 | 26 |
| Loss on government securities | 1,099 | 192 | |
| Deferred income taxes | 193 | 949 | 184 |
| Equity in results of non-consolidated companies | 8 | (26) | (39) |
| Impairment of oil and gas properties | 145 | 37 | |
| Provision for uncollectible accounts | 421 | 33 | 188 |
| Minority interest in losses of consolidated subsidiaries | (88) | (62) | (30) |
| Foreign exchange and monetary loss | 807 | 432 | 1,730 |
| Gain on exchange of businesses with Repsol-YPF | (500) | | |
| Others | (93) | | |
| **Decrease (increase) in assets** | | | |
| Accounts receivable, net | (102) | (1,067) | (773) |
| Petroleum and Alcohol Account | 1,173 | (286) | 852 |
| Interest receivable on government securities | (243) | (280) | (384) |
| Inventories | 232 | (1,048) | (319) |
| Advances to suppliers | (240) | (212) | (188) |
| Prepaid expenses | (206) | (39) | (42) |
| Recoverable taxes | (422) | (149) | (99) |
| Others | (47) | (43) | (480) |
| **Increase (decrease) in liabilities** | | | |
| Trade accounts payable | (64) | 865 | 306 |
| Payroll and related charges | 84 | (10) | 51 |
| Taxes payable, other than income taxes | 212 | 542 | 632 |
| Employee post-retirement benefits, net of unrecognized pension obligation | (61) | 253 | 50 |
| Hedge activities | 123 | 24 | |
| Accrued interest | 58 | (13) | 64 |
| Other liabilities | 27 | (47) | 233 |
| **Net cash provided by operating activities** | 8,743 | 7,714 | 4,824 |

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Cash flows from investing activities** | | | |
| Additions to property, plant and equipment | (4,254) | (3,583) | (4,351) |
| Investment in non-consolidated companies | (222) | (74) | (80) |
| Dividends received from non-consolidated companies | 24 | 8 | 28 |
| Restricted deposits for legal proceedings | (140) | (95) | (2) |
| Time deposit | | 93 | 18 |
| **Net cash used in investing activities** | (4,592) | (3,651) | (4,387) |
| **Cash flows from financing activities** | | | |
| Short-term debt, net issuances and repayments | (1,648) | (962) | 1,962 |
| Proceeds from issuance of long-term debt | 2,347 | 1,535 | 1,443 |
| Principal payments on long-term debt | (1,023) | (1,325) | (1,192) |
| Project financings | 760 | 608 | 208 |
| Payment of lease obligations | (465) | (154) | (101) |
| Dividends paid to stockholders | (1,702) | (512) | (314) |
| Dividends paid to minority interests | (23) | | (28) |
| **Net cash provided (used in) financing activities** | (1,754) | (810) | 1,978 |
| Increase (decrease) in cash and cash equivalents | 2,397 | 3,253 | 2,415 |
| Effect of exchange rate changes on cash and cash equivalents | (863) | (442) | (213) |
| *Cash and cash equivalents at beginning of period* | 5,826 | 3,015 | 813 |
| **Cash and cash equivalents at end of period** | 7,360 | 5,826 | 3,015 |
| **Cash paid during the period for** | | | |
| Interest | 393 | 622 | 374 |
| Income taxes | 951 | 1,473 | 40 |
| Withholding income tax on financial investments | 178 | 116 | 55 |
| **Non-cash investing and financing transactions during the period** | | | |
| Capital lease obligations | 406 | 293 | 442 |
| Project finance expenditures funded by special purpose companies | 1,121 | 1,026 | |
| Net assets acquired in purchased business combination with Repsol - YPF | 424 | | |
| *Transfer of Government securities to Petros* | 2,140 | 216 | |

*The accompanying notes are an integral part of these consolidated financial statements.*

Expressed in millions of United States dollars
(Except number of shares and per-share amounts)

| Years ended December 31 | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Preferred stock** | 1,882 | 1,882 | 1,882 |
| **Common stock** | 2,952 | 2,952 | 2,952 |
| **Capital reserve - fiscal incentive** | | | |
| Balance January 1 | 37 | 33 | 35 |
| Transfer from (to) unappropriated retained earnings | 91 | 4 | (2) |
| Balance December 31 | 128 | 37 | 33 |
| **Accumulated other comprehensive income** | | | |
| **Cumulative translation adjustments** | | | |
| Balance January 1 | (9,159) | (7,980) | (2,288) |
| Change in the period | (2,695) | (1,179) | (5,692) |
| Balance December 31 | (11,854) | (9,159) | (7,980) |
| **Amounts not recognized as net periodic pension cost** | | | |
| Balance January 1 | (1,516) | (1,704) | (2,269) |
| Decrease (increase) in additional minimum liability | (524) | 281 | 843 |
| Tax effect on above | 173 | (93) | (278) |
| Balance December 31 | (1,867) | (1,516) | (1,704) |
| **Unrealized gain (losses) on available-for-sale Securities** | | | |
| Balance January 1 | 65 | (79) | (236) |
| Unrealized gains (losses) | (77) | 39 | 234 |
| Realization of previously unrecognized losses on ELET/SIBR investments (Note 5(a)) | | 175 | |
| Tax effect on above | 25 | (70) | (77) |
| Balance December 31 | 13 | 65 | (79) |

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Appropriated retained earnings** | | | |
| Legal reserve | | | |
| Balance at January 1 | 648 | 424 | 554 |
| Transfer from (to) unappropriated retained earnings | 120 | 224 | (130) |
| Balance at December 31 | 768 | 648 | 424 |
| Unrealized income reserve | | | |
| Balance at January 1 | 1,471 | 1,630 | 3,831 |
| Transfer to unappropriated retained earnings | (1,471) | (159) | (2,201) |
| Balance at December 31 | | 1,471 | 1,630 |
| Undistributed earnings reserve | | | |
| Balance at January 1 | 3,648 | 39 | 2,209 |
| Transfer from (to) unappropriated retained earnings | 2,238 | 3,609 | (2,170) |
| Balance at December 31 | 5,886 | 3,648 | 39 |
| Statutory reserve | | | |
| Balance at January 1 | 221 | 206 | 250 |
| Transfer from (to) unappropriated retained earnings | (6) | 15 | (44) |
| Balance at December 31 | 215 | 221 | 206 |
| **Total appropriated retained earnings** | 6,869 | 5,988 | 2,299 |
| **Unappropriated retained earnings** | | | |
| Balance at January 1 | 14,456 | 13,319 | 8,371 |
| Net income for the year | 3,491 | 5,342 | 727 |
| Cash dividends (per share: 2001 - US$ 1.62 and 2000 - US$ .45 to common and preferred shares; 1999 - US$ .28 to common shares and US$ .39 to preferred shares) | (1,851) | (512) | (314) |
| Appropriation (to) from reserves | (972) | (3,693) | 4,535 |
| Balance at December 31 | 15,124 | 14,456 | 13,319 |
| **Total stockholders' equity** | 13,247 | 14,705 | 10,722 |
| **Comprehensive income is comprised as follows:** | | | |
| Net income for the year | 3,491 | 5,342 | 727 |
| Cumulative translation adjustments | (2,695) | (1,179) | (5,692) |
| Amounts not recognized as net periodic pension cost | (351) | 188 | 565 |
| Unrealized gain (loss) on available-for-sale securities | (52) | 27 | 157 |
| **Total comprehensive income (loss)** | 393 | 4,378 | (4,243) |

*The accompanying notes are an integral part of these consolidated financial statements.*

(Expressed in millions of United States dollars, unless otherwise stated)

## 1 The Company and its Operations

Petróleo Brasileiro S.A. - Petrobras is Brazil's national oil company and, directly or through its subsidiaries (collectively, Petrobras or the Company), is engaged in the exploration, production, refining, distribution, import, export, marketing and transportation of hydrocarbons and oil products.

Petrobras was incorporated under Law No. 2004 on October 3, 1953. Until November 1995, Petrobras was the exclusive agent of the Brazilian Federal Government (the "Federal Government") for purposes of exploiting the Federal Government's constitutional and statutory control over activities involving exploration, production, refining, distribution, import, export, marketing and transportation of hydrocarbons and oil products in Brazil and its continental waters. When adopted in 1953, the relevant provisions of the Brazilian constitution and statutory law gave the Federal Government a monopoly in these areas subject only to the right of companies then engaged in oil refining and the distribution of oil and oil products to continue those activities in Brazil. Therefore, except for limited competition from those companies in their grandfathered activities, Petrobras had a monopoly over its businesses for approximately 42 years. As a result of a change in the Brazilian constitution in November 1995, and the subsequent and ongoing implementation of that change, Petrobras has ceased to be the Federal Government's exclusive agent in Brazil's hydrocarbons sector and has been operating in an environment of gradual deregulation and increasing competition.

In accordance with Law 9478 (Petroleum Law) and Law 9990, dated August 6, 1997 and July 21, 2000, respectively, the fuel market in Brazil was totally liberated beginning January 1, 2002 permitting other companies to produce and sell on the domestic market, and also import and export oil products.

## 2 Summary of Significant Accounting Policies

In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Estimates made by management include: oil and gas reserves, pension and health care liabilities, environmental obligations, depreciation, depletion and amortization, abandonment costs and income taxes. While the Company uses its best estimates and judgments, actual results could differ from those estimates as future confirming events occur.

### (a) Basis of presentation

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in significant respects from the Brazilian accounting principles applied by Petrobras in its statutory financial statements prepared in accordance with the Brazilian Corporate Law and the regulations promulgated by the Brazilian Securities Commission - CVM.

The U.S. dollar amounts for the periods presented have been remeasured or translated from the Brazilian Reais amounts in accordance with Statement of Financial Accounting Standards (SFAS) 52 - Foreign Currency Translation ("SFAS 52") as applicable to entities operating in non-hyperinflationary economies.

Prior to 1998 Brazil was considered to have a highly inflationary economy, defined under SFAS 52 as an economy in which the cumulative inflation rate is approximately 100% or more over a three-year period. During the last quarter of 1997, the Company determined that the Brazilian economy had ceased to be highly inflationary. Accordingly, on January 1, 1998 the Company changed its functional currency from the reporting currency (US dollar) to the local currency (Brazilian real) and translated or remeasured the US dollar amounts of monetary and non-monetary assets and liabilities into reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities.

The Company has translated all assets and liabilities into US dollars at the current exchange rate (R$ 2.3204 and R$ 1.9554 to US$ 1.00 at December 31, 2001 and 2000, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation loss in the amount of US$ 2,695 (2000 - US$ 1,179; 1999 - US$ 5,692) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (CTA) in the statements of comprehensive income and stockholders' equity.

## (b) Basis of consolidation

The consolidated financial statements include the accounts of the Company, all majority-owned subsidiaries in which the Company directly or indirectly has both share and management control. Intercompany accounts and transactions are eliminated.

The following majority-owned subsidiaries are consolidated:

| Subsidiary companies | Activity |
|---|---|
| Petrobras Distribuidora S.A. – BR | Distribution |
| Petrobras Internacional S.A. – Braspetro | International operations |
| Petrobras Química S.A. – Petroquisa | Petrochemical |
| Petrobras Gás S.A. – Gaspetro | Gas transportation |
| Petrobras Transporte S.A. – Transpetro | Transportation |
| Petrobras International Finance Company – Pifco | Marketing |
| Alberto Pasqualini – Refap S.A. (1) | Refining |
| Downstream Participações S.A. (1) | Refining and distribution |

*(1) Companies incorporated in November 2000 for the purpose of facilitating the exchange of assets discussed in Note 16. In 2001, the Company's interest in Refap was transferred to Downstream as a capital contribution.*

## (c) Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have a maturity of three months or less at date of acquisition.

## (d) Accounts receivable

Accounts receivable is stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

## (e) Inventories

Inventories are stated as follows:

- Raw materials comprise principally crude oil inventories, which are stated at the lower of cost (average cost) or market value.
- Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value.
- Materials and supplies are stated at average cost, not exceeding replacement value and imports in transit are stated at identified cost.

## (f) Investments in non-consolidated companies and government securities

## (i) Investments in non-consolidated companies

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 49% of the investee's outstanding voting stock and/or has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company's proportionate share in the investee's results, reduced by receipt of investee dividends.

## (ii) Government securities

Until December 28, 2001, the Company held National Treasury Bonds "Series P" (NTN-P) as held-to-maturity securities. On this date, the Company exchanged its NTN-P securities for National Treasury Bonds "Series B" (NTN-B) issued by the Federal Government.

In accordance with SFAS 115 - Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"), the Company accounted for its investments in ELET and SIBR (through February 2000) and accounts for its investment in NTN-B government securities as available-for-sale securities. Accordingly, any unrealized holding gains or losses on available-for-sale securities are recognized as a separate component of stockholders' equity until realized.

# (g) Property, plant and equipment

## (i) Costs incurred in oil and gas producing activities

The successful efforts method of accounting is used for oil and gas exploration, development and production activities.

**Property acquisition costs** – Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

**Exploratory costs** – Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production could begin are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory costs that meet either of these tests are capitalized. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred.

**Development costs** – Costs of development wells including dry holes, platforms, well equipment and attendant production facilities are capitalized.

**Production costs** – Costs incurred with producing wells are expensed as incurred.

**Abandonment costs** – The estimated costs of dismantlement and removal of oil and gas related facilities are accrued over the properties' production lives using the unit-of-production method and recognized as accumulated depreciation, depletion and amortization as the expense is recorded. The Company's abandonment liability was US$ 1,369 and US$ 1,588 at December 31, 2001 and 2000, respectively. At December 31, 2001, the total anticipated costs of abandonment were US$ 2,277.

## (ii) Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method by individual fields as the proved reserves are produced. Leased production platforms are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties are recorded using the unit-of-production method by individual fields as the proved developed reserves are produced. Estimated dismantlement, restoration and abandonment costs and estimated salvage values are taken into account in determining amortization and depreciation provisions.

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

| | |
|---|---|
| Building and improvements | 25 years |
| Equipment and other assets | 5-25 years |
| Platforms | 10-25 years |

### (iii) Impairment

Management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flow model, if the sum of the expected future cash flows is less than the book value.

The Company records assets which management has committed to a plan of disposal at the lower of cost or fair value less incremental direct costs to sell the related assets.

### (iv) Maintenance and repairs

The actual costs of major maintenance, including turnarounds at refineries and vessels, as well as other expenditures for maintenance and repairs, are expensed as incurred.

### (v) Capitalized interest

Interest is capitalized on specific projects when construction takes considerable time and involves major expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets.

## (h) Revenues, costs and expenses

Revenues from sales of crude oil and oil products, petrochemical products and others are recognized on an accrual basis when title has transferred to the customer. Revenues from sales of natural gas are accounted for when the natural gas is sold to the customer. Differences between these sales and the Company's share of production are routinely adjusted. These differences are not significant. Costs and expenses are accounted for on an accrual basis.

## (i) Accounting for the effect of Federal Government regulation

The Brazilian oil and gas industry has been subject to extensive regulation by the Federal Government. Petrobras has been used by the Federal Government to implement these various regulations. Since 1996, the Federal Government has introduced several measures to deregulate the oil and gas industry in Brazil, including the enactment of the Oil Law in 1997. One of the consequences of the Oil Law was the implementation of new regulations on July 29, 1998 that significantly changed the Federal Government's regulation of the Brazilian oil and gas market. As a result of the Federal Government regulations during the periods presented, the financial statements may not be comparable to those of other oil and gas companies.

The impact of Federal Government regulation on the Company's operating structure has been recorded in the Petroleum and Alcohol Account. The impact of these regulations are recorded in the income statement to correspond with underlying transactions when compliance with applicable law has occurred and collection is reasonably assured.

The Company's financial statements for the periods presented were impacted by Federal Government regulation in the following ways:

**Sales of products and services**. Products were sold at prices established by the Federal Government for each type of basic oil product on the basis of political and economic conditions in Brazil.

**Net operating revenues**. Net operating revenues were determined using actual quantities sold and the realization price, or "PR". The Federal Government determined the PR for each of Petrobras' principal oil products, through application of pricing formulas that, with a lag of approximately one-month, reflected changes in the US dollar/real exchange rate and international market prices for benchmark products. The difference between the price at which Petrobras sold each of its oil products, net of value added and other taxes on sales, and the PR for that product was the Parcela de Preços Específica, or PPE, which has been presented as an adjustment to sales of products and services with a corresponding amount recorded in the Petroleum and Alcohol Account.

**Cost of Sales**. Import costs are recorded at prices actually paid by the Company. The Company purchased and sold fuel alcohol on behalf of the Federal Government and recorded the net effect of these sales against the Petroleum and Alcohol Account with an offsetting adjustment to cost of sales. However, during the three year period ended December 31, 2001, the volumes of fuel alcohol purchased and sold in this capacity were not significant.

**Selling, general and administrative expenses**. The Federal Government provided reimbursements to Petrobras and distributors (including BR) of transportation subsidies. These amounts increased the balance of the Petroleum and Alcohol Account and reduced selling, general and administrative expenses.

**Payments to third parties**. Petrobras reimbursed distributors and fuel alcohol producers who incurred transportation and other costs in categories specified by the Federal Government in connection with the commercialization of oil products and fuel alcohol, and were entitled to claim reimbursement under existing regulations. Additionally, Petrobras was required to fund the administrative expenses of the National Petroleum Agency - ANP. These payments were made after determination by the Federal Government and were recorded as an increase in the Petroleum and Alcohol Account and did not impact the income statement.

The impact on the balance sheet of the Federal Government's regulation of the Brazilian oil and gas industry was recorded in the Petroleum and Alcohol Account (see Note 10) at December 31, 2001, 2000 and 1999. The impact on the income statement for the three years ended December 31, 2001 is summarized as follows, by income statement component:

| | Years ended December 31 | | |
|---|---|---|---|
| | **2001** | **2000** | **1999** |
| Specific parcel price - PPE (collected) advanced | (969) | 288 | (1,656) |
| Cost of sales (increase) decrease | | | |
| Commercialization of fuel alcohol | (68) | 19 | (143) |
| Selling, general and administrative expenses (decrease) | | | |
| Transport of oil products | (45) | (81) | (132) |
| Financial income (financial income on the Petroleum and Alcohol Account) | 16 | 35 | 95 |

## Liberation of the fuel market in Brazil

In accordance with Laws 9478 (Petroleum Law) and 9990, dated August 6, 1997 and July 21, 2000, respectively, the fuel market in Brazil was totally liberated as from January 1, 2002 permitting other companies to produce and sell on the domestic market, and also import and export oil products. The following amendments were also enacted:

**(i)** By means of Law 10336 dated December 19, 2001, the Contribution for Intervention in the Economic Domain-CIDE was introduced, levied on the import and sale of fuel, whose taxpayers are the corresponding producers, formulators and importers. The amount of CIDE to be collected is established in reais per sales unit, applicable to each product;

**(ii)** The regulations for the sale of oil products were established by ANP Administrative Rules 309 and 310, of December 27, 2001, and for imports and exports of oil products, by ANP Administrative Rules 312 to 315, dated December 27, 2001.

As from January 1, 2002, Petrobras is no longer required to charge the prices established by the Federal Government on the sale of oil products, and the realization value is no longer established by a formula parameterized to the international market. Therefore the PPE is no longer collected.

Considering the liberation of the market and current legislation, as from January 1, 2002, the Petroleum and Alcohol Account will no longer be used to reimburse expenses related with the supply of oil products and fuel alcohol to Petrobras and third parties.

## (j) Income taxes

The Company accounts for income taxes in accordance with SFAS 109 - Accounting for Income Taxes ("SFAS 109"), which requires an asset and liability approach to recording current and deferred taxes. The effects of differences between the tax bases of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income taxes.

Petrobras records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes will not be recovered against future taxable income using a "more likely than not" criterion.

### (k) Employee postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees. With respect to such plans, SFAS 87 - Employers' Accounting for Pensions ("SFAS 87") was adopted by the Company on January 1, 1994, because it was not feasible to apply this standard on January 1, 1989, the date that SFAS 87 first became applicable for non-US pension funds. The amount recorded directly to equity upon adoption of SFAS 87 was US$ 946. However, the net transitory obligation was computed retroactively as if it had been established on January 1, 1989 and is amortized over a 15-year period.

In addition, the Company provides certain health care benefits for retired employees and its dependents. The cost of such benefits is recognized in accordance with SFAS 106 - Postretirement Benefits Other Than Pension ("SFAS 106"). The Company has disclosed information about its employee postretirement benefits in accordance with SFAS 132 - Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132").

The Company also contributes to the national pension, social security and redundancy plans at rates based on payroll, and such contributions are expensed as incurred. Further indemnities may be payable upon involuntary severance of employees but, based on current operating plans, management does not believe that any amounts so payable will be material.

### (l) Environmental and remediation costs

Environmental costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs provide future economic benefits. Liabilities are recognized when the costs are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted, site-specific costs.

### (m) Compensated absences

The liability for future compensation of employees for vacations is accrued as earned.

### (n) Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred stock, a participating security, and common stock. The preferred stock is participating since the preferred shares participate in dividends and undistributed earnings with the common stock at a predetermined formula. Such formula allocates the net income, as if all of the net income for each year had been distributed, first to the preferred shares in an amount equal to the preferred shares' priority minimum annual dividend of 5% of their paid-in capital as stated in the statutory accounting records, then to common stock in an amount equal to the preferred shares' priority dividend on a per share basis and any remaining net income is allocated equally to the common and preferred shares.

Earnings may be capitalized or otherwise appropriated; consequently, such earnings would no longer be available as dividends.

Each American Depositary Share (ADS) for common stock represents one share of the Company's common stock or one share of the Company's preferred stock and, in each case, is presented together with earnings per share.

### (o) Research and development costs

Research and development costs are charged to expense when incurred.

### (p) Accounting for derivatives and hedging activities

The Company may use derivative financial instruments to mitigate the risk of unfavorable price movements on crude oil purchases. Gains and losses on these hedges are deferred until the underlying hedged transaction impacts earnings and are recognized as adjustments to cost of products or sales. Cash flows associated with these derivatives are reported with the underlying hedged transaction's cash flows. Transaction fees associated with these derivatives are expensed as incurred.

The Company may also use derivative financial instruments to protect against exchange rate movements affecting its foreign currency denominated indebtedness. Gains and losses from changes in the fair value of these contracts are recognized in income currently, offsetting foreign exchange gains and losses arising on the Company's outstanding debt balance.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 - Accounting for Derivative Financial Instruments and Hedging Activities (SFAS 133). The standard, as amended by SFAS 137 - Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB 133, and amendment of FASB Statement No. 133 and SFAS 138 - Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 (referred to hereafter as "SFAS 133"), was adopted, as required as of January 1, 2001. SFAS 133 defines derivatives broadly such that the Company's purchase and sale contracts could be considered derivatives except that the Company may qualify for certain exemptions. The Company has determined these contracts qualify for these exemptions. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge relationship. For fair value hedge transactions in which the Company is hedging changes in an asset's, liability's, or a firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value attributable to the hedged risk.

For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that is reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are impacted by the hedged item. The ineffective portion of all hedges will be recognized in current period earnings. The gain and loss on all derivatives not designated as hedges are recognized in earnings.

Upon adoption of SFAS 133, the Company determined that all of its derivative financial instruments that had previously been treated as hedges will not qualify for hedge accounting under the new standard. The net-of-tax cumulative-effect recorded on January 1, 2001 to recognize at fair value all of the Company's derivative instruments was immaterial.

Although SFAS 133 provides a significant change in the accounting guidance related to derivative instruments and hedging activities, the Company has determined that the more stringent accounting and documentation requirements under SFAS 133 will not cause any significant changes in its overall risk management strategy and in its overall hedging activities. Implementation issues continue to be addressed by the FASB and any changes to existing guidance might impact the Company's implementation.

### (q) Reclassifications

Certain prior periods' amounts have been reclassified to conform with the current periods' presentation. These reclassifications had no impact on the Company's net income or stockholders' equity.

### (r) Recently issued accounting pronouncements

The Financial Accounting Standards Board ("FASB") has recently issued the following Statements of Financial Accounting Standards ("SFAS"). The SFAS's issued in July 2001 were: SFAS No. 141, Business Combinations ("SFAS No. 141") and SFAS No. 142, Goodwill and Other Intangible Asset ("SFAS 142"). In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). In October 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets ("SFAS 144") was also issued. SFAS No. 141, requires the purchase method of accounting for all business combinations, applies to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No.142 requires that goodwill as well as other intangible assets with indefinite lives not be amortized but be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS 141 and 142 will not have a material impact on the financial position and results of operations of the Company.

SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes, with exceptions, SFAS No. 121, Accounting for the Impairment of Long -Lived Assets and for Long - Lived Assets to be Disposed Of, and is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of SFAS No. 143 and No. 144 and therefore, at this time cannot reasonably estimate the effect of these statements on its financial condition, result of operations and cash flows.

## 3 Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates applicable in the years presented are as follows:

| | Years ended December 31 | | |
|---|---|---|---|
| | | | % |
| | 2001 | 2000 | 1999 |
| Federal income tax rate | 25 | 25 | 25 |
| Social contribution (*) | 9 to 12 | 9 to 12 | 8 to 12 |
| Composite tax rate | 34 to 37 | 34 to 37 | 33 to 37 |

*(*) Pursuant to a provisional measure, the social contribution rate was increased to 12% for the period May 1, 1999 to January 31, 2000 and it was reduced to 9% for the period February 1, 2000 to December 31, 2002. The social contribution rate will become 8% again effective January 1, 2003. Because provisional measures are valid only for 30 days unless approved by the Congress, for purposes of application of SFAS 109, the enacted rate continues to be 8%. Therefore, this rate was used to calculate deferred taxes at December 31, 2001, 2000 and 1999.*

During 2001, the Company recognized a benefit in the amount of US$ 111, relating to the reversal of a tax provision established in previous years in connection with the privatization of certain affiliates of Petroquisa included in the National Privatization Program (PND) due to expiration of the statute of limitations.

Also during 2001, certain changes were introduced in the Brazilian tax legislation, including earnings from foreign subsidiaries in the determination of current taxes payable in Brazil. As a result, the Company recorded a provision of US$ 100 relating to income taxes on its foreign subsidiaries undistributed taxable income generated since 1996.

The following reconciles the tax calculated based upon statutory tax rates to the income tax (expense) benefit recorded in the financial statements.

| | Years ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Income before income taxes and minority interest | 4,792 | 7,803 | 946 |
| Tax expense at statutory rates | (1,629) | (2,653) | (350) |
| Adjustments to derive effective tax rate: | | | |
| Reversal of income tax payable | 111 | | |
| Tax benefit of interest on stockholders' equity | 307 | 315 | 153 |
| Non-deductible postretirement health benefits | (73) | (102) | (76) |
| Taxes on unremmited earnings of foreign subsidiaries | (100) | | |
| Foreign income subject to different tax rates | 94 | 51 | 22 |
| Change in valuation allowance | (38) | (94) | (15) |
| Others | (61) | (40) | 17 |
| Income tax expense per consolidated Statement of income | (1,389) | (2,523) | (249) |
| Domestic taxes | (1,256) | (2,496) | (227) |
| Foreign taxes | (133) | (27) | (22) |
| | (1,389) | (2,523) | (249) |

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

| | As of December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Current | | |
| **Assets** | | |
| Inventories | 66 | 87 |
| Lease obligations | 83 | 78 |
| **Net current deferred tax assets** | 149 | 165 |
| Non-current | | |
| **Assets** | | |
| Employees' post-retirement benefits, net of unrecognized pension obligation | 409 | 74 |
| Deferred charges | 43 | 51 |
| Tax loss carryforwards | 197 | 502 |
| Investments | 87 | 75 |
| Lease obligations | 426 | 452 |
| Project Finance | 582 | 298 |
| Other temporary differences | 257 | 197 |
| Valuation allowance | (170) | (147) |
| | 1,831 | 1,502 |
| **Liabilities** | | |
| Capitalized exploration and development costs | 709 | 615 |
| Accelerated depreciation | 34 | 72 |
| Property, plant and equipment | 1,740 | 1,621 |
| Interest on government securities held-to-maturity | | 835 |
| Tax effect on unrealized gain on investments available-for-sale | 7 | 32 |
| Other temporary differences | 58 | 49 |
| | 2,548 | 3,224 |
| Net long-term deferred tax liabilities | 717 | 1,722 |

As a result of the NTN-P swap transaction described in note 5, the income tax on interest on government securities held-to-maturity, which payment had been deferred, became payable and the corresponding provision for income tax and social contribution was transferred to current liabilities.

Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. The following presents the changes in the valuation allowance for the years ended December 31, 2001, 2000 and 1999:

| | **2001** | **2000** | **1999** |
|---|---|---|---|
| Balance at January 1, | (147) | (86) | (18) |
| Additions | (23) | (61) | (68) |
| Balance at December 31 | (170) | (147) | (86) |

Tax loss carryforwards do not expire and are available for offset against future taxable income, limited to 30% of taxable income in any individual year.

## 4 Cash and Cash Equivalents

| | As of December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Cash | 789 | 343 |
| Short-term investment funds - local currency | 5,856 | 5,433 |
| Time deposits - US dollars | 715 | 50 |
| | 7,360 | 5,826 |

## 5 Government Securities

### (a) Held-to-maturity

The Company's National Treasury Bonds "Series P" (NTN-P) were received in exchange for other securities received by the Company during the 1990's for the sale of certain assets under the National Privatization Program (PND). The bonds were denominated in reais and earned interest of 6% p.a. plus the variation of the TR (Reference Rate) and had maturities from 2007 to 2010.

The NTN-P notes could not be traded in the secondary market; therefore, they were recorded at face value plus accrued interest. The bonds could only be redeemed at the maturity date or at an earlier date, at face value plus accrued interest, if they were used to pay debt to the Federal Government or agencies related to the Federal Government.

On December 28, 2001, a contract was entered into with the Federal Government to exchange the NTN-P, for National Treasury Notes - Series B (NTN-B) with a face value of US$ 3,239, created on July 4, 2001 by means of Federal Decree No 3859. The exchange was accounted for at fair value and a loss of US$ 1,099 was recorded in the results of operations for the year. Also on December 28, 2001, in accordance with a contract signed between Petrobras and Petros, the Company transferred NTN-B notes with a fair value of US$ 1,475 to Petros to increase pension assets.

### (b) Available-for-sale

**NTN-B**

The Company has retained title to NTN-B, mentioned in 5(a) above, amounting to US$ 665. These bonds have been advanced to Petros and the Company intends to utilize them to provide incentives to participants of the PETROS Plan to migrate to the PETROBRAS VIDA plan, as described in note 14. Accordingly, as the Company still has the risks and rewards relating to the bonds, they are being accounted for as available-for-sale securities and their corresponding earnings will be recorded on an amortized cost basis, with changes in fair value presented in the statement of stockholders' equity as a component of other comprehensive income.

The bonds were denominated in reais and earn interest of 6% p.a. plus the variation of the IPCA (Consumer Price Index - Adjusted) and mature in 2031.

**ELET/SIBR**

During 1996, the Company received government securities ("ELET" and "SIBR") as settlement of a net obligation owed by various government agencies and companies controlled by the Federal Government.

The Company accounted for there securities as available-for-sale. In February 2000, the Company transferred these investments to Petros, the Company's pension plan, at fair value, in order to increase plan assets. As a result of the transfer, the Company realized a total loss of US$ 192. This loss was recorded as a component of other expenses, net, in the income statement.

## 6 Accounts Receivable

Accounts receivable consisted of the following:

| | As of December 31 | |
|---|---|---|
| | 2001 | 2000 |
| Trade | | |
| Third parties | 2,899 | 2,766 |
| Related parties (Note 21) | 100 | 72 |
| Others | 680 | |
| | 3,679 | 2,838 |
| Less: allowance for uncollectible accounts | (708) | (312) |
| | 2,971 | 2,526 |
| Less: Long-term accounts receivable, net | (212) | (315) |
| Current accounts receivable, net | 2,759 | 2,211 |

| | | | As of December 31 |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Allowance for uncollectible accounts | | | |
| Balance at January 1, | (312) | (283) | (114) |
| Additions | (421) | (33) | (188) |
| Write-offs | 25 | 4 | 19 |
| Balance at December 31 | (708) | (312) | (283) |
| Allowance on short-term receivables | (66) | (57) | (84) |
| Allowance on long-term receivables | (642) | (255) | (199) |

During 1999, the Company changed the method of estimating the allowance for doubtful accounts relating to receivables from the distribution segment. The effect of the change in estimate in the amount of US$ 109 was charged to selling, general and administrative expenses in the income statement, in accordance with the provisions of APB 20 - Accounting Changes.

At December 31, 2001, long-term receivables include US$ 532 relating to payments made by the Company to suppliers and subcontractors on behalf of certain constructors. These constructors had been hired by the subsidiary Brasoil for the construction/conversion of vessels into FPSO ("Floating Production, Storage and Offloading") and FSO ("Floating, Storage and Offloading") and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to Brasoil.

Based on opinions from the legal advisers of Brasoil, these payments can be reimbursed, since they represent a right of Brasoil with respect to the constructors, for which reason judicial action was filed with international courts to seek financial reimbursement. However, as a result of the litigious nature of the asset and the uncertainties with regards to the probability of receiving all the amounts disbursed, the Company recorded a provision for uncollectible accounts for all credits that are not backed by collateral, in the amount of US$ 394, classified under other expenses, net.

## 7 Inventories

Inventories are comprised of the following:

| | As of December 31 | |
|---|---|---|
| | 2001 | 2000 |
| Products | | |
| Oil products | 1,088 | 1,190 |
| Fuel alcohol | 186 | 202 |
| | 1,274 | 1,392 |
| Raw materials, mainly crude oil | 583 | 1,272 |
| Materials and supplies | 542 | 423 |
| | 2,399 | 3,087 |

## 8 Property, Plant and Equipment

### (a) Composition of balance

Property, plant and equipment, at cost, are summarized as follows:

| | | | | | | As of December 31 |
|---|---|---|---|---|---|---|
| | 2001 | | | 2000 | | |
| | Cost | Accumulated depreciation | Net | Cost | Accumulated depreciation | Net |
| Buildings and improvements | 550 | (298) | 252 | 573 | (341) | 232 |
| Oil and gas assets | 21,512 | (13,230) | 8,282 | 21,981 | (14,198) | 7,783 |
| Equipment and other assets | 9,330 | (5,064) | 4,266 | 11,094 | (6,148) | 4,946 |
| Capital lease – platforms | 2,752 | (866) | 1,886 | 2,251 | (604) | 1,647 |
| Rights and concessions | 150 | (3) | 147 | 130 | (3) | 127 |
| Land | 149 | | 149 | 131 | | 131 |
| Materials | 173 | | 173 | 184 | | 184 |
| Expansion projects - | | | | | | |
| Construction and installations in progress: | | | | | | |
| Exploration and production | 2,731 | | 2,731 | 2,752 | | 2,752 |
| Supply | 876 | | 876 | 1,307 | | 1,307 |
| Gas and Energy | 193 | | 193 | | | |
| Distribution | 37 | | 37 | 29 | | 29 |
| Other | 187 | | 187 | 99 | | 99 |
| | 38,640 | (19,461) | 19,179 | 40,531 | (21,294) | 19,237 |

*During 2001, the Company capitalized US$ 123 of interest cost (2000 - US$ 223; 1999 - US$ 396).*

### (b) Impairment

For the years ended December 31, 2001 and 2000, the Company recorded impairment charges of US$ 145 and US$ 37, respectively. The Company did not record an impairment charge in 1999. During 2001, US$ 129 of this impairment charge was related to producing properties in Brazil and was primarily recorded in the Company's Voador field (US$ 88) in the Campos basin and Caravelas field (US$ 30) in the Santos basin. The remaining US$ 16 was recorded in the international segment primarily in the Company's Upia field (US$ 13) located in Colombia. During 2000, US$ 15 of the impairment charge was related to producing properties in Brazil and was primarily recorded in the Company's Cidade de São Sebastião Ferreira field (US$ 5) in the Sergipe Alagoas basin. The remaining US$ 22 was recorded in the international segment, primarily in the Company's Upia field (US$ 16) located in Colombia. These charges were recorded based upon the Company's annual assessment of the fields using prices consistent with those used in the Company's overall strategic plan.

The writedown of proved properties was determined by comparing the book values of the properties to their undiscounted future cash flows. For those properties where the book value exceeded the undiscounted future cash flows, the book values were written down to fair value measured by calculating the net present value of the future cash flows. There were no fixed price forward sales considered in the discounted cash flow models.

### (c) Return of exploration areas to the National Petroleum Agency (ANP)

During 2001, Petrobras returned to the ANP the rights to over 59 concessions previously granted to the Company on August 6, 1998.

Of the 59 concessions returned to the ANP, Petrobras had exclusive rights over 43 concessions, while the other 16 were operated in partnership with other companies.

In the 59 blocks returned, Petrobras had made 17 discoveries. The development area (part of the blocks which are being returned) corresponding to these discoveries will remain with the Company in order for work to continue on evaluating the feasibility of production.

### (d) Acquisitions and dispositions

Beginning at the end of the fourth quarter of 1999 through 2000, the Company entered into five contracts with leading oil and gas companies for the exploration, development and production of three exploratory fields. Under these contracts, the Company sold a partial interest in each of these fields for US$ 133, which was received during 2000. The Company recorded the entire proceeds received as a gain because it had no carrying costs in these fields. Additionally, under these contracts, the Company will be carried for a minimum exploratory work program, but will participate in any subsequent development and production of the field in accordance with its working interest. This gain has been recorded as a component of other expenses, net, in the income statement.

On August 31, 2001, the Company completed the sale of Petrobras U.K. Limited, a subsidiary of Brasoil, to Enterprise Oil. The sale of Petrobras UK Limited generated an after tax profit of US$ 85.

### (e) P-36 Platform Accident

On March 15, 2001, an accident occurred on the Company's P-36 semi-submersible oil and gas production platform located in the Roncador field in the Campos Basin, which resulted in the total loss of the platform on March 20, 2001. As a result of the accident, the Company recorded an initial loss of US$ 95 in March 2001.

In addition, in December 2001, based on an appraisal by the technical area of the Company, management concluded that recovery of the lines and oil pipelines connected to the platform P-36 was impossible, which resulted in an additional loss of US$ 60.

The total loss, net of insurance proceeds, has been recorded as a component of other expenses, net, as follow:

| | |
|---|---|
| Capitalized platform costs | 594 |
| Lease termination costs | 47 |
| Other costs | 11 |
| Total capitalized and other costs associated with the platform | 652 |
| Less: Insurance proceeds received | (497) |
| Total loss recorded | 155 |

On June 18, 2001 the Company paid the amount of US$ 326 related to the lease obligation and on July 1, received the amount of US$ 497 related to the insurance proceeds.

## 9 Investments in Non-Consolidated Companies and Other Investments

Petrobras conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and products transportation businesses.

The Company's participation in the voting shares of its equity non-consolidated companies ranged from 28% to 49%. At December 31, 2001, the Company's investment in these equity non-consolidated companies amounted to US$ 159 (2000 - US$ 140), and the Company recorded equity in results of non-consolidated companies of US$ (8) for the year ended December 31, 2001 (2000 - US$ 26; 1999 - US$ 39).

The Company also holds interests in other companies that are less than 20% of the total voting shares. At December 31, 2001 and 2000, the Company had invested US$ 321 and US$ 293, of which US$ 154 and US$ 184, respectively, was invested in companies with publicly traded shares. The Company's investment in these companies with publicly traded shares has been recorded at market value. The Company has recorded unrealized gains for the difference between the fair value and the cost of the investment on these investments of US$ 19 and US$ 97 as of December 31, 2001 and 2000. These unrealized gains are reflected as a component of stockholder's equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

Portions of the Company's investments are held in companies participating in the PND described in Note 5(b). The carrying value of these investments amounted to US$ 139 at December 31, 2001 (US$ 149 at December 2000). Companies included in the privatization program have been generally sold at prices above the minimum auction prices. However, at December 31, 2001 and December 31, 2000, it is not possible to estimate any adjustments which might be required to bring the book value of the investments into line with their realization value, due to the ongoing status of the privatization program. No dates have been defined by the Federal Government for the sale of these investments.

## 10 Petroleum and Alcohol Account - Receivable from Federal Government

The Petroleum and Alcohol Account - Receivable from Federal Government (the Petroleum and Alcohol Account) has been used to accumulate the impact of the Federal Government's regulation policies for the Brazilian oil and gas industry on Petrobras. The Petroleum and Alcohol Account accrues financial income on its outstanding balance at the Referential Rate Index - TR, which was 2.3% in 2001 (2.1% in 2000).

As provided in the applicable regulations, the Petroleum and Alcohol Account is a legal, valid and binding receivable from the Federal Government and collectibility of the receivable is not subject to future operations. The applicable regulations also provide that the Company has the right to offset amounts owed to the Federal Government relating to the regulation policies of the Brazilian oil and gas industry against the receivable. These increases and decreases in the Petroleum and Alcohol Account relating to the programs described in Note 2(i) have been recognized in accordance with applicable law when the underlying transaction occurred.

According to specific legislation applicable to the Petroleum and Alcohol Account through December 31, 2001, the Petroleum and Alcohol Account was realized through collection of the Specific Parcel Price-PPE generated by the sale of the majority of basic oil products (gasoline, diesel oil and LPG). The PPE represented the difference between the selling prices of these products at the refinery (net of ICMS and other charges levied on sales), fixed in reais by the Federal Government, and the corresponding realization prices for such products, which is the basis for calculating net operating revenues. The realization price (PR) for each oil product was determined on the basis of a pricing formula established by the Federal Government that, with a lag of approximately one month, reflected changes in oil products quotations on the international market and the exchange rate. When the invoicing price net of ICMS and PASEP/COFINS exceeded the realization price, the PPE collection was positive and reduced the balance of the Petroleum and Alcohol Account. Conversely, when the invoicing value net of ICMS and PASEP/COFINS was less than the realization price, the PPE collection was negative and increased the balance of the Petroleum and Alcohol Account.

The net effect of these regulations on the income statement is summarized in Note 2(i) and the net effect of these regulations on the balance sheet is summarized below.

### Movements of the Petroleum and Alcohol Account

During 2000, the Federal Government continued to control the sales price of the Company's oil products, resulting in an average 45% increase in sales prices for certain of the Company's oil products to reflect the higher international prices for these products. Additionally, the Federal government reduced the importation taxes for oil products from 9% to 6%, effective January 1, 2000, which reduced the PR. Finally, the Federal Government deregulated the price of petrochemical naphtha, effective August 9, 2000, which impacted the sale price for this product.

Despite these changes in the Federal Government's regulations, and the stable exchange rate, the balance of the Petroleum and Alcohol Account increased by US$ 263 in 2000, because the net increase in the Company's oil product sales prices was not sufficient to offset the 47% increase in international oil products prices and a lag between the increase in international market prices and the Company's sales prices, resulting in a negative PPE of US$ 288 million. This increase was partially offset by a reduction of US$106 in the balance of the account as a result of the completion of the certification process on a portion of the activity during the period under review by the Working Group, as described below.

During 2001, as a part of the evolving deregulation of the Brazilian oil and gas industry, the Federal Government determined that the Company's sales prices for diesel oil, gasoline and LPG would be established, each quarter, on the basis of a readjustment factor (IR), calculated using a formula that reflected changes in the Real/US dollar exchange rate and the prevailing international price of Brent crude during the preceding quarter. Under this new pricing methodology, on April 6, 2001, gasoline and diesel prices were reduced 5.51% and 3.63%, respectively; on July 6, 2001, gasoline, diesel oil and LPG prices were increased by 10.42%, 8.27% and 4.34%, respectively; and on October 5, 2001, gasoline, diesel oil and LPG prices were increased by 4.08%. In addition, during 2001, the Federal Government liberated invoicing prices for aviation kerosene for use in domestic and international flights, and fuel oils, as from July 2001 and November 2001, respectively. The balance of the Petroleum and Alcohol Account in 2001, was reduced from US$ 1,509 as of December 31, 2000 to US$ 81. This decrease was primarily due to the collection of PPE amounting to US$ 969, reflecting the increase in invoicing prices and a reduction of 31.4% in the average realization prices of controlled oil products (US$ 40.55 per bbl in December 2000 and US$ 27.83 per bbl in December 2001). In addition, as described below, the balance of the account was reduced by US$ 405 as a result of the completion of the certification process by the Working Group.

## National Treasury Bonds Series H (NTN-H)

On June 30, 1998, Petrobras and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of Petrobras to support the balance of the account. The value of the outstanding bonds at December 31, 2001 and 2000 was US$ 92 and US$ 1,062, respectively, at which time the balance of the Petroleum and Alcohol Account was US$ 81 and US$ 1,509, respectively. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

## Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and Alcohol Account as of March 31, 1992. In September 1999 the Ministers of Finance, Agriculture and Internal Supply, and Mines and Energy created a Working Group to certify the balance of the Petroleum and Alcohol Account, relating to the period April 1, 1992 to June 30, 1998.

In December 2000, the Working Group concluded its certification process on a portion of the activity for this period, and the Company agreed to reduce the balance of the Petroleum and Alcohol Account by US$ 106. The adjustments accepted by the Company primarily related to differences in the calculation of certain transportation subsidies known as FUP/FUPA and the procedures used to determine the difference between the Company's actual and regulated cost of imported crude oil and oil products, both of which were eliminated with the implementation in 1998 of new regulations as discussed in Note 2(i).

In December 2001, the Company received the final report on the audit carried out by the Working Group. In addition to the December 2000 adjustment, the Working Group report included new recommendations with respect to adjustments to be deducted from the Petroleum and Alcohol Account in the amount of US$ 405, as follows:

(a) Modifications to procedures adopted in calculating the profit on sale of fuel alcohol, resulting in a reduction to the account of US$ 36;

(b) Alterations to the reimbursement methodology as certain amounts were disallowed by the Working Group, mainly on the transportation of oil products and fuel alcohol by sea, pipeline, road and rail, with port charges, resulting in a reduction to the account in the amount of US$ 140; and

(c) Modifications to the methodology applied with respect to interest on the Petroleum and Alcohol Account for the period from September 1994 through June 1996, resulting in a reduction to the account in the amount of US$ 229.

The movements in the Petroleum and Alcohol Account in the period July 1, 1998 to December 31, 2001, will also be subject to audits by ANP, during the first semester of 2002, and the results of the audit will be the basis for the settlement of the account with the Federal Government, which should be concluded by June 30, 2002, unless extended, in accordance with Provisional Measure No. 18 of December 28, 2001.

Since the Company has implemented all recommendations made by the Working Group to the accounting for the Petroleum and Alcohol Account for the period from July 1, 1998 to December 31, 2001, the Company does not expect significant adjustments from the ANP audit of this period.

## Settlement of the Petroleum and Alcohol Account

In accordance with applicable law and regulations, and subject to the approval of the Company, settlement of the Petroleum and Alcohol Account may be in the form of (i) the transfer to the Company of an amount of NTN-H bonds equal to the balance of the Petroleum and Alcohol Account on the settlement date, (ii) the issuance of new instruments (the types and terms of which will be determined by the Federal Government at or before the time of settlement, subject to the Company's approval) in an amount equal to the balance of the account on the settlement date, (iii) the offset of the remaining balance of the account on the settlement date against other amounts owed by the Company to the Federal Government, such as federal taxes payable, or (iv) a combination of the foregoing.

The following summarizes the changes in the Petroleum and Alcohol Account for the years ended December 31, 2001, 2000 and 1999.

| | For the years ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Opening balance | 1,509 | 1,352 | 3,340 |
| Advances (collections): | | | |
| PPE | (969) | 288 | (1,656) |
| Reimbursements to third parties: | | | |
| Subsidies paid to fuel alcohol producers | 45 | | 303 |
| Others | 17 | 19 | 35 |
| Total reimbursements to third parties | 62 | 19 | 338 |
| Reimbursements to Petrobras | | | |
| Transport of oil products | 45 | 81 | 132 |
| Net result of fuel alcohol commercialization activities (1) | 68 | (19) | 143 |
| Total reimbursements to Petrobras | 113 | 62 | 275 |
| Total reimbursements | 175 | 81 | 613 |
| Financial income | 16 | 35 | 95 |
| Results of audit conducted by the Federal Government (2) | (405) | (106) | |
| Translation loss (3) | (245) | (141) | (1,040) |
| Ending balance - December 31 | 81 | 1.509 | 1,352 |

*(1) Recorded as a component of cost of sales.*
*(2) US$ 405 in 2001 and US$ 105 in 2000 were recorded as a component of other expenses, net and US$ 1 in 2000 was recorded as a component of monetary and exchange variation on monetary assets and liabilities, net.*
*(3) Translation losses are recorded as a component of the cumulative translation adjustment.*

## 11 Financing

### (a) Short-term debt

The Company's short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

| | As of December 31 | |
|---|---|---|
| | 2001 | 2000 |
| Import - Oil and equipment | 352 | 2,731 |
| Working capital | 749 | 397 |
| | 1,101 | 3,128 |

The weighted average annual interest rates on outstanding short-term borrowings were 4.46% and 8.07% at December 31, 2001 and 2000, respectively.

(b) Long-term debt

### (i) Composition

| | As of December 31 | |
|---|---|---|
| | 2001 | 2000 |
| **Foreign currency** | | |
| Financial institutions | 1,861 | 2,366 |
| Suppliers' credits | 1,377 | 1,298 |
| Notes | 1,733 | 856 |
| Commercial paper | | 150 |
| Securitization of receivables | 900 | |
| | 5,871 | 4,670 |
| **Local currency** | | |
| Debentures (related party) | 276 | 310 |
| BNDES (related party) | 657 | 751 |
| Others | 44 | 54 |
| | 977 | 1,115 |
| | 6,848 | 5,785 |
| **Current portion of long-term debt** | (940) | (952) |
| | 5,908 | 4,833 |

### (ii) Composition of foreign currency debt by currency

| | As of December 31 | |
|---|---|---|
| | 2001 | 2000 |
| **Currencies** | | |
| United States dollars | 4,808 | 3,371 |
| Japanese Yen | 788 | 987 |
| French Franc | 59 | 78 |
| Italian Lira | 128 | 140 |
| Austrian Shilling | 81 | 86 |
| Others | 7 | 8 |
| | 5,871 | 4,670 |

### (iii) Maturities of the principal of long-term debt

The long-term portion at December 31, 2001 becomes due in the following years:

| | |
|---|---|
| 2003 | 754 |
| 2004 | 625 |
| 2005 | 389 |
| 2006 | 725 |
| 2007 and thereafter | 3,415 |
| | 5,908 |

### (iv) Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

| | As of December 31 | |
|---|---|---|
| | 2001 | 2000 |
| **Foreign currency** | | |
| 6% or less | 1,890 | 890 |
| Over 6% to 8% | 1,755 | 1,723 |
| Over 8% to 10% | 2,074 | 1,756 |
| Over 10% to 15% | 152 | 301 |
| | 5,871 | 4,670 |
| **Local currency** | | |
| 6% or less | 537 | 637 |
| Over 6% to 8% | 411 | |
| Over 8% to 10% | 13 | 442 |
| Over 10% to 15% | 16 | 36 |
| | 977 | 1,115 |
| | 6,848 | 5,785 |

### (v) Securitization of exports

In December 2001, the Company signed contracts (Master Export Contract and Prepayment Agreement) with a special-purpose entity not related to Petrobras, PF Export Receivables Master Trust ("PF Export"). The purpose of these contracts is to structure an operation to securitize future export receivables from sales of fuel oil and other products purchased on the international market. The assignment of rights on future export receivables represents a liability of the Company, which will be settled by the transfer of the receivables to PF Export, as and when they are generated.

As stipulated in the contracts, the Company assigned the rights to future receivables totaling US$ 900 million to PF Export, and in return PF Export delivered to the Company US$ 750 million in Senior Trust Certificates, maturing in 2010 and 2011 and bearing annual interest at rates between 6.60% and 6.75%. The US$ 150 million difference represents a form of guarantee for the collection of the underlying receivables through Junior Trust Certificates held by the Company.

In order to guarantee that the exported volumes during the period of the transaction are sufficient to support the financial obligations, a hedge operation was entered into to set a minimum price for the crude oil at US$ 14/barrel.

### (vi) Lines of credit

At December 31, 2001 and 2000, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2001 and 2000 were US$ 1,729 and US$ 4,029, respectively.

### (vii) Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES - National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed (vessels).

At December 31, 2001 and 2000, Gaspetro had guaranteed certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of Gaspetro responsible for the operation of the pipeline.

The Federal Government guarantees TBG's Multilateral Credit Agency debt, which had an outstanding balance of US$ 506 and US$ 495 at December 31, 2001 and 2000, respectively. During 2000, the Federal Government, the Company, TBG, Petroquisa and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

On May 9, 2001, the Company through its wholly-owned subsidiary, PIFCO, completed an offering of US$ 450 9 7/8% Senior Notes due May 2008 and on July 6, 2001, the Company completed another offering of US$ 600 9 3/4% Senior Notes due July 2011.

Both issuances are general senior unsecured and unsubordinated obligations of the Company and will rank equal in right of payment with all other unsecured and unsubordinated obligations that are not expressly subordinated in right of payment. The failure to make required payments of principal or interest by Pifco will compel Petrobras to fulfill payment obligations.

Petrobras entered into a standby purchase agreement in support of the obligations of its wholly-owned subsidiary under the two note issuances in 2001 and their respective indentures. Petrobras has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

Subsequent to December 31, 2001, the Company, through Pifco, issued two additional series of Senior Notes totaling $500 with complementary standby purchase agreements.

The Company's debt agreements contain affirmative covenants regarding, among other things, provision of information; financial reporting; conduct of business; maintenance of corporate existence; maintenance of government approvals; compliance with applicable laws; maintenance of books and records; maintenance of insurance; payment of taxes and claims; and notice of certain events. The company's debt agreements also contain negative covenants, including, without limitation, limitations on the incurrence of indebtedness; limitations on the incurrence of liens; limitations on transactions with affiliates; limitations on the disposition of assets; limitation on consolidations, mergers, sales and/or conveyances; negative pledge restrictions; change in ownership limitations; ranking; use of proceeds limitations; and required receivables coverages.

## 12 Project Financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company's exploration and production and related projects. During 2001, the Company finalized negotiations on two new project finance arrangements. The following summarizes the nature of the projects in progress at December 31, 2001 and 2000.

The Company's arrangements related to there projects are considered leasing transactions. Petrobras' responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies' debt and return on equity payments. At the end of each financing project, the Company will have the ability to purchase the leased or transferred assets from the special purpose company. Because the Company had commenced development or construction activities on each of these projects prior to completing the financing arrangement, and because of the Company's continuing involvement in these projects, the Company continues to reflect the assets related to the projects as a component of property plant and equipment and the related obligation as a component of project financing.

| | December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Marlim | 713 | 941 |
| Nova Marlim | 933 | |
| Barracuda / Caratinga | 773 | 166 |
| Espadarte / Voador / Marimbá (EVM) | 498 | 849 |
| Cabiúnas | 529 | 253 |
| Albacora | 303 | 412 |
| Pargo, Carapeba, Garoupa and Cherne (PCGC) | 84 | |
| | 3,833 | 2,621 |
| Current portion of project financings | (680) | (565) |
| | 3,153 | 2,056 |

At December 31, 2001, the long-term portion of project finance becomes due in the followings years:

| | |
|---|---|
| 2003 | 364 |
| 2004 | 460 |
| 2005 | 752 |
| 2006 | 502 |
| 2007 and thereafter | 1,075 |
| | 3,153 |

**Marlim**. On December 14, 1998, the Company entered into a consortium agreement with Companhia Petrolífera Marlim (CPM), a single purpose entity formed in November 1998 by a group of international financial institutions for the sole purpose of raising US$ 1,500 for the expansion and continued development of the Marlim oil field. In December 1999, CPM raised US$ 200 through a medium term note program, and an additional US$ 300 in 2000. Upon closing of the consortium agreement, Petrobras sold certain assets to CPM, who leased them back to Petrobras. Effective June 30, 1999 Petrobras conveyed its remaining assets in the Marlim field to CPM, who leased them back to Petrobras. Additionally, in June 1999, the shareholders of CPM and Petrobras entered into a Stock Option Agreement granting to Petrobras a call option at a bargain price at the end of the lease and to the shareholders of CPM a put option to Petrobras in the case of default. As of December 31, 2001 CPM had an outstanding loan balance of US$187 from the BNDES.

**Barracuda / Caratinga**. On June 23, 2000 the Company completed its project finance negotiations with the Barracuda Caratinga Leasing Company B. V. (BCLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 2,500 for the development of the Barracuda and Caratinga oil and gas fields located in the Campos Basin. Permanent funding for this project has been raised from two governmental institutions (Japan's Bank of International Cooperation - JBIC and the BNDES) and from a syndicate of commercial banks. In conjunction with this project, the Company will contribute US$ 1,035 of drilling services through a drilling services contract signed with the Halliburton Company.

**Espadarte / Voador / Marimbá (EVM)**. On June 23, 2000, the Company completed its project finance negotiations with the EVM Leasing Corporation (EVMLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 1,600 for the development of the Espadarte, Voador and Marimbá oil and gas fields located in the Campos Basin. Permanent funding for the EVM project was provided by a syndicate of international financial institutions, Japanese trading companies, JBIC and BNDES. Bridge financing in the amount of US$ 300 for this project was prepaid in December 1999. Upon closing of the agreement, the Company sold previously identified oil and gas assets to EVM, who leased them back to the Company.

**Cabiúnas**. On March 1, 2000, the Company completed its project finance negotiations with the Cayman Cabiúnas Investment Co. Ltd., a special purpose entity formed by the Mitsui and Sumitomo banks for the sole purpose of raising US$ 850 for the expansion of the Cabíunas Complex located in Macaé, in the state of Rio de Janeiro. Permanent financing was provided by JBIC, a syndicate of commercial banks led by the Bank of Tokyo-Mitsubishi and the special purpose company's equity investors.

**Albacora**. During 2000, the Company finalized negotiations for two separate financing projects related to the Albacora oil field located in the Campos basin. On November 28, 2000, the Company completed its negotiations related to a project financing arrangement with the Albacora Japan Petroleum Limited Company (AJP), a special purpose corporation formed in December 1998 for the sole purpose of providing financing for the continued development of the Albacora oil field. AJP's operations commenced in December 2000 with the purchase of certain oil and gas assets from the Company. AJP provided these assets exclusively to the Company in return for minimum proceeds of US$ 208 to be generated from the field's production. Permanent financing was provided by JBIC, the Japan National Oil Company (JNOC) and certain Japanese trading companies. In addition, in December 2000, Petros, the Company's pension plan, agreed to provide funding for the development of this oil field. During 2000, Petros advanced US$ 240 for the continued development of the field, and this amount has been classified together with the AJP financing transaction. AJP does not have any further funding needs.

**Pargo, Carapeba, Garoupa, Cherne and Congro (PCGC)**. The PCGC is an offshore development project in the Pargo, Carapeba, Garoupa, Cherne and Congro fields. The project is a secondary extraction project using water-injection technology to reestablish the appropriate level of pressure in the reservoirs to maximize the recovery of oil and gas in these fields. In addition, the PCGC project includes equipment for new oil reserves in the Congro field. Management estimates total costs of the PCGC project to be US$ 134 million. Through December 31, 2001, the project received investments of US$ 84 million.

**Nova Marlim**. On December 6, 2001, the Company entered into a consortium agreement with Nova Marlim Petróleo S.A., a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 933 for the complementary development and production optimization of the Marlim oil field. Through December 31, 2001, the project received investments of US$ 32.

## 13 Capital Leases

The Company leases certain offshore platforms, which are accounted for as capital leases. At December 31, 2001, these assets had a net book value of US$ 1,886 (US$ 1,647 in 2000).

The following is a schedule by year of the future minimum lease payments at December 31, 2001:

| | |
|---|---|
| 2002 | 393 |
| 2003 | 385 |
| 2004 | 368 |
| 2005 | 320 |
| 2006 | 266 |
| Thereafter | 1,117 |
| Estimated future lease payments | 2,849 |
| Less amount representing interest at 6.187% to 12.0% | (606) |
| Less amount representing executory costs | (15) |
| Present value of minimum lease payments | 2,228 |
| Less current portion | (298) |
| Long-term portion | 1,930 |

## 14 Employees' Postretirement Benefits and Other Benefits

The Company sponsors a contributory defined benefits pension plan, Fundação Petrobras de Seguridade Social - Petros, which covers substantially all of its employees. The principal objective of Petros is to supplement the social security pension benefits of the employees of Petrobras, its subsidiaries and non-consolidated companies, other companies and Petros itself. The Company's funding policy is to contribute to the plan annually the amount determined by actuarial calculations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

On October 16, 2000 Petros established a defined contribution plan for the employees of Transpetro for which contributions will be made at 5.32% of that subsidiary's payroll to match employee contributions.

Plan assets are invested primarily in equity securities, government securities and properties, including the following securities of related parties:

| | As of December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Petrobras common shares | 21 | 32 |
| Petrobras preferred shares | 47 | 65 |
| Government controlled companies | 21 | 81 |
| Government securities | 1,823 | 4 |
| Securities of other related parties | 193 | 295 |
| | 2,105 | 477 |

In addition, Petros has agreed to provide certain financing for the continued development of the Albacora oil and gas field located in the Campos Basin (See Note 12).

The Company also provides certain postretirement health care benefits for its employees and their dependents. The Company contributes to the plan an amount necessary to cover employee benefits for the year. Accordingly, the plan is unfunded.

According to Constitutional Amendment Nº 20, which precludes state owned companies from making additional contributions to pension plans, computation of deficits in accordance with the actuarial method applied by the plan in its records maintained to satisfy the Brazilian regulatory agency (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants.

The funded status of the plans at December 31, 2001 and 2000, based on the report of the independent actuary, and amounts recognized in the Company's balance sheets at those dates, are as follows:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Pension benefits | Other benefits | Pension benefits | Other benefits |
| **Change in benefit obligation:** | | | | |
| Benefit obligation at beginning of year | 6,711 | 2,019 | 7,079 | 1,913 |
| Service cost | 73 | 31 | 84 | 31 |
| Interest cost | 339 | 192 | 389 | 197 |
| Actuarial loss | 842 | 96 | 237 | 110 |
| Benefits paid | (450) | (72) | (476) | (69) |
| Gain on translation | (1,055) | (318) | (602) | (163) |
| Benefit obligation at end of year | 6,460 | 1,948 | 6,711 | 2,019 |
| **Change in plan assets:** | | | | |
| Fair value of plan assets at beginning of year | 3,310 | | 2,927 | |
| Actual return on plan assets | 51 | | 385 | |
| Company contributions | 1,810 | 72 | 648 | 69 |
| Employee contributions | 99 | | 74 | |
| Benefits paid | (450) | (72) | (476) | (69) |
| Loss on translation | (521) | | (248) | |
| Fair value of plan assets at end of year | 4,299 | | 3,310 | |
| **Reconciliation:** | | | | |
| Funded status | (2,161) | (1,948) | (3,401) | (2,019) |
| Unrecognized actuarial loss | 2,859 | 539 | 2,356 | 554 |
| Unrecognized transition obligation | 187 | | 333 | |
| Net amount recognized | 885 | (1,409) | (712) | (1,465) |
| **Amounts recognized in the balance sheet consist of:** | | | | |
| Employees' postretirement benefits | (2,088) | (1,409) | (3,308) | (1,465) |
| Unrecognized pension obligations | 187 | | 333 | |
| Accumulated other comprehensive income | 2,786 | | 2,263 | |
| Net amount recognized | 885 | (1,409) | (712) | (1,465) |

As of December 31

As discussed in Note 5(b), on February 1, 2000 the Company transferred to Petros its ELET and SIBR government securities with a fair value of US$ 226. Also, as described in note 5, on December 28, 2001, the Company transferred to Petros NTN-B notes with a fair value of US$ 1,475.

For measurement purposes, a 5.82% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease to 2.7% after 50 years.

Net periodic benefit cost includes the following components:

Years ended December 31

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Pension benefits | Other benefits | Pension benefits | Other benefitss |
| Service cost-benefits earned during the year | 73 | 31 | 84 | 31 |
| Interest cost on projected benefit obligation | 339 | 192 | 389 | 197 |
| Expected return on plan assets | (207) | | (168) | |
| Amortization of initial transitory obligation | 134 | | 153 | |
| Gain (loss) on translation | (42) | 24 | (42) | 24 |
| Recognized actuarial loss | 126 | | 142 | |
| | 423 | 247 | 558 | 252 |
| Employee contributions | (99) | | (74) | |
| Net periodic benefit cost | 324 | 247 | 484 | 252 |

Assumptions used in 2001 and 2000 for both plans are summarized as follows:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Pension benefits | Other benefits | Pension benefits | Other benefits |
| Discount rates | Inflation + 6% | Inflation + 6% | Inflation + 6% | Inflation + 6% |
| Rates of increase in compensation levels | Inflation + 2% | Inflation + 2% | Inflation + 2% | Inflation + 3% |
| Expected long-term rate of return on assets | Inflation + 6% | | Inflation + 6% | |

The determination of the expense and liability relating to the Petrobras pension plan involves the use of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

Petrobras and its actuarial consultants are currently reviewing the basis for estimating the assumed discount rate in light of the recent development of a secondary bond market in Brazil for high-grade long-term government securities. As insufficient evidence is available at December 31, 2001 to support a change, Petrobras chose not to change the discount rate assumptions. In the event the rate of return offered by these securities (nominal rate of 15.5% at December 31, 2001) is deemed to be consistent with the requirements of SFAS Nº 87, and subsequent interpretations, for measurement of defined benefit obligations, Petrobras may adopt different assumptions in the future, which may have a significant impact on the amount of pension liability and expense.

Assumed health care costs trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost rates would have the following effects:

| | One percentage point-increase | One percentage point-decrease |
|---|---|---|
| Effect on total of services and interest cost component | 42 | (34) |
| Effect on postretirement benefit obligation | 295 | (240) |

## PETROBRAS VIDA

In May 2001, the Board of Directors of Petrobras approved the creation of a mixed social security plan, for current and new employees, based on a defined contribution formula for programmable benefits and a defined benefit formula for risk benefits.

The new plan, PETROBRAS VIDA, was also approved by the Coordination and Control Department of State Companies (DEST) and by the Supplementary Social Security Secretariat (SPC) in October 2001.

The rules for the migration process and principal characteristics of the new plan for programmable benefits are described below:

- Migration to the new plan is voluntary.
- In the case of participants that migrate, the benefits (proportional rights at the time of migration) calculated based on the Plan PETROS will be settled by the Company with the foundation, and will be passed on to participants as a proportional benefit as from retirement with a guarantee by the Company (only for those who elect for the settled benefit). The participants that elect to transform the settled benefit into a mathematical reserve will bear the risk.
- The benefits paid by Petros to retirees and pensioners will be updated according to the IPCA - Expanded Consumer Price Index, and will no longer be affected by any alterations made by Petrobras to the salary policy, principally with respect to salary increases. In the case of participants that do not migrate, the linkage rules with salary increases will continue to be valid.
- With the new plan, the contribution by Petrobras will be reduced from 12.93% to 8% (on average) on the contribution salary of migrating participants.
- The PETROBRAS VIDA Plan is a defined-contribution plan during the accrual phase, and therefore no deficits will occur during this phase. After concession of the benefit, any deficits will be shared equally between the sponsor and the beneficiaries.

The migration process is currently temporarily suspended, as a result of a judicial ruling by the Regional Federal Court of the 1st Region handed down on January 10, 2002.

Therefore the impact of migration to the new plan will only be computed and recognized in the accounts in accordance with the requirements of SFAS 88 - " Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", when the issues being litigated have been resolved and the migration process finalized.

### Constitutional Amendment Nº. 20

Evaluation of the Petros costing plan is performed by an independent actuary based on a capitalization system on a general basis.

Computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in CVM Resolution 371), must be equally shared between the sponsor and the participants, as established in Constitutional Amendment Nº 20.

In this way, if the deficit computed for December 31, 2001, in accordance with the projected credit unit method (CVM Resolution 371), amounting to US$ 1,181 in the consolidated and US$ 1,065 in the parent company, is reflected as a technical deficit in the methods adopted by the PETROS Plan, resulting in additional financial contributions, these shall be equally divided with the participants.

## 15 Stockholders' Equity

The Company's subscribed and fully paid-in capital at December 31, 2001 and 2000 consisted of 634,168,418 common shares and 451,935,669 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred stockholders have priority in the return of capital.

At the Extraordinary Stockholders' Meeting, held jointly with the Stockholders' General Meeting on March 22, 2002, the increase of the Company's capital stock from US$ 4,834 to US$ 6,220 was ratified. This was done by capitalization of the revenue reserve constituted in prior financial years, without issuing new shares, to bring the Company's capital into line with the levels of investment in the oil industry, involving the intensive use of capital and long maturity cycles of operations.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company's voting stock. On August 10, 2000, the Company completed its registration process with the Securities and Exchange Commission (SEC) for the trading of its American Depositary Shares on the New York Stock Exchange (NYSE) under the symbol "PBR". On the same day, the Federal Government, through the BNDES, sold 179,639,300 ordinary shares, of which 108,345,748 shares were sold on the NYSE. The sales in 2000 and 2001 reduced the Federal Government's ownership level from 84.1% in August 2000 to 55.71% in December 2001 of the voting shares of the Company and from 49.01% to 32.53% of the total capital of the Company during the same period.

On February 22, 2001, the Securities and Exchange Commission declared effective the registration of the Company's ADR level II program for preferred stock in replacement of the existing ADR level I program. Since then, these shares are being traded on the New York Stock Exchange (NYSE), under the symbol "PBRA".

Through a public offering of Petrobras preferred stock in July 2001, the BNDES sold 41,381,826 of the Company's preferred shares in the market, equivalent to 9% of total preferred stock and 4% of total capital.

### (i) Dividends

In accordance with the Company's by-laws, holders of preferred and common shares are entitled to a mandatory dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred stockholders have priority in the receipt of an annual dividend of 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As from January 1, 1996 amounts attributed to stockholders as interest (see below) are included in the computation of the mandatory dividend. Dividends are paid in Brazilian reais.

Brazilian corporations are permitted to attribute interest on stockholders' equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on stockholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the "TJLP") as determined by the Brazilian Central Bank. Also such interest may not exceed the greater of 50% of net income or the 50% of retained earnings plus revenue reserves. The Company paid US$ 1,301 in interest on stockholders' equity during the year ended December 31, 2001 (2000 US$ 251 - 1999 US$ 250).

The proposal for the total dividend for 2001 of US$ 1,545, submitted by the Petrobras Board of Directors, was approved by the stockholders at the OGM held on March 22, 2002.

On August 22, 2001, Petrobras distributed remuneration to stockholders in advance in the amount of US$ 527, of which US$ 481 was interest on capital, corresponding to US$ 0.49 for each common and preferred share. These dividends will be deducted from the dividends approved for the 2001 financial year, adjusted by the SELIC rate from the date of payment to December 31, 2001, totaling US$ 554.

The dividends approved for the 2001 financial year includes a portion of interest on capital of US$ 417, approved by the Board of directors on December 20, 2001. These amounts will be adjusted by the SELIC rate from December 31, 2001 up to the initial date of payment.

In addition, during December 2001, the Board of Directors of Petrobras proposed supplements to the dividends payable to untaxed and tax-exempt stockholders for the 1998, 1999 and 2000 financial years, in the amounts of US$ 19, US$ 17 and US$ 56 (equivalent to US$ 0.028, US$ 0.028 and US$ 0.11 per share) respectively, totaling US$ 92. These amounts are identical to the amounts added to the dividend on account of compensating income tax withheld at source for the payment of interest on capital allocated to the taxed shareholders, which were already paid, as a result of the interpretation of CVM Resolution Nº 207/96, which determined that interest paid or credited may only be imputed to the minimum compulsory dividend at the value net of withholding tax. The dividends were paid February 27, 2002.

These amounts will be adjusted at the SELIC rate as from December 31 of each corresponding financial year to the date of initial payment, and as of December 31, 2001, corresponded to US$ 32, US$ 24 and US$ 66, for 1998, 1999 and 2000, respectively.

Only stockholders that are untaxed or exempt, as stated in the stock position on the date of the general meeting that approved the dividends for each financial year, will receive the dividend supplement. The remaining stockholders have already received this portion together with the minimum compulsory dividend for the year.

The procedure adopted is in agreement with the recommendation by the Brazilian Securities Commission - CVM in December 2001.

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2001 the Company had appropriated all such retained earnings.

In addition, at December 31, 2001 the following reserves in appropriated retained earnings may be used for dividend distribution purposes, if so approved by the stockholders:

| | |
|---|---|
| Undistributed earnings reserve | 5,886 |
| Statutory reserve | 215 |
| | 6,101 |

A withholding tax of 15% is payable on distributions of profits earned from January 1, 1994 through December 31, 1995. No withholding tax is payable on distributions of profit earned since January 1, 1996.

### (ii) Basic and diluted earnings per share

On April 24, 2000, the Company's board of directors authorized a 1 for 100 reverse stock split which was approved by the Company's shareholders on May 23, 2000. Shares adjusted for the reverse stock split commenced trading on June 23, 2000. After giving effect to the reverse stock split, basic and diluted earnings per share amounts have been calculated as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income | 3,491 | 5,342 | 727 |
| Less priority preferred shares dividends | (117) | (139) | (152) |
| Less common shares dividends, up to the priority preferred shares dividends on a per-share basis | (164) | (195) | (213) |
| Remaining net income to be equally allocated to common and preferred shares | 3,210 | 5,008 | 362 |
| Weighted average number of shares outstanding: | | | |
| Common/ADSS | 634,168,418 | 634,168,418 | 634,168,418 |
| Preferred/ADS | 451,935,669 | 451,935,669 | 451,935,669 |
| Basic and diluted earnings per share | | | |
| Common/ADS and Preferred/ADS | 3.21 | 4.92 | 0.67 |

### (iii) Capital reserve - fiscal incentive

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company's transport fleet.

### (iv) Appropriated retained earnings

Brazilian Law and the Company's by-laws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves is as follows:

Legal Reserve

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

Unrealized Income Reserve

The balance of the reserve for unrealized earnings as of December 31, 2000 represented equity in the results of subsidiary and non-consolidated companies which had not yet been realized financially through receipt of dividends (2000 - US$ 202; 1999 - US$ 221), inflationary profits arising from the system of price-level restatement of Brazilian Corporate Law financial statements in force up to December 31, 1995 (2000 - US$ 779; 1999 - US$ 874), and realization of the revaluation reserve in the statutory records due to the sale of non-consolidated companies (2000 - US$ 489; 1999 - US$ 535).

This balance was fully realized in 2001 by the receipt of dividends from subsidiaries, principally in the form of notes derived from privatization of subsidiaries from realization of the greater part of the Petroleum and Alcohol Account balance, and other, and was added to basic income for dividend purposes.

Undistributed Earnings Reserve

This reserve is established in accordance with Article 196 of Law Nº 6.404/76 to fund the Company's annual investment program. For the year ended December 31, 2001, the management retained US$ 2,238 from the current year's income to fund the Company's capital expenditure budget for 2002. This proposal was approved at the Stockholders' General Assembly held on March 22, 2002.

Statutory Reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 73 of the Company's by-laws.

## 16 Exchange Agreement with Repsol - YPF

Final Agreement for the business combination between Petrobras and Repsol-YPF was signed and became effective on December 17, 2001. The agreement was initiated prior to June 30, 2001 and therefore accounted for as a purchase under APB 16 - "Business Combinations".

In order to make the transaction viable, Petrobras transferred the assets of the Alberto Pasqualini Refinery to its subsidiary Refap S.A. as a capital contribution on February 5, 2001, and its shares in the capital of Refap S.A. to its subsidiary Downstream Participações S.A., which transferred 30% of its shares in the capital of Refap S.A. to its subsidiary Refisol S.A on February 6, 2001.

Under the agreement the Company received 100% of the quotas in the company 5283 Participações Ltda, the owner of 99.6% of the stock of the oil company Eg3 in Argentina, comprising a refinery with the capacity to process 30,500 barrels/day of oil, approximately 700 gas stations, an asphalt and membrane plant, a terminal and a lubricants plant. In exchange, Petrobras assigned the following assets to Repsol-YPF:

**(i)** 100% of Refisol S.A., holder of 30% of the stock of Refap S.A, owner of the Alberto Pasqualini Refinery in Rio Grande do Sul.

**(ii)** 100% of Postos S.A., a subsidiary of BR, holder of the contractual rights to supply fuel to 234 gas stations in the Midwest, Southern and Southeastern regions (totaling 40,000 m3/month), in addition to associated assets assigned to the gas stations.

**(iii)** 10% of the concession rights for exploration of the Albacora Leste Field, located in the Campos Basin.

The market value of Eg3 was based on expected future earnings of EG-3, by means of an economic valuation that considered the potential effects of the economic situation of Argentina, including devaluation of the Argentine Peso and the slowdown of the economy in general. The same valuation also considered maintaining a balance between the economic values of the assets exchanged in the transaction, giving effect to contractual coverages, which protect margins and monetary assets and liabilities for up to eight years, ensuring that the transaction remains economically and financially balanced under the agreed terms.

The book value of the assets transferred to Repsol-YPF by means of the transaction was US$ 60.

The Eg3 acquisition was accounted for using the purchase method of accounting and, accordingly, Eg3's results of operations have been included in our consolidated financial statements commencing on the effective date of the acquisition. The purchase price for the Eg3 acquisition was initially allocated based on preliminary estimates of the fair market value of the assets acquired and the liabilities assumed as of the acquisition date. The estimated fair value of the net assets acquired from Eg3 was US$ 560. The gain of US$ 500 that resulted was included in other non-operating income. The purchase price allocation was initiated in 2001. The initial purchase price allocated for the Eg3 acquisition resulted in no goodwill.

The estimated fair value of the net assets of Eg3 were based on undiscounted future cash flow models of Eg3 generated by an independent third party. These models took into consideration the effect of the bilateral contingent clauses that effectively protect the Company's margins from any unfavorable operating results in Argentina as a result of Argentina's current economic crisis.

The following unaudited pro forma summary of financial information presents the consolidated results of operations as if the acquisition of Eg3 had occurred at the beginning of the periods presented.

Year ended December, 31

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | As reported | Pro forma (unaudited) | As reported | Pro forma (unaudited) |
| Net operating revenues | $ 24,549 | $ 25,163 | $ 26,955 | $ 27,639 |
| Net income | $ 3,491 | $ 3,488 | $ 5,342 | $ 5,292 |
| Net income per basic and diluted share | $ 3.21 | $ 3.21 | $ 4.92 | $ 4.87 |

The pro forma financial information presented does not purport to indicate: (1) what the combined results of operations would have been had the acquisition occurred at the beginning of the periods presented or (2) the results of operations that may be obtained in the future.

On June 13, 2001, a popular action was filed with the first Federal Court in the State of Rio Grande do Sul challenging the business combination, and the judge provisionally ruled that the transaction should not be finalized until a subsequent manifestation by the court had been made. However, the ruling did not prohibit carrying out preliminary measures before executing the transaction. In a decision dated August 13, 2001, the federal judge responsible for the popular action denied a request for an injunction to prevent the transaction from being closed. As a result of this ruling the operation could be completed, while the popular action is following its normal course in the courts.

## 17 Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, imports and exports, price controls, tax increases and retroactive tax claims, and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the Company are not predictable.

### (a) Financial Commitments and Guarantees

Petrobras currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require Petrobras to purchase a minimum of approximately 270,000 barrels per day at market prices.

Petrobras provided guarantees to the ANP, for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$ 682. Out of this total, US$ 635 represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which Petrobras had already made commercial discoveries or investments at the time where law nº 9478 of August 6, 1997 came into force. For areas whose concessions were obtained by bidding from the ANP, Petrobras has given guarantees totaling US$ 47 through December 31, 2001.

Petrobras has guaranteed that it will purchase specified volumes of natural gas that run through TBG.

In 1993, the Company signed a contract with Yacimentos Petrolíferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, Petrobras is required to purchase all of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US$ 1.07 per MMBTU to US$ 1.17 per MMBTU, based upon throughput. The northern section of the pipeline, which links Bolivia to the State of São Paulo, started operations in July 1999 and the southern section, which links São Paulo to Porto Alegre, started operations on March 31, 2000. The pipeline achieved a maximum throughput of 14.02 million cubic meters on October 19, 2001, with an average throughput of 10.07 million cubic meters per day.

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.

## (b) Litigation

The Company is a defendant in numerous legal actions arising in the normal course of business. Based on the advice of its internal legal counsel and management's best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by the nature of the claim:

| | As of December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Labor claims | 9 | 9 |
| Tax claims | 10 | 8 |
| Civil claims | 81 | 67 |
| | 100 | 84 |

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, a former subsidiary of Petrobras, in the federal court of the State of Rio de Janeiro seeking approximately US$ 450 in alleged damages and lost profits relating to Petromisa's rescission of a contract to develop a potassium salt mine. The plaintiff's claims are based on its alleged investment in the development of the project and related loss of expected profits. Petrobras has been brought into the lawsuit because of its relationship with Petromisa.

However, Petromisa was statutorily dissolved by the Federal Government as part of a privatization program and, under Brazilian law, all of its obligations should have been transferred to the federal government. Therefore, Petrobras maintains that any indemnity payable by the dissolved subsidiary should be borne by the Federal Government, rather than by Petrobras. Accordingly, the Federal Government has been brought into the lawsuit as a party to the litigation. On August 10, 1999, the trial judge dismissed most of the plaintiff's claims, and ordered Petrobras to indemnify the plaintiff only with respect to its preliminary research expenses. Once the amount of the award is determined, an additional amount equal to ten percent (10%) of the award in respect of attorney's fees will be added. There has been no condemnation as to the lost profits, as requested by the plaintiff. The total amount eventually payable would be adjusted for inflation and would bear interest at a per annum rate of 6%, which would be applied from the date of the commencement of the action. In September 1999, both parties to the lawsuit appealed to the federal appeals court in the State of Rio de Janeiro. Both appeals are still pending. Based upon the opinion of its internal legal counsel, management does not consider the risk of loss to be probable and, accordingly, has not recorded an accrual for this contingency.

On August 8, 1993, Indústria Bahiana de Adubos, Importação e Exportação Ltda. filed a lawsuit against us in the state court of Bahia claiming approximately US$ 129 in damages. The claim is based upon Petrobras' refusal to sell fertilizers to the plaintiff due to the plaintiff's payment default under prior contracts with Petrobras. The plaintiff claims that such a refusal harmed its financial condition and, ultimately, caused its bankruptcy. On December 9, 1993, the trial court decided in favor of the plaintiff. However, we appealed and the decision was reversed by the State Court of Appeals. Subsequently, the plaintiff filed a request for clarification (embargos de declaração) with the court; however, on September 26, 1998, the court upheld its decision. On August 31, 1999, the plaintiff appealed (recurso especial) to the Brazilian Superior Court of Justice (Superior Tribunal de Justiça). Based on the willingness of the Brazilian Superior Court of Justice to hear the plaintiff's appeal, management considers the risk of loss with respect to this lawsuit to be reasonably possible. Accordingly, management has not recorded an accrual for this contingency.

On January 14, 1997, a decision was handed down by the state trial court of Rio de Janeiro that held the Company liable to Petroquisa for damages in the amount of US $3,406 for a derivative lawsuit brought against the Company by Porto Seguro, a minority shareholder of Petroquisa. On June 8, 1999, the Third Civil Court of the Justice Tribunal of the State of Rio de Janeiro, ruled in favor of Petrobras' appeal to consider extinct, without judgement on the merit, the suit filed by a minority stockholder of Petroquisa, claiming that Petrobras should indemnify that subsidiary for supposed losses caused by the privatization of its investments in subsidiaries and associated companies, alleging abusive exercise of its controlling power.

However, the plaintiffs in the suit filed a motion for clarification of judgment, resulting in a change in the previous judgment and a new decision, in the same Third Civil Court that heard the appeal, by a majority of votes, declaring that Petrobras has a legitimate interest in contesting the suit.

As a result of this decision, on February 23, 2000, Petrobras filed motion to reverse or annul, and the Sixth Group of the Civil Court of Appeals of Rio de Janeiro unanimously approved a point of order deciding that this motion should only be considered after judgment of the merit of the appeal, which is still pending examination by the Third Civil Court. This decision was published in the Official Daily Government Newspaper of the State of Rio de Janeiro on October 3, 2000, whereupon the records were returned to the Third Civil Court. Based on the opinion of its internal legal counsel, the Company considers the possibility of the loss of this legal case to be remote.

Petrobras was sued by several oil product distributors alleging that Petrobras does not pass on to state governments the Value-added Tax on Sales and Services (ICMS) retained by Petrobras for interstate sales of naphtha. The Company believes these amounts represent valid state value added tax credits, which the Company may claim when paying state value-added tax charged on certain intrastate transactions. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Collectively, these claims totaled approximately US$ 394 at December 31, 2001 of approximately US$ 32 was effectively withdrawn from the Company's accounts as a result of judicial rulings of advance relief.

Petrobras, with the support of the state and federal authorities, has succeeded in impeding the execution of other withdrawals, and is making all efforts possible to obtain reimbursement of the amounts that were improperly withdrawn from its accounts.

On February 21, 2002, a Brazilian court published a ruling in favor of the Rio de Janeiro State Federation of Fishermen in their lawsuit against the Company stemming from the oil spill that occurred on January 18, 2000 in the Guanabara Bay (see Note 17(c)). The Federation of Fishermen initially requested damages for a variety of claims, including consequential damages and the infliction of emotional distress, in the amount of approximately US$ 224. The judge, however, refused to award the amount claimed and specified that proof of actual damages must be provided to the court. Proof of actual damages inflicted on the fishermen is pending, however, we believe that the amounts ultimately paid by the Company will be immaterial.

At December 31, 2001 and December 31, 2000, in accordance with Brazilian law, the Company had paid US$ 337 and US$ 230 into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

## (c) Environmental Matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites. Management believes that payments required to comply with these laws will not have a material adverse effect on the operations or cash flows of the Company.

On January 18, 2000, a pipeline from one of the Company's terminals to a refinery in the Guanabara Bay ruptured, causing a release of crude oil into the bay. The Company has spent approximately US$ 53 for cleaning up the oil in the Guanabara Bay, inclusive of a US$ 18 fine imposed under Brazilian law and US$ 8 the Company contributed to a fund created by the Federal Government to protect the Guanabara Bay. On January 19, 2001, pursuant to a new and untested Brazilian law, the Rio de Janeiro State Prosecutor filed a criminal lawsuit against the Company. This lawsuit could result in the imposition of additional fines against the Company and/or a judicial order requesting the Company to perform services to improve the environment. The Company is currently contesting the legal basis for the criminal lawsuit. Additionally, the Federal Prosecutor has filed criminal lawsuits against the former president of the Company and 9 other employees. The Company is also subject to several other investigations and potential civil and criminal lawsuits as a result of this spill. However, the Company cannot predict if the outcome of these proceedings will have a material adverse effect on the operations of the Company.

In addition, as a result of the spill, on January 27, 2000, the National Council for the Environment enacted a resolution that obligates the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (IBAMA), state environmental agencies and local environmental agencies and non-governmental agencies, to evaluate the control and prevention measures and environmental licensing status of all industrial facilities for the production of oil and oil products in Brazil within 240 days from the enactment of the resolution. This resolution also mandated that the Company perform within a six-month period, an independent environmental audit of all of our industrial installations located in the State of Rio de Janeiro. Finally, the resolution required all companies with activities related to the production of oil and oil products in Brazil to submit to the National Council for the Environment, within 180 days, a plan and schedule for the implementation of independent environmental audits in all of their respective plants located in Brazil. On August 8, 2000, the Company filed with the National Council for the Environment a plan and schedule for the implementation of independent environmental audits in all of the Company's plants located in Brazil. According to this plan and schedule, we expect to complete these audits by the end of 2003.

On July 16, 2000 an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. A portion of the oil leaked into the Barigui River and the Iguaçu River. Petrobras spent approximately US$ 38, including US$ 20 in fines imposed by the State of Paraná and IBAMA to clean the rivers affected by the spill. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$ 1,176 in damages. The Company has filed its response to this action. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. However, the Company cannot predict whether these proceedings will have a material adverse effect on the operations of the Company.

On November 4, 2000 the Cypriot flag vessel Vergina II chartered by Petrobras collided with the south pier at the Company's Almirante Barroso terminal in São Sebastião and spilled oil in the São Sebastião canal. As a result of the wind and river currents, the spill affected certain beaches in São Sebastião and Ilhabela. Petrobras immediately notified the relevant authorities and initiated the clean up of the spill, which was concluded on November 8, 2000. As a result of the accident, the Company was fined approximately US$ 30 by various local environmental agencies. The Company is currently contesting these fines on the basis that the Cypriot company was responsible for the navigation of the ship into the terminal.

On February 16, 2001 the Company's Araucária-Paranaguá pipeline ruptured as a result of an unusual movement of the soil and spilled fuel oil into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. The Company finalized the cleaning of the river surface on February 20, 2001, recovering a significant quantity of fuel oil. As a result of the accident, the Company was fined approximately US$ 80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which the Company is contesting through administrative proceedings.

On March 15, 2001 a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. The Company was fined by the Brazilian Environmental Institute ( IBAMA) US$ 3 in April 2001 for the spill and improper use of chemicals to disperse the oil. The Company is currently contesting these fines.

On October 18, 2001, as a result of a collision between the vessel Norma, owned by Transpetro, and a rock, naphtha leaked into the sea at the exit from the port of Paranaguá. The accident, attributed to incorrect positioning of the signaling buoys at the site, did not cause any significant damage to the environment.

The Company believes that future payments related to environmental clean up activities resulting from these incidents, if any, will not be material. These incidents, however, reinforced the need to implement the Company's Environmental Management and Operational Safety Excellence Program, whereby the Company has committed to spend approximately US$ 916 through 2003 to upgrade its pipelines and other equipment, implement new technologies and improve the Company's emergency response readiness. As of December 31, 2001 the Company had spent approximately US$ 604 under this program.

## 18 Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is evolving under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

### (a) Foreign Currency Risk Management

The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company's assets. The Company currently uses zero cost foreign exchange collars to implement this strategy.

During 2001 the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the US Dollar and the Japanese Yen, and between the US Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company treats these instruments as non-hedge derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparty will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterparty the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

The Company realized a net loss in 2001 associated with its zero cost foreign exchange collar contracts of US$ 77, which is comprised of market value losses (US$ 75) and payments made under the agreement (US$ 2).

### (b) Commodity Price Risk Management

The Company is exposed to commodity price risks through the fluctuation of oil and oil product prices. The Company's commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts hedge anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period to reduce the Company's exposure to volatile commodity prices.

The Company's exposure on these contracts is limited to the differential on the volumes hedged between the contract value and the market value. Gains and losses on hedge transactions are recognized concurrently with gains and losses resulting from the underlying hedged transaction. For the years ending December 31, 2001, December 31, 2000, and December 31, 1999 the Company carried out hedging activities on 21.20%, 13.85 % and 12.67%, respectively, of its total traded volume, and recognized losses of US$ 6, US$ 12 and US$ 11, respectively.

Additionally, in January 2001, the Company sold a series of put options to two counterparts to ensure a minimum price of US$ 14.00 per barrel for 52 million barrels produced from its Barracuda and Caratinga oil and gas fields located in the Campos Basin for the period January 1, 2004 to December 31, 2007. The puts were subsequently sold to the special purpose company associated with the project. The puts were written to ensure the financial institutions participating in the financing of the development of the fields receive the price required to generate the minimum required return on investment. The Company treats this derivative instrument as a non-hedge derivative instrument. During 2001, the Company realized a net gain of US$ 5.

### (c) Interest Rate Risk Management

The Company's interest rate risk is a function of the Company's long-term debt and, to a lessor extent, short-term debt. The Company's foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company's floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

## 19 Financial Instruments

In the normal course of its business, the Company uses various types of financial instruments. These instruments include recorded assets and liabilities, and also items such as derivatives, which principally involve off-balance sheet risk.

### (a) Concentrations of Credit Risk

Substantial portions of the Company's assets including financial instruments are located in Brazil and substantially all of the Company's revenues and net income are generated in Brazil. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, government securities, the Petroleum and Alcohol Account, trade receivables and future contracts.

The Company takes several measures to reduce its credit risk to acceptable levels. All cash equivalents in Brazil are maintained with federal banks in accordance with federal law. Time deposits in US dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company's available for sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions.

The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2001 and December 31, 2000, the Company's trade receivables were primarily maintained with large distributors.

As described in Note 10, the National Treasury Securities, NTN-H may be used in the settlement of the Petroleum and Alcohol Account.

### (b) Fair Value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end.

Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol Account and trade payables approximate their carrying values. The fair value for the Company's available for sale government securities equals their carrying value as disclosed in Note 5(a).

The Company's debt included US$ 5,416 and US$ 3,864 at December 31, 2001 and December 31, 2000 that had estimated fair values of US$ 5,218 and US$ 3,753, respectively.

The call and put portion of the Company's zero cost foreign exchange collars at December 31, 2001 do not have nominal values and have a fair value of US$ 4 and US$ 123, respectively. The Company did not own these zero cost foreign exchange collars at December 31, 1999.

## 20 Segment Information

The following segment information has been prepared in accordance with SFAS 131 - Disclosure about Segments of an Enterprise and Related information ("SFAS 131"). Since January 1, 2001, the Company has operated under the following segments, which are described as follows:

- **Exploration and Production** - This segment includes the Company's exploration, development and production activities in Brazil, as well as sales of crude oil and natural gas in the domestic and foreign markets.
- **Supply** - This segment includes the Company's refining, logistic, transportation and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes the Company's former Petrochemical and Fertilizers segment, which includes investments in various domestic petrochemical companies and the Company's two domestic fertilizer plants.
- **Distribution** - This segment represents the oil product and fuel alcohol distribution activities conducted by the Company's majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.
- **Gas and Energy** - This segment currently encompasses the commercialization and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company's domestic electric energy commercialization activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors, thermal electric companies and fiber optic companies.
- **International** - This segment represents the Company's international activities conducted in 10 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy. This segment also includes the Company's international distribution activities upon completion of the exchange of businesses with REPSOL-YPF (Note 16). Beginning in January 1, 2001 the Company allocated administrative and corporate costs incurred by the Company's International segment to the Corporate segment within the International Segment. These costs were formerly included in the overall Corporate segment. Relevant amounts for all periods presented have been reclassified to conform to the current year segment presentation.

Certain of the Company's assets are used jointly by the different businesses. The Company believes that allocation of the assets themselves on any basis would be arbitrary and could result in unreasonable fluctuations between periods presented. Accordingly, those jointly - used assets are presented as corporate and have not been allocated in the selected financial information by segment.

Revenue and net income information for the Gas and Energy segment are combined with the revenue and net income information of the Exploration and Production segments prior to January 1, 2001 because the changes in the Company's systems required to accommodate the Company's new segment reporting did not permit the practicable separation of revenue and cost information for these segments in those prior periods. The Company does not believe this classification of the Gas and Energy revenue and net income information materially changes the overall segment presentation.

Year ended December 31, 2001

| | Exploration and Production | Supply | Gas and energy | International* | Distribution | Corporate | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| **Current assets** | 1,529 | 4,125 | 604 | 566 | 1,002 | 7,425 | (925) | 14,326 |
| Cash and cash equivalents | | 553 | 60 | 145 | 30 | 6,572 | | 7,360 |
| Other current assets | 1,529 | 3,572 | 544 | 421 | 972 | 853 | (925) | 6,966 |
| **Investments in non-consolidated companies and other investments** | 5 | 281 | 52 | 36 | 22 | 103 | | 499 |
| **Property, plant and equipment, net** | 12,133 | 4,026 | 1,373 | 1,080 | 309 | 258 | | 19,179 |
| **Non current assets** | 325 | 250 | 637 | 33 | 192 | 2,099 | (676) | 2,860 |
| Petroleum and Alcohol Account | | | | | | 81 | | 81 |
| Government securities | | 3 | | | | 209 | | 212 |
| Other assets | 325 | 247 | 637 | 33 | 192 | 1,809 | (676) | 2,567 |
| **Total assets** | 13,992 | 8,682 | 2,666 | 1,715 | 1,525 | 9,885 | (1,601) | 36,864 |

** See separate disclosure*

Year ended December 31, 2001

International

| | Exploration and Production | Supply | Gas and Energy | Distribution | Corporate | Eliminations | Total |
|---|---|---|---|---|---|---|---|
| **Current assets** | 215 | 170 | 6 | 124 | 84 | (33) | 566 |
| Cash and cash equivalents | 72 | 30 | | 11 | 32 | | 145 |
| Other current assets | 143 | 140 | 6 | 113 | 52 | (33) | 421 |
| **Investments in non-consolidated companies and other investments** | 5 | 25 | 3 | 3 | | | 36 |
| **Property, plant and equipment, net** | 766 | 217 | 3 | 93 | 1 | | 1,080 |
| **Non current assets** | 11 | 11 | 1 | 8 | 2 | | 33 |
| Petroleum and Alcohol Account | | | | | | | |
| Government securities | | | | | | | |
| Other assets | 11 | 11 | 1 | 8 | 2 | | 33 |
| **Total assets** | 997 | 423 | 13 | 228 | 87 | (33) | 1,715 |

Year ended December 31, 2000

| | Exploration and Production | Supply | Gas and energy | International* | Distribution | Corporate | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| **Current assets** | 807 | 5,249 | 136 | 526 | 1,090 | 6,187 | (1,469) | 12,526 |
| Cash and cash equivalents | | 342 | 72 | 119 | 38 | 5,255 | | 5,826 |
| Other current assets | 807 | 4,907 | 64 | 407 | 1,052 | 932 | (1,469) | 6,700 |
| **Investments in non-consolidated companies and other investments** | 25 | 376 | 50 | 10 | 36 | 33 | | 530 |
| **Property, plant and equipment, net** | 11,549 | 4,661 | 1,564 | 924 | 299 | 240 | | 19,237 |
| **Non current assets** | 244 | 396 | 398 | 75 | 223 | 6,188 | (681) | 6,843 |
| Petroleum and Alcohol Account | | | | | | 1,509 | | 1,509 |
| Government securities | | | | | 2 | 3,540 | | 3,542 |
| Other assets | 244 | 396 | 398 | 75 | 221 | 1,139 | (681) | 1,792 |
| **Total assets** | 12,625 | 10,682 | 2,148 | 1,535 | 1,648 | 12,648 | (2,150) | 39,136 |

** See separate disclosure*

Year ended December 31, 2000

International

| | Exploration and Production | Supply | Gas and Energy | Distribution | Corporate | Eliminations | Total |
|---|---|---|---|---|---|---|---|
| **Current assets** | 369 | 89 | | | 63 | 5 | 526 |
| Cash and cash equivalent | 111 | 6 | | | 2 | | 119 |
| Other current assets | 258 | 83 | | | 61 | 5 | 407 |
| **Investments in non-consolidated companies and other investments** | 10 | | | | | | 10 |
| **Property, plant and equipment, net** | 633 | 291 | | | | | 924 |
| **Non current assets** | 21 | 54 | | | | | 75 |
| Petroleum and Alcohol Account | | | | | | | |
| Government securities | | | | | | | |
| Other assets | 21 | 54 | | | | | 75 |
| **Total assets** | 1,033 | 434 | | | 63 | 5 | 1,535 |

Year ended December 31, 2001

| | Exploration and Production | Supply | Gas and energy | International* | Distribution | Corporate | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| Net operating revenues to third parties | 308 | 15,969 | 659 | 777 | 6,836 | | | 24,549 |
| Intersegment net operating revenues | 9,796 | 5,757 | 177 | 71 | 100 | | (15,901) | |
| Net operating revenues | 10,104 | 21,726 | 836 | 848 | 6,936 | | (15,901) | 24,549 |
| Cost of sales | (3,766) | (17,279) | (600) | (541) | (6,310) | | 15,689 | (12,807) |
| Depreciation, depletion and amortization | (1,228) | (301) | (62) | (101) | (28) | (9) | | (1,729) |
| Exploration, including exploratory dry holes and impairment | (463) | | | (86) | | | | (549) |
| Selling, general and administrative expenses | (128) | (745) | (46) | (57) | (414) | (361) | | (1,751) |
| Research and development expenses | (63) | (40) | (3) | | | (26) | | (132) |
| Costs and expenses | (5,648) | (18,365) | (711) | (785) | (6,752) | (396) | 15,689 | (16,968) |
| Results of non-consolidated companies | | 28 | 8 | (44) | | | | (8) |
| Debt expenses, net | (372) | (112) | (322) | 12 | (1) | 444 | 3 | (348) |
| Employee benefit expense | | | | | | (594) | | (594) |
| Other expenses, net | (458) | 319 | (29) | 88 | 24 | (1,783) | | (1,839) |
| Income before income taxes and minority interest | 3,626 | 3,596 | (218) | 119 | 207 | (2,329) | (209) | 4,792 |
| Income tax benefits (expense) | (1,187) | (1,058) | (11) | (91) | (101) | 974 | 85 | (1,389) |
| Minority interest | | | 122 | (4) | (28) | (2) | | 88 |
| Net income (loss) | 2,439 | 2,538 | (107) | 24 | 78 | (1,357) | (124) | 3,491 |

** See separate disclosure*

Year ended December 31, 2001

International

| | Exploration and Production | Supply | Gas and Energy | Distribution | Corporate | Eliminations | Total |
|---|---|---|---|---|---|---|---|
| Net operating revenues to third parties | 217 | 469 | | 90 | 1 | | 777 |
| Intersegment net operating revenues | 178 | 160 | | | | (267) | 71 |
| Net operating revenues | 395 | 629 | | 90 | 1 | (267) | 848 |
| Cost of sales | (129) | (597) | | (76) | (1) | 262 | (541) |
| Depreciation, depletion and amortization | (94) | (6) | | (1) | | | (101) |
| Exploration, including exploratory dry holes | (86) | | | | | | (86) |
| Selling, general and administrative expenses | (36) | (9) | | (7) | (5) | | (57) |
| Research and development expenses | | | | | | | |
| Costs and expenses | (345) | (612) | | (84) | (6) | 262 | (785) |
| Results of non-consolidated companies | | | | | (44) | | (44) |
| Debt expenses, net | 13 | (1) | | | | | 12 |
| Employee benefit expense | | | | | | | |
| Other expenses, net | 100 | (1) | | (1) | (10) | | 88 |
| Income before income taxes and minority interest | 163 | 15 | | 5 | (59) | (5) | 119 |
| Income tax benefits (expense) | (58) | (8) | | (29) | 4 | | (91) |
| Minority interest | | (4) | | | | | (4) |
| Net income (loss) | 105 | 3 | | (24) | (55) | (5) | 24 |

Year ended December 31, 2000

| | Exploration and Production | Supply | Gas and energy | Inter-national* | Distribution | Corporate | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| Net operating revenues to third parties | 891 | 18,620 | | 794 | 6,650 | | | 26,955 |
| Intersegment net operating revenues | 11,248 | 5,605 | | | 98 | | (16,951) | |
| Net operating revenues | 12,139 | 24,225 | | 794 | 6,748 | | (16,951) | 26,955 |
| Cost of sales | (4,100) | (19,709) | | (414) | (6,042) | | 16,816 | (13,449) |
| Depreciation, depletion and amortization | (1,256) | (519) | | (141) | (31) | (75) | | (2,022) |
| Exploration, including exploratory dry holes and impairment | (412) | | | (65) | | | | (477) |
| Selling, general and administrative expenses | (52) | (579) | | (51) | (381) | (387) | | (1,450) |
| Research and development expenses | (58) | (49) | | (1) | | (44) | | (152) |
| Costs and expenses | (5,878) | (20,856) | | (672) | (6,454) | (506) | 16,816 | (17,550) |
| Results of non-consolidated companies | | 19 | | | 7 | | | 26 |
| Debt expenses, net | (302) | (310) | | (4) | 5 | 259 | (19) | (371) |
| Employee benefit expense | | | | | | (370) | | (370) |
| Other expenses, net | (73) | (270) | | (1) | (56) | (487) | | (887) |
| Income before income taxes and minority interest | 5,886 | 2,808 | | 117 | 250 | (1,104) | (154) | 7,803 |
| Income tax benefits (expense) | (1,958) | (971) | | (21) | (70) | 479 | 18 | (2,523) |
| Minority interest | | 106 | | (3) | (41) | | | 62 |
| Net income (loss) | 3,928 | 1,943 | | 93 | 139 | (625) | (136) | 5,342 |

** See separate disclosure*

Year ended December 31, 2000

International

| | Exploration and Production | Supply | Gas and Energy | Distribution | Corporate | Eliminations | Total |
|---|---|---|---|---|---|---|---|
| Net operating revenues to third parties | 221 | 564 | | | 9 | | 794 |
| Intersegment net operating revenues | 230 | | | | | (230) | |
| Net operating revenues | 451 | 564 | | | 9 | (230) | 794 |
| Cost of sales | (105) | (532) | | | (7) | 230 | (414) |
| Depreciation, depletion and amortization | (137) | (4) | | | | | (141) |
| Exploration, including exploratory dry holes | (65) | | | | | | (65) |
| Selling, general and administrative expenses | (48) | (3) | | | | | (51) |
| Research and development expenses | (1) | | | | | | (1) |
| Costs and expenses | (356) | (539) | | | (7) | 230 | (672) |
| Results of non-consolidated companies | | | | | | | |
| Debt expenses, net | (2) | (2) | | | | | (4) |
| Employee benefit expense | | | | | | | |
| Other expenses, net | 2 | (1) | | | (2) | | (1) |
| Income before income taxes and minority interest | 95 | 22 | | | | | 117 |
| Income tax benefits (expense) | (21) | | | | | | (21) |
| Minority interest | | (3) | | | | | (3) |
| Net income (loss) | 74 | 19 | | | | | 93 |

Year ended December 31, 1999

| | Exploration and Production | Supply | Gas and energy | International* | Distribution | Corporate | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| Net operating revenues to third parties | 369 | 10,098 | | 333 | 5,558 | | | 16,358 |
| Intersegment net operating revenues | 7,026 | 4,544 | | | 116 | | (11,686) | |
| Net operating revenues | 7,395 | 14,642 | | 333 | 5,674 | | (11,686) | 16,358 |
| Cost of sales | (2,167) | (12,721) | | (97) | (5,178) | | 11,953 | (8,210) |
| Depreciation, depletion and amortization | (1,667) | (432) | | (114) | (31) | (18) | | (2,262) |
| Exploration, including exploratory dry holes | (226) | | | (69) | | | | (295) |
| Selling, general and administrative expenses | (19) | (414) | | (75) | (204) | (570) | | (1,282) |
| Research and development expenses | | | | | | (108) | | (108) |
| Costs and expenses | (4,079) | (13,567) | | (355) | (5,413) | (696) | 11,953 | (12,157) |
| Results of non-consolidated companies | | 30 | | | 9 | | | 39 |
| Debt expenses, net | (847) | (1,847) | | 48 | (85) | 199 | | (2,532) |
| Employee benefit expense | | | | | | (319) | | (319) |
| Other expenses, net | | (87) | | (22) | (240) | (94) | | (443) |
| Income before income taxes and minority interest | 2,469 | (829) | | 4 | (55) | (910) | 267 | 946 |
| Income tax benefits (expense) | (815) | 294 | | | (10) | 282 | | (249) |
| Minority interest | | 12 | | | 18 | | | 30 |
| Net income (loss) | 1,654 | (523) | | 4 | (47) | (628) | 267 | 727 |

** See separate disclosure*

Year ended December 31, 1999

International

| | Exploration and Production | Supply | Gas and Energy | Distribution | Corporate | Eliminations | Total |
|---|---|---|---|---|---|---|---|
| Net operating revenues to third parties | 129 | 197 | | | 7 | | 333 |
| Intersegment net operating revenues | 183 | | | | | (183) | |
| Net operating revenues | 312 | 197 | | | 7 | (183) | 333 |
| Cost of sales | (83) | (186) | | | (11) | 183 | (97) |
| Depreciation, depletion and amortization | (113) | (1) | | | | | (114) |
| Exploration, including exploratory dry holes | (69) | | | | | | (69) |
| Selling, general and administrative expenses | (72) | | | | (3) | | (75) |
| Research and development expenses | | | | | | | |
| Costs and expenses | (337) | (187) | | | (14) | 183 | (355) |
| Results of non-consolidated companies | | | | | | | |
| Debt expenses, net | 45 | (2) | | | 5 | | 48 |
| Employee benefit expense | | | | | | | |
| Other expenses, net | (22) | | | | | | (22) |
| Income before income taxes and minority interest | (2) | 8 | | | (2) | | 4 |
| Income tax benefits (expense) | | | | | | | |
| Minority interest | | | | | | | |
| Net income (loss) | (2) | 8 | | | (2) | | 4 |

Capital expenditures were as follows:

| | Years ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Exploration and production | 2,866 | 2,581 | 2,398 |
| Supply | 642 | 569 | 521 |
| Gas and energy | 192 | 50 | 956 |
| International | | | |
| Exploration and production | 318 | 236 | 202 |
| Supply | 3 | 9 | 190 |
| Gas and energy | 3 | | |
| Distribution | 2 | | |
| Distribution | 86 | 68 | 64 |
| Corporate | 142 | 70 | 20 |
| | 4,254 | 3,583 | 4,351 |

The Company's gross sales, classified by geographic destination, are as follows:

| | Years ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Brasil | 30,122 | 30,630 | 22,190 |
| Internacional | 4,023 | 4,866 | 1,277 |
| | 34,145 | 35,496 | 23,467 |

The total amounts sold of products and services to the two principal customers in 2001, 2000 and 1999 were US$ 2,907, US$ 3,045, US$ 2,736 and US$ 2,871, US$ 2,815, US$ 2,649, respectively.

## 21 Related Party Transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of business.

Transactions with major related parties resulted in the following balances:

| | As of December 31 | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Assets | Liabilities | Assets | Liabilities |
| Petros (Pension fund) | 665 | 27 | 2 | 30 |
| Banco do Brasil S.A. | 5,378 | 25 | 5,368 | 188 |
| BNDES (Note 11(b)) | | 943 | | 1,080 |
| Federal Government | 114 | | 84 | |
| ANP | 6 | | 8 | |
| Restricted deposits for legal proceedings | 335 | | 230 | |
| Government Securities (Note 5) | 39 | | 3,542 | |
| Petroleum and Alcohol Account – Receivable from Federal Government (Note 10) | 81 | | 1,509 | |
| Others | 663 | 26 | 424 | 26 |
| | 7,281 | 1,021 | 11,167 | 1,324 |
| Current | 5,700 | 163 | 5,705 | 337 |
| Long-term | 1,581 | 858 | 5,462 | 987 |

These balances are included in the following balance sheet classifications:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | **Assets** | **Liabilities** | **Assets** | **Liabilities** |
| **Assets** | | | | |
| Current | | | | |
| Cash and cash equivalents | 5,378 | | 5,368 | |
| Accounts receivable | 131 | | 72 | |
| Other current assets | 191 | | 265 | |
| Other | | | | |
| Government securities | 39 | | 3,542 | |
| Petroleum and Alcohol Account – Receivable from Federal Government | 81 | | 1,509 | |
| Restricted deposits for legal proceedings | 335 | | 230 | |
| Pension Fund | 665 | | | |
| Other assets | 461 | | 181 | |
| **Liabilities** | | | | |
| Current | | | | |
| Current portion of long-term debt | | 85 | | 85 |
| Current liabilities | | 58 | | 60 |
| Short term debt | | 20 | | 192 |
| **Long-term** | | | | |
| Long-term debt | | 848 | | 976 |
| Other liabilities | | 10 | | 11 |
| | 7,281 | 1,021 | 11,167 | 1,324 |

As of December 31

The principal amounts of business and financial operations carried out with related parties are as follows:

Years ended December 31

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | **Income** | **Expense** | **Income** | **Expense** | **Income** | **Expense** |
| Sales of products and services | | | | | | |
| Centrais Elet. do Norte do Brasil S.A. - Eletronorte | 120 | | 152 | | 101 | |
| Manaus Energia S.A. | 214 | | 127 | | 149 | |
| Others | 569 | | 449 | | 236 | |
| Financial income | | | | | | |
| Petroleum and Alcohol Account - Receivable from Federal Government (Note 10) | 16 | | 35 | | 99 | |
| Government securitiess (Note 5) | 243 | | 292 | | 384 | |
| Others | 863 | | 609 | | 289 | |
| Financial expenses | | (118) | | (151) | | (802) |
| Other expenses, net | | (405) | | (106) | | |
| | 2,025 | (523) | 1,664 | (257) | 1,258 | (802) |

(Expressed in millions of United Stated dollars, unless otherwise stated)

In accordance with SFAS 69 - Disclosures About Oil and Gas Producing Activities ("SFAS 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (a) through (c) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (d) and (e) present information on Petrobras' estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country's oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated Petrobras' effective monopoly. The amendment was implemented by the Petroleum Law, which liberated the fuel market in Brazil beginning January 1, 2002.

The Petroleum Law established a new regulatory framework ending Petrobras' exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Petroleum Law, Petrobras was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Petroleum Law established a procedural framework for Petrobras to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had "established prospects." To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

During 2001, Petrobras returned to the ANP the rights over 59 concessions previously granted to the Company on August 6, 1998. On August 6, 1998, Petrobras and ANP signed concession contracts relating to 397 areas, consisting of 231 production areas, 115 exploration areas and 51 development areas. In May 1998, Petrobras relinquished 26 exploratory areas out of the 115 initially granted by ANP, and obtained an extension of its exclusive exploration period from three to five years with respect to 34 exploration areas and from three to six years with respect to two exploration areas.

The "International" geographic area represents Braspetro's activities in Angola, Argentina, Bolivia, Colombia, Nigeria, the United Kingdom and the United States of America. The Company has no non-consolidated companies involved in exploration and production activities.

## (i) Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and abandonment allowances:

| | Brazil | International | Worldwide |
|---|---|---|---|
| **As of December 31, 2001** | | | |
| Unproved oil and gas properties | 165 | 340 | 505 |
| Proved oil and gas properties | 12,976 | 1,083 | 14,059 |
| Support equipment | 9,686 | 14 | 9,700 |
| Gross capitalized costs | 22,827 | 1,437 | 24,264 |
| Depreciation and depletion | (13,425) | (671) | (14,096) |
| | 9,402 | 766 | 10,168 |
| Construction and installations in progress | 2,731 | | 2,731 |
| Net capitalized costs | 12,133 | 766 | 12,899 |
| **As of December 31, 2000** | | | |
| Unproved oil and gas properties | 103 | 230 | 333 |
| Proved oil and gas properties | 12,928 | 1,200 | 14,128 |
| Support equipment | 9,760 | 11 | 9,771 |
| Gross capitalized costs | 22,791 | 1,441 | 24,232 |
| Depreciation and depletion | (13,994) | (808) | (14,802) |
| | 8,797 | 633 | 9,430 |
| Construction and installations in progress | 2,752 | | 2,752 |
| Net capitalized costs | 11,549 | 633 | 12,182 |

### (ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

| | Brazil | International | Worldwide |
|---|---|---|---|
| **Year ended December 31, 2001** | | | |
| Property acquisitions | | | |
| Proved | | | |
| Unproved | 62 | 121 | 183 |
| Exploration costs | 528 | 110 | 638 |
| Development costs | 2,411 | 119 | 2,530 |
| | 3,001 | 350 | 3,351 |
| **Year ended December 31, 2000** | | | |
| Property acquisitions | | | |
| Proved | | 4 | 4 |
| Unproved | 92 | 16 | 108 |
| Exploration costs | 540 | 112 | 652 |
| Development costs | 2,445 | 125 | 2,570 |
| | 3,077 | 257 | 3,334 |
| **Year ended December 31, 1999** | | | |
| Property acquisitions | | | |
| Proved | | | |
| Unproved | 8 | 28 | 36 |
| Exploration costs | 382 | 82 | 464 |
| Development costs | 2,119 | 89 | 2,208 |
| | 2,509 | 199 | 2,708 |

### (iii) Results of operations for oil and gas producing activities

The Company's results of operations from oil and gas producing activities for the years ending December 31, 2001, 2000 and 1999 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to supply segment in Brazil. In 2000, the Company began exporting a small portion of the its Brazilian oil production and selling it at spot prices determined at the shipment's destination point. Because the Brazilian spot market for oil and gas products has not yet been developed, the Company estimates the price of Brazilian crude oil based upon a netback pricing methodology based upon year end prices for Brent crude oil, giving effect to product quality and transportation considerations within Brazil including tariffs, refining allocation and availability considerations, and internal demand. The prices calculated by the Company's model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company's model may not be indicative of the future prices to be realized by the Company after January 1, 2002, when full price deregulation began. Gas prices used are contracted prices to third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include administrative expenses and depreciation and amortization of equipment associated with production activities.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with SFAS 69, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

| | Brazil | International | Worldwide |
|---|---|---|---|
| **Year ended December 31, 2001** | | | |
| Revenues: | | | |
| Sales to third parties | 308 | 217 | 525 |
| Intersegment | 9,796 | 178 | 9,974 |
| | 10,104 | 395 | 10,499 |
| Production costs | (3,766) | (112) | (3,878) |
| Exploration expenses | (334) | (70) | (404) |
| Depreciation, depletion, amortization | (1,228) | (94) | (1,322) |
| Impairment of oil and gas properties | (129) | (16) | (145) |
| Results before income taxes | 4,647 | 103 | 4,750 |
| Income tax expense | (1,580) | (43) | (1,623) |
| Results of operations | 3,067 | 60 | 3,127 |
| **Year ended December 31, 2000** | | | |
| Revenues: | | | |
| Sales to third parties | 891 | 221 | 1,112 |
| Intersegment | 11,248 | 230 | 11,478 |
| | 12,139 | 451 | 12,590 |
| Production costs | (4,100) | (89) | (4,189) |
| Exploration expenses | (397) | (43) | (440) |
| Depreciation, depletion, amortization | (1,256) | (137) | (1,393) |
| Impairment of oil and gas properties | (15) | (22) | (37) |
| Results before income taxes | 6,371 | 160 | 6,531 |
| Income tax benefit (expense) | (2,166) | (66) | (2,232) |
| Results of operations | 4,205 | 94 | 4,299 |
| **Year ended December 31, 1999** | | | |
| Revenues: | | | |
| Sales to third parties | 369 | 129 | 498 |
| Intersegment | 7,026 | 183 | 7,209 |
| | 7,395 | 312 | 7,707 |
| Production costs | (2,167) | (79) | (2,246) |
| Exploration expenses | (226) | (69) | (295) |
| Depreciation, depletion, amortization | (1,667) | (113) | (1,780) |
| Impairment of oil and gas properties | | | |
| Results before income taxes | 3,335 | 51 | 3,386 |
| Income tax benefit (expense) | (1,234) | (18) | (1,252) |
| Results of operations | 2,101 | 33 | (2,134) |

## (iv) Reserve quantities information

The Company's estimated net proved oil and gas reserves and changes thereto for the years 2001, 2000 and 1999 are shown in the following table. Proved reserves are estimated by the Company's reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities recoverable beyond the term of the concession or contract, or that may result from extensions of currently proved areas, or from application of secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes which are expected to be recovered as a result of future investments in drilling, re-equipping existing wells and installing facilities necessary to deliver the production from these reserves.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

| | Oil (millions of barrels) | | | Gas (billions of cubic feet) | | |
|---|---|---|---|---|---|---|
| | Brazil | International | Worldwide | Brazil | International | Worldwide |
| **Worldwide Net Proved Developed and Undeveloped Reserves** | | | | | | |
| **Reserves at January 1, 1999** | 7,313.6 | 156.9 | 7,470.5 | 4,402.6 | 850.8 | 5,253.4 |
| Revisions of previous estimates | 1,260.4 | (6.8) | 1,253.6 | 2,613.8 | (185.6) | 2,428.2 |
| Extensions, discoveries and improved recovery | 4.7 | | 4.7 | 81.7 | 6.8 | 88.5 |
| Purchase of reserves in place | | 2.2 | 2.2 | | | |
| Sales of reserves in place | (22.4) | (8.3) | (30.7) | (8.6) | | (8.6) |
| Production for the year | (400.9) | (20.9) | (421.8) | (228.7) | (34.4) | (263.1) |
| **Reserves at December 31, 1999** | 8,155.4 | 123.1 | 8,278.5 | 6,860.8 | 637.6 | 7,498.4 |
| Revisions of previous estimates | 610.3 | 7.8 | 618.1 | (182.9) | 1,574.2 | 1,391.3 |
| Extensions, discoveries and improved recovery | | 14.3 | 14.3 | 2.4 | 0.3 | 2.7 |
| Purchase of reserves in place | | 1.5 | 1.5 | | | |
| Sales of reserves in place | (91.3) | | (91.3) | (18.3) | | (18.3) |
| Production for the year | (447.0) | (17.8) | (464.8) | (395.2) | (38.9) | (434.1) |
| **Reserves at December 31, 2000** | 8,227.4 | 128.9 | 8,356.3 | 6,266.8 | 2,173.2 | 8,440.0 |
| Revisions of previous estimates | (949.6) | (0.3) | (949.9) | 401.1 | 13.0 | 414.1 |
| Extensions, discoveries and improved recovery | 877.6 | 2.2 | 879.8 | 835.3 | 65.5 | 900.8 |
| Sales of reserves in place | (31.6) | (20.2) | (51.8) | (194.0) | (38.8) | (232.8) |
| Production for the year | (471.0) | (14.6) | (485.8) | (423.9) | (50.7) | (474.6) |
| **Reserves at December 31, 2001** | 7,652.8 | 96.0 | 7,748.8 | 6,885.3 | 2,162.2 | 9,047.5 |
| **Net Proved Developed Reserves** | | | | | | |
| At January 1, 1999 | 2,766.0 | 106,9 | 2,872.9 | 1,847.6 | 400.3 | 2,247.9 |
| At December 31, 1999 | 3,181.5 | 80,4 | 3,261.9 | 3,604.6 | 349.0 | 3,953.6 |
| At December 31, 2000 | 3,780.8 | 80,1 | 3,860.9 | 3,614.3 | 1,368.4 | 4,982.7 |
| At December 31, 2001 | 3,899.4 | 66,6 | 3,966.0 | 3,946.0 | 1,336.8 | 5,282.8 |

## (v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from production in Brazil are computed by applying year-end prices based upon the Company's internal pricing methodology for oil and gas to year-end quantities of estimated net proved reserves. Estimated future cash inflows from production related to the Company's International Area are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10 percent midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The information provided does not represent management's estimate of Petrobras' expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras' future cash flows or the value of its oil and gas reserves.

| | Brazil | International | Worldwide |
|---|---|---|---|
| **At December 31, 2001** | | | |
| Future cash inflows | 129,989 | 5,217 | 135,206 |
| Future production costs | (56,087) | (1,356) | (57,443) |
| Future development costs | (9,650) | (277) | (9,927) |
| Future income tax expenses | (21,810) | (1,526) | (23,336) |
| Undiscounted future net cash flows | 42,442 | 2,058 | 44,500 |
| 10 percent midyear annual discount for timing of estimated cash flows | (21,531) | (1,023) | (22,554) |
| Standardized measure of discounted future net cash flows | 20,911 | 1,035 | 21,946 |
| **At December 31, 2000** | | | |
| Future cash inflows | 182,737 | 6,241 | 188,978 |
| Future production costs | (70,620) | (1,954) | (72,574) |
| Future development costs | (10,431) | (504) | (10,935) |
| Future income tax expenses | (33,394) | (1,312) | (34,706) |
| Undiscounted future net cash flows | 68,292 | 2,471 | 70,763 |
| 10 percent midyear annual discount for timing of estimated cash flows | (36,671) | (1,096) | (37,767) |
| Standardized measure of discounted future net cash flows | 31,621 | 1,375 | 32,996 |
| **At December 31, 1999** | | | |
| Future cash inflows | 197,641 | 3,134 | 200,775 |
| Future production costs | (69,965) | (928) | (70,893) |
| Future development costs | (12,206) | (140) | (12,346) |
| Future income tax expenses | (38,109) | (609) | (38,718) |
| Undiscounted future net cash flows | 77,361 | 1,457 | 78,818 |
| 10 percent midyear annual discount for timing of estimated cash flows | (41,720) | (546) | (42,266) |
| Standardized measure of discounted future net cash flows | 35,641 | 911 | 36,552 |

The following are the principal sources of change in the standardized measure of discounted net cash flows:

| | Brazil | | | International | | | Worldwide | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 2001 | 2000 | 1999 | 2001 | 2000 | 1999 |
| **Balance at January 1** | 31,621 | 35,641 | 7,265 | 1,375 | 911 | 495 | 32,996 | 36,552 | 7,760 |
| Sales and transfers of oil and gas, net of production costs | (6,338) | (8,039) | (5,228) | (283) | (362) | (233) | (6,621) | (8,401) | (5,461) |
| Development costs incurred | 2,411 | 2,445 | 2,119 | 119 | 125 | 89 | 2,530 | 2,570 | 2,208 |
| Purchases of reserves | | | | | 18 | 12 | | 18 | 12 |
| Sales of reserves | (550) | (336) | (267) | (163) | | (4) | (713) | (336) | (271) |
| Extensions, discoveries and improved recovery, less related costs | 2,629 | 2 | 98 | 95 | 96 | 13 | 2,724 | 98 | 111 |
| Revisions of previous quantity estimates | (3,944) | 1,126 | 5,031 | 163 | 618 | (202) | (3,781) | 1,744 | 4,829 |
| Net changes in prices and production costs | (15,446) | (5,393) | 43,115 | (507) | 311 | 861 | (15,953) | (5,082) | 43,976 |
| Changes in future development costs | (339) | (1,303) | (2,366) | (147) | (164) | 24 | (486) | (1,467) | (2,342) |
| Accretion of discount | 5,670 | 5,406 | 1,056 | (14) | 114 | 64 | 5,656 | 5,520 | 1,120 |
| Net change in income taxes | 5,197 | 2,072 | (15,182) | 397 | (292) | (208) | 5,594 | 1,780 | (15,390) |
| **Balance at December 31** | 20,911 | 31,621 | 35,641 | 1,035 | 1,375 | 911 | 21,946 | 32,996 | 36,552 |

# Board of Directors

**José Jorge de Vasconcelos de Lima**
President

**Jaime Rotstein**
Advisor

**Eleazar de Carvalho Filho**
Advisor

**Jorge Gerdau Johannpeter**
Advisor

**Francisco Roberto André Gros**
Advisor

**Pedro Pullen Parente**
Advisor

**Gerald Dinu Reiss**
Advisor

**Zenildo Gonzaga Zoroastro de Lucena**
Advisor

# Executive Board

**Francisco Roberto André Gros**
President

**Jorge Marques de Toledo Camargo**
Director

**Antônio Luiz Silva de Menezes**
Director

**José Coutinho Barbosa**
Director

**Irani Carlos Varella**
Director

**Rogério Manso da Costa Reis**
Director

**João Pinheiro Nogueira Batista**
Director

**Marcos Menezes**
Accountant
CRC-RJ 35.286/0-1

*Cover: Tamar Project Image Bank*

*The platform structure shelters underwater life.*

www.petrobras.com.br

# energy for the sustainable human development

report on corporate citizenship 2001


PETROBRAS
PETROBRAS
PETROBRAS
PETROBRAS
PETROBRAS

# summary

















# message to our shareholders



PHILIPPE REICHSTUL
*Chairman*

The concept of corporate citizenship can be summarized as three ethical principles which justify a company's existence: that it should produce economic results which contribute to sustainable development; that these results should be converted into benefits for its employees, shareholders and the society to which it belongs; that its activities do not cause damage to the environment but contribute to improving it.

In publishing this report, Petrobras reaffirms these principles because it believes that they are part of its values, its business outlook and its mission as a company controlled by the Brazilian state. It also believes that if it has an economic function of maximizing the return on capital invested by its shareholders, it also has a social function of contributing to the well-being of the communities with which it interacts.

The substantial profits earned by the Company in 2001 – US$ 3.5 billion, for the second year running an all-time record for Brazilian industry – satisfy its economic aim and strategy of maximizing the return on the capital invested by its shareholders. This return also benefits the community in the form of taxes, royalties and the special government participation levied on production. It is worth remembering that the contribution made by oil exploration and production to the funds of the states and municipalities in which the Company operates has been increasing ever since the passage of the Petroleum Law.

But in this century of citizenship Petrobras also believes that a Company's role is not restricted to producing profits and employment, paying taxes and respecting the law. So it has been continually increasing its voluntary investment in social questions. Its investment in social, cultural, sporting and environmental projects among the communities in which it operates totaled US$ 55 million in 2001.

Petrobras also believes that production involves interaction with the environment and consumes natural resources which are everyone's patrimony. For this reason it considers it a duty to account to society for the impact of its activities on the biosphere and to keep society informed of the contribution it is making to sustainable development. Not only what it invests in community programs for improving the environment but also the efforts which it has been making to improve its own ecoefficiency.

The investments the Company has been making in order to obtain excellence in safety and the environment exceed those of any program carried out by any Brazilian company in these fields. The resources invested in this program will come to US$ 1,6 billion by 2003. In 2000 it invested US$ 242 million. And it invested R$ 0,59 billion just in the year covered by this report. Our goals in this field are ambitious. We want to reach 2003 with all our production units operating at the state-of-the-art in environmental terms.

In 2001 we suffered an accident which led to consequences of dramatic proportions: the wreck of the P-36 platform on the Roncador Field in the Campos Basin, resulting in the death of 11 Company employees. Despite the great sadness caused by the loss of human life, far from being a defeat, this tragedy has given rise to an internal revolution in the area of operating safety. All our production units are certified under BS 8800 (safety and health) and ISO 14001 (environment). All information and security procedures have been reviewed and a reassessment has been made of the training programs for personnel involved in exploration and production.

Today, Petrobras is a transparent company concerned to keep on improving it information mechanisms and its accountability to society. Over the last few years it has created channels for external verification of its activities, contracted independent audits which oversee the investment of its funds in the areas most sensitive for relationship with the environment; it has signed codes of conduct with respected environmental bodies and set up partnerships with universities and Third Sector entities to provide it with advice.

We still have a long way to go to reach sustainable development and the best kind of relationship with the society in which we work. But we are taking giant strides to get there. Ethics, transparency, equity and sustainability are the principles we are striving for with stubborn persistence and these are the foundations of our strategic planning. These values are not negotiable.

*Maré Olympic Village Sporting Union*

*Marambaia Project*

*1st Solar powered gasoline pump*

*REPAR*

*Petrobras Distribuidora*

*Services Controller North/Northeast*

*Campos Basin Unit*

# Introduction

The technological revolutions which took place at the end of the 20th and beginning of the 21st centuries accelerated and significantly increased the productive capacity and volume of goods and services. The progress made in information technology, robotics, microelectronics, biotechnology, materials science and other fields of knowledge have multiplied the possibilities for progress and development. Even so, data from the Interamerican Development Bank show that 1.3 billion people survive on our planet with less than one dollar a day; 3 billion live on less than two dollars; 1.3 billion lack drinking water, 3 billion lack basic sanitation and 2 billion do not have access to electricity.

Bernardo Kliksberg, the coordinator of the Interamerican Development Bank's Social Development Institute, states that "achieving the desired goal of economic and social development is more viable than ever in terms of technology and productive potential but, at the same time, the objective is still very far off for large populations on different continents".

The fact is that in many parts of the world the modern state has shown it is unable to supply society's minimum needs on its own or to control the increasing deterioration of the ecosystem. There is a growing awareness that the survival of the human race also depends on the mobilization of civil society, including business.

If this is true, it must also be admitted that the paradigm which defines companies' social function must be more than just producing, paying taxes, providing employment and respecting the law. In this new century, companies will have new responsibilities. A commitment to the communities in which they operate will be demanded of them, along with reinvestment in the environment in exchange for the natural resources which they use, and a contribution to sustainable development. In other words: corporate citizenship.



In this report, Petrobras reaffirms its commitment, set out in its Strategic Plan, to adapt itself to the new paradigm. This commitment translates into the efforts that Petrobras is making to become an ever more transparent company which accounts not only to its shareholders but also to society as a whole. A company which recognizes its shortcomings but which also continually brings its conduct up to the best international standards of respect for the environment and the communities in which it works.

The heavy investments the Company has made in the areas of health, safety and the environment are one proof of this commitment. In the same way the projects and programs its sponsors in the social, educational, cultural, sporting and environmental fields show its decision to contribute to building a society which is more just and equitable.

In the name of transparency, honest intentions, and respect for the victims and their families, this document could not fail to give due emphasis to an accident with great consequences which took place in 2001: the wreck of the P-36 semi-submersible platform in which 11 of Petrobras' employees lost their lives.

This accident caused deep feeling in the Company for the human losses it caused. But it also led to a complete review of procedures, attitudes and training in all units. The whole investigation carried out by the Company to establish the causes of the tragedy was overseen by an independent international audit firm specialized in this kind of accident. This investigation produced a large-scale technical report, which was widely published in the mass media and circulated to Company staff.

Without doubt, this report forms part of Petrobras' commitment to transparency, ethics, equity and sustainability which are the foundations of its strategic planning – and the Company's commitment to corporate citizenship.

# Petrobras' principles



Knowledge of ethical principles and a concern for the common good are some of the values guiding Petrobras' relationship with society.

Honesty, dignity, respect, loyalty, decency, dedication, effectiveness and awareness of ethical principles are the most important values guiding Petrobras' relationship with its stakeholders.

The Company wants to reach ever-higher levels of competitiveness and profitability, without diverting attention from its quest for the common good, represented by the value and dignity of its employees, respect for the environment, compliance with safety regulations and its contribution to national development.

The information circulated inside and outside the Company must be truthful, aiming at a relationship based on respect and transparency with its employees and society.

The private life of its employees is considered to be a personal matter provided their activities do not reflect negatively on the Company's image or interests. Decisions and judgments are based on justice, legality, competence and honesty.

*The Company's fundamental goals include an ongoing search for business excellence* as well as excellence and leadership in questions of health, safety and environmental conservation, the maintenance of a competitive and innovative spirit focusing on distinctive services and technological competence, striving to obtain excellent results while recognizing the importance of an entrepreneurial spirit constantly engaged in overcoming challenges.

In order to reach these objectives, Petrobras believes that it is necessary to conduct business in an ethical manner, lead by example, emphasize the integration and development of the work team, keep focused on development and competitive advantage, following results closely and giving recognition to those responsible for performance and, finally, to achieve transparency in its relationships with stakeholders.

## Commitment to transparency

Petrobras has a clear and inalienable commitment to transparency. Over the last few years, it has been creating increasingly efficient channels for two-way communication and the provision of information for its stakeholders.

This awareness that it needs to account fully to everyone is more than mere concern with its corporate image. It includes the ethical commitment which today permeates the Company's strategic direction and goes further: it includes the perception that transparency is part of business. Not only because ethical behavior adds value to a brand but also because the market in which the company works actually demands ethics and transparency.

The progress the Company has made in the fields of corporate governance; adaptation of its accounts to the strictest international standards; an open relationship with the mass media; immediate communication to the market of all and any material event; the creation of a vehicle for communication with minority shareholders (the news bulletin Petrobras in Action), just to give a few examples, have helped to improve the rating agencies' perception of the Company and they have upgraded its risk classification.

In turning attention to the policy of transparency, mention must be made of one of BR Distribuidora's initiatives. During 1999 this Petrobras subsidiary opened a channel for direct contact with the consumer and its employees when it created the position of ombudsman. Through him customers can make suggestions or criticisms and request information about the Company.

Another fundamental channel for improving the quality of the services provided by the Petrobras System is the Consumer Service System (SAC), which was two years old in November 2001 and last year received 41,170 contacts, an average of 2,000 per month.

Include Excellence in service table.



*Customer Service is part of the transparency policy*

## Green telephone line

A team of environmental guards is on duty round-the-clock to act in the event of ecological accidents whether caused by Petrobras units or otherwise. Information is received by telephone on 0800-711050.

## Participation

In order to increase the credibility of the information it supplies, besides creating mechanisms to make external communication easier, Petrobras has encouraged external participation in its activities. On these lines, it has signed commitments and partnerships with environmental bodies, universities and entities of the Third Sector, which have advised it in several different fields, including the improvement of its relationship with the communities in which it operates.

An outstanding example of the Company's openness was the investigation carried out to discover the causes of the accident to the P-36 platform. A Commission of Investigation was created by the Company to investigate the facts and was formed from representatives of employees, labor unions and the Federal University of Rio de Janeiro. An international consulting firm supervised all of its work. Lastly, the Commission issued a report with comments and recommendations which were widely published in the media as well as holding and taking part in seminars and meetings in Brazil and abroad.

Along the same lines of transparency, Petrobras contracted the consulting firm Pricewaterhouse Coopers to study and evaluate the investments that it has made in the Program for Excellence in Environmental and Safety Management, created at the time of the oil spillages which took place during 2000 in Guanabara Bay and the Iguaçu River, State of Parana. The quarterly audit reports have testified to the Company units' compliance with the changes required by the program and they are coming into line with the best international standards for environmental security.

It is important to note that on December 28, 2001 all Petrobras' 35 operating units were certified under ISO 14001 (environment), BS 8800 or OHSAS 18001 (safety and health) and the ISM Code. This has given Petrobras about 10% of all environmental certificates issued in Brazil based on ISO 14001.



SILAS DA SILVA ROZÁRIO, aged 34, underwater systems operator, 14 years with Petrobras

"I felt a bit responsible for that operation. I and all the others who were working there. At the beginning, when everything seemed lost, I yelled to my mates: 'Let's go, it only needs a little bit more!' "

# ecoefficiency


BR

Petrobras is using Brazil's largest environmental budget to spread and improve standards of health, safety and the environment.

The spillage of 1,300 cubic meters of oil in Guanabara Bay in January 2000 showed that all the investments in safety and the environment made by Petrobras prior to that date had not been enough. It needed to do more – in other words, to invest much more. The image of a successful company, well known for its technological skills had been called into question.

The response was an internal revolution in the Company. Two months later, it launched Brazil's biggest ever program for environmental and operating safety: the Pegasus Program for Excellence in Environmental and Operating Safety, with investments estimated at US$ 1,6 billion by 2003 – the largest quantity of funds ever mobilized by any Brazilian Company in these areas. We are now entering Pegaso's third year. And a lot has already been done.

## Strategy

Petrobras' strategy for quickly achieving international standards of safety and excellence in respect and conservation of the environment has been to integrate, enlarge and redirect the Company's safety, health and environment management. Investments in this field are directed to the prevention of accidents and the control, reduction and treatment of emissions, residues and effluents at all of its units, as well as training programs aimed at a radical change of culture.

## Investments

Out of the US$ 1,6 billion to be invested by 2003 in the Program for Excellence in Environmental and Operational Safety, US$ 222 million was invested in 2000. In 2001, this amount jumped to US$ 0,59 billion, bringing the total to date to nearly US$ 0,85 billion. The company became a real construction site, with around 3 thousand projects of all different sizes in progress or already concluded, benefiting all the units.

These projects involve everything from stabilization of hillsides to integrated automation of the Company's pipelines. Nine Centers of Environmental Defense were also built and equipped in order to increase the Company's ability to respond to environmental accidents. They are located in Petrobras' main areas of activity. In addition, the systems for reduction and treatment of residues and emissions at all the Company's units are being improved. And new technologies are being introduced to increase the reliability of equipment and management systems.



*Employees are trained to act quickly in order to bring risk situations under control*

## Redoubled Prevention

Approximately 15 thousand km of pipelines are being subjected to a stringent inspection. Depending on this assessment, they are being repaired or replaced. And they are being automated, to the most modern standards of the oil industry worldwide. This is an expensive and highly complex operation which, apart from everything else, has to be made without interrupting the supply of oil derivatives in Brazil. This area alone will use US$ 0,49 billion by 2003, out of which US$ 340 million has already been spent. Around 65% of the Company's priority pipelines already have automated supervision. The goal is to reach 100% in 2002.

In addition to increasing visual inspection of pipelines with the help of on-site inspectors, vessels, robot submarines, vehicles and helicopters, has been making greater use of equipment using different kinds of sensors traveling inside the pipelines to check on their possible defects. Work is also being carried out on the construction of containing walls at the piers, pumping stations, oil and water separators and other sensitive areas.

In places where conditions are suitable, loading and unloading of ships is taking place behind protective barriers – an additional security measure followed by few companies in the industry. Systems of lookout buoys have also been put into operation in Guanabara Bay. They are able to detect the presence of hydrocarbons in the water, alerting the Company's control center by satellite.

*The most advanced technological resources are used to monitor operations*



## Oil spills and fines



*Care of the equipment is part of each stage of the production chain*

In the course of 2001, the company was penalized for seven accidents involving the spillage of its products:

- On February 16, the rupture of an oil pipeline in the vicinity of Morretes, state of Parana, with the spillage of 50 cubic meters
- On March 20, the discharge at sea of 1,200 cubic meters of oil as a result of the sinking of P-36 in the Campos Basin;
- On April 12, the leakage of 30 cubic meters of oil from P-7 in the Campos Basin;
- On April 14, the spillage of 30 cubic meters of oil as a result of a truck accident in the State of Parana;
- On May 30, the rupture of an oil pipeline in the Tamboré 2 Condominium, in São Paulo, with the spillage of 30 cubic meters of oil;
- On July 14, the release of 140 tons of catalyzer at the Duque de Caxias Refinery in Rio de Janeiro;
- On November 18, discharge at sea of 400 cubic meters of naphtha when the vessel Norma collided with a rock, in the port of Paranaguá, State of Paraná.

In all these episodes, apart from assuming responsibility, Petrobras also took all the measures necessary to minimize their effects, whether on the environment or the populations affected. On the other hand, its Legal Department has appealed against these fines because it believes that in some cases there was no omission or negligence on its part to justify a fine. In other cases it has also appealed against duplication of penalties imposed, lack of jurisdiction on the part of the body levying the fine or for disagreement with the latter's amount.

The total amount of oil spilled by the Company in 2001 was 2,619 cubic meters compared with 5,983 cubic meters in the previous year.

## Safety at work



Lost-Time Injury Frequency Rate
(Own Employees and Outsources Employees)
7.8
4.2
3.6
2.9
1998
1999
2000
2001
- 8
- 7
- 6
- 5
- 4
- 3
- 2
- 1
- 0


*Expressed in number of accidents with lost work days per million man-hour exposed to workplace risks.*

The number of accidents leading to worker's absence (graph) has been systematically reduced. These numbers show that, despite the accident to platform P-36, the trend is one of steady improvement.

The Company considers the number of fatal accidents recorded to be unacceptable – 12 involving the Company's own employees and 18 from companies under contract. Every effort is being made improve this situation, with the introduction of new training programs, review of processes and simulations to raise the awareness of the work force in relation to questions of safety.

In this connection it is worth drawing attention to the launch in December of the Program for Operational Excellence (PEO), whose aim is to make the Company's maritime activities increasingly safe. During the same month the First Petrobras Meeting with Contractor Companies was also held with the participation of 150 service providers and the board of directors approved the Company's corporate guidelines for health, safety and the environment.

## Contingency

In 2001, Petrobras completed the installation of 9 Environmental Defense Centers (CDAs). They are located in Amazônia, Maranhão, Rio Grande do Norte, Bahia, Macaé, Rio de Janeiro and Goiás. One CDA for National Logistics – close to the Guarulhos Airport in São Paulo – is equipped to give immediate support to the others.

The CDAs are on round-the-clock alert and are equipped with vessels for collecting oil, chemical dispersants, bioremedial agents and thousands of meters of barriers for containing and absorption. In addition to this, they have vehicles, vessels and aircraft available in the region, ready for use. Studies are also being made of the use of helicopters with infrared sensors capable of detecting hydrocarbons in water at night as well as in daytime, thereby reducing response time.



*The vessel Astro Ubarana and the new CDAs are features of the new environmental approach.*

At each CDA there are an average of 20 specialists ready to take command of up to 400 people. Their routines include frequent simulations and monitoring of local environmental conditions in order to anticipate the measures to be taken in the event of an accident. Altogether, the CDAs constitute South America's first environmental safety complex. It is able also to come to the assistance of other companies, thus anticipating a demand which will arise with the increase in the oil industry's activity in the region.

In January 2001, the Company put a vessel specialized in oil spill control into operation in Guanabara Bay, with the capacity to collect up to 100 cubic meters of oil per hour from the sea. The Astro Ubarana, as it has been christened, can also cover coastal areas in which the Company operates, such as the Campos Basin and Ilha Grande.

Training and accident simulations have been accelerated at the operating units. All contingency plans have been reviewed. Professionals from the health, safety and environment departments have attended the best courses available in Brazil and abroad.


PETROBRAS
ALPINA

## Residues

Petrobras' units are investing US$ 89 million in process improvements which will provide an 80% reduction in the volume of industrial residues by 2002. The application of 15 new technologies has already enabled the Company to eliminate 66% of the residues at its units. The goal is to reach zero by 2003, which means disposing of residues in an environmentally correct fashion as they are generated. A computerized system is already in place to manage the residues generated by the Company's industrial processes.

New areas have also been constructed for temporary storage of residues and an ambitious plan is underway for soil correction and monitoring, especially at the refineries.

## Effluents

Petrobras is spending US$ 246 million on improving the quality of its processes for treating liquid effluents in its operating units. Several different research projects are underway to adapt treatment techniques to the special features of each unit.

With no exceptions, all refineries already use primary treatment techniques – equipment which removes oil from water – and secondary techniques – treatment lakes, for example. Today, treatment systems are already installed or in the final phase of installation to ensure that pollutants are biodegraded to the point where they are virtually innocuous. At the Gabriel Passos Refinery in Minas Gerais, for example, a modern, totally automated system of bio disks, has been installed, a solution which is being extended to the Company's other units.



*Controlling every detail of operations, employees and contractor staff join in the goal of avoiding accidents*

## Atmospheric emissions

In order to minimize the impact of its activities' on the environment, Petrobras has been making a detailed inventory of the atmospheric emissions at each of its units. Programs are also underway to increase energy efficiency and improve the burning of fuels, procedures which will reduce particle and gas emissions.

The Company has a program for monitoring its units' chimneys and techniques which minimize the emission of vapor from petroleum tanks. In order to avoid evaporation, reservoir roofs are being replaced. In addition, programs have begun for reducing gas burnt in the flares.

An important procedure for ensuring the control of atmospheric emissions is the constant monitoring of air quality. In order to achieve this, Petrobras is making existing networks more efficient and in some cases installing networks for automatically monitoring the quality of the air around its units.

In some cases the data obtained is sent directly to the local government's environmental body. Besides efficiency this gives transparency to the measures taken against emissions generated by the Company.

## New environmental culture

Investments in order of US$ 48 million are being made to improve the reliability of its equipment and management systems. Its goal is to introduce an integrated management system which will fully integrate operational and environmental safety practices into the Company's activities.

In 2001, the Company made greater progress with the process for the licensing of its units and the signature of commitments and codes of conduct. It is investing US$ 82 million in improvements to its installations in Guanabara Bay alone. This is the largest agreement of its kind to be signed in Brazil. There are around 40 projects in execution, including closed operation of the Duque de Caxias refinery's refrigeration system.

In order to spread and consolidate the culture of health, safety and the environment in the Company, a series of seminars were supported in 2001 at which issues were debated ranging from changes in internal culture to the Company's role in new scenarios of climatic change and sustainable development. Petrobras was also represented at the main international events connected with these issues.

*Employees and contractor staff work to restore the mangrove swamp at the Duque de Caxias Refinery (State of Rio de Janeiro)*



BR
PETROBRAS



*Fishing at São Gonçalo State of Rio de Janeiro) shows that Guanabara Bay is still alive*

## Commitment to society

Over nearly half a century, Petrobras has been developing a wide-ranging set of social activities from environmental education in the urban context to the combat of malaria in Amazonia. These activities were intensified in 2001 with the signature of several different agreements with universities, non-governmental entities and federal, state and municipal bodies.

One of the most important of these agreements was for the creation of an Environmental Data Bank for Guanabara Bay and the monitoring of its ecosystem. This was the first agreement of its kind for ecological conservation and was created specially for the region. It will be managed jointly with civil society and academic institutions. But it was a tragedy which led to this positive development: the spillage of 1,300 cubic meters of oil in Guanabara Bay.



*Awareness of ecological questions and information about them are also commitments*

Belford Roxo, Cachoeiras de Macacu, Duque de Caxias, Guapimirim, Itaboraí, Magé, Mesquita, Nilópolis, Niterói, Nova Iguaçu, Petrópolis, Rio Bonito, Rio de Janeiro, São Gonçalo, São João do Meriti and Tanguá, the 16 municipalities located in the hydrographic basin of Guanabara Bay have felt Petrobras' presence more strongly since then. First of all, in January 2000, there occurred the unfortunate oil spill. Afterwards came the precautions.

It has created ecological trails, built stables for horses and carts, trained tour guides, improved beaches and hillsides, released 1 million crab larva in the sea, put up signs on public highways, repaired clinics and schools, built cycling tracks, developed programs for social mobilization and income creation, repaired historic buildings, edu cated, planted trees, preached sustainable development, provoked reflection, given lectures, organized workshops for introduction to science and the arts, given cultural awards, reorganized decaying areas. It knows that it has done a lot. But it also knows that it did nothing on its own. And it also knows that the people who live around the Bay will not quickly forget it. Not, it hopes, for the accident but for the positive actions it led to.

The actions being taken at Araucária, Paraná are also being extended since the accident which caused 4 million liters of oil to be discharged into the rivers Birigui and Iguaçu. The objectives are the same: to repair, preserve, remodel, socialize experiences, make people think, provide teaching in the areas affected, even those only remotely.

*Quality of life, culture and professional incentives in action*

But, fortunately, not all Petrobras' social policies originate from accidents. One case is the agreement signed with the São Paulo Metropolitan Water and Drainage Company for depolluting the Pinheiros River which runs through an important part of the city. Another is the removal of people living illegally near Petrobras' pipelines in various different Brazilian states to brick houses built elsewhere.









## Saving energy

Petrobras is responsible to the executive secretariat of the National Program for Rational Use of Oil and Natural Gas Derivatives (Conpet). Conpet's projects promote the efficient use of energy and are directed to spreading a waste avoiding culture by publishing information on the rational use of fossil fuels and the preservation of non-renewable natural resources.

The Economize Project, created by Petrobras/Conpet in partnership with the National Transport Confederation is one example of success. Its aim is to reduce the consumption of diesel oil, encourage the use of good quality products and combat the emission of black exhaust smoke by freight and passenger road transport vehicles.

Using mobile units equipped with miniature laboratories, specialist technicians make a diagnosis of bus and truck fleets all over Brazil. Since 1996 over 100 thousand inspections have been made. The result: a saving of 144 cubic meters of diesel oil per year, equivalent to a reduction of 8,700 tons of particles and 401 thousand tons per year of carbon gas released into the atmosphere.








ONDA
VERDE
Patrocínio
BR

## Quality at the gas stations

Petrobras Distribuidora, the retail subsidiary, is one of the Brazilian companies with the largest number of ISO certifications, showing the efforts the Company is making to standardize processes, improve quality management and reduce operating costs while increasing competitiveness.

The Company also maintains the **External Control over BR Stations – Demanding Customer** program which assesses the quality of BR gas stations on matters ranging from customer service to questions such as the cleanliness of the environment. In 2001, a team of Petrobras volunteer employees visited 2,873 establishments. In 2002, the number of stations inspected should reach 3,500.

### Siga Bem

Among the various projects connected with the environment created by Petrobras Distribuidora, the **Siga Bem (Drive Well) Program**, carried out in partnership with selling companies and **Conpet**, deserves to be highlighted. In position at 119 BR gas stations along the main Brazilian highways and 1 station at Zárate in Argentina, the program enables the truck driver to make a continuous follow-up of the state of his vehicle, resulting in a considerable reduction in the emission of polluting gases. In 2001, around 28 thousand trucks were inspected. The result: a reduction in the emission of carbonic gas of the order of 4.5 thousand tons.



### Watch the Fuel

Concerned with the quality of the fuel sold in Brazil, in 1996 Petrobras Distribuidora launched the program **Watch the Fuel**. The idea is to ensure that fuel reaches the gas stations with the same quality as when it left the refineries.

Fifty nine mobile laboratories equipped with equipment for analyzing and testing visit BR gas stations to test the fuel and train those responsible for quality control over the products sold. In 2001, the program issued certificates to a total of 3,322 stations and was itself certified by Inmetro (National Institute of Metrology, Standardization and Industrial Quality), the body responsible for tests and quality control over products circulating in the Brazilian market.

Petrobras Distribuidora is the only fuel distribution and retail company operating in Brazil to have a quality program approved by Inmetro.

## Energy conservation

The rational use of energy is a permanent cultural trait. Designed by Internal Committees for Energy Conservation, the **Petrobras Energy Conservation Program** seeks energy efficiency in processes in order to reduce costs and avoid waste

Over the last ten years, this program has already saved an accumulated total of 640 million cubic meters of natural gas, 680 thousand cubic meters of fuel oil and 270 thousand MWh in consumption of electric power. Besides investing in more efficient equipment and encouraging more efficient operations, this Company program is supported by its employees' participation and involvement.

## Renewable sources

Petrobras has been investing in studies and projects for the use of renewable sources of energy. Solar energy and wind power as well as energy generated from the biomass are now important alternatives to fossil fuels.

The use of solar panels for heating water and generating electricity on oil platforms, refineries and gas stations, the installation of wind power generators for electric power and advanced research for use of the biomass are some examples of the Company's initiatives in this area.

A good example of the work that the Company has been carrying out in the area of alternative energy sources is the first gasoline pump in Brazil to be worked by solar power. It began working on August 31, 2001 at the Escola Cefet gas station in Rio de Janeiro. After undergoing tests, this new alternative for energy rationalization produced a saving of 15% in the fuel pump's electricity consumption. One good reason why the solar power pump was given priority by Petrobras Distribuidora's technicians in their studies for the use of alternative energy in gas stations was that Brazil's sunshine is so abundant that using it as a source of renewable energy can generate revenue for the Company.

*Photovoltaic panel for collecting solar energy at the natural gas station next to the Alberto Pasqualini Refinery*





FRITJOF CAPRA, author of *Life's Web* (1996) and *Hidden Connections* (2002)

"During the next two decades, the e nergy market will go through a period of dramatic change, moving from fossil fuels to renewable and non-polluting energy sources. This process will include the transition from petroleum to natural gas and, eventually, solar hydrogen, the cleanest fuel of them all. In order to stay competitive in this changing market it will be essential for Petrobras to diversify its operations and use alternative technologies."

## National Award for Energy Conservation Transport and Industry

In order to encourage different elements of society to develop projects for the efficient use of energy sources, in the context of Conpet and the name of the Ministry of Mines and Energy, Petrobras presents the National Award for Conservation and Rational Use of Energy, in the categories Industry and Transport, sub category oil derivatives and natural gas. This award, given yearly, has contributed to reducing operating costs and stimulating competition, with consequent benefits for the consumer and a positive impact on the environment.

## Top Ecology awards

In 2001, for the second consecutive year, Petrobras was awarded the Top Ecology Award. One of the most important Brazilian awards in the environmental field, it is given by the Association of Brazilian Sales and Marketing Executives.

This time, two of the Company's projects received the award: Brazil's first fuel pump using solar power and the Marambaia Project which seeks to increase fishing productivity by the creation of artificial reefs on the seabed in the municipalities of Galinhos, Diogo Lopes, Barreiros, Macau and Guamaré, in the State of Rio Grande do Norte.

The Marambaia Project deserves special attention. Petrobras developed it in partnership with the Artificial Reefs Study Group of the Marine Sciences Institute of Ceará's Federal University (Labomar/UFC).

Fishing is the main activity on the north coast of the State of Rio Grande do Norte. It is practically alone in supporting communities such as Barreiros, Diogo Lopes, Galinhos, Macau and Guamaré, whose waters account for around 80% of all the tuna caught on the state's continental shelf.

One of the main problems faced by fishermen working in the region is the long voyage needed to find fish with commercial value, since old-established fishing grounds have been over fished. These fishermen's vessels are primitive, without motors and therefore forced to depend on suitable winds, which, with limited refrigeration, reduces the quality of the catch.

The Marambaia Project was developed in the region in order to create new fishing grounds and introduce new fishing techniques and equipment. It made possible the use of artificial calling devices for making the different species' feeding easier and providing them with shelter. They were installed in an area close to the coast, for the benefit of fishermen using sailing craft or short-range vessels.

One of the main reasons for the choice of the project area was the low fishing productivity and the presence of fishing communities.

Numerous meetings were held between Petrobras' technicians, its partner Labomar and the region's fishing communities. The success of the project, which began in November 1999 when 24 capsules were launched into the sea, depended on a whole teaching process for the fishermen. Several different species of fish were to be found in the area and traditional fishing methods could again be used out without reducing fish stocks.

During the project's planning phase, the experience of Labomar/UFC which has been carrying out studies for the placing of artificial calling devices using scrap iron, tires and other materials was extremely important. Petrobras provided the project with concrete containers, *considered by specialists in the construction of artificial reefs to be excellent for this purpose.*

The Marambaia Project is one of the most significant undertakings in its new environmental policy, since it uses clean and innovative technologies – the reuse of empty containers should be noted: instead of becoming mere residues to be dumped, they are absorbed by nature, while assisting the proliferation of life and the improvement of living conditions, diminishing the degradation of the marine environment caused by human activity.

## Ocean monitoring

**Ocean monitoring in the Campos Basin, begun in 1990, is, without doubt, the largest size project in Brazil for environmental studies. These studies are made from samples taken near the Pampo and Pargo platforms, chosen for their strategic position in the basin.**

**The purpose of monitoring is to establish the chemical and toxicological characteristics of the water produced on the platforms and the effluents from the Cabiúnas treatment station. Using chemical processes it also assesses the degree of impact of the drilling and production activities on the seawater and the level of contamination caused to the marine sediment. It also monitors the accumulation of hydrocarbons in marine organisms.**

This refers to the construction of landfills for garbage disposal in the municipalities where oil is produced. The work is carried out in conjunction with the city governments and its aim is to improve the social and environmental conditions of the communities where Petrobras operates.



# human resources


01 D
III
BR

The company has been investing in its work force increasing yet further its employees' professional competence and well-being.

## Organizational environment

Monitoring the organizational environment has revealed, among other things, the existence of a growing perception among employees that the Company has taken a new direction. It has also drawn attention to the need to seek greater coherence between values and behavior in the context of change.

The new practices of the Human Resources department are gradually coming into line with the best practices in the market. Employees already clearly perceive the Company's concern to recognize and reward good performance. Values relating to the emphasis on profitability and relations with shareholders and the various levels of public authority have also gained visibility.

It should also be noted that employees have perceived the need to invest in constant improvements to the mechanisms for retaining skills and ongoing explanation of the new direction. This gives greater value to the workforce, which is now strongly committed to corporate goals.

## Business education

The corporate training structure has been revised and improved by the creation of the Corporate University. Professional development has become closely linked to the Company's strategies and that of its subsidiaries, aiming, in a pragmatic fashion, to build skills which are strategic for the business.

The focus of the Corporate University's activity goes beyond Petrobras' frontiers and reaches out to its partners, suppliers, outsourced workers, customers and society as a whole. The only requirement is that interested parties' activities should contribute to achieving the corporate strategies laid down in the Company's Strategic Plan.

The Corporate University has made possible the creation of the virtual campus. Several different programs for training at a distance have been made available for employees. An internal television channel devoted exclusively to education has also been created. It will make possible the transmission of programs for the internal public and, when necessary, the external public as well.

Training initiatives have been expanded with a total investment in 2001 of US$ 27 million in Human Resource Development. Out of this total, US$ 3,0 million was exclusively for management development projects as well as training and refresher courses in Brazil and abroad.


HORARIO
VARIAVEL
NO CE

## Variable remuneration

One of the main missions of Human Resource management is to commit the employees to the goals laid down in the Strategic Plan. And one of the ways to achieve this is to create a close link between the remuneration policy and the results obtained by the staff of the various different business units into which the Company has been divided.

During 2001, greater emphasis has been placed on the program for paying bonuses for the employee's individual performance. It may be considered an extremely aggressive program: it distributed four monthly salaries based on the company results achieved in the previous year.

It was also possible to distribute a share in the profits equivalent to 4.5 basic salaries for each employee, an amount unheard of in Petrobras' history, out of the net profit reported in the financial statements for 2000.

This meant that the variable portion of employee remuneration increased from 4% in 1999 to between 7% and 12% in 2000 and to between 19% and 32% in 2001..

## Relations with labor unions

Relations with labor unions have been improving over the last few years. The Company and the class entities which represent its employees showed greater openness in dialogue, and a greater willingness on both sides to discuss and resolve conflicts or differences which might have a negative impact on the relationship between the Company and its employees.

Throughout 2001, the aim was to achieve a partnership, identifying and discussing questions of mutual interest and finding negotiated and effective solutions for the problems identified. As a result of this process, negotiations for the holding company's land based employees' Collective Labor Agreement 2001/2002 ran smoothly despite a five-day strike.

In the agreement, both the company and the unions retained employees' rights, agreeing on conditions in line with market practices, the Company's financial resources and its business objectives.

Various different initiatives in the Health, Safety and Environment areas can be considered to represent an advance. For example, measures were taken to introduce a pilot project for sharing a specialized Safety Engineering and Health at Work Service to be built on Company land next to the Duque de Caxias Refinery. It was also agreed that the commissions made up of Company and labor union representatives would continue to carry out planning studies for the staffing of the Capuava Refinery and that the joint commission for optimizing the work of the Cipas (Internal Commissions for Prevention of Accidents) would be retained..

The Collective Labor Agreement – ACT 2001/2002 provides for mixed commissions made up of FUP/Labor union and Petrobras representatives who meet regularly to discuss matters of mutual interest. The commissions are followed up by corporate

Human Relations and work as a channel for systematic relations with the labor unions, ensuring that discussions are not restricted to the period before the base date for negotiations.

The ACT follow-up commission meets every two months in order to supervise the application and interpret the contents of the agreement in force. The other commissions meet each month, dealing with matters like, for example, Industrial Safety and Occupational Heal activities as they affect employees and personnel under contract.

It is important to highlight the inclusion in the Collective Agreement of a clause which gives the employee the right to suspend his activities if he has valid reasons for supposing that his life or physical integrity or that of his work colleagues is at grave and imminent risk.

## Skills Management

As laid down in the Strategic Plan, the Company has completed its personnel planning for the period 2001-2005. Its basic assumption is the creation of a systematic process for renewing the personnel structure and attracting new talent.

506 professionals were hired and a reserve register created to enable the eventual hiring of 2,069 graduates and 3,780 middle managers.

## Social security

In 2001, Petrobras prepared and presented to its employees, retired staff and pensioners a new complementary retirement plan: the Petrobras Vida Plan, of the defined contribution type, as an alternative to the old Petros Plan, based on Defined Benefits. The purpose of the new plan is to enable the Company to become more competitive in Brazilian and world markets, keeping the Social Security of its employees at satisfactory levels.

Thus, the new Petrobras Vida Plan began to be offered to employees, retired staff and pensioners at the end of November though there were some delays caused by litigation brought by labor unions representing the employees.

On the last day of the year, Petrobras settled its outstanding balance with the Petrobras Social Security Foundation – Petros, a debt relating to the so-called Pre-70 Group . This debt related to the original funding which should have been made when the pension fund was created and required the funding of pensions for employees already working for the Company before the creation of Petros. The amount of the settlement at November 15, 2001, was US$ 2,2 billions. The Company also made an advance of US$ 1,2 billions to encourage migration from the old to the new plan.

The payment of these amounts enabled Petros to remain in second place in Brazilian pension funds' ranking by total assets.

*The School of Hope Project gives training in literacy to contractor staff at the Urucu base in the Amazon.*



## Care for employees' health and welfare

Petrobras recognizes the importance of activities for improving the health and welfare of its employees and their family members and has been introducing programs and projects for this purpose.

The Company believes that caring for health involves understanding the many different factors which enter into the search for quality of life. Thus, in order to implement projects and encourage activities promoting healthcare, it has been using an approach which addresses the individual's responsibility in six dimensions: physical, emotional, social, professional, intellectual and spiritual.

The activities carried out aim at equipping individuals to improve the quality of their lives, giving them greater control over the factors which affect their health, based on the belief that to be healthy is one of the greatest resources for personal, economic and social development.



*Physiotherapy and gymnastics at work relieve tension and provide physical well-being*

Activities aimed at physical health include programs for treatment of dependence on chemical substances, ergonometrics, a campaign against smoking and corporate vaccination campaigns. The different business units carry out activities relating to dietary re-education, stress management (including yoga, shiatsu, tai-chi-chuan and meditation) and physical training.

At Petrobras check ups for occupational health are not limited to those required by the regulations. Supplementary examinations and the frequency of the check ups go well beyond what is required by law, providing the employee with greater control over his health.

Throughout the year, Petrobras has carried out corporate health campaigns extending health education to the whole workforce with corporate campaigns on drugs, smoking, cancer, AIDS, oral health and safe and healthy habits for the year-end and during carnival.





Other activities aim at employees' welfare in the other dimensions, such as programs for safe driving, preparation for retirement, garbage recycling and the National Environment Week and the National Quality of Life Week. The business units have allocated space for stress management, physical training, sporting and leisure activities and family-company integration as well as projects for raising employees' awareness of the quality of life.

*Out at sea, employees cultivate a garden on the P-20 platform*

## Assistance for the families of victims of accidents at work

Petrobras has been providing assistance for the families of those who lost their lives in the accident on the P-36 platform from the first day on which the accident to place. Among other benefits it has been paying a lump sum, pension and compensation on termination of the labor contract by death to the legal dependents of the employees who died in the accident; scholarships for the children of the victims up to conclusion of university or age 24, payment of all charges for use of Multidisciplinary Healthcare up to the date of the accident as well as unlimited cover for the victims' mothers and fathers registered in the program who will receive free medical assistance. It is also providing one year's free psychiatric treatment for 15 of the victims' dependents. These benefits have been extended, as of now, to the family of any worker who is victim of an accident.

# the company and society



A new investment policy has been created for the social area seeking return on capital invested and the production of social benefits.

The year 2001 marks a new phase in Petrobras' with society. While the Company, throughout its history, has always supported, financed and sponsored social, cultural and sporting projects, last year it introduced a new policy in this field. It was structured in a democratic fashion. A wide-ranging survey was carried out for the preparation of social policies. Over 500 people representing the community presented their views. And in the preparation of policies for sponsoring artistic and cultural activities over 20 specialists were interviewed from the areas involved.

## Social guidelines

In the social area Petrobras has ceased to be merely a sponsor of projects submitted to it and has become an agent for sustainable human development. Following guidelines laid down for the approval of proposals submitted to it, the Company has changed from being a supporter to being a partner in these projects, extending the leadership it already holds in its business segment to the social area.

Just as in the Company's other business activities, social projects will be analyzed from the point of view of investment, return on capital employed and social benefits actually produced.

The Company's strategic objectives are very clear:

- To contribute – in a distinctive way – to sustainable human development;
- To support the implementation of innovative projects for transforming society and capable of being easily replicated;
- To spread the use of the IDH (Index of Human Development) indicators as parameters for evaluating social projects;
- To encourage the adoption of innovative strategies and methodologies which have a long-term impact on society;
- To encourage partnerships and/or alliances for the implementation of local development projects;
- To support entrepreneurial initiatives of a social and volunteer nature, viewed as aspects of citizenship.



## Sponsorships

The restructuring of the sponsorship policy was begun in 2000 and its objective was to make Brazil's biggest company into the country's best sponsor. It started from the realization that outside perception of the Company's sponsorships was very limited. This fact led the Company to reassess its activity and define new criteria, put together with the help of outside professionals representing each area of sponsorship.

Programs were then put forward for the cinema, visual arts, scenic arts, literature, music, historic buildings and sports. Besides this, Petrobras Social was launched in October and Petrobras Environmental will be launched in 2002.

The democratic and transparent way in which access is given for sponsorship has led to greater public recognition for Petrobras' activities. Today, the Company does much more than sponsor this or that artistic project. It is really promoting the renewal of Brazilian contemporary art. The new sponsorship policy's guidelines will give Petrobras the same leadership in this sector that it has in technology.

We give below a selection of projects sponsored in the social, cultural, educational and sports areas. These examples have been chosen from a list of over 200 projects executed or begun in 2001. The amount invested totaled around US$ 55 million.

## Petrobras Social

The **Petrobras Social Program** is the Company's most ambitious initiative in this area. It will encourage projects involving action for change which can alter the communities in which they are introduced – programs which sustain real change and contribute to building social justice.

The program's fundamental guidelines follow UNESCO concept of the Culture of Peace – which provided the name for the main project sponsored by the Company in this line. The program is an umbrella for three sub programs: Peace Generation is directed to governmental institutions, non-governmental institutions, and non-profit-making community associations active in the Third Sector of the economy. By means of this sub program, Petrobras will invest in cultural, educational and sporting projects aiming at encouraging adolescents and youths living in urban centers or their outskirts who are at social risk to use their free time in a positive and constructive fashion. The Social Engineering sub program will apply funds in human promotion and sustainable development in areas which have suffered an impact from the Company's activities. And the Social Volunteer program will support activities for sustainable human development carried out voluntarily by Company employees. These projects will concentrate their investments on cultural, educational and sporting activities which involve adolescents and youths from urban centers who live in situations of social risk.

*The Ethical Dance Company and the Sports at Midnight Program uncover potential and awaken the future citizen*






SPORTE À
MEIA-NOITE






ESPORTE À
MEIA-NOITE

Sports at Midnight







Ethical Dance

Theater against drug abuse — Program for children — Rio Grande do



PETROBRAS


Us from th



BR
PETROBRAS


*A pastime, joy and creativity for hundreds of children: a mixture which has been successful in the Theater against Drug Abuse and the Child and Us from the Hill Programs*

## Volunteer

It has already become a tradition: any number of employees carry out volunteer work of different kinds all over Brazilian territory. These examples have the same objective: to contribute to the quality of life, health and citizenship of adults and children all over the country. Some of these initiatives are carried out anonymously, mainly when they involve groups of employees in the same unit. Here are some examples from 2001.

A total of 2,490 employees have contributed an amount of US$ 131,893.00 to the Association of Friends and Relations of the Handicapped (Apae).

The **Viva project** – Internal Recognition of the Friendly Volunteer, now entering its second year of services shared between the São Paulo and Southern Regions, has been enlarged by the addition of six employee initiatives for contributing to social and educational projects and to welfare bodies.

The **Sun Project** (Petrobras Solidarity), created in 1997, encourages volunteer work carried out by employees, retired employees and their family members at the Presidente Bernardes Refinery. The objective is to provide support for people who work voluntarily by making awards to the institutions in which they are active. This was the method the refinery discovered for encouraging and supporting citizens with the time and inclination to dedicate part of their lives to improving society.



A group of employees at the Henrique Lage Refinery has proposed the creation of the Volunteer Committee for recognizing and encouraging activities already carried out by their colleagues. With the refinery's support, the group intends to include this initiative in the evaluation procedures for the National Quality Award (PNQ) and **Petrobras Social** itself.

**The Jaguaruana Project** raises funds for activities connected with health, hygiene, collection and treatment of water, education, diet, housing, the environment, handcrafts, sport, leisure and generation of income. The object is to make the population of the Jaguaruana municipality (CE) and its vicinity self-sustaining. The initiative began in 1999 and volunteers from the State of Rio de Janeiro who visit the community are taking part to provide practical and creative solutions such as solar powered cookers.

Some of Petrobras' units have the Abrinq Seal for a company which is a friend to children, awarded by the Abrinq Foundation for Children's Rights, a non-profit making body recognized by the Federal Government as of public utility, whose basic objective is to promote children's citizenship rights.





## Providing work for the handicapped

*Petrobras helps to place handicapped youths in the labor market*

Petrobras provides employment for the handicapped and encourages their absorption by the labor market.

16 employees from the Independent Life Center work in the Rio de Janeiro head office in Consumer Service, in general and technical support activities, service supervision and telemarketing.

A program for integrating handicapped people into the labor market was introduced in January 1985 at the Gabriel Passos Refinery at Betim (MG). By 2001 it had provided benefits for 153 people. An agreement signed with the Social Service for Industry (Sesi)'s Rogéria Amato Integration Center enables trainees to have opportunities provided by supervisors and those who work with them during the training period. In Rio Grande do Sul, four people have been contracted by companies providing services after training periods at the Alberto Pasqualini Refinery and, each half-year, two or three ex-trainees are placed in the market.

The Paulínia Refinery has signed an agreement with the Center for Integration of Handicapped People (Cindep) with a view to training in career-oriented, cultural and social matters, in real working situations. Those taking part as trainees receive a scholarship for further education as well as food and transport.

Besides helping to place people in the labor market, Cindep supports their education, providing specially designed materials, such as braille machines and special calculators and it also gives courses in deaf and dumb language and the braille alphabet to teachers in municipal schools.

The Presidente Getúlio Vargas Refinery in Paraná supports special education from pre-school to career training through the **Program for the Education and Social Advancement of the Handicapped**, carried out in partnership with the city government of Araucária. Through this and other social programs the refinery once again received the Abrinq seal for the Company Which Is the Child's Friend, first received in 1999. The award was also given because the Company has always followed the standards laid down in the Statute of the Child and Adolescent.

The refinery has been supporting the handicapped ever since it began operating twenty-five years ago, when it loaned a building for use as Araucária's first school for the handicapped. Today, around 700 children and adolescents benefit from the program whose object is to give work training courses and generate employment for young people. Two years ago a contract was signed for the provision of gardening services in non-industrial areas, administrative support, packaging, decoration and other activities which may enable the Apae students of Araucária to find work.

The Alberto Pasqualini Refinery in Canoas, State of Rio Grande do Sul, has had a contract with the Canoas Association for the Handicapped since 1994. At present, thirteen people are employed in administrative functions: reception, document distribution and the secretariat.

In the Northern Region, ten handicapped workers are employed at the Isaac Sabbá Refinery, all of them benefiting from an agreement signed between the refinery and the Association for Handicapped People of Amazonas State.

## The Sentrinho Project

The **Sentrinho Project** completed 12 years of support for children, adolescents and adults with neurological and learning defects. The population benefited – 110 in 2001 – lives in the Campos Basin Business Unit's area, with headquarters in Macaé (RJ). A multidisciplinary team – the activities include music therapy, sport, psychological services and extra schooling – contributes to integrating these individuals into society.



The partnership extends to the Sentrinho Project for Popular Brazilian Music. In 2001 well-known artists like Geraldo Azevedo, Marcos Valle and Angela Rô Rô gave performances for the benefit of the project, greatly helping to change the lives of the beneficiaries by their art and solidarity.

# social and environmental programs


PROJETO TAMAR
IBAMA
PETROBRAS

The concepts of citizenship and social justice underlie Petrobras' social programs.

Petrobras has a wide spectrum of social activity. All over the country and abroad, it takes part in over 200 projects. There is no question in which the Company does not get involved when it is a matter of social justice or of strengthening the idea of citizenship: drugs, child prostitution, adolescent pregnancy, aids, illiteracy, endemic diseases, child cancer, racism, in other words all of society's afflictions.

Abroad, for example, Petrobras' social work has also been carried out through action programs for the benefit of the communities in its main projects' and industrial plants' areas of influence. This is the case with the San Alberto Social Action Plan at Tarija in Bolivia where the most important gas wells and production unit actually in production are located and the Cochabamba and Santa Cruz refineries from which social welfare programs are also carried out.

Petrobras Bolivia S.A. has invested US$ 34 thousand sponsoring cultural, institutional and sporting projects. Empresa Boliviana de Refinación (EBR) – formed by Petrobras Bolivia and the Péres Companc Company to operate two refineries acquired in Bolivia – has spent US$ 21 thousand on these activities. Together, Petrobras Bolivia S.A. and EBR have invested US$ 56 thousand.

Here are some examples of Petrobras' activities.



GILBERTO GIL,
composer and singer,
President of the NGO
Gegê/Refazendo

"Petrobras' strategic policy has progressed on the question of environmental protection. I hope that progress will be consolidated and that, in future, we shall see further signs of this. We are cheering for Petrobras. And we will go on cheering for ever."

## Construction of water tank

**Petrobras' Water Program** serves municipalities hit by drought in the North and North East Regions. In order to reduce the effects of drought and make it possible to generate income, the Company drills wells and constructs water tanks in small cities in the interior. Around three thousand people in the municipalities of Alto do Rodrigues, Açu, Apodi, Carnaubais, Mossoró, Caraúbas, Upanema (RN) and Icapuí (CE) benefited from this program in 2001.

## Recycling

Petrobras and the Blue Wave Foundation – an environmental NGO led by the singer and composer Gilberto Gil – are jointly developing a project for recycling materials. Here, the objective is the removal of empty PET bottles thrown into rivers, lakes, Guanabara Bay and garbage dumps scattered around the city of Rio de Janeiro.

It was inspired by a retired employee, now an art teacher, and uses the empty bottles, which, when washed, compressed and covered in plastic foam and cloth, become armchairs, mattresses and other objects chosen by those taking part in the project.

Besides leading to the elimination of empty bottles from the environment, the Recycling and Culture Project generates employment for those collecting the bottles and for professionals who work directly in making furniture. Later, when the technology has advanced to the point where a factory can be built, the furniture will be placed on sale in the market. In the first stage of the project, even before its official inauguration, nearly 12 thousand bottles were recovered from the environment. The project is self-sustaining.

## Conpet at School–Basic Education



The objective of the **Conpet at School Project**, started in 1992, is to educate new generations to be more conscious of environmental and social issues. The work consists basically in spreading an idea of the importance of rational energy use for society and the environment among 5th to 8th grade students of public and private schools. Carried out in partnership with the secretariat of education, the project has been launched in 300 municipalities and six states.

Practical experience in the rational use of natural resources and knowledge of the issues connected with it are introduced into regular teaching courses by providing training for teachers, who are the natural multipliers of knowledge. Since its creation, **Conpet at School** has trained 4,500 teachers from 1,900 schools. Over 1 million students have been reached.

## Combat of endemic diseases

This is an agreement signed by Petrobras with the National Health Foundation. Its purpose is to supply equipment needed to combat endemic tropical diseases such as malaria, leishmaniasis and yellow fever in the municipality of Coari, Amazonas State.




PROJETO

## Tamar Project

Three million babies protected and then returned to their habitat, the sea. That is the great achievement of the **Tamar Project**, whose mission is to preserve marine turtles along the Brazilian coast with Petrobras as its official sponsor. Created by Ibama in 1980, Tamar has 21 protection stations for these long-living turtles distributed over more than 1 thousand km of Brazilian beaches.



400 people are now taking direct part in the project. They are fishermen, family members and inhabitants of the places where the turtles' defenders organize work. Besides generating direct employment, Tamar is developing intensive environmental education, social and community action programs, promoting improvements in the quality of life, creating work opportunities and generating income for coastal communities. It also supports a great many cultural activities.

But it is not only turtles which receive attention from the **Tamar Project**. Another example is the attention given to the Finn Larsen School and crèche on the Forte Beach, 80 km from Salvador, currently attended by 140 children. Many of them will certainly be involved in the future preservation of their silent and involuntary patrons' descendants.



*The Tamar Project combines preservation of turtles with social investment*

*The Brazilian aquatic mammal most seriously threatened with extinction gets protection from Petrobras. As in the Tamar Project, it aims to take the friendly giant off ecology's black list.*



Experts say that manatees are over 45 million years old. There are not many of them left: not more than 400. The Petrobras, which has for a long time been involved in various animal species' struggle against extinction, has been investing in the preservation of these water dinosaurs since 1997.

The project's national headquarters is on the island of Itamaracá, State of Pernambuco, where studies are being carried out on biology, behavior, feeding habits and physiology.



## Mamirauá Civil Society–Manatee

Petrobras takes part in a project of a different kind for the Manatee's preservation. The Company works in partnership with Ibama in the **Mamirauá Project**, which aims at preserving the Amazon Manatee, a species running a high risk of becoming extinct. An aquatic mammal typical of the Mamirauá and Amanã Sustainable Development Reserves, managed by Amazonas State, the Manatee is much sought by hunters and has already been included by various different preservation organizations in their lists of animals to be protected The implant of a small radio transmitter in their bodies and studies of skin and blood samples will extend our knowledge of this very docile species. To begin with, 20 individuals will be captured to be returned immediately to their natural surroundings where their habits will be monitored. The project, under way in the world's biggest sustainable flooded reserve, Mamirauá, also aims at increasing the level of river dwellers' ecological awareness.

## Lajedo de Soledade

Lajedo is a place where huge rocks are scattered about. There are rock paintings on them. This archaeological site is the favorite child of Petrobras' geologists and geophysicists. It was they who discovered it in 1992, when carrying out seismic studies for a very different purpose: the search for oil.

The rock paintings discovered at Lajedo da Soledade, 420 km from Natal, do not date from today. Nor yesterday. Nor the day before yesterday. They are between 3 thousand and 7 thousand years old. They are the marks left by prehistoric man. And that is why the escarpment of Apodi, state of Rio Grande do Norte, is considered a patrimony of mankind. Members of the community and scientists from the University of the Northeast have created the Friends of Lajedo de Soledade Foundation and started the **Project for the Preservation of Lajedo**. With it they won first place for the Von Martius 2001 environmental award in the category Humanity, given by the Brazil-Germany Chamber of Commerce.

Petrobras sponsored the restoration of the Soledade Archaeological Museum and its visual programming and improved the tracks which lead to the rock paintings. And it did more. In 2001, it built the Lajedo Activity Center, a place of study providing courses, training workshops and also space for community leisure.

Talented people of today have already been trained in the very ancient Lajedo in arts such as ceramics and silk painting and have learned to weave baskets. These people's lives have changed direction. The products of their work are sold in the museum. Income is created. The community has a more dignified existence. In addition, as this is a very dry region, Petrobras is also drilling wells so that there will be water for drinking, washing, cooking and bathing. Three thousand people are directly benefited. And more money arrives in tourists' pockets. And they are by no means few for a place which is so ancient and so modest. Around six thousand students alone come each year to see what was done much long ago than just yesterday and what is in progress today.















SANDRA GARCIA,
Teacher and graduate in Art and Education, administrative manager of the Maré Olympic Village Union

"Petrobras taught the market that companies should not just think of quick profits, but also social profit."

## The Maré complex



Three types of activity are sponsored in the Maré Complex, considered one of the poorest and most violent in the city of Rio de Janeiro: **The Sporting Union of the Maré Olympic Village Project, the Education for Maré Children and Adolescents Project** and **Adolescents of Maré** as well as artistic and cultural work with the community's children.

The Company has received two awards for the Sporting Union of the Maré Olympic Village Project. One award was in the Community category of the Exame Guide to Good Corporate Citizenship. The other was the social Top for 2001 given by the Association of Sales and Marketing Executives of Brazil.

The Maré contains an area with 100 thousand square meters of construction space. It is the Center of Excellence, managed by the Sporting Union of the Maré Olympic Village. The center's role: to contribute in a concrete way to the welfare and improvement of the region's inhabitants. Sport brings the people in the community together and promotes their integration.







In the Center, children and adolescents practice sport, have contact with culture and opportunities for leisure. There is a long list of activities which boys and girls can do there: play soccer, indoor soccer, volleyball, basketball, tennis and handball, or practice swimming, athletics and gymnastics. There are special programs for the handicapped, lessons in nutrition, encouragement of creativity, discussions of citizenship and the quality of life and incentives for entrepreneurism, a word missing from the dictionaries but one which describes the whole activity involved in generating work and income.

Another activity, more directed towards school, is the Education for Maré Children and Adolescents Project, which extends the activities being carried out at the Maré Center of Joint Action and Studies, to the Petrobras Child Program. With an investment of US$ 165 thousand, the project makes artistic and sporting activities available through workshops and special activities for around 800 students from seven public schools in the Maré district.

Petrobras does not only sponsor cultural projects at the national level. It also supports community initiatives which stimulate artistic development by young people of all ages. One example is the Guanabaras Revels show put on in the Maré by a group of 49 young people aged between 13 and 23.

This successful experiment was replicated in São Paulo. 45 young people from communities on the outskirts of the city of São Paulo formed a dance troupe which performed at the Alternative Center for Arts and Citizenship. The show and multimedia, makes use of various different artistic languages – dance, music, video, theatre, plastic arts and fashion – and is an enormous tapestry of Brazilian cultural diversity.



AMARO DOMINGUES, retired driver, president of the Maré Olympic Village Union

"Petrobras gave the Maré people credibility, showing that, if a big company believes, the community is also going to believe. And, like the great company it is, Petrobras is showing the way for other companies to take part in social projects as important as this one of the Maré."




MARÉ

## Petrobras Distribuidora in underprivileged communities

which teaches classical ballet to 134 children of 7 poor communities in Rio de Janeiro. Besides dancing, the project provides medical and dental services for children from the Pavão-Pavãozinho, Cantagalo, Rocinha, Mangueira, Chapéu Mangueira, Babilônia and Morro dos Macacos slums. There is also a parallel project for increasing self-esteem. In 1999, seven participants were chosen to train with the Staatliche Balletschule Berlin in Germany, and two were invited to stay on at the school as students.

Another important project is the Petrobras Mangueira Cultural Center, which provides work training for 700 youths from the Morro da Mangueira. At the end of the course, the qualifying participants are sent on to work experience.



*In the birthplace of Rio's samba, teaching classical ballet promotes diversity of cultural expression*







THEREZA AGUILAR, choreographer, coordinator of the Mangueira Olympic Village's *Dançando para não dançar* Project

"Before the beginning of the partnership with BR Petrobras Distribuidora, I was thinking of giving up, there were so many difficulties. But I was encouraged by what the children wanted and I discovered that hope and will power are fundamental even for people who cannot see any light at the end of the tunnel".

## Solidarity University

**The Solidarity University Program – National Module 2001** was the fruit of an agreement between the Association for Supporting the Solidarity Training Program and Petrobras. Its objective: to bring students and teachers from cities where they live to other municipalities in Brazil.

Created in 1995 by the Solidarity Community Council and supported by Petrobras for five years, the **Solidarity University Program** mobilizes sectors of civil society and the state in order to work in the Country's poor communities. Around ten thousand university students have already been involved in educational activities carried out in around 850 municipalities in the North and Northeast. The program has grown significantly over the last few years, both in the number of students in the field, and in the quantity of municipalities attended – it has also had profound effects on the development of special projects arising from the National Module, and some teams have had to return to their target municipalities.

## Solidarity Training

Developed by Petrobras Distribuidora, the Solidarity Training Program aims at placing young people from low-income families living on the outskirts of big cities in the labor market. A technical committee chose 932 projects, which led on to professional training courses in different areas for young people aged between 16 and 21. In 2001 alone over 27 thousand young people attended from 54 municipalities..










F.F.S

## The Click Project

The **Click Project** – distinguished in 2000 with the social Top Award from the Brazilian Association of Sales and Marketing Executives – was born in January 1996, when some professionals from the Science Station – a center for scientific studies at the University of São Paulo, which is close to the Lapa train station in the city of São Paulo – carried out a survey of what most interested street children who made daily visits to the railway station, now a museum, in conjunction with the Center of Studies and Research for the Child and Adolescent. And they discovered that on entering, the children went straight to the computers. From then on, the Science Station has housed the project, which is sponsored and supported by Petrobras.

The goal is to carry out the whole work in just one day, as the majority of the children have no ideas about their future. In this short space of time they learn the basic secrets of information technology – how to handle computers, games, CD-ROMs and surf the Internet. But they can come back and stay. The children come and go when they want to. There is no control over attendance. Nothing is obligatory. There are no strings. But many of them learn to read and write and to dream of the Science Station's techniques and teachers.

Besides this, Petrobras supports other activities connected with Click, such as parties, events and outings for the children. The project also seeks, together with other institutions, to create a network which supplies shelter, food and personal hygiene for the children.

## Senzala do Barro Preto

The **Senzala do Barro Preto Project** is Ilê Aiyê's social wing and a recognized Salvador carnival group, providing services, supplementary education and professional training for adolescents, youths and adults in schools, professional training courses and crèches. Its new headquarters, sponsored by Petrobras, enable it to bring all its activities together in the same district and street. It is an icon for black values, culture and origins. Thiss initiative will enable it to carry on its 27 years of group effort and the execution of different educational and cultural activities. The highlights of these training activities include literacy courses for youths and adults, teacher training and sanitary and environmental education. By acting as sponsor, Petrobras is supporting an important project of one of Salvador's longest-established institutions, located in an area with over 600 thousand inhabitants -- the biggest black community in Brazil.



*The frenetic rhythm of the Ilê Aiyê is the distinctive mark of a people still struggling for their culture's recognition*




BAND'ERÊ

# cultural sponsorships



Sponsorship of Brazilian art and culture is one of Petrobras' long established features. Every year it renews and extends its commitment to the national culture.

Petrobras has many activities in the artistic and cultural field. Throughout its history the Company has been systematically involved with popular and classical music, the dance, cinema, theatre, the visual arts, historic buildings, archaeology, works of reference, folklore, experimental arts, restoration and museums. It is no coincidence that it is by a long way the biggest sponsor of Brazilian art and culture. A small sample is given here of what it has achieved in the course of 2001.

## The Petrobras Music Project

The **Petrobras Music Project** was created in 1997, is sponsored exclusively by Petrobras and supported by two laws encouraging culture, the Federal Government's Rouanet Law and Faz Cultura, the State Program for Stimulating Culture. The project received the Top of Marketing award in the culture category. It receives National and regional artists and has had a major repercussion in the states in which it has been put on. In 2001, it moved beyond the frontiers of Bahia to reach Ceará and Sergipe.

The project is also active in the social area, donating the profits of its performances to welfare bodies. Over the last four years, around 40 institutions have benefited. Among them were the Association of Friends and Relations of the Handicapped, the Support for HIV Virus Carriers, the Support for Children with Cancer Group, the Blind Institute of Bahia and the Nucleus of Assistance for People with Cancer.


PROJETO
PETROBRAS
DE MUSICA

## Petrobras Scenic Arts Program

The Petrobras Scenic Arts Program brings together theatre, dance, circus and opera as different forms of performing arts. The program chooses as its leading partners Brazilian groups with contemporary scenic production and the professionals involved in its exhibition, distribution, preservation, understanding and discussion. The program's budget is US$ 1,2 million. In 2000 six projects were supported ranging across Brazil from North to South.

## Petrobras Visual Arts Program

Launched in 2000, the Petrobras Visual Arts Program recognizes the vitality of contemporary art in Brazil and aims at providing the conditions for artistic production in the world of today. In order to do this, it provides funding of US$ 1,7 million for production, enjoyment, distribution and assimilation of contemporary art. In 2001 eleven projects were chosen from across the country. The program aims at helping to improve public policies in the cultural field, selecting and sponsoring projects which can be appreciated by a large number of people from all social classes.



## Petrobras Cinema Program

In launching the Petrobras Cinema Program and focusing on short films in 35 mm and digital media, Petrobras is trying to contribute to Brazilian Cinema culture. Short films establish an immediate relationship with the spectator, cost less money and take less time to produce. In other words, this is a stimulus for the young Brazilian film director. The budget of US$ 0,5 million is spent on the production, distribution, exhibition and enjoyment of film, the seventh of the arts. In 2001, 27 projects from all over Brazil were chosen by public acclaim and three directors received invitations.

Incentives for the seventh art are also provided by Petrobras Distribuidora which has been providing sponsorships since 1994. Four projects were supported to begin with but by 2001 this number had jumped to 87. The BR in the Cinema Project, created in 2000, has invested in the production of important feature films and documentaries, some of which have received awards. Sponsored titles include *O Quatrilho* and *O Que É Isso Companheiro*? (both nominated for the Best Foreign Film Oscar), *Amores Possíveis* (winner of the Sundance Festival, in the USA, in the Latin American Cinema category), *Bicho de Sete Cabeças* (winner of 16 prizes at the Brasília and Recife film festivals), *Bossa Nova*, *Castelo Rá-Tim-Bum*, *Tainá – Uma Aventura na Amazônia*, *Copacabana* and *Bufo & Spalanzani*, as well as the documentary *O Sonho de Rose – 10 anos depois*. It has also sponsored the BR Rio Festival 2001, one of the most important in Latin America - when held for the second time, 400 films were shown in 30 cinemas in the city of Rio de Janeiro.


ODEON
BR
Festival do Rio BR 2001
ODEON
BR
NO CINEMA

**The BR in Movement Cinema Project** encourages the exhibition of Brazilian films in universities, underprivileged communities, government schools, penitentiaries and municipalities which lack cinemas. 1,887 sessions were held with 656 debates in 86 universities located in various different Brazilian states.

Another of Petrobras Distribuidora's initiatives is the preservation of film archives and the restoration and maintenance of the Cine Odeon BR in the Cinelândia district of central Rio. Sponsorship is also provided for the Brazilian Cinema Research Centre and the Brazilian Cinemateca. A partnership with the Brazil Channel makes it possible to show restored classics at Cinemateca BR sessions as well as major successes in the Cine BR.

## Brazilian Popular Music

Petrobras Distribuidora sponsored the **MPBR Concert** series, which brought some of the biggest names in Brazilian popular music to the stages of Rio de Janeiro, São Paulo, Porto Alegre and Brasília, at popular prices. Artists such as Maria Bethânia, Elba Ramalho, Gilberto Gil, João Bosco, Ed Mota, Luiz Melodia, Fernanda Abreu and Cássia Eller have taken part in these concerts.

It also sponsors the Rival BR Theatre and took part in the **Clementina de Jesus – 100 years Project** which, using digital technology, recovered a large part of the singer's repertoire and brought it together on eight CDs.

## Theater

The scenic arts also receive support from Petrobras Distribuidora. Groups such as the Intrépida Troupe and Armazem Theater Company enchant the public with their scenic and circus spectacles. While the Tapa Group, formed over 23 years ago, mainly presents repertory theatre (different plays on alternate days of the week, as well as new productions or representations after the end of an inaugural season). With headquarters in the Alliance Française Theater in São Paulo since 1986, Tapa has staged around 40 plays by Brazilian and foreign playwrights, both classic and contemporary.




companhia de dança
DEBORAH COLKER

Petrobras Distribuidora has also sponsored the production of plays such as *The Controversy Directed* by Paulo José and *Brazilian Heart,* by Flávio Marinho, and two musicals, *Brazilian Girl* and *Cole Porter.* It has also helped to make it possible to present the plays *King Lear, Os Lusíadas* and *Dinner Among Friends.*

## Solidarity Handcraft

Petrobras Distribuidora's **Solidarity Handcraft Program** improves conditions for the production, promotion and sale of traditional handcrafts. The objectives are to increase or generate income for the people involved, raising their self-esteem and strengthening their social and cultural identities. BR Distribuidora has helped to bring this initiative to the communities of Pedras de Maria da Cruz (MG), Abaetetuba (PA), Parati (RJ), Corumbá and Ladário (MS), Santarém (PA) and Salvador (BA). It is part of Solidarity Community and is executed in partnership with the National Center for Folklore and Popular Culture /Funarte and the Cultural Association of Friends of the Edison Carneiro folklore Museum.

## Cultural sponsorships in Bolivia

Among other events, Petrobras Bolivia sponsored the Festival of Baroque Music "Misiones de Chiquitos", the III Ibero-American Cinema Festival held in Santa Cruz, the celebrations for the Santa Cruz Departmental Month and the inauguration of the Eagels Theater with a performance by the National Symphony Orchestra. EBR sponsored the "Yakempo" seminar for children in schools in Santa Cruz and Cochabamba as well as Bloque San Alberto rural schools in Tarija.

# Social Balance Sheet

| CALCULATION BASE | 2001 | 2000 |
|---|---|---|
| | Amount (US$ Thousand) | Amount (US$ Thousand) |
| Net Sales (NS) | 24,432,471 | 27,203,522 |
| Operating Profit (OP) | 5,375,983 | 7,645,838 |
| Gross Payroll (GP) | 949,985 | 820,445 |

| INTERNAL SOCIAL INDICATORS | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Amount (US$ Thousand) | % of GP | % of NS | Amount (US$ Thousand) | % of GP | % of NS |
| Food | 48,982 | 5.16 | 0.20 | 52,687 | 6.42 | 0.19 |
| Obligatory social charges | 625,013 | 65.79 | 2.56 | 666,523 | 81.24 | 2.45 |
| Private pensions | 287,943 | 30.31 | 1.18 | 740,647 | 90.27 | 2.72 |
| Healthcare | 126,678 | 13.34 | 0.52 | 135,193 | 16.48 | 0.50 |
| Safety and Health at Work | 1,050 | 0.11 | 0.00 | 339 | 0.04 | 0.00 |
| Education | 1,133 | 0.12 | 0 | 22,040 | 2.69 | 0.08 |
| Culture | 191 | 0.02 | 0 | 86 | 0.00 | 0.00 |
| Professional training and development | 26,749 | 2.82 | 0.11 | 1,221 | 0.15 | 0.00 |
| Crèche/assistance | 1,636 | 0.17 | 0.01 | 1,911 | 0.23 | 0.01 |
| Profit Share | 176,921 | 18.62 | 0.72 | 114,534 | 13.96 | 0.42 |
| Other | 6,999 | 0.74 | 0.03 | 1,339 | 0.16 | 0.00 |
| Total | 1,303,295 | 137.19 | 5.33 | 1,736,52 | 211.66 | 6.38 |

| EXTERNAL SOCIAL INDICATORS | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Amount (US$ Thousand) | % of GP | % of NS | Amount (US$ Thousand) | % of GP | % of NS |
| Contribution to society (education, culture, health and sanitation, housing, sport, leisure and entertainment, crèches, food and other) | 55,260 | 1.03 | 0.23 | 37,762 | 0.49 | 0.14 |
| Total contributions to society | 55,260 | 1.03 | 0.23 | 37,762 | 0.49 | 0.14 |
| Taxes (excluding social charges) | 11,078,982 | 206.08 | 45.35 | 10,353,773 | 135.42 | 38.06 |
| Provision for taxes (excluding social charges) (1) | 12,167,317 | 226.33 | 49.80 | 11,538,820 | 150.92 | 42.42 |
| Total | 11,134,242 | 207.11 | 45.57 | 10,391,534 | 135.1 | 38.20 |

| ENVIRONMENTAL INDICATORS | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Amount (US$ billion) | % of OP | % of NS | Amount (US$ billion) | % of OP | % of NS |
| Relating to the Company's operations and external programs and/or projects | 0,47 | 8.70 | 1.91 | 0,31 | 4.07 | 1.15 |
| Total environmental investments | 0,47 | 8.70 | 1.91 | 0,31 | 4.07 | 1.15 |

| STAFF INDICATORS | 2001 | 2000 |
|---|---|---|
| Number of employees at end of perio | 32,809 | 38,908 |
| Number of employees admitted during the period | 506 | 191 |
| Number of outsourced employees | 59,128 | 49,217 |
| Number of employees aged over 45 | 11,511 | 9,854 |
| Number of women working in the Company | 3,678 | 4,724 |
| % of managerial positions held by women | 7.8 | 4.44 |
| Number of blacks working in the Company (2) | nd (2) | nd |
| % of managerial positions held by blacks (2) | nd | nd |
| Number of handicapped employees | 233(3) | 588 |

| SIGNIFICANT INFORMATION ON CORPORATE CITIZENSHIP | 2001 | 2000 |
|---|---|---|
| Ratio of highest remuneration in the Company to lowest | 32.3 | 22.7 |
| Total number of labor accidents | 2.9 (4) | 3.6 (4) |
| The Company's social and environmental projects were chosen by the: | ( ) directors ( x ) directors and managers ( ) all employees | ( ) directors ( x ) directors and managers ( ) all employees |
| Health and safety standards in the working environment were established by the: | ( ) directors ( x ) directors and managers ( ) all employees | ( ) directors ( x ) directors and managers ( ) all employees |
| Private pensions cover the: | ( ) directors ( ) directors and managers ( x ) all employees | ( ) directors ( ) directors and managers ( x ) all employees |
| Profit sharing includes the: | ( ) directors ( ) directors and managers ( x ) all employees | ( ) directors ( ) directors and managers ( x ) all employees |
| In the choice of suppliers, the same ethical standards are the Company's standards of social and environmental responsibility: | ( ) not considered ( ) are suggested ( x ) are required | ( ) not considered ( ) are suggested ( x ) are required |
| With regard to employees' participation in voluntary work, the Company: | ( ) does not become involved ( x ) supports ( ) organizes and encourages | ( ) does not become involved ( x ) supports ( ) organizes and encourages |

*(1) Taxes generated by Petrobras; (2) Petrobras makes no racial distinction; (3) Holding company; (4) Frequency rate of accidents involving absence from work (employees and contractors).*

*Annual Exchange Rate: 2001 – US$ 2,3204 / 2000 – US$ 1,9554 . Average Exchange Rate: 2001 – US$ 2,3539 / 2000 – US$ 1,8300.*

# Economic Performance

In 2001 Petrobras began gradually introducing the Global Reporting Initiative (GRI) indicators. GRI is an international agreement with a long-term, multi-stakeholder perspective, whose purpose is to prepare and publish a guide for preparing reports on sustainability applied globally and voluntarily by organizations which wish to provide information on economic, environmental and social questions relating to their activities, products and services.

| **Net profit/gains/revenue** (in US$ thousand) | |
|---|---|
| Net Sales | 24,432,471 |
| Net profit (before profit shares) | 4,252,300 |

| | |
|---|---|
| **Gross profit** (in US$ thousand) | 9,625,274 |

| | |
|---|---|
| **Gross margin** - total sales, less costs of production and sales (in US$ thousand) | 17 |

| | |
|---|---|
| **Average return on capital invested** (ROI) [a] | 30 |

(a) Profit –Net Interest/Average Net Equity + Average Financing – Average Marketable Securities

| | |
|---|---|
| **Dividends -Parent Company** (in US$ thousand) | 1,544,623 |

## INTANGIBLE ASSETS

| **Petrobras Shares and ADRs** | |
|---|---|
| ON | US$ 22.62 |
| PN | US$ 22.04 |
| ADR level III ON | US$ 23.30 |
| ADR level III PN | US$ 22.23 |

Share prices on 12/28/2001.

| **Human capital** (in US$ thousand) | |
|---|---|
| *Professional training, development and education* | 26,749 |

| | |
|---|---|
| **Research and Development** (in US$ thousand) | 97,157 |

| | |
|---|---|
| **Other capital expenditure (in US$ thousand)** (in US$ thousand) [a] | 4,186,231 |

(a) Includes all expenditure on projects and fixed assets. Represents own funds and amounts spent on projects in which the Company is a partner.

| **Ratio of net debt to net assets** | |
|---|---|
| Net debt/ (net debt + net assets) | 0.25 |

## SALARIES AND BENEFITS

| | |
|---|---|
| **Total remuneration expense (in US$ thousand)** (in US$ thousand) | 707,965 |
| **Total benefit expense** (in US$ thousand) | **103,423** |

## TAXES

| | |
|---|---|
| **Taxes paid to the tax authorities** (in US$ thousand) | **11,078,982** |

## SOCIAL INVESTMENTS

| **Cultural, educational, environmental, social and sports programs** | |
|---|---|
| Around 260 programs | US$ 56 million |



In 2001 Petrobras began gradually introducing the Global Reporting Initiative (GRI) indicators. GRI is an international agreement with a long-term, multi-stakeholder perspective, whose purpose is to prepare and publish a guide for preparing reports on sustainability applied globally and voluntarily by organizations which wish to provide information on e conomic, environmental and social questions relating to their activities, products and services.

INTERNAL PUBLIC

| | |
|---|---|
| **Number of strikes and interruptions** | 1 |

| **Share in profits** | |
|---|---|
| Amounts distributed as a percentage of total salaries | 20 |
| Percentage of employees benefited | 100 |

| **Participation in bonuses** | |
|---|---|
| Amounts distributed as a percentage of total salaries | 3.2 |
| Percentage of employees benefited | 24 |

RESPECT FOR THE INDIVIDUAL

| **Commitment to children's future** | |
|---|---|
| Number of projects/activities connected with children's future | 96 |
| Amounts invested (US$) | 7,592,510 |

Petrobras holds the Abrinq Seal, as a Company Which Is a Friend to Children, awarded by the Abrinq Foundation for Children's Rights, a non-profit-making body of recognised public utility whose basic objective is to promote children's citizenship rights.

| **Encouragement of diversity** * *(holding company)* | |
|---|---|
| Women as a percentage of all employees | 11.21 |
| Managerial positions held by women as a percentage of all managerial positions | 7.80 |
| Employees aged over 45 as a percentage of all employees | 28.06 |
| Average monthly salary for managerial positions – women | US$2,983.00 |
| Average monthly salary for managerial positions – men | US$3,506.00 |
| Number of handicapped employees | 233 |

| **Personnel Indicators** | |
|---|---|
| Number of employees at end of period (holding company) | 32,809 |
| Number of employees at end of period (subsidiaries) | 5,674 |
| umber of admissions during the period (holding company) | 506 |
| Number of employees aged over 45 (holding company) | 9,383 |
| Number of women working in the Company | 3,678 |
| Percentage of managerial positions held by women | 7.8 |

| **Commitment to professional development and employability** | |
|---|---|
| Percentage of illiterates in the workforce | 0 |
| Number of professional development and training hours per employee/year | 60.84 |
| Total investment in professional development, training and education | US$ 27 million |

| **Concern for health, safety and working conditions** | |
|---|---|
| Number of certifications under BS 8800/OHSAS 18001/ISO 14001/ISM Code | 35 |
| Frequency rate of accidents involving absence from work (employees and contractors) | 2.9 |

The Company supports programs for the prevention and treatment of dependence on drugs and alcohol. It also provides a family healthcare plan.

| **Child Labor** | |
|---|---|
| Number of fines by the Labor Ministry for use of child labor | 0 |

CONSUMERS AND CUSTOMERS

| **Service excellence** (types of contact registered by SAC Petrobras) | |
|---|---|
| Requests | 7,677 |
| Consultations | 21,031 |
| Complaints | 3,977 |
| Praise | 303 |
| Suggestions | 103 |
| Emergencies | 34 |
| Total calls handled by SAC | 41,170 |
| Percentage of complaints to total calls handled by SAC | 18.4 |
| Average time spent waiting on SAC telephone before being attended | 7 seconds |

Registered contacts do not include data for Petrobras Distribuidora.

* Petrobras makes no distinction. Salary differentials arise from job complexity and length of service.

# Environmental Performance

| **Total energy consumption** (MWh) | |
|---|---|
| Primary energy sources | 131,3 million |
| Public electricity system | 2,4 million |

| **Volume of self-generated electricity by primary fuel source** (MWh) | |
|---|---|
| Total | 2,102,585 |
| Natural gas | 516,584 |
| Diesel oil | 1,392 |
| Fuel oil | 432,706 |
| Refinery gas | 615,981 |
| FCC coke | 535,922 |

| **Total fuel consumption** (tEP – ton of petroleum equivalent) | |
|---|---|
| Estimated value | 10,242,084 |

The ton of petroleum equivalent represents standard petroleum with calorific power of over PCS = 10,800 kcal/kg and density of 0.864, as used in the National Energy Balance Sheet– BEN. Total consumption was 206,472 bpdoe (barrels/day of oil equivalent), or 12.95% of total refinery throughput and 13.93% of total oil and gas produced in Brazil.

Fuel oil and natural gas are Petrobras' main energy sources, accounting for approximately 67% of the total consumed. Refinery gas and coke generated in the catalytic cracking units account for around 27% of total fuel consumption.

| **Total water consumption** ($m^3$) | 76,296,509 |
|---|---|

Estes dados referem-se ao segmento de abastecimento.

*This data relates to downstream activities.*

Gross water consumption during 2001, was 3,777,402 cubic meters less than in 2000. If the quantity of water used per cubic meter of oil processed had been the same as in the previous year, we would have had total consumption of 88,759,918 cubic meters. As the index for 2001 was lower, the saving was 12,463,409 cubic meters, enough to supply 136,585 people for a year (assuming consumption of 250 liters per person per day).

| **Reduction of emissions** (tons/year) | |
|---|---|
| $CO_2$ not released into the atmosphere | 401,695 |
| Particles not released | 8,755 |

Result obtained from the Economizar Project, carried out in a Petrobras/Conpet and CNT/Idaq partnership.

| **Accidents involving spills** | |
|---|---|
| Platforms | 2 (a) |
| Gas pipelines | 1 (b) |
| Oil pipelines | 2 (c) |
| Refineries | 1 (d) |
| Vessel | 1 (e) |
| Other | 1 (f) |

(a) Sinking of the P-36 platform and spill from P-7, in the Campos Basin.

(b) Rupture of pipeline by a pile driver during highway reconstruction in São Paulo.

(c) Rupture of pipeline with oil spill in Morretes (PR) and Tamboré 2 (SP).

(d) Release into the atmosphere of 140 tons of catalyzer at Reduc (RJ).

(e) Discharge at sea of 400 cubic meters of naphtha in an accident with the vessel Norma in Paranaguá (PR).

(f) Spill of 30 cubic meters of oil in a truck accident on a highway in Paraná.

Except for the leakage of LPG, the other incidents resulted in Petrobras being fined. The company has appealed because it believes that in some cases there was no omission or negligence on its part justifying the fine and, in others, because it disagrees with the criterion, authority or amounts charged.



| **Environmental parameters** [(a)] | |
|---|---|
| Spillages ($m^3$) | 2,619 |
| Dangerous residues (tons) [(b)] | 444,800 |
| Effluents (tons) | |
| Oil and Grease | 950 |
| Ammonia [(c)] | 292 |
| Emissions (tons) | |
| SOx | 156,258 |

(a) The data refers to E&P, refining and transport activities in Brazil and abroad.

(b) Volume of residues accumulated at 12/31/2001.

(c) Represents refinery effluents.

| **Environmental policies** | |
|---|---|
| Amount (US$) | 0,59 billion |

Amounts invested in the Program for Excellence in Environmental and Operating Safety Management- Pegasus.

| **Funds invested in the environmental field** | |
|---|---|
| Amount (US$) | 0,47 billion |

This amount includes R$ 811 million relating to the environmental section of the Pegasus program and 290 million for other improvements.

| **Awards as recognition for performance in environmental management** | |
|---|---|
| In Brazil | 2 |

| **Certifications of Environmental and/or Integrated Management Systems, accredited in Brazil and internationally** (ISO 14001, BS 8800, OHSAS 18001, ISM *Code*) | |
|---|---|
| Integrated Management Systems | 35 |

# bylaws of Petrobras

energy for the sustainable human development

# bylaws of Petrobras

energy for the sustainable human development

# BYLAWS OF PETROBRAS

## CHAPTER I

### Nature, Headquarters and Object of the Corporation

Art. 1º Petróleo Brasileiro S.A. - Petrobras is a mixed joint stock corporation controlled by the Federal Government, of indeterminate duration, to be governed by the terms and conditions of the Joint Stock Corporation Law (Law nº 6,404 of 15 December 1976) and by these Bylaws.

Sole paragraph: The control of the Federal Government shall be exercised by means of the ownership and possession of at least fifty percent plus one share of the Corporation's voting capital.

Art. 2º Petrobras has its headquarters and legal venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, either in the country or abroad, branch-offices, agencies, sub-branches and offices.

Art. 3º The Corporation has as its object the research, mining, refining, processing, trade and transport of oil from wells, shale and other rocks, its derivatives, natural gas and other fluid hydrocarbons, in addition to other energy related activities; it may promote the research, development, production, transport, distribution and marketing of all forms of energy, as well as other related activities or alike ones.

§ 1º Economic activities related to the corporate object shall be developed by the Corporation on a free competition basis with other companies according to market conditions, due consideration given to further principles and guidelines of Law nº 9,478 of 6 August 1997 and of Law nº 10,438 of 26 April 2002.

§ 2º Petrobras may, directly or through its subsidiaries, either associated or not with third parties, perform in the Country or away from the domestic territory any of the activities within its corporate object.

## CHAPTER II

### Corporate Capital, Shares and Shareholders.

Art. 4º The corporate capital of Petrobras is R$16,291,561,324.68 (sixteen billion two-hundred and ninety-one million five-hundred and sixty-one thousand three-hundred and twenty-four reais and sixty-eight cents), divided into 1,086,104,087 (one billion and eighty-six million one-hundred and four thousand and eighty-seven) shares, all of them book entry shares, without nominal value, of which 634,168,418 (six-hundred and thirty-four million one-hundred and sixty-eight thousand and four-hundred and eighteen) common shares, and 451,935,669 (four-hundred and fifty-one million nine-hundred and thirty-five thousand six-hundred and sixty-nine) preferred shares.

§ 1º The Company is authorized to increase the corporate capital irrespective of an amendment of the Bylaws upon deliberation of the Board of Directors up to R$30,000,000,000.00 (thirty billion reais) and up to the quantitative limit of 200,000,000 (two-hundred million) shares by means of the issuance of preferred shares to be paid in: a) in currency; b) in goods, subject to the prior deliberation of the General Meeting evaluating them (item IV of Art. 122 of the Joint Stock Corporation Law; c) by means of credit capitalization.

§ 2º Increases of the corporate capital by means of the issuance of common shares must be previously submitted to the deliberation of the General Meeting.

§ 3º At the Board of Directors' discretion the preemptive right may be excluded or the 30(thirty)-day term for its exercise may be reduced for old shareholders in the issuances of shares, debentures convertible to shares and subscription bonds, the placement of which shall be made by means of the sale at stock exchanges or by public subscription, as well as by exchange for shares, in a public offer of control acquisition according to articles 257 and 263 of the Joint Stock Corporation Law.

§ 4º By deliberation of the Board of Directors the Corporation may acquire its own shares to keep them in the treasury, for canceling or subsequent disposal, up to the amount of the balance of profits and available reserves, except the legal reserve, without decrease of the corporate capital, in compliance with the prevailing legislation.

§ 5º The corporate capital may be increased by means of the issuance of preferred shares, without following any proportion in respect of the common shares, in compliance with the legal limit of two-thirds of the corporate capital as well as complying with the preemptive right of all the shareholders.

Art. 5º The shares of the Corporation shall be common shares entitled to vote and preferred shares, the latter always without vote entitlement.

§ 1º Preferred shares shall not be convertible to common shares, or *vice-versa*.

§ 2º Preferred shares shall have priority in case of capital reimbursement and in the distribution of the 5% (five percent) minimum dividend, calculated on the part of the capital represented by such kind of shares, or 3%(three percent) of the net value of the share, always with the greater prevailing, with a participation equal to the common shares in corporate capital increases deriving from the incorporation of reserves and profits.

§ 3º Preferred shares shall participate non-cumulatively on equal conditions with the common shares in the distribution of dividends whenever the latter are greater than the minimum percentage as guaranteed to them in the preceding paragraph.

Art. 6º Shares shall be paid-in in accordance with the rules established by the General Meeting or by the Board of Directors, depending upon the body that authorized the capital increase within the authorized limit. In case of a shareholder's default and irrespective of questioning, the Corporation may initiate the execution and determine the sale of the shares for that shareholder's account and risk.

Art. 7º The shares of the Corporation, all of them book entry shares, shall be kept in the name of their holders in a deposit account of a financial institution authorized by the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários - CVM*) without the issuance of certificates.

Art. 8º Shareholders shall be entitled in each fiscal year to dividends and/or additional payment on shareholders' equity, which must not be less than 25% (twenty-five percent) of the net profit adjusted according to the Joint Stock Corporation Law, and divided pro-rata by the shares into which the capital of the Corporation is divided. -------

Art. 9º Except deliberation by the General Meeting, the Corporation shall make the payment of the dividends and of the additional payment on shareholders' equity within a 60 (sixty)-day deadline as of the date they are announced and, in any case, within the corresponding fiscal year in compliance with the pertinent legal rules.

Sole paragraph - Upon deliberation by the Board of Directors the Corporation may advance amounts to its shareholders as dividends or additional payment on shareholders' equity, and adjusted by the SELIC rate as of the date of the actual payment until the closing of the respective fiscal year in the manner foreseen in article 204 of Law nº6,404 of 1976.

Art. 10º Dividends not claimed within 3 (three) years as of the date they were placed at the shareholders' disposal shall prescribe in behalf of the Corporation.

Art. 11 The amounts of the dividends and interests, as compensation on shareholders' equity, due to the National Treasury and to the other shareholders, shall be subject to financial charges equivalent to the SELIC rate as of the closing of the fiscal year until the actual collection or payment, without detriment to the incidence of interests on arrears, when such collection does not take place on the date set by the General Meeting.

Art. 12 In addition to the Federal Government in its capacity as controlling shareholder of the Corporation, individuals or legal entitites, either Brazilians or foreigners, either residents or not in the country, may be shareholders.

Art. 13 The shareholder may be represented at the General Meetings in the manner foreseen in Art. 126 of Law nº 6,404, of 1976, either presenting at that moment or by depositing previously the voucher issued by the depository financial institution together with the identity document or a power-of-attorney with special powers.

§ 1º The representation of the Federal Government at the General Meetings of the Corporation shall be in accordance with the specific federal legislation..

§ 2º At the Shareholders' General Meeting that deliberates about the election of the members of the Board of Directors the entitlement to vote of the shareholders who are holders of preferred shares is conditional upon compliance with the condition established in paragraph 6 of art. 141 of Law nº 6,404, of 1976, of proven uninterrupted ownership of the stock participation during a period of, at least, 3 (three) months immediately prior to the holding of the General Meeting.

## CHAPTER III

## Subsidiaries and Affiliates

Art. 14 For the strict performance of activities related to its corporate object Petrobras may, according to the authority granted by Law nº 9,478 of 1997, set up subsidiaries as well as associate itself, either majoritarily and/or minoritarily, with other companies.

Art. 15 In compliance with Law nº 9,478 of 1997 Petrobras and its subsidiaries may acquire shares or quotas of other companies, participate in specific purpose companies, as well as associate themselves with domestic or foreign companies, and constitute with them consortia, either as leader-company or not, with the purpose of expanding activities, combining technologies and enlarging investments applied in activities related with its object.

Art. 16 The subsidiary and controlled corporations shall follow the deliberations of their respective management bodies, which shall be bound by the guidelines and the strategic planning adopted by the Board of Directors of Petrobras, as well as the regular corporate rules established by Petrobras by means of guidance of technical, administrative, accounting, financial and legal nature.

Sole paragraph. The relations with the subsidiary, affiliated and controlled companies shall be through the intermediary of a member of the Board of Executive Officers in accordance with the guidelines set up by the Board of Directors.

## CHAPTER IV

## MANAGEMENT OF THE CORPORATION

### SECTION I

### Board Members and Officers

Art. 17 Petrobras shall be managed by a Board of Directors with deliberative functions, and a Board of Executive Officers.

Art. 18 The Board of Directors shall comprise at least five and up to nine members elected by the Shareholders' General Meeting, which shall designate the Chairman of the Board of Directors from among them, all with a term of office that may not be longer than 1 (one) year, with re-election permitted.

Sole paragraph. In case the office of the Chairman of the Board of Directors becomes vacant, the substitute shall be elected at the first next regular meeting of the Board of Directors until the next General Meeting.

Art. 19 In the election procedure of the members of the Board of Directors by the Shareholders' General Meeting the following rules shall be complied with:

I Minority shareholders are entitled to elect one of the members of the Board of Directors, if no greater number is assigned to them by the multiple vote procedure.

II Shareholders of preferred shares holding jointly at least 10% (ten percent) of the corporate capital, with the exclusion of the controlling shareholder, are entitled to select and to remove 1 (one) member of the Board of Directors in a separate voting procedure at the General Meeting; the rule contained in paragraph 4 of art. 8 of Law nº 10,303, of 31 October 2001, is not applicable to the Corporation.

III Whenever the election of the Board of Directors is cumulatively performed by the multiple vote procedure and the holders of common and preferred shares exercise the right to elect a member, the right shall be ensured to the Federal Government to elect the members of the Board of Directors in a number equal to the number of those elected by the other shareholders plus one, irrespectively of the number of members of the Board of Directors established in art. 18 of these Bylaws.

Art. 20 The Board of Executive Officers shall comprise a Chief Executive Officer, chosen from among the members of the Board of Directors, and up to six Officers elected by the Board of Directors from among Brazilians residing in the country, with a term of office that may not be longer than 3 (three) years, with re-election permitted, and who may be removed at any moment.

§ 1º The choice and election of the Officers by the Board of Directors shall consider their professional qualification, notorious knowledge and specialization in the respective contact area in which these administrators will act, in accordance with the Basic Organizational Plan.

§ 2º The members of the Board of Executive Officers shall perform their duties on a full-time basis schedule and with exclusive dedication to Petrobras; however, the concurrent exercise of administrative duties in subsidiaries, controlled and affiliated companies of the Corporation shall be permitted at the discretion of the Board of Directors according to the Good Practices Code as per item VII of art. 29 of these Bylaws.

§ 3º The Chief Executive Officer and the Officers shall be entitled annually to 30 (thirty) days vacation, to be granted by the Board of Executive Officers; the payment in double of the compensation concerning the vacation period not enjoyed is prohibited.

Art. 21 The installation in an administrative office of the Corporation must comply with the conditions established by arts. 147 and 162 of Law nº 6,404, of 1976; likewise nobody who has ancestors, descendants or collateral relatives in the Board of Directors, in the Board of Executive Officers or in the Audit Board (*Conselho Fiscal*) may be installed in an office.

Art. 22 Members of the Board of Directors and Officers shall be installed in their offices by signing installation deeds in the book of minutes of the Board of Directors and of the Board of Executive Officers, respectively.

§ 1º The installation deed must contain under penalty of nullity: i) the indication of at least one domicile where the administrator may receive service of process and summons in administrative and judicial procedures related to acts of his (her) performance, and which shall be deemed as served by means of the delivery at the domicile so indicated; the latter may only be altered by a written communication to the Corporation; ii) his (her) compliance with the contracts possibly signed by Petrobras with stock exchanges or over-the-counter market entities organized and accredited at the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários – CVM*) with the purpose of adopting corporate governance standards set up by such entities, accepting liability in respect of the fulfillment of such contracts and respective regulations or differentiated practices of corporate governance, if such is the case; and (iii) compliance with the arbitration clause set forth in article 58 of these Bylaws.

§ 2º The installation of a member of the Board of Directors who is a resident or domiciled abroad is conditional upon the appointment of a representative who resides in the country, with powers to receive service of process in proceedings initiated against such member based on the corporate legislation, by means of a power-of-attorney with a validity term of at least 3 (three) years after the end of the term of office of the member.

§ 3º Prior to their installation and also upon departing from their office, the members of the Board of Directors and of the Board of Executive Officers shall submit a statement of assets to be filed in the Corporation.

Art. 23 The members of the Board of Directors and of the Board of Executive Officers shall be liable, according to art. 158 of Law nº 6,404, of 1976, individually and solidarily, for the acts practiced and for the losses to the Corporation resulting therefrom. They are prohibited from participating in a deliberation concerning operations involving companies in which they take part with more than 10% (ten percent), or in which they have held a management position in the period immediately prior to the installation in the Corporation.

§ 1º The Corporation shall ensure the defense in judicial and administrative proceedings in respect of its present and past managers, in addition to a permanent insurance contract in behalf of them to keep them harmless from liabilities due to act deriving from the performance of the office or function covering the whole time period during which they performed their respective terms of office.

§ 2º The guarantee provided for in the preceding paragraph covers the Audit Board (*Conselho Fiscal*) members as well as all employees and agents who legally act upon delegation by the managers of the Corporation.

Art. 24 A member of the Board of Directors who fails to attend 3 (three) consecutive meetings without a justified reason or license granted by the Board of Directors shall forfeit his office.

Art. 25 In the event of a vacancy in the office of member of the Board of Directors, a substitute shall be appointed by the remaining members of the Board of Directors and shall perform so up to the next General Meeting, as provided in art. 150 of Law nº 6,404 of 1976.

Sole paragraph. The member of the Board of Directors or the member of the Board of Executive Officers elected in replacement shall complete the term of office of the member he (she) is replacing, and once this term has elapsed he (she) shall remain in the office until the installation of his successor.

Art. 26 The Company shall be represented in the Courts or outside them by its Board of Executive Officers, individually by its Chief Executive Officer or by two Officers jointly, who may appoint proxies or representatives..

Art. 27 The Chief Executive Officer and the Officers may not be absent from their office for more than 30 (thirty) days without being licensed or authorized by the Board of Directors.

§ 1° According to item IV of art. 38 it is incumbent upon the Chief Executive Officer to designate from among the Officers his possible substitute.

§ 2° In the event of absence or impediment of any Officer, his functions shall be taken over by a substitute chosen by him from among the other members of the Board of Executive Officers or one of his direct subordinates, the latter until maximally 30 (thirty) days.

§ 3° In case a subordinate is indicated, conditional upon approval by the Chief Executive Officer the former shall take part in all routine activities of the Officer, including attendance at meetings of the Board of Executive Officers, in order to deal with matters of the contact area of the respective Officer, without, however, exercising the voting right.

## SECTION II

## **Board of Directors:**

Art. 28 The Board of Directors is the highest-level guiding and directing body of Petrobras; it is incumbent upon it:

I to set the overall direction of the business of the Corporation, defining its mission, its strategic goals and guidelines;

II to approve the strategic plan as well as the pluri-annual and annual programs of expenditures and investments;

III to fiscalize the Officers' management and to establish their assignments, examining at any moment whatsoever the books and documents of the Corporation;

IV to evaluate performance results;

V to approve every year the amount above which acts, contracts or operations, although up to the competence of the Board of Executive Officers, particularly those provided for in items III, IV, V, VI and VIII of art. 33 of these Bylaws, must be submitted to the approval of the Board of Directors;

VI to deliberate about the issuance of debentures not convertible into shares and without real estate guarantee;

VII to set up the overall policies of the Corporation, including those concerning the strategic, commercial, financial, investment, environmental and human resources management;

VIII to approve the conveyance of the ownership of assets of the Corporation, including concession agreements and authorization regarding oil refining, natural gas processing, transport, import and export of oil, its derivatives and natural gas, with the possibility of limiting the value for performing such acts by the Board of Executive Officers;

IX to deliberate about a capital increase by means of the issuance of preferred shares within the authorized limit, as per paragraph 1st of art. 4 of these Bylaws.

Art. 29 It is incumbent exclusively upon the Board of Directors to deliberate about the following matters:

I the Basic Organizational Plan and its amendments as well as the assignment to the Officers, upon the Chief Executive Office's proposal, of duties corresponding to the contact areas defined in the plan referred to;

II authority to acquire shares issued by the Company to remain in treasury or canceling, as well as subsequent disposal of such shares, in compliance with the legal, regulatory and statutory provisions;

III approval of the exchange of securities issued by the Corporation;

IV election and removal of the members of the Board of Executive Officers;

V the setting up of subsidiaries, participations in controlled or affiliated companies, or the termination of such participation, as well as the acquisition of shares or quotas of other companies;

VI to call a Shareholders' General Meeting in the cases provided for in the law, and the publishing of the respective notice at least 15 (fifteen) days in advance;

VII approval of a Code of Good Practices and of its in-house regulation, which must provide for the designation of the Rapporteur and the organization of Committees of the Board of Directors composed of some of its members with specific assignments regarding the analysis and recommendation in respect of certain matters;

VIII approval of the Corporate Governance Guidelines of Petrobras;

IX choice and removal of independent auditors, who will not be allowed to render consultancy services to the Corporation during the effectiveness of the contract;

X the report of the management and the accounts of the Board of Executive Officers;

XI the setting up of the Business Committee and approval of the assignments and operational rules of such Committee consistent with the Basic Organizational Plan, and which must be publicized to the market in summary at the time the financial statements of the Corporation are published or when they are altered;

XII matters which, in view of a legal provision or upon instruction by the General Meeting, are subject to its deliberation.

Sole paragraph. The Business Committee set forth in item XI shall submit to the Board of Executive Officers its opinion concerning the corporate matters involving more than one business area, as well as those the importance and relevance of which require a broader debate.

Art. 30 The Board of Directors may order inspections, audits or rendering of accounts of the Corporation, including the hiring of specialists, experts or external auditors, in order to inform more about the matters submitted to its deliberation

Art. 31 The Board of Directors shall meet with the attendance of the majority of its members, upon being called by its Chairman or by the majority of its members, in a regular meeting at least every 30 (thirty) days and in a special meeting whenever necessary.

§ 1° If required, the members of the Board of Directors may participate in a meeting by telephone, video-conference or other communication means capable of ensuring an effective participation and the authenticity of the respective vote. In such event the member of the Board of Directors shall be deemed as present at the meeting and his vote shall be deemed valid for all legal purposes and incorporated into the minutes of the meeting in point.

§ 2° Matters submitted to the appreciation of the Board of Directors must be accompanied by the decision of the Board of Executive Officers, by the statements of the technical area or of the competent Committee, plus a legal opinion whenever necessary for examining the matter.

§ 3° The Chairman of the Board of Directors, at his own initiative or at the request of any of its Members, may call Officers of the Corporation to attend the meetings and to render clarifications or information in respect of the subjects being considered.

§ 4° The deliberations of the Board of Directors shall be taken by the vote of the majority of the Members in attendance and shall be recorded in the pertinent minute book.

§ 5° In case of a tie, the Chairman of the Board of Directors may cast the deciding vote.

SECTION III

## Board of Executive Officers

Art. 32 The management of the business of the Corporation is incumbent upon the Board of Executive Officers in compliance with the mission, goals, strategies and guidelines established by the Board of Directors.

Art. 33 It is incumbent upon the Board of Executive Officers:

I to work out and to submit to the approval of the Board of Directors:

a) the bases and guidelines for working out the strategic plan as well as of the annual programs and the pluri-annual plans;

b) the strategic plan as well as the respective pluri-annual plans and annual programmes of expenditures and investments of the Corporation with the respective projects;

c) the cost and investment budgets of the Corporation;

d) the assessment of the result of the performance of the activities of the Company;

II to approve:

a) the technical-economic appraisal criteria for investment projects with the respective liability delegation plans for their execution and implementation;

b) the criteria for the economic use of producing areas and the minimum coefficient of oil and gas reserves in compliance with the specific legislation;

c) the price policy and basic price structures of the products of the Corporation;

d) accounting plans, basic criteria for establishing results, the amortization and depreciation of invested capitals and changes in the accounting practices;

e) handbooks and rules in respect of accounting, finances, personnel management, the hiring and implementation of works and services, the supply and disposal of materials and equipment in respect of operation and others required to guide the functioning of the Corporation;

f) rules concerning the assignment of the use, the renting or leasing of real-estate owned by the Corporation;

g) the yearly insurance plan of the Corporation;

h) the basic structure of the bodies of the Corporation and their respective Organizational Rules as well as to set up, to transform or to extinguish operational or corresponding bodies, as well as temporary work bodies, agencies, branches, bureaus and offices, in the country and abroad;

i) plans providing for the admission, career, access, benefits and disciplinary regime of the employees of Petrobras;

j) the assignment of the staff of the bodies of the Corporation;

k) the designation of the incumbents of the High-Level Management of the Corporation;

l) the annual business plans;

m) the setting up of consortia, joint ventures and specific purposes companies in the country and abroad;

III to authorize the raising of funds, signing of loan agreements and financings in the country and abroad, including by way of the issuance of securities;

IV to authorize the rendering of secured or fiduciary guarantees, in compliance with the pertinent legal and contractual provisions;

V to authorize the acquisition, in accordance with the specific legislation, of real-estate goods, ships and maritime drilling and production units, as well as the encumbrance and the disposal of assets of the Corporation;

VI to authorize the disposal or encumbrance of shares or quotas of companies in which the Corporation owns more than 10% (ten percent) of the corporate capital, as well as the assignment of rights in consortia or joint ventures in which the Corporation owns more than 10% (ten percent) of the investment; limits may be established for delegating the practice of such acts to the Chief Executive Officer or the Officers;

VII to authorize the signing of conventions or contracts with the Federal Government, the States, the Federal District and the Municipalities, with the possibility of setting value limits for delegating the exercise of such acts to the Chief Executive Officer or to the Officers;

VIII to authorize in the form of specific legislation the waiving of acts or judicial or extrajudicial transactions extinguishing lawsuits or pending issues, with the possibility of setting value limits for delegating the exercise of such acts to the Chief Executive Officer or to the Officers;

IX to follow up and control the activities of the subsidiaries and companies in which Petrobras participates, or with which it is associated;

X to deliberate about trademarks and patents, names and logos;

XI to establish other Committees related to the Business Committee, with the approval of the respective operational rules and assignments consistent with the Basic Organizational Plan.

Art. 34 The Board of Executive Officers shall hold a regular meeting once a week with the majority of its membership, among whom the Chief Executive Officer or his deputy, and in a special meeting upon call by the Chief Executive Officer or of two-thirds of the Officers.

Sole paragraph. Matters submitted to the appreciation of the Board of Executive Officers must be accompanied by the statements of the technical area or of the Business Committee, plus a legal opinion whenever necessary for examining the matter. In addition to the matters of the original competence of a full-board deliberation as provided for in art. 33 of these Bylaws, the Board of Executive Officers may deliberate about managerial acts of business of the individual responsibility of each one of the Officers within the contact areas established by the Board of Directors in the Basic Organizational Plan. Furthermore, it is incumbent upon the Officers:

I to give instructions to the representatives of the Corporation at the General Meeting of its subsidiaries, controlled and affiliated companies in accordance with the guidelines established by the Board of Directors;

II to hire and fire employees and to formalize assignments to managerial duties and functions approved by the Board of Executive Officers;

III to designate corporate employees for missions abroad;

IV to sign deeds, contracts and agreements as well as to manage the funds of the Corporation, always jointly with another Officer.

Art. 36 The deliberations of the Board of Executive Officers shall be taken by the vote of the majority of the members present and recorded in the respective minutes book.

Sole paragraph. In case of a tie, the Chief Executive Officer may cast the deciding vote.

Art. 37 The Board of Executive Officers shall forward to the Board of Directors copies of the minutes of its meetings and shall render the information allowing the evaluation of the performance of the activities of the Corporation.

SECTION IV

## The Chief Executive Officer

Art. 38 The heading and coordination of the activities of the Board of Executive Officers is incumbent upon the Chief Executive Officer, namely:

I to call and to chair the meetings of the Board of Executive Officers;

II to propose to the Board of Directors the distribution among the Officers of the contact areas defined in the Basic Organizational Plan;

III to propose to the Board of Directors the names of the Officers of the Corporation;

IV to designate from among the Officers his occasional substitute in his absences and impediments;

V to follow up and to supervise, by means of coordinating the activities of the Officers, the activities of all of the bodies of the Corporation;

VI to designate the representatives of the Corporation at the General Meetings of its subsidiaries, controlled and affiliated companies in accordance with the guidelines set forth by the Board of Directors;

VII to render information to the State Minister to whom the Corporation is related to and to the control bodies of the Federal Government, as well as to the Federal Audit Court and to the National Congress.

CHAPTER V

## The General Meeting

Art. 39 The Regular General Meeting shall be held yearly within the time-frame provided for in art. 132 of Law nº 6,404, of 1976, at the place, date and hour established in advance by the Board of Directors, in order to deliberate about matters of its competence, particularly

I to audit the accounts of the managers, to examine, discuss and vote the financial statements;

II to deliberate about the destination of the net profit of the fiscal year and the distribution of dividends;

III to elect the members of the Board of Directors and of the Audit Board (Conselho Fiscal).

Art. 40 The Special General Meeting, in addition to the cases established by law, shall meet upon call of the Board of Directors to deliberate about matters of interest to the Corporation, particularly:

I the amendment of the Bylaws;

II the increase of the limit of the authorized capital;

III the increase of the corporate capital, with the reservation of the provision in paragraph 1st of art. 4 of these Bylaws;

IV the evaluation of the goods with which the shareholder may contribute to the increase of the corporate capital;

V the reduction of the corporate capital;

VI the issuance of debentures convertible into shares or their sale when in the treasury;

VII the incorporation of the Corporation into another company, its dissolution, transformation, split, merger;

VIII the participation of the Corporation in a group of companies;

IX the disposal of the control of the corporate capital of subsidiaries of the Company;

X the removal of the members of the Board of Directors;

XI the disposal of debentures convertible into shares that belong to the Corporation and are issued by its subsidiaries;

XII the establishment of the compensation of the managers;

XIII the canceling of the registry as a publicly held Company;

XIV the choice of a specialized company from among a three-company list presented by the Board of Directors to prepare the Appraisal Report of its shares according to their respective economic value, to be utilized in cases of the canceling of the registry as publicly held Company and deviation from the standard rule of corporate governance defined by stock exchanges or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), with the purpose of complying with the rules established in the pertinent regulation of practices differing from corporate governance as issued by such entities, and in accordance with the contracts possibly signed by Petrobras with such entities;

XV waiver of the right to subscribe shares or debentures convertible into shares of subsidiaries, controlled or affiliated companies.-

§1 The deliberation of the subject set forth in item XIV of this article shall be taken by an absolute majority of the votes of the outstanding common shares; blank votes are not to be computed.

§2 In the event of a public offering formulated by the controlling shareholder, the latter must cover the costs of the Appraisal Report.

Art. 41 The General Meeting shall establish the overall or the individual amount of the compensation of the managers every year as well as the limits of their participation in the profits in compliance with the rules of the specific legislation.

Art. 42 The General Meeting shall be chaired by the Chief Executive Officer of the Corporation or the substitute he may designate and, in the absence of both, by a shareholder chosen by the majority vote of those present.

Sole paragraph. The Chairman of the General Meeting shall choose the Secretary of the meeting from among the shareholders present.

## CHAPTER VI

## Audit Committee

Art. 43 The Audit Committee, of a permanent status, comprises up to five members and their respective deputies elected by the Regular General Meeting, all of whom residing in the country, in compliance with the requirements and impediments set forth in the Joint Stock Corporation Law, either shareholders or not, one of whom shall be elected by the holders of the minority common shares and another by the holders of the preferred shares in a separate voting procedure

§1 From among the members of the Audit Committee, one of them shall be nominated by the Finance Minister as representative of the National Treasury.

§2 In the event of a vacancy, resignation, impediment or unjustified absence at two consecutive meetings, such member of the Audit Committee shall be replaced until the end of the term of office by the respective substitute.

§3 The members of the Audit Committee shall be installed in their offices by signing the installation deed in the book of minutes and opinions of the Audit Committee, which shall mention: (i) compliance with contracts possibly signed by Petrobras with a stock exchange or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) with the purpose of adopting corporate governance standards set forth by those entities, and taking full responsibility of such contracts and the applicable regulations of differentiated practices of corporate governance, if such is the case, and (ii) compliance with the arbitration clause set forth in art. 58 of these Bylaws.

Art. 44 The term of office of the members of the Audit Committee is one year with re-election permitted.

Art. 45 The compensation of the members of the Audit Committee, in addition to the compulsory reimbursement of transport and permanence expenditures necessary to perform the function, shall be set up by the General Meeting electing them and in compliance with the limit established in Law nº 9,292 of 1996.

Art. 46 It is incumbent upon the Audit Committee, without detriment of other assignments that are vested in it due to legal provision or instruction of the General Meeting:

I to fiscalize, by any of its members, the acts of the managers and to verify the implementation of their legal and statutory duties;

II to render opinion about the Annual Report of the Management, with the inclusion in that opinion of such supplementary information that it may deem required or useful for the General Meeting to deliberate upon;

III to render opinion about the proposals of the managers to be submitted to the General Meeting concerning amendment of the corporate capital, issuance of debentures or subscription bonds, investment or capital budget plans, distribution of dividends, transformation, incorporation, merger or split of the Corporation;

IV to denounce by any of its members to the management bodies the mistakes, frauds or offenses they may discover, suggesting measures useful to the Corporation and, in case the former fails to take the necessary measures to protect the interests of the Corporation, to denounce this to the General Meeting;

V to call the Regular General Meeting, if the managers delay for more than one month calling it, and to call the Special General Meeting whenever serious or urgent reasons occur, with the inclusion on the agenda of the subjects they may deem necessary;

VI to analyze, at least quarterly, the interim balance-sheet and further financial statements periodically prepared by the Board of Executive Officers;

VII to examine the financial statements of the fiscal year and opine about them;

VIII to perform such assignments during liquidation.

Sole paragraph. The members of the Audit Committee shall participate compulsorily in the meetings of the Committee of Directors in which matters referring to items II, III and VII of this article are going to be considered.

## CHAPTER VII

## Employees of the Corporation

Art. 47 The employees of Petrobras are subject to the labor legislation and to the in-house regulations of the Corporation in compliance with the legal rules applicable to employees of mixed-capital corporations.

Art. 48 The admission of employees by Petrobras and by its subsidiaries and affiliates shall follow the public selection process according to the provisions approved by the Board of Executive Officers.

Art. 49 The duties of the High-Level Management and the powers and responsibilities of the respective incumbents shall be defined in the Basic Organizational Plan of the Corporation.

§ 1 The duties referred to in the heading of this article may, exceptionally and at the discretion of the Board of Executive Officers, be assigned to technicians or experts alien to the permanent staff of the Corporation.

§ 2 The managerial duties that shall constitute the organizational structure of the Corporation at all other levels shall be vested with the powers and responsibilities of the holders as defined in the rules of the respective bodies.

Art. 50 Without detriment to the requirements foreseen in the law the assignment of employees of Petrobras and of its subsidiaries or controlled companies shall depend upon authorization, in each particular case, of the Board of Executive Officers, and shall be made, whenever possible, with reimbursement of the costs involved.

Art. 51 The Corporation shall separate a portion of the yearly results for distribution among its employees, in compliance with the criteria adopted by the Board of Directors and in compliance with the prevailing legislation.

## CHAPTER VIII

## General Provisions

Art. 52 - The activities of Petrobras shall comply with the Basic Organizational Plan approved by the Board of Directors and shall cover the general structure and define the nature and the assignments of each body, the reporting, coordination and control relationships required for its operation in accordance with these Bylaws.

Art. 53 The fiscal year shall coincide with the calendar-year ending on 31 December of each year, on which date the property balance-sheet and further financial statements to comply with the applicable legal provisions shall be established.

Sole paragraph. The Corporation may establish half-yearly balance-sheets for the payment of dividends or additional payment on shareholders' equity upon deliberation of the Board of Directors.

Art. 54 Financial charges equivalent to the SELIC rate shall incide, from the transfer date throughout the date of the capitalization, on funds transfered by the Federal Government or deposited by minority shareholders for purposes of the capital increase of the Corporation.

Art. 55 From the net profit shown in its Annual Balance-Sheet, Petrobras shall assign a minimun 0.5% (five-tenth percent) of the paid-in corporate capital in order to constitute a special reserve to cover the cost of technological research and development programs of the Corporation.

Sole paragraph. The accrued balance of the reserve provided for in this article must not exceed 5% (five percent) of the paid-in corporate capital.

Art. 56 After the distribution of the minimum dividend foreseen in article VIII of these Bylaws has been determined, the General Meeting may, in compliance with the Corporation Law and the specific federal rules, assign percentages or bonuses to the members of the Board of Executive Officers of the Corporation as profit sharing.

Art. 57 The Board of Executive Officers may authorize the practice of reasonable free acts on behalf of the employees or of the community in which the company participates, including the donation of goods no longer usable, in the light of its social responsibilities as provided for in paragraph 4 of art. 154 of Law nº 6,404 of 1976.

Art. 58 Disputes or controversies involving the Corporation, its shareholders, managers and members of the Audit Board shall be resolved according to the rules of the Market Arbitration Chamber, with the purpose of applying the provisions contained in Law nº 6,404 of 1976, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) as well as in all further rules applicable to the operation of the capital market in general, in addition to those contained in the contracts occasionally signed by Petrobras with the stock exchange or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), with the purpose of the adoption of corporate governance standards established by these entities and of the respective rules on differentiated practices of corporate governance, if such is the case.

Sole paragraph. The deliberations of the Federal Government through voting in the General Meeting, aimed at guiding the business of the Corporation, as per article 238 of Law nº 6,404 of 1976, shall be deemed as forms of exercising undisposable rights and shall not be subject to the arbitral procedure mentioned in the heading of this article.

Art. 59 Contractual agreements signed by Petrobras for acquiring goods and services shall be preceded by a simplified bidding procedure as defined in the regulation approved by Decree nº 2,745 of 24 August 1998.

Art. 60 With the purpose of drawing up its proposals to participate in biddings preceding the assignments dealt with in Law 9,478 of 1997, Petrobras may sign pre-contractual agreements by sending out invitation letters, ensuring prices and commitments concerning the supply of goods and services.

Sole paragraph. The pre-contractual agreements shall contain a plain-right resolution clause to be applicable without penalty or indemnity of any kind in case another bidder is announced as the winner, and shall be submitted subsequently to the appreciation of the external control and fiscalization bodies.

Art. 61 The Federal Government as controlling shareholder of the Corporation, the members of the Board of Directors, of the Audit Board and of the Board of Executive Officers shall:

abstain from negotiating securities in the following time periods:

a) in the period of one month prior to the closing of the fiscal year until the publication of the announcement placing at the disposal of the shareholders the financial statements of the Corporation or their publication, prevailing whichever occurs first;

b) in the period between the decision taken by the competent corporate body to increase or to reduce the corporate capital, to distribute dividends or share bonusses or to issue other securities, and the publication of the respective notices or ads.

II communicate to the Corporation and to the stock exchange or organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CMV) their periodic security negotiation plans, if they have them, as well as the subsequent alteration or non-implementation of such plans. The communication must inform at least whether the plan is a programmed investment or a de-investment plan, the periodicity and the programmed quantities.


PETROBRAS
programa de criança





*Coordination*
Comunicação Institucional/Comunicação Nacional

*General Consultant*
Bureau Veritas

*Advice on content*
Bureau Veritas

*Research and statistics*
Bureau Veritas

*Text*
Telmo Wambier e Luis Carlos Cabral

*Translation*
Gervase Shorter

*Graphic Design*
Matiz Design

*Photographs*
Antonio Batalha, Petrobras' Image Bank, Bruno Veiga,
Claudia Martins, Felipe Goifman, Geraldo Falcão, José Caldas,
Juarez Cavalcanti, Luiz Claudio Marigo, Marcia Krauz, Mila Petrillo,
Projeto Tamar' Image Bank and Rogerio Reis

*Publicity agency*
Rede Interamericana de Comunicação S.A.

*Printed by:*
Editora Gráficos Burti

*With assistance from the Ethos Companies and Social Responsibility Institute*



*Cover: Adolescents from the rehabilitation program "Painting a Different Future" visit the National Fine Arts Museum, Rio de Janeiro*

*Painting: Battle of Guararapes, 1879, by Vitor Meirelles (National Fine Arts Museum collection)*


PETROBRAS

www.petrobras.com.br